Form 10-K, Exhibit 13
ALEXANDER & BALDWIN INC
filed 1995-03-27
CIK 3453

1994 FORM 10-K EXHIBIT 13
ALEXANDER & BALDWIN, INC.
1994 ANNUAL REPORT TO SHAREHOLDERS

ELECTRONIC FILE FORMAT FOR SEC TRANSMISSION

NOTE:
     Page numbers referenced in this report refer to the published document.

     Photo captions and descriptions of graphs which are
     included in the published document are noted in brackets
     in this electronic file format.
-------------------------------------------------------------------
[Four photos - caption: Representing A&B's business segments are (from top to bottom): Matson's S.S. Maui, the first American vessel to be converted to a technologically advanced "open top" design; Kahului Ikena, a residential deve-lopment on Maui, one of many A&B Properties' projects underway on that island; Matson Leasing containers in Bangkok exemplifying the five-year-old company's growing international presence; and Kauai coffee trees growing at McBryde, where value was added to the food products segment with the successful launch in 1994 of a roasted, packaged coffee.]

[Cover photo caption: An aerial view of Maui's North Shore with the world famous wind surfing spot, Ho'okipa Beach Park, in the foreground. The vast expanse of land pictured is practically all property owned by A&B.]

Financial Highlights

                           1994             1993     Change
                      --------------    ------------ ------
Revenue               $1,208,165,000    $979,466,000  + 23%

Net Income               $74,608,000     $66,989,000  + 11%

  Per Share                    $1.62           $1.45  + 12%

Cash Dividends           $40,563,000     $40,777,000  -  1%

  Per Share                    $0.88           $0.88    --

Average Shares
  Outstanding             46,059,000      46,338,000  -  1%

Total Assets         $ 1,932,788,000  $1,912,375,000   + 1%

Shareholders' Equity    $632,614,000    $587,006,000   + 8%

  Per Share                   $13.85          $12.65   + 9%

Return on Beginning

  Shareholders' Equity         12.7%           12.0%     --

Current Ratio               1.4 to 1        1.3 to 1     --

Ratio: Long-term Debt and

  Capital Leases to         .32 to 1        .37 to 1     --

  Total Capital

Employees                      3,581           3,709    - 3%

Amounts reflect the results of California and Hawaiian Sugar Company, Inc. subsequent to acquisition in June 1993.

[Photo caption: The 4-story Alexander & Baldwin Building in the heart of down-town Honolulu has been a city landmark and the Company's headquarters for 66 years.]

A Tribute to R.J. Pfeiffer

  Robert J. Pfeiffer will retire from Alexander & Baldwin, Inc. (A&B) on March 31, 1995 after 37 and one-half years of distinguished service to the Company, nearly 15 of which he has spent as Chairman of the Board and over 12 as Chief Executive Officer ---- more than any other individual in A&B's 125-year history, except John Waterhouse, son-in-law of Company co-founder, Samuel T. Alexander.

  The officers and employees of A&B wish to recognize and express their appreciation for Mr. Pfeiffer's extraordinary record of leadership and contributions to the Company. In his nearly four decades of service, a period of significant growth and prosperity, he left an enduring mark on A&B. Under his direction, the Company grew in strength and capability and, as a result, is better equipped to face the future.

  Mr. Pfeiffer began his A&B career at a Matson Navigation Company, Inc. (Matson) subsidiary in 1956. He was appointed Matson President and CEO in 1973, and he has served as Matson's chairman continuously from 1979 until his retirement from A&B this year. The year 1973 also saw Mr. Pfeiffer assume his first corporate office at A&B, when he was named Senior Vice President. In 1979 he was appointed President of A&B. He became CEO and Chairman of the Board in 1980. Under his stewardship, A&B has grown, modernized, diversified and estab-lished a reputation as a leader in each of the areas in which it does business. Here are a few indicators of the Company's progress during the Pfeiffer years:

                                    1973         1980          1994
                                ------------ ------------ -------------
Total Revenue                   $170,247,000 $461,278,000 $1,208,165,000
Shareholders' Equity             159,014,000  328,066,000    632,614,000
Total Assets                     241,168,000  655,492,000  1,932,788,000


  With Mr. Pfeiffer at the helm, Matson steered a course through a period of tremendous growth, change and success and, in the process, was transformed into one of the world's most efficient, modern ocean transportation companies.

  Under Mr. Pfeiffer's leadership, A&B also modernized and diversified the agribusiness activities in which the Company has its roots. The pioneering investments made in drip irrigation of A&B's sugar plantations and automation of its mills during this time ensured that the Company would maintain its leading position in Hawaii sugar production.

  Mr. Pfeiffer also directed the revitalization of the Company's property development and management activities, thoughtfully pursuing the development of commercial, industrial and residential properties on Maui and Kauai, while continuing to uphold A&B's tradition of responsible stewardship of its landholdings. He oversaw the key, final phases of development and sale of the Wailea Resort on Maui, and then astutely employed the proceeds of the sale to acquire a variety of Mainland properties in order to diversify the Company's substantial real estate portfolio.

  The Pfeiffer years also witnessed the birth of a major new area of enterprise for the Company ---- worldwide marine container leasing, which has developed into a growing profit center.

  No summation of Mr. Pfeiffer's tenure at A&B would be complete without mention of the care, concern and energy he devoted to building on the tradition of Company involvement in the communities in which it operates. While Mr. Pfeiffer took on a leadership role in numerous professional and community groups, perhaps one of his most notable achievements was the creation of the Alexander & Baldwin Foundation, which has become a leading supporter of educational, cultural and human services organizations throughout Hawaii and on the West Coast.

  Bob Pfeiffer adopted as his watchword the Hawaiian "imua," which means "to progress, to go forward." There is no word, in any language, better suited to describe his attitude, his life, his legacy. We will miss him, and we extend to him and his family our aloha and mahalo upon his retirement.

[Photo caption: John C. Couch, President and Chief Executive Officer, and
R. J. Pfeiffer, Chairman of the Board, on the balcony of the historic Alexander & Baldwin Building]

To Our Shareholders

Fellow Shareholders

  While Alexander & Baldwin, Inc. (A&B) continued to make satisfactory progress in a number of key areas in 1994, overall financial results were not as good as we had hoped. Accomplishments during the year, however, did demonstrate the Company's financial and operating strength. Strong cash flow permitted the Company to proceed with important capital expenditures, while concurrently reducing debt, repurchasing shares and continuing regular cash dividend payments.

  Freight volume in our ocean transportation business was the highest since that business began 112 years ago. Growing world trade propelled our international marine container leasing business to record earnings. The increasing pace of our property development and management business created important opportunities to realize significant added value from our real property assets. There even were some heartening developments in our food products business, although the results of those operations were disappointing. Looking ahead, although the food products segment faces some major challenges, in general we are encouraged by more favorable local, national and international economic trends than we have seen in recent years.

  A&B's 1994 net income was $74.6 million, up 11 percent from $67.0 million in 1993. Earnings per share rose to $1.62, up 12 percent from $1.45 in 1993. Cash flow from operations, before expenditures for real estate developments, was $194 million in 1994, just slightly below the record $195 million in 1993.

Repurchase Program Reflects Long-term Commitment

  A&B's strong operating cash flow enabled the Company to proceed with its current stock repurchase program. In December 1993, the Board of Directors authorized the Company to repurchase up to two million shares during 1994 and 1995. The purchase authorization provides a means of improving overall returns to shareholders without jeopardizing financial flexibility or missing attractive growth opportunities. In 1994, A&B repurchased 722,500 shares at a total cost of $17.7 million. As a result, each remaining shareholder has a larger ownership stake. At the same time, cash flow was sufficient for the Company to fund $102 million in capital investments, to retire $53 million of outstanding debt, and to pay dividends of $40.6 million.

Matson Meets Cargo Surges

  During 1994, Matson Navigation Company, Inc. (Matson) demonstrated its capability to handle efficiently significant increases in freight volume on short notice. During the 24-day labor strike that shut down its major competitor, Matson's newest vessel, the MV R. J. Pfeiffer, carried a record cargo lift. In addition, the newly converted "open top" vessels, SSs Maui and Kauai, fully utilized the ten-percent capacity increase provided by their recent conversions.

  In 1994, Matson successfully completed the largest computer software system development effort in its history. This project encompassed the complete rewrite of Matson's most critical business applications: customer service, booking, billing and equipment control. The ramifications for improved customer service are significant.

  In addition, Matson increased its focus on building strategic alliances with international carriers by offering them a wider variety of services, which now include stevedoring and terminal services, intermodal services, coastwise feeder vessel operations and container leasing. Matson's intermodal container shipping subsidiary, Matson Intermodal System, Inc. (MIS), continued to grow in 1994, largely because of this strategy. MIS now is the exclusive east-west intermodal agent for both Columbus Line and Blue Star Line.

  In July 1994, Matson launched its newest business venture, the Pacific Coast Shuttle, by employing the former reserve vessel, S.S. Manulani, in a service which operates between Los Angeles and the Pacific Northwest ports of Seattle and Vancouver, British Columbia. This new service has attracted major international carriers as customers.

Container Leasing

  Matson Leasing Company, Inc. (Matson Leasing) continued to strengthen its international presence by opening a new office in Rio de Janeiro. Matson Leasing now has direct representation in every major trading area in the world. The fleet size grew by about 11 percent to 160,000 twenty-foot equivalent units
(TEUs). A larger fleet, higher utilization and rate stability resulted in a 15-percent increase in revenue.

A&B Properties, Inc. Leads Maui Development

  A&B Properties' performance improved again in 1994, a noteworthy step in a difficult period for real estate. A&B's property operations continue to build an impressive inventory of development projects, especially in Hawaii. At the same time, they continue to benefit from geographic diversity, with about half of all leasing income received from properties outside Hawaii.

  On Maui, A&B Properties has led the way in promoting the growth and revitalization of retail activity. Maui's first Kmart store opened in 1993 on a site leased from A&B Properties and since has become one of Kmart Corporation's top performers. Progress continues at Triangle Square, with the first phase of a new factory outlet mall, Maui Factory Stores, nearing completion. Ground was broken in January 1995 for a new, 134,000 square-foot Costco store on A&B property in Kahului. Also, plans have been initiated for the redevelopment of a 20-acre site, now occupied by the 44-year-old Kahului Shopping Center.

  Kahului Industrial Park represents the Company's continued expansion of its valuable light industrial and commercial holdings on Maui. This new development is located in close proximity to the airport, harbor and the Kahului/Wailuku urban core of Maui. Phase I consists of 76 acres and its addition will increase A&B Properties' light industrial lands on Maui by approximately one-third. Sales and leasing activity is expected to begin in late 1995 or early 1996.

  Arapahoe Marketplace shopping center near Denver was sold for $21 million in December. The sale demonstrates another way A&B Properties adds value to the Company's real property investments. The Colorado property had been purchased for $17 million, with tax-deferred proceeds from prior land sales. Since acquisition of the property just after it was constructed in 1989, average rents increased 16 percent, while operating costs remained constant. A&B Properties intends to reinvest the sale proceeds in other income-producing properties, utilizing tax-deferred property exchanges.

  In 1994, A&B Properties also sold two parcels of land that were among properties purchased from California and Hawaiian Sugar Company, Inc. (C&H) in June 1993. Although acquired in connection with the purchase of C&H, those properties were surplus to C&H's needs. The most valuable of the two parcels was
19.4 acres in Aiea on Oahu, which was sold for $17.8 million.

Low Food Products Margins

  Operating in an extremely volatile market and one negatively impacted by ineffective administration of the domestic sugar support program, A&B's food products segment struggled in 1994. Hawaiian Commercial & Sugar Company on Maui suffered because of relatively low yields. McBryde Sugar Company, Limited, on Kauai, faced even greater challenges due to its higher sugar production costs, and startup costs associated with its efforts to pioneer the large-scale growing and marketing of coffee.

  As discussed in last year's annual report, the decision to buy C&H in 1993 allowed A&B to integrate its sugar-growing activities with those of sugar refining and marketing. Unfortunately, refined sugar prices have been depressed, while raw sugar costs remained relatively high and volatile. The price decline has been most significant in the western markets. Falling refined sugar prices were primarily due to problems with administration of the sugar support program. These problems, as well as flaws in the current legislation, are among issues to be addressed when the various domestic agricultural commodity support programs are reviewed for renewal later this year.

Outlook for 1995

  As your Company begins its 125th year of progress, economic indicators signal modest growth opportunities ahead. A&B continues to grow beyond Hawaii, but about 80 percent of the Company's operating profit still depends primarily on economic activity in the State. The visitor industry remains the largest single component of Hawaii's Gross State Product. After three down years, visitor arrivals and visitor days improved steadily during 1994 and the Hawaii Visitors Bureau projects continued growth during 1995. The construction industry, however, remains at a cyclical low.

  Looking beyond Hawaii, growing international trade and stronger fundamentals in the marine container leasing industry bode well for Matson Leasing. Worldwide container trade is estimated to have increased about eight percent in 1994, compared with less than four percent in 1993. In addition, the economic recovery on the U.S. Mainland has had a positive impact on A&B Properties, with its Mainland property portfolio realizing an average occupancy rate of 97 percent.

  Each of the Company's business segments will continue to focus on achieving greater operating efficiencies and exploring growth opportunities. At Matson, the Company looks forward to the growth of the new Pacific Coast Shuttle service, as well as continued implementation of programs that will improve the efficiency of current operations and enhance the level of customer service. Matson Leasing will continue to expand its container fleet in response to customers' needs. A&B Properties will proceed with land entitlement efforts, as well as continue to build on its success in development and redevelopment of property for which entitlements have been granted and zoning is approved. With labor negotiations scheduled during 1995 for C&H and for both Hawaii plantations, and with the expiration of current federal agriculture support programs, the food products segment, however, faces an unusual degree of uncertainty.

  The current sugar support program has disadvantaged the sugarcane sector of the sweetener industry, which includes sugar beet growers and processors, corn growers and processors, as well as sugarcane growers and refiners. A&B will continue to work with these industry groups, congressional representatives and Administration personnel to help structure a new program that will represent a better balancing of all sweetener interests, including those of producers as well as consumers.

Application of Economic Value Added (EVA)

  A&B is highly diversified, with businesses that have varied financial characteristics. Because the Company's overall returns on invested capital have been inadequate during the past few years, the Company in 1994 began the evaluation of a new financial management framework called Economic Value Added, or EVA(R).

  EVA combines traditional measures of operating profit with measurement of capital returns to create a single, easily understood measure. It allows that same measure to be used for corporate and unit planning, for capital investment analysis, for period reporting and, potentially, for measurement of management performance. Calculated from existing accounting measures, EVA promises to help operating managers at all levels take greater responsibility for the stewardship of capital invested in their respective operations. The Company will be applying EVA techniques during 1995 on a trial basis to assess their utility and to help focus attention throughout the organization on returns being generated on capital employed.

Management Share Ownership

  Over the past few years, there has been increased attention given to the importance of share ownership by corporate officers as a means of promoting goal congruence with shareholders in general. In that regard, in 1994 the Board of Directors established share ownership guidelines for corporate officers of A&B. The response has been reassuring. The number of officers who elected to take a portion of their incentive compensation in stock rather than cash increased dramatically in 1993 and 1994. At this point, the top 15 officers own outright (i.e., separate from beneficial ownership through stock option grants) approximately 640,000 shares or 1.4 percent of the total shares outstanding. We believe increasing share ownership by key A&B officers is a healthy trend.

  As shareholders, we would like to thank the employees of A&B and its subsidiaries for their diligent efforts and hard work in 1994. As officers, we pledge to our Board of Directors and fellow shareholders our continued efforts to make A&B a superior investment.


  /s/ John C. Couch
  John C. Couch
  President and
  Chief Executive Officer


  /s/ R. J. Pfeiffer
  R. J. Pfeiffer
  Chairman of the Board

  February 17, 1995

[Photo caption: Matson continues to build strategic alliances with international carriers by offering them a variety of services. The Company's new Pacific Coast Shuttle service has attracted major international carriers as customers since it was launched in mid-1994.]

[Photo caption: Top: A&B Properties has successfully led the development of new retail markets on Maui. The island's first Kmart opened in 1993 and already has become one of the retailer's top performers.

Bottom: By applying the latest technology to existing operations, C&H now is able to supply high quality liquid sweetners more efficiently to industrial cus-tomers in Hawaii, utilizing a new liquid sugar plant at Aiea on Oahu.]

[Photo caption: Matson's newly converted S.S. Kauai sails under the Golden Gate Bridge in San Francisco, where the ocean transportation company has its head-quarters. Benefits of conversion work completed on this vessel in 1994 include the industry-leading "open top" design and life-extension work that will add ten to 15 years to the vessel's service life.]

Review of Operations

The following table shows the operating profit for each segment for the last three years. Results and prospects for each segment are discussed in the following pages.

                                 PERCENT         Percent          Percent
                                   OF              of               of
(Dollars in thousands)      1994  TOTAL     1993  Total    1992    Total
                           ------   --    -------   --   -------     --
Ocean Transportation      $97,319   61    $91,194   57   $97,195     77
Container Leasing          16,604   10     13,047    8    12,509     10
Property Development
  and Management:
    Leasing                23,163   15      22,975   14     21,357   17
    Sales                  18,522   12      18,570   12     16,820   13
Food Products                (418)   0      12,692    8    (26,175) (21)
Other                       3,143    2      2,357     1      4,263    4

[Graph entitled "A&B Operating Profit by Source 1984-1994": Graph shows the contribution to total operating profit of each business segment. Data points for the most recent 5 years of the graph are contained in the Industry Segment Information.]

Matson

  The ocean transportation operations of Alexander & Baldwin, Inc. (A&B) are conducted by Matson Navigation Company, Inc. (Matson), a wholly owned subsidiary headquartered in San Francisco. Matson is the principal carrier of containerized cargo and automobiles between the U.S. Pacific Coast and Hawaii, with a fleet of four container ships and four combination container/trailer ships in regularly scheduled service between Hawaii and Los Angeles, Oakland and the U.S. Pacific Northwest. The service includes transshipment of cargo by three barges operating between Honolulu and the islands of Hawaii, Maui and Kauai. Matson also operates a container barge between Honolulu and several mid-Pacific islands. In 1994, Matson launched a new coastwise service using one container ship that operates along the West Coast. Matson's other ocean transportation subsidiaries offer stevedoring and terminal services, intermodal services and harbor tug-boat services.

  Matson's mission is to be a customer's preferred provider of cargo transportation services by offering a high-value service characterized by reliability, frequency and ease-of-use.

Operating Results

  In 1994, ocean transportation operations provided 50 percent of A&B's revenue and 61 percent of its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis beginning on page 29.

                 1994           1993           1992
               --------       --------       --------
                            (in thousands)

Revenue        $604,754       $551,687       $537,669
Operating
  Profit*        97,319         91,194         97,195

* Before interest expense, corporate expense and  income taxes

Hawaii Cargo Volume

  In 1994, total containerized freight reached a record level for Matson, up four percent from 1993. Over the past ten years, Matson's containerized freight carriage has grown at an annual compound rate of five percent.

  Total Hawaii cargo carriage for the past three years was:

                  1994           1993           1992
                -------        -------       --------
                            (in thousands)
Freight
  (TFEUs*)      241,000        232,000        236,000
Automobiles     117,000        109,000        111,000

* Twenty-four foot equivalent units

  Westbound container volume surpassed 1993's record high by two percent. 1994's record numbers were primarily due to the April Teamster's strike that shut down the operations of Matson's major competitor for 24 days. Eastbound container volume rose nine percent over 1993, due in part to increases in household goods shipments and the return of other carriers' empty containers.

  Automobile volume increased seven percent in 1994, marking a notable gain, but nevertheless was lower than the record years of 1990 and 1991. The decrease from those years is attributable to the curtailment of manufacturers' incentives for rental-car fleet purchases in late 1991.

[Graphs: Ten year freight (TFEUs) showing growth from slightly more than 150,000 TFEUs in 1985 to the 1994 level of 241,000 TFEUs; Ten year automobile volume showing growth from approximately 69,000 units in 1985 to 117,000 in 1994.]

1994 Progress

  The April Teamster's strike required Matson to meet virtually all of Hawaii's ocean transportation needs and resulted in record or near-record freight volumes on Matson vessels for nearly six weeks. Freight capacity was greatly enhanced by recent fleet improvements. Matson's newest container ship, the MV R. J. Pfeiffer, built in 1992, carried a record for the Company's fleet: 1,369 containers. The newly converted "open top" (i.e., without hatch covers) vessels, SSs Maui and Kauai, sailed with maximum loads, with container capacity that was more than ten-percent greater than it had been before their conversion. In some cases, containers were stacked 11 high. Matson's ability to handle the surge in freight efficiently also benefited from its terminal and intermodal subsidiaries; in many instances, freight was moved by rail or truck to alternate Matson West Coast facilities in order to make the earliest departure for Hawaii. In August 1994, the State of Hawaii's Senate and House of Representatives issued two separate proclamations commending Matson for its success in carrying the wide range of commodities needed by the State without any disruption to the regular flow of goods.

  In 1994, Matson completed the largest computer software system development that the Company has ever undertaken. The project exemplifies Matson's ongoing commitment to applying technological innovations to improve its operations and provide better service to its customers.

  In the past decade, information systems, transportation technology and the growth of intermodalism have allowed Matson to create a transportation network that can pace the flow of freight effectively to meet customers' precise distribution needs. Today, Matson provides many of its customers with fully integrated logistics services that involve the Company in the entire transportation process, from point of origin to destination. Matson's centralized Customer Service Center in Los Angeles dramatically simplifies for customers the task of making arrangements for ocean, truck and rail services, and for equipment needs.

  Matson was distinguished with two honors in 1994 that ranked its Hawaii service among the best in the industry by logistics professionals. Matson received a Transportation Quality Award from Traffic Management magazine for the second straight year, obtaining the highest overall rating for ocean carriers. This rating was based on results from a national quality survey that asked readers to rate carriers in five key performance areas: price, on-time delivery, customer service, damage/claim record and financial stability. Matson also was named a 1994 Quality Carrier by Distribution magazine, based on responses from a survey conducted by the publication.

  Matson subsidiaries continued to grow in 1994 and benefit from new customer accounts. Matson's contract stevedoring subsidiary, Matson Terminals, Inc.
(MTI), experienced gains in both earnings and asset utilization in 1994. Matson Intermodal System, Inc. (MIS) increased its contribution to operating profit, largely by combining its intermodal services with MTI's stevedoring services to provide customers with an attractive strategic partner. These customer accounts represent Matson's increased focus on building strategic alliances with international carriers by offering a variety of services.

  Consistent with this strategy, Matson launched its new Pacific Coast Shuttle service in July 1994. With the completion of Matson's two-ship "open top" modification project, the reserve vessel, S.S. Manulani, could be employed in a service that operates between Los Angeles and the Pacific Northwest ports of Seattle and Vancouver, British Columbia. The three primary markets the Pacific Coast Shuttle targets are: feeder service for other ocean carriers under connecting carrier agreements, domestic cargo moving between California and Washington, and U.S. foreign commerce (primarily moving between Vancouver, B.C. and Southern California).

  Matson currently has 28 connecting carrier agreements signed. Eleven of these are with companies that are among the world's largest ocean carriers. Both transit times and freight rates for the service are competitive with rail and truck transportation alternatives. At year end, the new service was approaching break-even.

  New labor contracts were signed in 1994 with the unlicensed offshore unions, Marine Engineers and Beneficial Association, American Radio Association and Masters, Mates & Pilots. International Longshoremen's and Warehousemen's Union bargaining-unit agreements in Hawaii also were ratified in 1994.

  In 1995, negotiations commence for machinists unions in Northern and Southern California. Matson feels confident that the upcoming negotiations will result in a satisfactory outcome and does not anticipate any disruption of service.

Shipping Rates

  On November 17, 1994, Matson filed a 3.8-percent general rate increase that became effective on January 22, 1995, as scheduled. In the ten-year period ending in 1994, Honolulu's Consumer Price Index has risen 59 percent, the U.S. CPI has risen 43 percent, while Matson's rates have increased just 21 percent.

Issues, Plans to Address Them

  o Maritime Reform Legislation -- Congress adjourned on October 8, 1994 without passage of maritime reform legislation. The proposed maritime reform bill provided for a new system of subsidy payments for American ships sailing in international commerce and included specific protections to ensure that domestic carriers, like Matson, would not be put at a competitive disadvantage by subsidy recipients. The House passed the Administration-sponsored bill, but it was never subjected to a vote in the Senate. It is expected that maritime reform legislation will be reintroduced in 1995, but identifying an acceptable funding source for the program will remain a major obstacle to enactment. Matson continues to support efforts to develop a new, comprehensive maritime policy, and will remain actively involved in these efforts.

  o Competition -- Matson remains the premier carrier in the trade, principally due to its commitment to customer service. This is evidenced by Matson's competitive advantages in number of sailings, on-time arrivals, capacity, variety of container equipment and other unique services.

Operating Profit Outlook

  In 1995, Matson expects freight volume to be comparable to 1994. Though
1994's container volume was inflated by a non-recurring surge that resulted from the Teamster's strike, other factors such as an improving Hawaii economy should result in Matson performing close to 1994's record highs. Earnings also should benefit from the continued growth of the Pacific Coast Shuttle service and improved subsidiary performance due to growth of customer accounts at MTI and expansion of MIS' business.

[Ocean Transportation section photo captions: (1) C. Bradley Mulholland, Presi-dent and Chief Executive Officer, Matson Navigation Company, Inc. (2) Opposite page: Matson's flagship, MV R.J. Pfeiffer, carried record cargo during the April Teamster's strike. The strike resulted in record or near-record freight volumes on Matson vessels for nearly six weeks. (3) Matson Intermodal System, Inc. pro-vides Matson with the most efficient and economical truck and rail services available. MIS continues to expand its business, particularly with shipping companies already utilizing other services of Matson or its subsidiaries.
(4) Top & Bottom Left: Matson's Hawaii service is distinguished by the diversi-fied commodities it carries, ranging from large rolling stock, such as the city of Honolulu's "The Bus," to eastbound goods, such as the growing market of floriculture and nursery products. (5) Above: Matson's Pacific Coast Shuttle service underscores the Company's ongoing focus on seeking ways to improve asset utilization and to expand its earnings base. The new service required little capital investment because it utilizes existing personnel, information systems, West Coast terminals and the former reserve vessel, S.S. Manulani.]

MATSON LEASING

Segment Description

  Marine container leasing operations of A&B are conducted by Matson Leasing Company, Inc. (Matson Leasing), a wholly owned subsidiary of Matson. Headquartered in San Francisco, Matson Leasing has established itself as one of the premier marine container lessors in the world since beginning operations in 1989. Matson Leasing has 12 offices in North and South America, Europe, Asia, and Australia, utilizing 92 depot locations worldwide.

  Matson Leasing leases standard, dry cargo twenty-foot and forty-foot steel containers, the predominant type of containers in use worldwide. At year-end 1994, approximately 112,000 containers were employed by Matson Leasing. Expressed in twenty-foot equivalent units (TEUs), the fleet numbered approximately 160,000 TEUs.

  Matson Leasing's long-range goal is to be a mid-sized container lessor, which will allow a balance of economies of scale with flexibility. It has and will continue to differentiate itself from competitors by providing superior, technologically-enhanced service and by remaining selective about which customers and markets to serve. Matson Leasing is one of the industry's most efficient leasing companies, which is important in the scale-driven container leasing industry. When coupled with A&B's corporate strengths, Matson Leasing's reputation for reliability and a service-driven culture make it an attractive long-term partner for its customers.

  Matson Leasing's customers are primarily international ocean carriers. By year-end 1994, Matson Leasing had long-term and master leases with over 170 companies. Matson Leasing's top-ten customers accounted for approximately 42 percent of the Company's revenue, with no customer representing more than ten percent of Matson Leasing's revenue.

  With lessees frequently searching for alternatives in the container leasing industry, Matson Leasing seeks to be the lessor of choice. Matson Leasing provides a highly responsive and consistent service that reinforces its commitment to be a long-term partner with its customers. Matson Leasing also offers considerable value by providing additional services, such as management informationproducts and maintenance cost containment programs that lower its customers' overall cost of doing business.

Operating Results

  In 1994, container leasing operations provided five percent of A&B's revenue and ten percent of its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis beginning on page 29.

                     1994           1993           1992
                    -------       --------       -------
                                (in thousands)

Revenue             $64,132       $55,662        $50,468
Operating Profit*    16,604        13,047         12,509

*  After interest expense, before corporate expense and income taxes

1994 Progress

  Demand for leased containers improved in 1994. Part of this positive shift was due to the increase in worldwide containerized trade of an estimated eight percent, compared with just a four percent growth rate between 1992 and 1993. Containerized trade in 1995 is expected to grow at seven percent, as the world's major trading economies continue to improve modestly overall.

  The upward trend in demand was reflected in Matson Leasing's utilization rate, which averaged 88 percent in 1994, posting significant gains from 1993's 83 percent. Uncertain market conditions pushed rates lower early in 1994 but, by year-end, rates had stabilized and demand had strengthened.

  Matson Leasing added over 11,000 new containers to its fleet in 1994, representing over 15,000 TEUs. These acquisitions increased fleet size in 1994 by 11 percent over 1993. A significant fleet expansion program also is planned for 1995.

  In only five years, Matson Leasing has established a worldwide network of area offices. In 1994, a new office was opened in Rio de Janeiro, Brazil and an agent was appointed in South Africa. Matson Leasing now has direct representation in virtually every major trading area in the world.

  Matson Leasing continues to develop value-added information systems, which will provide a platform for improving overall customer service. Since it was formed in 1989, Matson Leasing has been at the forefront in implementing Electronic Data Interchange (EDI) for both fleet management and customer service purposes. Matson Leasing is a founding member of the Concord EDI Group, a trade association of leasing companies, steamship lines, depot operators, survey companies and industry- related service providers. The Concord EDI Group's objective is to provide a forum for the international intermodal transportation industry to discuss and develop EDI guidelines.

  The proprietary Mat-Flex system, introduced in 1993, allows customers to design the manner in which billing information is displayed, making coordination with customers' data systems much easier. A new Customer Access system provides comprehensive information about Matson Leasing containers on lease to customers. These innovations have helped Matson Leasing further its goal of becoming the leader in the use of technology to enhance customer service.

  Matson Leasing continues to strive to be the most efficient lessor in the industry by maintaining a highly automated, streamlined organization. In the container leasing industry, a key measure of efficiency is TEUs per employee. Matson Leasing continues to outperform its counterparts in this measure, with only 67 employees at year-end.

Issue, Plans to Address It

o Global Trade Imbalances -- Despite the assumptions of continued reasonable growth in demand, Matson Leasing and the industry will be challenged to manage changing global imbalances in trade successfully. A number of economies are emerging from recessions. The resulting shifts in trade patterns and container flows require careful inventory management. Japan, for example, is currently emerging from a recession and expectations are that the container trade imbalance into Japan will grow.

Operating Profit Outlook

  Stronger container leasing fundamentals bode well for Matson Leasing in 1995. Utilization rates should continue to rise, although moderately. Lease rates also are expected to rise in 1995, as they traditionally lag increases in utilization. Similary, fleet expansion planned for 1995 should result in further gains in Matson Leasing's market share. Mitigating the above positive factors will be the impact of increased interest rates. Considering all these factors, Matson Leasing expects modest gains in operating profit in 1995.

[Container Leasing section photo captions: (1) Matson Leasing's reputation in the international containerized trade has contributed greatly to Matson's ability to build strategic alliances with international carriers. Blue Star Line is an example of a carrier that is a customer of Matson Leasing, as well as of Matson Terminals and Matson Intermodal System. (2) Left: Frederick M. Gutterson, President and Chief Executive Officer, Matson Leasing Company, Inc.
(3) Right: Matson Leasing's international presence extends to even remote loca-tions such as Ayutthaya, the capital of ancient Siam. (4) Left: Matson Leasing, which celebrated its fifth anniversary in 1994, has established itself as one of the premier container lessors in the world. Matson Leasing containers today are seen in all major international trading areas, such as Hong Kong.
(5) Right: Matson Leasing's new Customer Access system is the Company's latest technological innovation to improve customer service. Matson Leasing remains an industry leader in information systems, particularly in the development of Electronic Data Interchange (EDI).]

ABHI

  The property development and management and the food products operations of Alexander & Baldwin, Inc. (A&B) are conducted by A&B-Hawaii, Inc. (ABHI). ABHI's operations extend from the cultivation of sugar cane in the fertile central valley of Maui to refining and distributing sugar throughout the Western United States, and from the development of master-planned communities in Hawaii to the management of prime commercial, light industrial and retail properties on the Mainland.

  ABHI is responsible for the stewardship of some of A&B's most valuable assets, its extensive landholdings in Hawaii. In all of its property-related activities, both in Hawaii and elsewhere, A&B strives to be a responsible steward of the land, employing its landholdings at their highest and best use, consistent with community needs.

  The extent and nature of the Company's landholdings dictate that, for the foreseeable future, the highest and best use of the vast majority of its land is for agriculture and conservation. ABHI's own agribusiness operations utilize 47,000 acres of land for sugarcane and coffee cultivation. Because sugar cane currently is the best crop for a large percentage of the cultivatable land, A&B is committed to improving the efficiency of those operations.

  In 1993, A&B purchased, through ABHI, the portion of California and Hawaiian Sugar Company, Inc. (C&H) that it did not already own. C&H refines raw cane sugar in the San Francisco Bay Area and in Hawaii, and distributes industrial and grocery products throughout the Western United States. This purchase allowed ABHI to move closer to consumers, with the potential for creating and capturing additional value for shareholders.

Property Development and Management

Segment Description

  The property development and management activities of A&B are conducted by ABHI and its subsidiary, A&B Properties, Inc. At year-end 1994, A&B owned approximately 92,900 acres of land, including 68,900 acres on Maui, 21,900 acres on Kauai, and 2,100 acres elsewhere. An additional 17,900 acres on Maui and Kauai were leased from others. Approximately 92,100 acres of land owned by A&B are planted in sugar cane and coffee or employed in other agricultural, conservation or related uses. Currently, about 810 acres are fully zoned for urban use. Of the 92,100 acres now zoned for agriculture or conservation, 1,350 acres are designated for urban use, and an estimated 9,800 acres in Hawaii and 1,800 acres on the Mainland have foreseeable development potential.

  The combination of the large amount of land that the Company owns and the location of that land provides A&B the opportunity to serve growing residential, commercial and industrial markets on Maui and Kauai. Current uses of A&B land vary from watershed and conservation areas to master-planned communities, and from shopping malls and traditional residential developments to leased commercial properties.

  Four directional statements guide the activities of A&B Properties:

  o Maintain an appropriate, market-oriented pace of entitlements, and related development activity;

  o Provide new sources of recurring income and cash flow through leasing;

  o Redevelop existing properties in the Company's portfolio, when appropriate, to ensure they are maintained at their highest and best use; and

  o Develop and maintain a geographically diversified portfolio of commercial, industrial and residential properties.

Operating Results

  In 1994, property development and management operations provided eight percent of A&B's revenue and 27 percent of its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis beginning on page 29.


                1994           1993           1992
               ------         -------        -------
                            (in thousands)

Revenue:
  Leasing      $33,387        $32,606         $30,386
  Sales         60,767         32,559          27,529
               -------        -------         -------
Total          $94,154        $65,165         $57,915
               =======        =======         =======
Operating Profit:*
  Leasing      $23,163        $22,975        $21,357
  Sales         18,522         18,570         16,820
               -------        -------        -------
Total          $41,685        $41,545        $38,177
               =======        =======         =======

  *  Before interest expense, corporate expense and   income taxes;
     after Hurricane loss in 1992

1994 Progress

Entitlements

  Work to obtain entitlements for urban use in 1994 focused on:   A&B's
Kukui'ula development on Kauai, the proposed master-planned community at Pilot Hill Ranch in California and the Company's continued participation in the update of Maui's Community Plans.

  In late 1993, a petition was filed for reclassification to urban use of 822 additional acres at Kukui'ula. Public hearings on the petition held by the State Land Use Commission concluded in early 1995. During these hearings, both the State of Hawaii and the County of Kauai testified in support of the Kukui'ula project. A decision by the State Land Use Commission is expected by the end of April. Should the petition be granted, County-level zoning of approximately 500 of these acres will be pursued. This acreage would be added to the approximately 220 acres for which State and County approvals already have been received, to comprise the first phase of residential development of Kukui'ula.

  Pilot Hill Ranch, an 1,800-acre parcel in El Dorado County, California, approximately 40 miles northeast of Sacramento, is intended to be developed as a master-planned residential community. El Dorado County currently is updating its General Plan. The immediate entitlement objective is to have the project's proposed land uses designated in the General Plan. The County is expected to act on the Plan during 1995.

  The Company also continues to pursue numerous projects as part of the current ten-year update of the County of Maui's Community Plans. Community Plans in Hawaii generally are the first step in the lengthy governmental land-approval process, and they are intended to create a "blueprint" for planned development activity over the following decade. A&B is seeking various urban designations for its undeveloped lands within the four of nine County Plan regions where the Company's lands are located. It is not yet known, however, which or how many of these new designations will be approved.

Development

  A&B development activity in 1994 centered around the Company's efforts in Kahului, Maui.

  The cornerstone of this activity is the 76-acre first phase of Kahului Industrial Park, a light industrial/commercial business park ideally located near Maui's primary airport and harbor. Construction bids have been received and will be evaluated during the first quarter of 1995. Construction should commence in mid-1995 and is expected to be completed by year-end 1996. Initial sales activity will commence in late 1995 or early 1996, with a seven- to ten-year absorption period for the first phase.

  The Company is pursuing exciting retail opportunities in Kahului as well. A 13-acre, A&B-owned site, originally leased to Sam's Club, has been transferred to PriceCostco, Inc. Costco plans to open a 134,000 square-foot retail facility in mid-1995. Across the street, construction of the 28,000 square-foot first phase of a factory outlet center at Triangle Square will be completed in early 1995. Construction of Triangle Square's second phase, comprising five buildings totaling 80,000 square feet, should commence in mid-1995.

  Residential developments on Maui include Kahului Ikena, a 102-unit market-priced townhouse project in Kahului, and various Maui agricultural lot subdivisions. Completion of Kahului Ikena should occur in mid-1995. ABHI is examining whether to market this residential project on a rental basis or as condominiums. Other residential sales activity in 1995 will come from Haiku Mauka, a 39-lot agricultural subdivision.

  Development activity also continued on the Company's five-lot industrial subdivision at Port Allen on Kauai. Sales of these lots are expected in 1995.

Sales  Activity

Large Parcel and Improved Property Sales

  1994 sales included a number of key properties in the Company's development and leasing portfolios. In November, the Company sold to a sports apparel retailer, for $17.8 million, a 19.4-acre industrial parcel in Aiea on Oahu, that it originally acquired from C&H. In December, ABHI sold Crockett Ranch, a large California parcel also acquired from C&H, to the East (San Francisco) Bay Regional Park District for $3.2 million. Finally, in December 1994, ABHI sold Arapahoe Marketplace, a 192,000 square-foot retail shopping center located in Greenwood Village, Colorado, to an institutional investor for approximately $21 million.

Improved Lot Sales

  Also in Kahului, in 1994, ten lots in the Kamehameha Parkway Industrial Subdivision, encompassing 4.4 acres, were sold for $6.1 million. Three of the remaining four lots were sold in January 1995.

Subdivision Sales

  In 1994, seven lot sales in Haiku Mauka were closed, at an average price of about $182,000. Six lot sales were made in January 1995, with 24 lots remaining to be sold.

  In addition, the last five lots at Haiku Hill, a 37-lot agricultural subdivision, were sold early in 1994.

  On Kauai, sales activity continued at Eleele Nani II, the Company's mixed use housing project. In 1994, eight of 17 market-priced lots were sold. In addition, 20 lots were sold to the County of Kauai for inclusion in its affordable housing program.

Leased Property Portfolio

Hawaii Portfolio

  The Hawaii leased property portfolio continued to perform according to expectations. Occupancy remained high, averaging 92 percent over the course of the year, despite significant vacancies at Kahului Shopping Center in anticipation of its planned redevelopment.

Mainland Portfolio

  Arapahoe Marketplace was the first property sold since the Company's significant Mainland property investments were made in 1989-90. During the five years in which A&B owned Arapahoe, the property's tenant mix was upgraded significantly. The value created in this process was recognized both through higher lease rents and a significant profit on the sale of the property.

  The Mainland portfolio continued its strong overall performance. Occupancy averaged 97 percent during the year, reaching an all-time high of 99 percent by October 1994. Lease rents firmed in practically all markets.

Issues, Plans to Address Them

  o Kukui'ula -- The Kauai economy has yet to recover from Hurricane Iniki's effects. Some major hotels remain closed. Unemployment is in excess of 12 percent. The physical effects of the storm have required revisions to Kukui'ula's master plan and to the existing zoning for the project's original 220-acre first phase. The most prudent course of action is to wait for some signs of economic recovery while completing the rezoning process. Consequently, construction activity at Kukui'ula will remain suspended during 1995.

  o Replacement of Arapahoe -- Arapahoe Marketplace contributed over 13 percent of Mainland leasing operating profit. Management plans to replace the property in the portfolio, using a tax-deferred real property exchange. Potential replacement sites across the Western United States have been visited, and a number of attractive opportunities have been identified.Replacement property is expected to be acquired by mid-1995.

Operating Profit Outlook

  Property leasing revenue and operating profit are both expected to be modestly higher in 1995 than in 1994. A portion of the leased property portfolio will post lower results, due to the sale of Arapahoe Marketplace and the redevelopment of Kahului Shopping Center. Higher lease rates elsewhere and the planned opening of Costco and Triangle Square, however, should more than offset these decreases. Property sales in 1995 are expected to be lower because it will be difficult to replicate the major sales in the fourth quarter of 1994, given the current inventory of salable properties.

  The importance of 1995 property development and management activities to the Company's future, however, should not be underestimated. During the year, important groundwork will be completed for revenue to be generated during the next ten years. Kahului Industrial Park's initial sales, the Kukui'ula rezoning, the entitlement of Pilot Hill Ranch and progress on the Maui Community Plans all represent near-term actions with the potential for creating significant long-term value.

[Property Development and Management section photo captions: (1) W. Allen Doane, Executive Vice President and Chief Operating Officer, A&B-Hawaii, Inc.
(2)Opposite page: Although Maui's beauty is known to many who arrive via
Kahului Airport (upper right) to vacation there, the economic heart of the island is the town of Kahului. A&B land and developments in and around that area are used for a wide, and growing, variety of agricultural, industrial, commercial and residential purposes. (3) Property development and sales in Hawaii during 1994 included construction on Maui of Phase I of a factory outlet center (left) and sale on Oahu of an old C&H refinery and surrounding land (right). (4) A&B Properties' Mainland portfolio contributes about half of all leasing income. The Company's Great Southwest property in the Dallas area (top) benefited in 1994 from the region's growth as a major distribution center. Arapahoe Marketplace near Denver (bottom) exemplifies A&B Properties' ability to add value to an existing asset by upgrading the tenant mix, and then realizing the added value by selling the property.]

Food Products

Segment Description

  ABHI's food products segment includes the agribusiness operations of Hawaiian Commerical & Sugar Company (HC&S) on Maui and McBryde Sugar Company, Limited (McBryde) on Kauai, as well as the sugar refining and marketing operations of C&H. A&B remains the largest sugar producer in Hawaii, producing about 34 percent of the State's total crop in 1994. ABHI's plantations produce raw sugar, molasses, coffee and salable electric power. C&H, the largest sugar refiner in the Western United States, supplies about ten percent of the refined sugar produced in the country to consumer and industrial markets.

  A&B remains committed to a healthy and efficient agricultural industry in Hawaii. The company has adopted a three-part strategy to guide its food products operations:

  o Lay the ground work for long-term operating success at C&H through capital improvements to the refinery, investments in and extension of the C&H brand, and examination of marketing opportunities throughout North America, while taking other initiatives to reduce operating costs and increase efficiency;

  o Invest in Hawaii's sugar industry through the expansion of cultivated acreage, and improvements in operating technology and agronomy at HC&S; and

  o Achieve long-term, large scale diversification of agricultural operations through the coffee initiative at McBryde.

Operating Results

  In 1994, food products operations provided 37 percent of A&B's revenue. The operating loss in the segment totaled $418,000. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis beginning on page 29.

                  1994        1993        1992
                 -------     -------     --------
                            (in thousands)

Revenue          $441,209    $304,007     $104,053
Operating Profit:*
Before Hurricane
  Loss              (418)      12,692      (2,272)
After Hurricane
  Loss              (418)      12,692     (26,175)

* Before interest expense, corporate expense and income taxes

1994 Progress

C&H

  1994 was a difficult year for C&H. Ineffective administration of sugar price supports and an excess supply of beet sugar created a challenging operating environment for the sugarcane refiner. Relatively high raw cane sugar prices combined with low prices for refined sugar products to destroy normal margins. During the year, however, a number of initiatives were undertaken which should lead to short-term improvements in operating results and enhancement of long-term profitability.

  Work began early in the year on the construction, by a third party, of a 240 megawatt cogeneration plant adjacent to the C&H refinery at Crockett, California. When operational, the plant will use natural gas to produce steam and electricity. The steam will be used to power the C&H refinery, significantly reducing energy costs. Construction progressed throughout 1994, and the facility is expected to begin operations in mid-1996.

  C&H's new liquid sugar refinery at Aiea, Oahu started operations in 1994. The plant supplies liquid sweeteners to industrial customers in Hawaii. Introduction of this high-tech plant allowed for the closure, and subsequent sale, of the old C&H refinery and surrounding land, and for substantial cost savings.

  Improvements also were started on C&H's Crockett refinery. Additional capacity to handle foreign raw sugar was installed, while several packaging lines are being upgraded to adjust to changing consumer demand. Opportunities for both geographic expansion and product-line extensions were identified and pursued in 1994. Aggressive cost-cutting and staff reductions were accomplished. These and other initiatives will be pursued further in 1995.

Agribusiness

  Sugar - Sugar production at HC&S was 12.5 tons sugar per acre (TSA), higher than the 12.3 TSA attained for the same fields in 1992, but lower than the 13.4 TSA achieved in 1993. In an effort to improve yields further, HC&S is evaluating its agronomic practices, including a critical review of fertilization, cultivation and irrigation practices. In addition, planting of new higher-yielding cane varieties is being accelerated. At McBryde, sugar operations struggled. An anticipated recovery in yields from the relatively low levels of the hurricane-damaged 1993 crop did not materialize.

  At HC&S, a technologically advanced ultrafiltration plant was developed, constructed and then initially tested during the latter part of 1994. When fully operational, this new process should increase sugar recovery at the Puunene mill by one and one-half percent, increasing production by more than 3,000 tons. A second phase, which could quadruple the increase, currently is being evaluated. The Puunene mill is the larger and more modern of two mills at HC&S, and processes about two-thirds of the cane grown on the plantation.

  In December, an agreement was reached to lease 1,300 additional acres of land. Cultivation of about 500 of these acres in sugar cane will begin immediately, with the first harvest expected for late 1996. This and subsequent plantings eventually will add over 7,000 tons to HC&S' production, further reducing unit costs.

  Coffee - While progress was made on several fronts in coffee operations at McBryde, the overall results of the year reflected the developmental nature of the coffee crop. The amount of green coffee produced was significantly higher, and the quality of the crop improved, but per-acre recovery rates remained relatively low. The launch of a roasted and packaged product in Hawaii was successful. The Company is marketing the remainder of the crop on the Mainland and in Japan in whole bean form. The larger crop and better quality have attracted buyers' interest. Production is expected nearly to double during the 1995 season.

Agribusiness operating statistics for the past three years were:

                                1994       1993      1992
                             ----------   -------   -------
Raw sugar produced (tons)       223,000   240,000   216,000
Molasses produced (tons)         67,000    68,000    57,000
Electricity sold
  (megawatt hours)              122,000   118,000   114,000
Green coffee produced
  (pounds)                    1,365,000   550,000   450,000
Cultivated acreage:
  Sugar                          43,000    43,000    43,000
  Coffee                          4,000     4,300     4,850


Issues, Plans to Address Them

  o Farm Bill -- An effective domestic sugar program must ensure a fair price to consumers and fair returns to producers. A&B is working with sweetener industry groups to ensure that such a program is included in the upcoming renewal of U.S. agricultural programs.

  o Labor Contract Renegotiations -- On January 31, the collective bargaining agreement between the Hawaii sugar growers and the International Longshore-men's and Warehousemen's Union (ILWU) Local 142 expired. In addition, C&H's agreements with the Sugar Workers Union and the ILWU expire on May 31, 1995. The uncertain market outlook and the currently weak financial situation of the businesses that make up the food products seg-ment, combined with less than robust economies in both Hawaii and California, all point to a difficult negotiating environment.

  o McBryde Operations -- On Kauai, the McBryde plantation continues to struggle. Sugar operations at this plantation are hindered by their small size and historically poor yields, while coffee has yet to prove its potential. During 1994, a number of operating alternatives for McBryde were being evaluated to improve the plantation's outlook. This work continues in 1995.

Operating Profit Outlook

  It appears that 1995 will be another year which presents a challenging operating environment for the food products segment. At C&H, short-term margin pressure, which subsided only slightly with the implementation of marketing allotments by the U.S. Department of Agriculture in late 1994, is expected to continue. While HC&S is taking steps to remain cost competitive, McBryde's future success undoubtably will require significant changes in its operations.

  The challenges posed by currently unfavorable market conditions, labor negotiations and reconsideration of the farm bill could make 1995 another difficult year for ABHI's food products operations.

[Food Products section photo captions: (1) Top: HC&S' technologically advanced ultrafiltration plant utilizes a new process that will increase sugar recovery and, concurrently, increase the quality of sugar produced. (2) Bottom: Infor-mation systems improve the efficiency of C&H's refinery operations at Crockett. In the pan control room, all functions are monitored centrally. (3) Top: C&H's Crockett sugar refinery is ideally located for distribution purposes, as it is part of a deep water port, and next to a major rail line and an interstate high-way. (4) Bottom: David G. Koncelik, President and Chief Executive Officer, California and Hawaii Sugar Company, Inc. and Jon A. Wolthuis, Vice President, Refinery Operations, at C&H's Crockett facility, where a new 240 megawatt cogeneration plant is under construction. Steam from the new plant will reduce significantly C&H's energy costs. (5) A display of ABHI's food products (top) includes C&H refined sugar, Kauai Coffee and Maui brand washed raw sugar. Pack-aging (bottom) of ABHI's newest food product, Kauai Coffee, which was marketed for the first time during 1994.]

General Information

[Photo caption: A&B's Board of Directors (clockwise) John C. Couch, Maryanna G. Shaw, Walter A. Dods Jr., Carson R. McKissick, Charles M. Stockholm, Charles G. King, Alexander C. Waterhouse, Michael J. Chun, Leo E. Denlea Jr., Robert G. Reed III, C. Bradley Mulholland, R. J. Pfeiffer.]

Board of Directors

  Members of the current Board of Directors, including one advisory director, beneficially own approximately ten percent of A&B shares.

  At the Annual Meeting of Shareholders on April 28, 1994, shareholders elected a total of 11 directors, all of whom were nominated by the Board. Re-elected were Michael J. Chun, John C. Couch, Leo E. Denlea Jr., Walter A. Dods Jr., Charles G. King, Carson R. McKissick, C. Bradley Mulholland, R.J. Pfeiffer, Robert G. Reed III, Maryanna G. Shaw and Charles M. Stockholm. Alexander C. Waterhouse serves as an advisory director at the pleasure of the Board.

Management, Organization

  Frederick M. Gutterson, vice president of Matson, became senior vice president of Matson on April 28, 1994. He remains president and chief executive officer of Matson Leasing Company, Inc.

  Joseph G. LeClair, senior vice president of Matson, retired, effective August 1, 1994.

  Norbert M. Buelsing was named vice president, property management, of ABHI, effective August 25, 1994.

  Branton B. Dreyfus was named vice president and area manager, Southern California, of Matson, effective December 15, 1994.

  Alyson J. Nakamura became secretary of ABHI, on June 22, 1994.

Common Stock

  A&B common shares trade under the symbol ALEX on The NASDAQ Stock MarketSM. A summary of daily stock transactions is listed in the NASDAQ National Market Issues section of major newspapers. Trading volume averaged 85,594 shares a day in 1994, compared with 99,569 shares a day in 1993 and 94,461 in 1992. Currently, 15 firms make a market in ALEX.

  High and low sales prices per share, by quarter, for 1994 and 1993 were:


Quarter          1994                  1993
-------   -----------------     -----------------
First     $ 28 1/4 - 24 5/8     $ 24 3/4 - 22 1/2
Second      26 1/4 - 23 3/4       28     - 23 3/4
Third       26 3/4 - 24 3/4       27 1/4 - 23
Fourth      26     - 21 1/4       26 3/4 - 23

Dividends

  A&B strives to pay the highest possible dividends commensurate with operating and capital needs. The Company has paid cash dividends in every quarter since 1903. The quarterly dividend rate last was increased in the second quarter of 1990, from 20 cents a share to 22 cents.

Credit Ratings

  As discussed in Note 6 to the financial statements, Matson has outstanding commercial paper notes and revenue bonds aggregating approximately $239 million. The issues are rated by the major credit rating agencies. The long-term bonds are rated A+ by Standard & Poor's, and the commercial paper notes are rated A-1/P-1/D-1 by Standard & Poor's, Moody's, and Duff & Phelps, respectively.

  C&H has outstanding commercial paper aggregating approximately $72 million. The commercial paper notes are rated A-1/P-2 by Standard & Poor's and Moody's, respectively.

[Graphs: (1) "Year-End Stock Price Plus Dividends Per Share," 1984 through 1994, data included in the "Eleven-Year Summary of Selected Financial Data."
(2) "Stock Price Range by Quarter," 1993 and 1994 data shown above.]

Quarterly Results (Unaudited)

Segment results by quarter for 1994 and 1993 are listed below
(in thousands, except per-share amounts)

                                                  1994                                   1993
                               ---------------------------------------   -------------------------------------
                                 4th Qtr   3rd Qtr   2nd Qtr   1st Qtr   4th Qtr  3rd Qtr.  2nd Qtr.  1st Qtr.
                                 -------   -------   -------   -------  -------  --------  --------  --------

Revenue:
  Ocean transportation          $154,318  $154,542  $159,403  $136,491  $142,627  $137,915  $139,255  $131,890
  Container leasing               17,623    16,430    15,466    14,613    14,862    13,977    13,488    13,335
  Property development
    & management:
    Leasing                        8,322     8,298     8,315     8,452     7,989     8,198     8,118     8,301
    Sales                         45,940     2,136     4,082     8,609    11,072     1,772     7,612    12,103
  Food products                  133,569   118,983   103,209    85,448   120,315   120,188    43,470    20,034
  Other                            1,748       697       666       805       772       707       715       751
                                 -------   -------   -------   -------   -------   -------   -------   -------
Total revenue                   $361,520  $301,086  $291,141  $254,418  $297,637  $282,757  $212,658  $186,414
                                 =======   =======   =======   =======   =======   =======   =======   =======

Operating Profit:
  Ocean transportation           $23,322   $22,114   $29,591   $22,292   $22,795   $21,317   $24,858   $22,224
  Container leasing                4,719     4,478     4,294     3,113     3,686     3,276     3,070     3,015
  Property development
    & management:
    Leasing                        5,382     5,709     5,896     6,176     4,974     5,999     5,897     6,105
    Sales                          9,115       748     3,124     5,535     8,458        12     2,940     7,160
  Food products                    1,036    (1,404)       14       (64)    7,606     4,973     1,073      (960)
  Other                            1,146       636       733       628       583       420       611       743
                                 -------   -------   -------   -------   -------   -------   -------   -------
    Total operating profit        44,720    32,281    43,652    37,680    48,102    35,997    38,449    38,287
Interest expense                   7,300     6,457     7,102     6,843     9,203     6,699     6,742     6,158
General corporate expenses         3,941     4,653     4,143     4,659     5,220     4,526     4,685     4,433
                                 -------   -------   -------   -------   -------   -------   -------   -------
Income before income taxes        33,479    21,171    32,407    26,178    33,679    24,772    27,022    27,696
Income taxes                      10,528     7,359    11,473     9,267     9,958    16,910     9,661     9,651
                                 -------   -------   -------   -------   -------   -------   -------   -------
Net income                       $22,951   $13,812   $20,934   $16,911   $23,721    $7,862   $17,361   $18,045
                                 =======   =======   =======   =======   =======   =======   =======   =======

Earnings per share                 $0.50     $0.30     $0.45     $0.37     $0.52     $0.17     $0.37     $0.39
                                 =======   =======   =======   =======   =======   =======   =======   =======

FINANCIAL REPORT

  25  Independent Auditors' Report

  26  Eleven-Year Summary of Selected Financial Data

  28  Industry Segment Information

  29  Management's Discussion and Analysis

  32  Statements of Income

  33  Statements of Cash Flows

  34  Balance Sheets

  36  Statements of Shareholders' Equity

  37  Notes to Financial Statements


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALEXANDER & BALDWIN, INC.:

We have audited the accompanying balance sheets of Alexander & Baldwin, Inc. and its subsidiaries as of December 31, 1994 and 1993, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994 (pages 28 and 32 to 43). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Alexander & Baldwin, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, in 1994 the Company changed its method of accounting for investments to conform with Statement of Financial Accounting Standards No. 115.

As discussed in Note 2 to the financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.

DELOITTE & TOUCHE LLP
Honolulu, Hawaii
January 27, 1995


Eleven-Year Summary of Selected Financial Data
(Dollars and shares in thousands except per-share amounts)
Alexander & Baldwin, Inc. and Subsidiaries

                       1994       1993      1992      1991      1990      1989      1988      1987      1986      1985      1984
                    ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Annual Operations:

 Net sales and other
 operating revenue  $1,208,165  $979,466  $754,416  $748,454  $757,960  $846,318  $701,908  $655,276  $536,668  $506,311  $485,964

 Deduct:

 Cost of goods sold
  and operating
  expenses           1,067,228   837,495   621,552   590,867   561,979   513,434   495,234   470,928   409,563   399,362   388,959

 Interest expense       27,702    28,802    23,881    24,575    29,602    26,965    27,406    21,104    16,042    18,453    21,449

 Hurricane loss                             24,803

 Income taxes           38,627    46,180    23,675    44,206    58,412   107,218    61,535    62,167       575    37,051    31,926
                    ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Income from
  continuing
  operations            74,608    66,989    60,505    88,806   107,967   198,701   117,733   101,077   110,488    51,445    43,630

 Cumulative effect
  of change in
  accounting principle                     (41,551)
                    ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net income             $74,608   $66,989   $18,954   $88,806  $107,967  $198,701  $117,733  $101,077  $110,488   $51,445   $43,630
                    ==========  ========  ========  ========  ========  ========  ========  ========  ========  ========  ========

Earnings per share:

Income from
 continuing operations   $1.62     $1.45     $1.31     $1.92     $2.34     $4.29     $2.35     $1.93     $1.97     $0.92     $0.79

Cumulative effect of
 change in accounting
 principle                                   (0.90)
                      ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net income               $1.62     $1.45     $0.41     $1.92     $2.34     $4.29     $2.35     $1.93     $1.97     $0.92     $0.79
                      ==========  ========  ========  ========  ========  ========  ========  ========  ========  ========  ========

Return on beginning
 equity                  12.7%     12.0%     3.30%    16.70%    23.50%    45.20%    31.70%    21.40%    27.90%    13.90%    12.60%

Cash dividends per
 share                   $0.88     $0.88     $0.88     $0.88     $0.86     $0.80     $0.77     $0.68     $0.66     $0.47     $0.40

Average number of
 shares outstanding     46,059    46,338    46,294    46,213    46,133    46,326    50,079    52,444    55,990    55,750    55,561

Gross profit
 percentage              22.2%     25.6%     29.8%     32.4%     36.0%     48.5%     38.8%     37.2%     35.2%     33.3%     31.1%

Effective income
 tax rate                34.1%     40.8%     28.1%     33.2%     35.1%     35.0%     34.3%     38.1%      0.5%     41.9%     42.3%

Market price range
 per share:
  High                 $28.250   $28.000   $30.500   $29.500   $38.000   $39.500   $36.750   $32.000   $24.500   $14.750   $13.125
  Low                   21.250    22.500    21.500    21.000    19.000    31.250    20.875    16.000    14.000    10.875     8.125
  Close                 22.250    26.750    24.750    28.250    22.250    37.500    31.500    21.625    22.500    14.250    11.917

At Year End:

Shareholders of
  record                 6,729     7,056     7,507     7,749     7,860     7,650     7,201     6,859     6,749     6,662     6,731

Shares outstanding      45,691    46,404    46,333    46,229    46,201    46,096    50,099    50,347    56,095    55,789    55,618

Shareholders' equity  $632,614  $587,006  $559,099  $578,669  $530,298  $459,712  $439,729  $371,007  $473,283  $396,718  $370,225
 Per share               13.85     12.65     12.07     12.52     11.48      9.97      8.78      7.37      8.44      7.11      6.66

Total assets         1,932,788 1,912,375 1,685,928 1,554,959 1,371,170 1,142,143 1,070,483   981,737   934,032   863,836   786,569

Working capital         71,716    72,713    45,907    26,031    51,626    34,460    35,974    42,262    67,533    87,418    86,908

Cash and cash
 equivalents             9,557    32,691    21,118    18,888    47,460    23,556    22,794    26,695    34,507    56,121    65,396

Property-net         1,281,546 1,326,936 1,173,709 1,072,753   891,503   711,872   548,066   520,124   489,076   480,345   465,615

Real estate devel-
 opments-noncurrent     66,371    54,919    50,977    36,362    14,156

Long-term debt-
 noncurrent            526,231   582,473   555,497   457,257   320,271   200,816   178,019   174,759    96,698    99,606   102,001

Capital lease
 obligations-
 noncurrent             35,274    44,495    59,816    69,717    86,392    95,241   100,306   106,935    90,818    96,337    81,049

Current ratio         1.4 to 1  1.3 to 1  1.4 to 1  1.2 to 1  1.4 to 1  1.4 to 1  1.4 to 1  1.5 to 1  1.9 to 1  2.3 to 1  2.1 to 1

Capital stock
 price/earnings
 ratio at
 December 31         13.7 to 1 18.5 to 1 60.4 to 1 14.7 to 1  9.5 to 1  8.7 to 1 13.4 to 1 11.2 to 1 11.4 to 1 15.5 to 1 15.0 to 1


All share and per-share amounts reflect the stock splits of 2-for-1 in 1988, 3-for-2 in 1986 and 2-for-1 in 1984.





INDUSTRY SEGMENT INFORMATION
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                  1994        1993        1992        1991         1990
                               ----------  ----------  ----------   ---------  ----------
REVENUE:
  Ocean transportation         $  604,754  $  551,687  $  537,669  $  550,423  $   543,137
  Container leasing                64,132      55,662      50,468      32,470       10,410
  Property development
     and management:
     Leasing                       33,387      32,606      30,386      27,702       24,077
     Sales                         60,767      32,559      27,529      24,634       57,900
  Food products                   441,209     304,007     104,053     110,947      119,777
  Other                             3,916       2,945       4,311       2,278        2,659
                               ----------  ----------  ----------   ---------  ----------
      Total revenue            $1,208,165  $  979,466  $  754,416   $  748,454  $  757,960
                               ==========  ==========  ==========   ==========  ==========

OPERATING PROFIT:
  Ocean transportation         $   97,319  $   91,194  $   97,195   $  109,792  $  124,408
                               ----------  ----------  ----------   ----------  ----------
  Container leasing                16,604      13,047      12,509        6,708         667
                               ----------  ----------  ----------   ----------  ----------
  Property development
     and management:
     Leasing                       23,163      22,975      21,357       19,953      15,387
     Sales                         18,522      18,570      17,720       20,852      51,969
     Hurricane loss                  -           -           (900)        -           -
                               ----------  ----------  ----------   ----------  ----------
                                   41,685      41,545      38,177       40,805      67,356
                               ----------  ----------  ----------   ----------  ----------
  Food products:
     Before Hurricane loss           (418)     12,692      (2,272)      16,123      18,473
     Hurricane loss                  -           -        (23,903)        -           -
                               ----------  ----------  ----------   ----------  ----------
                                     (418)     12,692     (26,175)      16,123      18,473
                               ----------  ----------  ----------   ----------  ----------
  Other                             3,143       2,357       4,263        1,957       2,884
                               ----------  ----------  ----------   ----------  ----------
      Total operating
        profit                    158,333     160,835     125,969      175,385     213,788
  Interest expense                (27,702)    (28,802)    (23,881)     (24,575)    (29,602)
  General corporate
     expenses                     (17,396)    (18,864)    (17,908)     (17,798)    (17,807)
                               ----------  ----------  ----------   ----------  ----------
      Income before
      income taxes             $  113,235  $  113,169  $   84,180   $  133,012  $  166,379
                               ==========  ==========  ==========   ==========  ==========

IDENTIFIABLE ASSETS:
  Ocean transportation         $  850,487  $  880,110  $  958,419  $   944,092  $  879,900
  Container leasing               324,149     305,866     295,348      197,400      94,945
  Property development
     and management               271,073     268,581     258,653      234,955     211,962
  Food products                   399,717     418,724     135,071      146,925     144,607
  Other                            87,362      39,094      38,437       31,587      39,756
                               ----------  ----------  ----------   ----------  ----------
      Total assets             $1,932,788  $1,912,375  $1,685,928   $1,554,959  $1,371,170
                               ==========  ==========  ==========   ==========  ==========

CAPITAL EXPENDITURES:
  Ocean transportation         $   29,676  $   53,745  $   64,333   $  141,157  $  102,357
  Container leasing                33,932      28,913     111,002      107,678      73,911
  Property development
     and management                21,193      34,772      37,819       34,728      73,397
  Food products                    18,665      26,637       8,589       17,496      11,162

DEPRECIATION AND AMORTIZATION:
  Ocean transportation         $   55,663  $   55,738   $   52,829   $  51,381   $  44,887
  Container leasing                21,113      19,432       15,601       8,730       2,976
  Property development
     and management                 5,246       4,860        4,523       4,338       4,305
  Food products                    21,340      15,974       10,665      10,716      10,297


MANAGEMENT'S DISCUSSION AND ANALYSIS
Alexander & Baldwin, Inc. and Subsidiaries

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

     Net income for 1994 was $74,608,000, or $1.62 per share. Net income for 1993 was $66,989,000, or $1.45 per share, after recording the effect of a Federal tax rate change that increased the 1993 income tax expense by $8,827,000. In 1994, improved results for ocean transportation, container leasing and property leasing were offset by lower results for food products. Operating profit from property sales was virtually unchanged.

     Amounts for 1994 include the results of California and Hawaiian Sugar Company (C&H), for the entire year. 1993 amounts include the results of C&H subsequent to its acquisition in June 1993.

1994 COMPARED WITH 1993

OCEAN TRANSPORTATION revenue increased ten percent in 1994 compared with 1993, primarily due to increased cargo (a portion of which was the result of a competitor's labor strike), higher rates and new customers served by Matson Navigation Company's (Matson) stevedoring and intermodal subsidiaries. Operating profit rose seven percent as a result of increased revenue, partially offset by higher fuel costs and costs associated with the start-up of Matson's new Pacific Coast Shuttle service. Hawaii container volume and automobile carriage increased four and seven percent, respectively, from 1993 levels.

CONTAINER LEASING revenue rose 15 percent and operating profit increased 27 percent, due to larger container inventories, improved utilization levels and a stabilizing of lease rates. Fleet size increased to 160,000 twenty-foot equivalent units (TEUs) at the end of 1994, from 145,000 TEUs at the end of December 1993. The 1994 average utilization was 88 percent, versus 83 percent in 1993.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue and operating profit increased slightly. In 1994, the occupancy rates for the U. S. mainland property and Hawaii property portfolios averaged 97 percent and 92 percent, respectively. In comparison, 1993 occupancy rates for the U. S. mainland property and Hawaii property portfolios averaged 93 percent and 94 percent, respectively. Hawaii property occupancy levels declined primarily because of vacancies to permit the redevelopment of certain properties and the availability of additional competitive space. Overall, the leased-property portfolios continued to benefit from high occupancy levels and favorable lease rates.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $60,767,000 during the year was nearly double 1993's revenue of $32,559,000. Due to the mix of properties sold, however, operating profit remained virtually the same. Sales in 1994 included a Mainland shopping center, five developed industrial lots, one large industrial site acquired in connection with the C&H acquisition, four undeveloped parcels, and 40 residential lots. In 1993 sales included one developed industrial lot, four undeveloped parcels and 101 residential lots.

FOOD PRODUCTS revenue increased 45 percent, primarily due to the full-year effect of the acquisition of C&H. The operating loss in 1994 of $418,000 represents a decline from 1993's operating profit of $12,692,000. The decrease was due to poorer plantation yields, higher raw sugar costs and lower selling prices for refined sugar.

     Early in the fourth quarter of 1994, the U. S. Department of Agriculture adjusted the quota for imports of foreign raw cane sugar into the U. S. and also imposed domestic marketing allotments. These actions were intended to provide a more stable supply of both refined sugar products and raw sugar available for processors. As the effects of these actions began to be reflected in the marketplace, refiner margins improved modestly. Unfortunately, raw cane sugar prices again have risen in early 1995 and expanded beet sugar production continues to put pressure on refiner margins. The inequities among different segments of the domestic sweetener industry, caused by the current sugar legislation, are an issue that will be of central concern during debate on renewal of domestic agricultural programs in this session of Congress.

OTHER operating profit increased 33 percent, due to the gain from the sale of a corporate aircraft in 1994.

1993 COMPARED WITH 1992

OCEAN TRANSPORTATION revenue increased three percent in 1993 compared with 1992, due principally to a 3.5-percent general rate increase in early 1993. Total freight volume declined slightly in 1993 compared with the 1992 volume, primarily reflecting fewer eastbound shipments.

     1993 operating profit fell six percent from 1992, due to lower interest income and increased labor and depreciation expenses, partially offset by freight revenue gains.

CONTAINER LEASING revenue increased ten percent and operating profit increased four percent in 1993 compared with 1992. The revenue increase was due to the increased container units in service, partially offset by lower utilization and lease rental rates. At December 31, 1993, 145,000 TEUs were in service, compared with 133,000 TEUs a year earlier.

     Expenses increased 12 percent in 1993 compared with 1992, due to increased interest, depreciation and container repositioning and storage expenses, as well as costs associated with the opening of new depots and offices.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue increased seven percent and operating profit increased eight percent in 1993 compared with 1992, reflecting increased occupancy and rents.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue increased 18 percent in 1993 compared with 1992, but operating profit increased only five percent compared with the pre-Hurricane results of 1992. The increased revenue was due principally to sales of 101 residential subdivision units for $13,402,000 in 1993, compared with sales of 50 units in 1992 for $8,714,000. Most of the 1993 sales were lower-margin affordable units. In 1993, the Company had higher-margin large-parcel sales totaling $19,157,000, compared with $18,815,000 in 1992.

FOOD PRODUCTS revenue increased from approximately $104 million in 1992 to $304 million in 1993, reflecting the addition of C&H for nearly seven months in 1993. Operating profit was $12,692,000 for 1993 compared with a pre-Hurricane operating loss of $2,272,000 in 1992. This improvement in operating profit was due primarily to the inclusion of C&H in operating results and to a lower cost per ton of sugar at A&B's sugar plantations. Favorable plantation yields, operating efficiencies and cost reduction initiatives contributed to the lower cost per ton.

OTHER income and operating profit for 1993 declined from 1992 and returned to 1991 levels, due to the gain from a sale, in 1992, of a corporate aircraft. Investment income increased slightly.

FOURTH-QUARTER RESULTS - 1994 COMPARED WITH 1993

     A&B reported fourth-quarter net income of $22,951,000, or $0.50 per share, versus $23,721,000, or $0.52 per share in 1993. Revenue for the fourth quarter of 1994 was $361,520,000, compared with $297,637,000 a year earlier.

     For the fourth quarter of 1994, consolidated operating profit of $44,720,000 was seven percent less than in the comparable period of 1993. Higher results for ocean transportation, container leasing, property sales and property leasing were more than offset by lower results for food products.

OCEAN TRANSPORTATION revenue and operating profit increased eight and two percent, respectively, compared with 1993 fourth quarter levels. These increases were due primarily to higher eastbound Hawaii cargo volume, favorable pension expenses and the benefits of the new customers served by Matson's stevedoring and intermodal subsidiaries, partially offset by higher fuel costs, the costs of an early retirement program, vessel repairs and costs associated with operations of the Pacific Coast Shuttle. Fourth-quarter 1994 total Hawaii container volume rose two percent and total Hawaii automobile volume rose 25 percent.

CONTAINER LEASING revenue rose 19 percent compared with the fourth quarter of 1993. Operating profit rose a strong 28 percent. These increases were the results of the same factors that resulted in an increase based on year-to-year comparisons. An average utilization rate of more than 89 percent in the fourth quarter of 1994 compared favorably with 85 percent in the year-earlier period.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue and operating profit increased four and eight percent, respectively, compared with 1993 fourth quarter levels. Overall, the leased-property portfolio continues to benefit from high occupancy levels and favorable lease rates. Hawaii occupancy rates were affected adversely by the planned relocation of tenants from an older shopping center in Kahului, Maui that is being prepared for redevelopment.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue was $45,940,000, versus $11,072,000 in the 1993 fourth quarter. Operating profit from property sales was $9,115,000, eight-percent higher than in the fourth quarter of 1993. Sales in the fourth quarter of 1994 included a Mainland shopping center, two former C&H properties (an industrial site on Oahu and 1,320 acres of undeveloped land in California) and eight residential lots.

FOOD PRODUCTS revenue increased 11 percent from 1993 levels. Operating profit, however, decreased to $1,036,000 from $7,606,000 in the 1993 fourth quarter, due primarily to lower selling prices for refined sugar.

FINANCIAL CONDITION AND LIQUIDITY

     Principal liquid resources, which consist of cash and cash equivalents, trade receivables, sugar inventories and unused lines of credit, less outstanding commercial paper guaranteed by lines of credit and accrued deposits to the Capital Construction Fund (CCF), totaled $442,382,000 at December 31, 1994, compared with $371,370,000 at December 31, 1993, an increase of $71,012,000 (19 percent). An $89,732,000 increase in unused lines of credit was partially offset by a $23,134,000 decrease in cash and cash equivalents. The increase in available lines of credit resulted from the combination of the establishment of new revolving credit facilities as well as decreased borrowings from existing credit facilities.

     Working capital of $71,716,000 at December 31, 1994 remained relatively stable, compared with working capital at December 31, 1993 of $72,713,000, a decrease of $997,000, or approximately one percent. The Company's current ratio of 1.4:1 was virtually unchanged from 1.3:1 at year-end 1993.

     In 1994, the Company repurchased 722,500 shares for $17,717,000. Selective purchases are expected to continue as funds are available and attractive purchase opportunities arise. These purchases are being made in accordance with a program to purchase up to two million shares of the Company's stock in 1994 and 1995, which was approved by the Board of Directors in December 1993.

     Net cash provided by operating activities, before all capital expenditures, in 1994 was $193,578,000, representing a $1,002,000 decrease from 1993 levels. The decrease was the result of liquidating an unusually high level of sugar inventory at the time of the acquisition of C&H and income taxes, partially offset by proceeds from real estate sales. In 1994, operating cash flows were used principally for capital expenditures, payments of long-term borrowings, payment of regular quarterly dividends and the previously noted stock repurchases. In 1993, operating cash flows were used in a similar pattern, except that there were no repurchases of stock and capital expenditures were significantly higher. In addition, withdrawals in 1993 of $87,495,000 from the CCF were used to prepay long-term debt, purchase a previously leased vessel and make payments toward the reconstruction of vessels.

     During 1995, internal cash flows are expected to be sufficient to finance working capital needs, dividends, capital expenditures and debt service. The Company maintains numerous bank credit lines and also can issue additional commercial paper.

CAPITAL EXPENDITURES

     In 1994, capital expenditures were $102,183,000, compared with $154,167,000 in 1993. The decrease was primarily due to reduced expenditures for vessel life-extension work and open top vessel conversions. Capital expenditures approved, but not yet spent, at December 31, 1994 were $104,677,000. Ocean transportation capital expenditures in 1994 of $29,676,000 were for vessel life-extension work and open top conversions of selected vessels, as well as for computer systems. Container leasing capital expenditures in 1994 of $33,932,000 primarily resulted from the addition of containers. Property development and management capital expenditures in 1994 of $21,193,000 were the result of various ongoing commercial and residential developments. Food products capital expenditures in 1994 of $18,665,000 were primarily for the continuation of the Company's liquid sugar refinery, coffee project, and for the cane juice ultrafiltration and softening project.

ENVIRONMENTAL MATTERS

     As with most industrial and land-development companies of our size, A&B's operations have certain risks which could result in expenditures for environmental remediation. The Company believes that it is in compliance, in all material respects, with applicable environmental laws and regulations and takes a proactive role in identifying potential environmental concerns. The Company currently is involved in two proceedings related to environmental matters that are described in its Forms 10-K for 1993 and 1994. While it is not feasible to predict or determine the ultimate outcome of these proceedings, management does not believe that they ultimately would result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources. Management believes that appropriate liabilities have been accrued for these matters.

OUTLOOK FOR 1995

     Earnings are expected to remain stable in 1995, compared with 1994, and operating cash flow is expected to increase modestly. The important tourism component of the Hawaii economy has recovered steadily since the start of 1994, although the impact from recent international events could impact this recovery in 1995 adversely. Although the construction industry still has not reversed the steady decline since its cyclical peak in 1991, the Federal government has announced plans for additional construction in Hawaii in 1995 and 1996.

     The ocean transportation segment is well-positioned to take advantage of a strengthening Hawaii economy and to benefit from significant operating leverage available in the Hawaii freight system. Improved organizational efficiency being gained through technology should help improve profitability and implementation of the Pacific Coast Shuttle service should contribute to growth in 1995.

     The container leasing segment will benefit from strengthening international economic conditions. It should maintain the higher utilization levels achieved in the fourth quarter of 1994, while marketing new fleet units and benefiting from firming lease rates.

     The property leasing segment will continue to encounter competitive pressures in most markets. The leasing segment should benefit, however. from its diversified portfolio, as lease rates in Mainland markets continue to recover. The property development segment will focus primarily on the entitlement phase of various long-term projects. Proceeds from the 1994 sale of a Mainland property are expected to be reinvested, on a tax-deferred basis, in other Mainland properties in markets with strong underlying economic fundamentals to support future growth. Other property sales will be evaluated to maximize the Company's return on capital invested.

     For food products, which currently is the Company's weakest operating segment, the focus will be on improving the basic business operations, working to influence new agricultural legislation, enhancing margins and seeking new sources of earnings. Also, key labor contracts for plantation and sugar refinery workers expire in January and May 1995, respectively. The segment's challenges pertain both to concluding these separate negotiations without work stoppages and attaining cost-savings, productivity and efficiency goals. Improved coffee yields and margins, as well as expanded coffee marketing efforts, should help improve results.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Management has prepared and is responsible for the Company's consolidated financial statements and related notes. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. All financial information in this Annual Report is consistent with these financial statements.

The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are properly executed and recorded in accordance with management's authorization, and that underlying accounting records may be relied upon for the accurate preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Company's financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness, in all material aspects, of the presentation of financial position, results of operations and cash flows under generally accepted accounting principles (see Independent Auditors' Report on page 25).

The Board of Directors, through its Audit Committee (composed of non-employee directors), oversees management's responsibilities in the preparation of the financial statements and nominates the independent auditors, subject to shareholder election. The Audit Committee meets regularly with the external and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.



/s/ R. J. Pfeiffer            /s/ John C. Couch
------------------------      ------------------------
R. J. Pfeiffer                John C. Couch
Chairman of the Board         President and
                              Chief Executive
                                Officer

STATEMENTS OF INCOME
(In thousands except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Year Ended December 31,                1994      1993       1992
-------------------------------------------------------------------

REVENUE:
  Net sales, food products          $ 427,524  $ 281,816  $  95,818
  Net sales, property
   development and other               59,412     43,764     27,526
  Transportation and
   terminal services                  536,510    500,986    484,532
  Rentals and other services          161,764    135,394    122,016
  Gain on sale of property
   and other                            8,486      4,362      4,801
  Interest                             11,678     10,487     17,241
  Dividends                             2,791      2,657      2,482
                                   ----------  ---------   --------
   Total revenue                    1,208,165    979,466    754,416
                                   ----------  ---------   --------

COSTS AND EXPENSES:
  Cost of goods sold                  422,444    267,730    108,094
  Cost of services                    517,322    461,136    421,675
  Selling, general
   and administrative                 127,462    108,629     91,783
  Interest                             31,427     31,382     31,643
  Interest capitalized                 (3,725)    (2,580)    (7,762)
  Hurricane loss                         -          -        24,803
                                   ----------  ---------   --------
   Total costs and expenses         1,094,930    866,297    670,236
                                   ----------  ---------   --------

Income Before Income Taxes
  and Cumulative
  Effect of Change in Accounting
  for Post-retirement Benefits        113,235    113,169     84,180

Income Taxes                           38,627     46,180     23,675
                                   ----------  ---------   --------
Income Before Cumulative Effect
  of Change in Accounting for
  Post-retirement Benefits             74,608     66,989     60,505

Cumulative Effect of Change in
  Accounting for Post-retirement
  Benefits (net of income taxes
  of $23,734)                            -          -       (41,551)
                                   ----------  ---------   --------
Net Income                          $  74,608  $  66,989  $  18,954
                                   ==========  =========  =========

EARNINGS PER SHARE OF COMMON STOCK:
  Income Before Cumulative Effect
   of Change in Accounting for
   Post-retirement Benefits         $    1.62  $    1.45   $   1.31
  Cumulative Effect of Change in
   Accounting for Post-retirement
   Benefits                               -           -       (0.90)
                                   ----------  ---------   ---------
  Net Income                        $    1.62  $    1.45   $   0.41
                                   ==========  =========   =========

Average Common Shares Outstanding      46,059     46,338     46,294
                                   ----------  ---------   ---------

See notes to financial statements.


STATEMENTS OF CASH FLOWS (In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Year Ended December 31,                1994      1993     1992
---------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:

 Net income                          $ 74,608   $ 66,989   $ 18,954
 Adjustments to reconcile net
 income to net cash provided by
 operations:
   Depreciation                        105,150    97,750     85,370
   Hurricane loss                         -         -        24,803
   Post-retirement benefits               -         -        41,551
   Equity in undistributed loss
     of affiliate                         -          291        988
   Gain on disposal of property,
     investments and
     other assets                       (5,847)     (701)    (2,318)

 Changes in assets and
 liabilities:
   Accounts and notes
     receivable                         (5,478)   (7,250)    (4,477)
   Sugar inventory                       1,331    21,918      4,245
   Other inventories                      (220)   (7,422)      (967)
   Prepaid expenses and
     other assets                       21,404     9,978      7,172
   Accounts payable                     (3,623)   (4,985)      (457)
   Income taxes payable                 (6,210)       13     (8,455)
   Deferred income taxes
     payable                            23,178    30,738     13,332
   Other liabilities                   (10,715)  (12,739)       309
                                     ---------  --------  ---------
   Cash provided by operations
   before expenditures for real
   estate developments                 193,578   194,580    180,050
 Capital expenditures for real
   estate developments held
   for sale                             (6,817)   (1,703)   (22,517)
                                     ---------  --------  ---------
     Net cash provided
     by operations                     186,761   192,877    157,533
                                     ---------  --------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Capital expenditures for
   property                            (82,723) (139,589)  (190,675)
 Capital expenditures for real
   estate developments
   held for investment                 (12,643)  (12,875)   (12,778)
 Acquisition of California and
 Hawaiian Sugar Company, Inc.             -      (62,564)      -
 Receipts from disposal of
   income producing property,
   investments and
   other assets                          2,492    10,977      3,882
 Deposits into Capital
   Construction Fund                    (8,900)    -        (31,025)
 Withdrawals from
   Capital Construction Fund             9,383    87,495     27,335
 Increase in investments                   (32)   (1,108)    (2,625)
                                     ---------  --------  ---------
     Net cash used in
     investing activities              (92,423) (117,664)  (205,886)
                                     ---------  --------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from issuances of
   long-term debt                       31,000    89,500    267,205
 Payments of long-term
   liabilities                         (84,314) (112,651)  (176,802)
 Payments of short-term
   commercial paper borrowings
  - net                                 (6,000)     -          -
 Repurchases of capital stock          (17,717)     -          -
 Proceeds from issuances of
   capital stock                           122       288        924
 Dividends paid                        (40,563)  (40,777)   (40,744)
                                     ---------  --------  ---------
     Net cash provided by (used
     in) financing activities         (117,472)  (63,640)    50,583
                                     ---------  --------  ---------

CASH AND CASH EQUIVALENTS:

 Net increase (decrease) for
   the year                            (23,134)   11,573      2,230
 Balance, beginning of year             32,691    21,118     18,888
                                     ---------  --------  ---------
 Balance, end of year                $   9,557  $ 32,691  $  21,118
                                     =========  ========  =========

OTHER CASH FLOW INFORMATION:
 Interest paid, net of amounts
 capitalized                         $  44,064  $ 43,682  $  32,499
 Income taxes paid                      18,391    15,123     22,259

NON-CASH INVESTING AND FINANCING
ACTIVITIES:
 Tax-deferred property
   exchanges                            22,200      -          -
 Accrued deposits to Capital
   Construction Fund,
   net of accrued withdrawals            1,333    (1,746)   (11,129)

See notes to financial statements.



BALANCE SHEETS
(In thousands except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

December 31,                                     1994        1993
---------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                   $    9,557   $   32,691
  Accounts and notes receivable:
   Trade, less allowances
     of $10,133 and $9,538                       124,050      120,069
   Other                                          18,908       15,811
  Inventories:
   Sugar                                          52,648       53,979
   Materials and supplies                         38,029       37,178
  Real estate held for sale                        4,014       10,504
  Deferred income taxes                           15,366        2,042
  Prepaid expenses and other assets               14,525       11,906
  Accrued withdrawals from (deposits
   to) Capital Construction Fund                    (550)         783
                                              ----------   ----------
     Total current assets                        276,547      284,963
                                              ----------   ----------

INVESTMENTS                                       64,913       17,449
                                              ----------   ----------

REAL ESTATE DEVELOPMENTS                          66,371       54,919
                                              ----------   ----------

PROPERTY:
  Land                                            52,202       65,403
  Buildings                                      190,852      202,643
  Vessels                                        651,435      631,896
  Machinery and equipment                      1,024,398      955,942
  Water, power and sewer systems                  86,254       84,530
  Other property improvements                     88,688      105,459
                                              ----------   ----------
     Total                                     2,093,829    2,045,873
  Less accumulated depreciation
   and amortization                              812,283      718,937
                                              ----------   ----------
     Property -- net                           1,281,546    1,326,936
                                              ----------   ----------

CAPITAL CONSTRUCTION FUND                        176,044      175,194
                                              ----------   ----------

OTHER ASSETS -- NET                               67,367       52,914
                                              ----------   ----------
     Total                                    $1,932,788   $1,912,375
                                              ==========   ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current portion of long-term debt            $   27,239   $   13,089
 Current portion of capital
   lease obligations                               7,938        9,732
 Short-term commercial paper
   borrowings                                     58,000       64,000
 Accounts payable                                 36,545       39,175
 Payrolls and vacation pay                        19,847       20,291
 Uninsured claims                                 12,110        9,336
 Post-retirement benefit obligations
   - current portion                               6,582        6,676
 Taxes other than income                           5,390        4,802
 Accrued interest payable                          4,611        8,060
 Promotional programs                              4,563        8,322
 Income taxes                                       -           3,506
 Accrued and other liabilities                    22,006       25,261
                                              ----------   ----------
     Total current liabilities                   204,831      212,250
                                              ----------   ----------

LONG-TERM LIABILITIES:
 Long-term debt                                  526,231      582,473
 Capital lease obligations                        35,274       44,495
 Post-retirement benefit obligations             116,610      112,898
 Pension obligations                              21,933       26,138
 Uninsured claims                                 12,337       15,180
 Other                                            32,997       33,486

                                              ----------   ----------
     Total long-term liabilities                 745,382      814,670
                                              ----------   ----------

DEFERRED INCOME TAXES                            349,961      298,449
                                              ----------   ----------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
 Capital stock -- common stock without
   par value; authorized, 150,000
   shares ($.75 stated value per share);
   outstanding, 45,691 shares in 1994
   and 46,404 shares in 1993                      37,493      38,028
 Additional capital                               38,862      38,510
 Unrealized holding gains on
   securities                                     29,073         -
 Retained earnings                               541,910      525,192
 Cost of treasury stock                          (14,724)     (14,724)
                                              ----------   ----------
     Total shareholders' equity                  632,614      587,006
                                              ----------   ----------

     Total                                    $1,932,788   $1,912,375
                                              ==========   ==========

See notes to financial statements.


STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES


Three Years Ended December 31, 1994

                                   Capital Stock
                         ------------------------------------
                              Issued           In Treasury
                         ----------------   -----------------                   Unrealized
                                                                 Additional      Holding     Retained
                          Shares   Stated   Shares    Cost         Capital        Gains      Earnings
                                   Value
                         -------   -------  ------   --------     ---------     ---------    ---------

BALANCE,
DECEMBER 31, 1991         50,660   $37,995   4,431   $(17,201)    $  34,144                  $ 523,731

CHANGES IN 1992:
  Stock options
    exercised                126        95                           3,010
  Acquired in payment
    of options              (101)      (76)                                                     (2,734)
  Issued -- incentive
    plan                       2         2     (77)     1,709          214
  Net income                                                                                    18,954
  Cash dividends --
    $.88 per share                                                                             (40,744)
                         -------   -------  ------   --------     ---------                  ---------
BALANCE,
DECEMBER 31, 1992         50,687    38,016   4,354    (15,492)       37,368                    499,207

CHANGES IN 1993:
  Stock options
    exercised                23       17                                572
  Acquired in payment
    of options              (7)      (6)                                                          (227)
  Issued -- incentive
    plan                      1        1       (54)       768           570
  Net income                                                                                    66,989
  Cash dividends --
    $.88 per share                                                                             (40,777)
                         -------   -------  ------   --------     ---------                  ---------
BALANCE,
DECEMBER 31, 1993         50,704    38,028   4,300    (14,724)       38,510                    525,192

CHANGES IN 1994:
  Shares repurchased
    and retired            (723)      (542)                                                    (17,175)
  Stock options
    exercised                12          9                              352
  Acquired in payment
    of options               (6)        (5)                                                       (152)
  Issued--incentive
    plan                      4          3
  Unrealized holding
    gains on
    securities                                                                  $  29,073
  Net income                                                                                    74,608
  Cash dividends --
    $.88 per share                                                                             (40,563)
                         -------   -------  ------   --------     ---------     ---------    ---------
BALANCE,
DECEMBER 31, 1994         49,991   $37,493   4,300   $(14,724)    $  38,862     $  29,073    $ 541,910
                         =======   =======  ======   ========     =========     =========    =========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all subsidiaries, after elimination of significant intercompany amounts.

OCEAN TRANSPORTATION: Voyage revenue and variable costs and expenses are included in income at the time each voyage commences.

Vessel depreciation, charter hire, terminal operating overhead and general and administrative expenses are charged to expense as incurred. Expected costs of regularly-scheduled dry docking of vessels and planned major vessel repairs performed during dry docking are accrued.

CONTAINER LEASING: Revenue and maintenance and repair costs are recorded ratably over the terms of specific lease and rental agreements. Container depreciation and general and administrative expenses are charged to expense as incurred. Interest expense is included in cost of services.

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally at closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified either as Property or as Real Estate Held For Sale when construction is complete, based upon the Company's intent. Cash flows related to real estate developments are classified as operating or investing activities, based upon the Company's intention either to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue is recorded when refined sugar products and coffee are sold to third parties.

Costs of growing sugar cane are charged to the cost of production in the year incurred and to cost of sales as refined products are sold. The cost of raw cane sugar purchased from third parties is recorded as inventory at the purchase price.

Costs of developing coffee are capitalized during the development period and depreciated over the estimated productive lives of the orchards. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

CASH AND CASH EQUIVALENTS: The Company considers highly liquid investments purchased with original maturities of three months or less, which have no significant risk of change in value, to be cash equivalents.

INVENTORIES: Sugar inventory, consisting of raw and refined sugar, is stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs which do not improve or extend asset lives are charged to expense as incurred. Assets held under capital leases are included with property owned. Gains or losses from property disposal are included in income.

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized.

DEPRECIATION: Depreciation is computed using the straight-line method. Depreciation expense includes amortization of assets under capital leases and vessel spare parts.

Estimated useful lives of property are as follows:

     Buildings                     10 to 50 years
     Vessels                       14 to 40 years
     Marine containers                   15 years
     Machinery and equipment        3 to 35 years
     Utility systems and other
       depreciable property         5 to 60 years

OTHER NON-CURRENT ASSETS: Other non-current assets consist principally of supply contracts and other intangible assets. These assets are being amortized using the straight-line method over periods not exceeding 30 years.

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA), the Maritime Service Committee or the Hawaii Stevedore Committee, which negotiate multi-employer pension plans covering certain seagoing and shoreside bargaining unit personnel. The subsidiaries negotiate multi-employer pension plans covering other bargaining-unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, noncontributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Current income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statements and income tax returns.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments are reasonable estimates of their fair values.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contracts are deferred and recorded in inventory in the period in which the related inventory purchases occur. These amounts are not significant.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations or events and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated.

RECLASSIFICATION: Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

2.  POST-RETIREMENT BENEFIT PLANS

The Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which require the accrual of post-retirement benefits during the years an employee provides services to the Company. Prior to 1992, the costs of such benefits (principally medical and group life insurance premiums) were charged to expense on a pay-as-you-go basis. The Company elected to immediately recognize the accumulated post-retirement benefit obligation upon adoption of the Standard. The cumulative effect of this accounting change as of January 1, 1992, resulted in a decrease in net income of $41,551,000, or $0.90 per share, in 1992.

The net periodic cost for post-retirement health care and life insurance benefits during 1994, 1993 and 1992 included the following:

                                  1994    1993     1992
                                 ------  ------   ------
                                      (In thousands)
Service cost                     $2,149  $1,524   $1,420
Interest cost                     7,825   4,742    4,598
Net amortization                   (216)   -        -
                                 ------  ------   ------
Post-retirement
 benefit cost                    $9,758  $6,266   $6,018
                                 ======  ======   ======

The unfunded accumulated post-retirement benefit obligation at December 31, 1994 and 1993 is summarized below:


                                       1994          1993
                                     --------      --------
                                        (In thousands)

Accumulated post-retirement
 benefit obligation:
 Retirees                            $ 64,619      $ 70,246
 Fully-eligible active
   plan participants                   10,577        10,924
 Other active plan
   participants                        30,359        33,668
 Unrecognized prior
   service cost                         3,215         2,810
 Unrecognized net gain                 14,422         1,926
                                     --------      --------
   Total                              123,192       119,574
 Current obligation                     6,582         6,676
                                     --------      --------
 Non-current obligation              $116,610      $112,898
                                     ========      ========

For 1994 and 1993, the weighted average discount rates used in determining the accumulated post-retirement benefit obligation were 8% and 7%, respectively, and the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation for both years was 10% for 1993 through 2001, decreasing to 5% thereafter. If the assumed health care cost trend rate were increased by one percentage point, the accumulated post-retirement benefit obligation as of December 31, 1994 and 1993 would have increased by approximately $12,235,000 and $13,386,000, respectively, and the net periodic post-retirement benefit cost for 1994 and 1993 would have increased by approximately $2,153,000 and $989,000, respectively.

3.  EMPLOYEE BENEFIT PLANS

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $8,216,000 in 1994, $8,626,000 in 1993 and $7,638,000 in 1992. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor used or cargo handled or carried. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of the Employee Retirement Income Security Act of 1974, as amended, and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer which withdraws from or significantly reduces its contribution obligation to a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

In 1994, a subsidiary terminated a single-employer defined benefit pension plan covering longshore personnel in Hawaii. Concurrently, the subsidiary joined a multi-employer pension plan with the other major stevedoring companies in Hawaii. As a result of this action, the previously-recorded unfunded pension obligation of the terminated single-employer plan of $2,348,000 was eliminated. This elimination was recorded as a reduction of expenses in the Statements of Income. All employees previously covered under the single-employer plan are now covered under the multi-employer plan without loss of vesting or benefits.

Under special rules approved by the PBGC and adopted by the longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $7,378,000 for various plan years ended December 1994 and 1993, and July 1994, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

The net cost (benefit) of single-employer defined benefit pension plans, covering substantially all other employees, was $3,816,000 in 1994, $4,318,000 in 1993 and $(510,000) in 1992. Expense components for all single-employer plans for the three years were as follows:


                                     1994     1993      1992
                                    -------  -------   -------
                                         (In thousands)

Service cost--benefits
  earned during the year            $ 7,317  $ 5,907   $ 4,528
Interest cost on
  projected benefit
  obligations                        20,542   17,584    11,755
Actual return on plan
  assets                            (24,122) (18,776)  (14,252)
Net amortization and
  deferral                           (1,221)   (2,514)  (2,541)
Curtailment and
  termination benefits                1,300     2,117    -
                                    -------   -------   -------
Net pension cost
  (benefit)                         $ 3,816   $ 4,318   $  (510)
                                     =======   =======   =======

The funded status of the single-employer plans at December 31, 1994 and 1993 was as follows:


                                     1994                 1993
                             ---------------------- -------------------
                                            (In thousands)

                                 ASSETS ACCUMULATED  Assets Accumulated
                                 EXCEED   BENEFITS   Exceed   Benefits
                              ACCUMULATED  EXCEED Accumulated  Exceed
                                BENEFITS   ASSETS   Benefits   Assets
                                --------  --------  --------  --------
Actuarial present value
of benefit obligation:
   Vested benefits              $122,153  $112,925  $138,110  $113,585
   Non-vested benefits             3,830     4,297     6,853     3,102
                                --------  --------  --------  --------
   Accumulated benefit
     obligation                  125,983   117,222   144,963   116,687
   Additional amounts
     related to projected
     compensation levels          22,927    11,277    29,180    15,707
                                --------  --------  --------  --------
   Projected benefit
     obligation                  148,910   128,499   174,143   132,394
Plan assets at
   fair value                    178,118   104,867   202,071   102,527
                                --------  --------  --------  --------
(Excess) Deficiency of
   plan assets over
   projected benefit
   obligation.                   (29,208)   23,632   (27,928)   29,867
Prior service costs to
   be recognized in future
   years                          (2,121)   (1,656)   (2,551)   (1,576)
Unrecognized actuarial
   net gain (loss)                27,468    (1,227)   25,517    (3,326)
Unrecognized net asset
   (obligation) at
   January 1, 1987
   (being amortized over
   periods of 4 to 15
   years)                          4,660       385     6,428      (293)
                                --------  --------  --------  --------
Accrued pension liability       $    799  $ 21,134  $  1,466  $ 24,672
                                ========  ========  ========  ========

For 1994 and 1993, projected benefit obligations were determined using discount rates of 8% and 7%, respectively, and assumed increases in future compensation levels of 5% for both years. The expected long-term rate of return on assets for both years was 8 1/4%. The assets of the plans consist principally of listed stocks and bonds.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $7,661,000 and $7,285,000 at December 31, 1994 and 1993, respectively.

4.  INVESTMENTS

At December 31, 1994 and 1993, investments principally consisted of marketable equity securities, limited partnership interests and purchase-money mortgages.

Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The marketable equity securities are classified as "available for sale" and are, at December 31, 1994, stated at quoted market values totaling $56,312,000 (cost basis $9,966,000). The unrealized holding gain on these securities as of December 31, 1994 amounted to $29,073,000, net of deferred income taxes, and has been recorded as a separate component of shareholders' equity.

At December 31, 1993, these securities were stated at their historical cost basis of $10,486,000 (quoted market value was $64,129,000).

The remaining investments are recorded at cost, which approximated market values, of $8,601,000 and $6,963,000 at December 31, 1994 and 1993,
respectively.

See Note 9 for a discussion of market values of investments in the Capital Construction Fund.

5.   LEASES

THE COMPANY AS LESSEE: Various subsidiaries of the Company lease a vessel and certain land, buildings and equipment under both capital and operating leases. Capital leases include one vessel leased for a term of 25 years ending in 1998; containers, machinery and equipment for terms of 5 to 12 years expiring through 1997; and a wastewater treatment facility in California, the title of which will revert to a subsidiary in 2002. Principal operating leases cover office and terminal facilities for periods which expire between 1995 and 2026. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other leases.

Rental expense under operating leases for the three years ended December 31, 1994 is shown below:

                                      1994     1993     1992
                                     -------  -------  -------
                                         (In thousands)
Minimum rentals                      $47,500  $43,050  $43,212
Contingent rentals                       669      220      330
                                     -------  -------  -------
  Total                              $48,169  $43,270  $43,542
                                     =======  =======  =======

Contingent rentals are based principally on the use of certain terminal and port facilities and the use of agricultural water and land. Payments for certain leased terminal and port facilities are compensated by charges under tariffs paid by others. Income from sublease rentals is not significant.

Assets recorded under capital lease obligations and included in property at December 31, 1994 and 1993 were as follows:

                                                1994     1993
                                              --------  --------
                                                (In thousands)

Vessels                                       $ 55,253  $ 55,253
Machinery and equipment                         42,870    50,056
                                              --------  --------
  Total                                         98,123   105,309
Less accumulated amortization                   86,115    80,021
                                              --------  --------
Property under capital
  leases--net                                 $ 12,008  $ 25,288
                                              ========  ========

Future minimum payments under all leases and the present value of minimum capital lease payments as of December 31, 1994 were as follows:

                                             Capital Operating
                                              Leases   Leases
                                              -------  --------
                                               (In thousands)

1995                                          $11,935  $ 27,120
1996                                           14,759    17,654
1997                                           15,026    15,223
1998                                           10,703    14,849
1999                                              609    14,870
Thereafter                                      1,641   121,405
                                              -------  --------
Total minimum lease
  payments                                     54,673  $211,121
                                                       ========
Less amount representing
  interest                                     11,461
                                              -------
Present value of future
  minimum payments                             43,212
Less current portion                            7,938
                                              -------
Long-term obligations at
  December 31, 1994                           $35,274
                                              =======

As described in Note 6, a subsidiary is obligated to pay principal of and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii to finance construction of terminal facilities which are leased by a subsidiary. Rent expense for the facilities includes bond interest. An accrual, included in long-term debt, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: Various Company subsidiaries lease land, buildings, land improvements and marine containers under operating leases. The historical cost of and accumulated depreciation on leased property at December 31, 1994 and 1993 were as follows:


                                                1994      1993
                                              --------  --------
                                                (In thousands)

Leased property                               $578,190  $568,280
Less accumulated
  amortization                                  97,793    74,621
                                              --------  --------
Property under operating
  leases--net                                 $480,397  $493,659
                                              ========  ========

Total rental income under these operating leases for the three years ended December 31, 1994 was as follows:

                                      1994     1993     1992
                                     -------  -------  -------
                                          (In thousands)

Minimum rentals                      $57,864  $58,838  $55,358
Contingent rentals
  (based on sales volume)              1,515    1,111    1,160
                                     -------  -------  -------
  Total                              $59,379  $59,949  $56,518
                                     =======  =======  =======


Future minimum rental income on non-cancelable leases at December 31, 1994 was as follows:

                                    Operating
                                      Leases
                                     --------
                                  (In thousands)

1995                                 $ 48,234
1996                                   42,160
1997                                   33,554
1998                                   20,832
1999                                   15,674
Thereafter                            164,777
                                     --------
 Total                               $325,231
                                     ========

6.  LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1994 and 1993, long-term debt consisted of the following:

                                       1994       1993
                                     --------   --------
                                        (In thousands)

Commercial paper, 3.2% - 6.3%,
     due 1995                        $304,301   $310,908
Bank revolving credit
 loans (1994 high 6.63%,
 low 3.63%)
 due after 1994                        52,500     61,000
Term loans:
 7.19%, payable through 2007           75,000     75,000
 9%, payable through 1999              50,000     50,000
 8%, payable through 2000              50,000     50,000
 9.05%, payable through 1999           32,611     37,558
 9.8%, payable through 2004            20,833     22,917
 7.65%, payable through 2001           10,000     10,000
 11.78%, payable through 1997           1,848      2,361
 9.1%, repaid in 1994                    -        22,000
 10.03%, repaid in 1994                  -         3,300
Mortgage loans, collateralized by
 land and buildings:
 11%, payable through 1995              3,046      3,091
 12.5%, payable through 1995            2,724      2,765
 Other                                    281         29
Limited partnership subscription
 notes, no interest,
 payable through 1996                   1,700      2,550
Special facility revenue bonds,
 5.75%, payable 2013                    6,626      6,083
                                      --------   --------
   Total                              611,470    659,562
   Less current portion                27,239     13,089
   Commercial paper
     classified as current             58,000     64,000
                                     --------   --------
   Long-term debt                    $526,231   $582,473
                                     ========   ========

REVOLVING CREDIT FACILITIES: The Company and a subsidiary have a revolving credit and term loan agreement with five commercial banks, whereby they may borrow up to $155,000,000 under revolving loans to November 30, 1996 at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 16 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1994 and 1993, $20,000,000 and $55,000,000,
respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $65,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1995, but may be canceled by the bank at any time. At December 31, 1994 and 1993, $12,500,000 and $6,000,000, respectively, were outstanding under this agreement.

In 1994, the Company and a subsidiary entered into an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to July 18, 1997. At December 31, 1994, $20,000,000 was outstanding under this agreement.

A subsidiary has a $25,000,000 two-year revolving credit agreement with a financial institution to provide general corporate funds. At December 31, 1994 and 1993, no balances were outstanding under this agreement.

A subsidiary has a $25,000,000 revolving credit agreement maturing April 1995. This agreement serves as a commercial paper liquidity back-up line. The Company intends to renew this agreement upon maturity. At December 31, 1994 and 1993, no balances were outstanding under this agreement.

TERM LOANS: In 1993, an unsecured series of 19 notes, which aggregated $75,000,000, with varying maturity dates ranging from 1997 through 2007, and with interest rates ranging from 6.23% to 7.46% (average 7.19%), were entered into in connection with the acquisition of California and Hawaiian Sugar Company, Inc. (C&H).

As a result of the purchase of C&H, a subsidiary has a term loan with outstanding balances of $20,833,000 and $22,917,000 at December 31, 1994 and 1993, respectively. Annual principal payments of $2,083,000 are payable through 2004. Interest, at 9.8%, is payable quarterly. The loan is guaranteed by the subsidiary's parent and the Company.

COMMERCIAL PAPER:  There are three commercial paper programs.

The first program was used by a subsidiary to finance the construction of a vessel, which was completed in 1992. At December 31, 1994, $149,570,000 of commercial paper notes was outstanding under this program. Maturities ranged from 3 to 41 days. The borrowings outstanding under this program are classified as long-term since the subsidiary intends to continue the program indefinitely, and eventually to repay the program with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program, which commenced in 1992, was used to finance the acquisition of marine containers. At December 31, 1994, $82,731,000 of commercial paper notes was outstanding under this program. Maturities ranged from 4 to 37 days. The commercial paper borrowings outstanding under this program are classified as long-term since the subsidiary intends to continue this program on a long-term basis and has established the necessary credit facilities to do so. At December 31, 1994, $100,000,000 of long-term revolving credit facilities was available to support these outstanding notes.

The third commercial paper program is used by a subsidiary to fund the purchases of sugar inventory from Hawaii sugar growers and to provide working capital for sugar refining and marketing operations. At December 31, 1994, $72,000,000 of commercial paper notes was outstanding under this program. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers are paid by the growers rather than by the subsidiary. At December 31, 1994, no amounts were outstanding as advances to growers under this program. Maturities ranged from 4 to 34 days. Of the total commercial paper borrowing, $58,000,000 was classified as current. The commercial paper is supported by a $100,000,000 backup revolving credit facility with six commercial banks. Both the commercial paper program and the backup facility are guaranteed by the subsidiary's parent and the Company.

SPECIAL FACILITY REVENUE BONDS: A subsidiary is obligated to pay principal of and interest on $16,500,000 of 5.75% Special Facility Revenue Bonds issued in 1993 and due in 2013. An accrual is included in long-term debt for the pro-rata portion of the principal due on these bonds (see Note 5).

LONG-TERM DEBT MATURITIES: At December 31, 1994, maturities and planned prepayments of all long-term debt during the next five years totaled $27,239,000 for 1995, $36,542,000 for 1996, $36,718,000 for 1997, $29,210,000
for 1998 and $37,377,000 for 1999.

7.   INCOME TAXES

The provision for income taxes for the three years ended December 31, 1994 consisted of the following:

                                      1994     1993     1992
                                     -------  -------  -------
                                         (In thousands)
Current:
  Federal                            $15,189  $13,275  $ 9,908
  State                                  260    2,167      435
                                     -------  -------  -------
    Total                             15,449   15,442   10,343
Deferred                              23,178   30,738   13,332
                                     -------  -------  -------
Provision for income taxes           $38,627  $46,180  $23,675
                                     =======  =======  =======

Total income tax expense for the three years ended December 31, 1994 differs from amounts computed by applying the statutory Federal rate to pre-tax income, for the following reasons:

                                      1994     1993     1992
                                     -------  -------  -------
                                         (In thousands)

Computed income tax
  expense                            $39,632  $39,609  $28,621
Increase (decrease) resulting
  from:
  Tax rate increases                    -       7,741     -
  State tax on income, less
    applicable Federal tax             1,542    1,417    2,106
  Resolution of tax audits              -        -      (2,506)
  Fair market value over
    cost of donations                 (2,138)    -      (1,927)
  Low-income housing credits          (1,219)  (1,214)  (1,214)
  Other-net                              810   (1,373)  (1,405)
                                     -------  -------  -------
    Provision for income
    taxes                            $38,627  $46,180  $23,675
                                     =======  =======  =======

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1994 and 1993 were as follows:

                                                1994      1993
                                              --------  --------
                                               (In thousands)

Deposits to the CCF                           $201,963  $198,414
Accelerated depreciation                       111,253   101,252
Tax-deferred gains on real
  estate transactions                           68,488    64,469
Unrealized holding gains on
  securities                                    17,273      -
Post-retirement benefits                       (45,209)  (45,041)
Alternative minimum tax
  benefits                                      (6,531)   (5,893)
Capitalized leases                               2,409    (6,328)
Insurance reserves                              (1,759)   (4,813)
Other-net                                      (13,292)   (5,653)
                                              --------  --------
  Total                                       $334,595  $296,407
                                              ========  ========

The Internal Revenue Service has completed audits of the Company's tax returns through 1988 and, with one exception, has tentatively settled all issues raised during such audits. The settlements had no material effect on the Company's financial position or results of operations. The Company is contesting the remaining issue, which relates to the timing of certain deductions for tax purposes. Management believes that the ultimate resolution of this issue will not have a material effect on the Company's financial position.

8.  CAPITAL STOCK AND STOCK OPTIONS

A&B has a stock option plan ("1989 Plan") under which key employees may be granted stock purchase options and stock appreciation rights. A second stock option plan for key employees terminated in 1993, but shares previously granted under the plan are still exercisable. Under the 1989 Plan, option prices may not be less than the fair market value of a share of the Company's common stock on the dates of grant, and each option generally becomes exercisable in-full one year after the date granted. Payment for options exercised, to the extent not reduced by the application or surrender of stock appreciation rights, may be made in cash or in shares of the Company's stock. If payment is made in shares of the Company's stock, the option holder may receive, under a reload feature of the 1989 Plan, a new stock option for the number of shares equal to that surrendered, with an option price not less than at the fair market value of the Company's stock on the date of exercise. During 1994, 448,200 new options were granted under the 1989 Plan.

The 1989 Plan also permits issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plan.

The Company also has a Directors' stock option plan, under which each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the average fair market value of the shares for the five consecutive trading days prior to the grant date. Each option becomes exercisable six months after the date granted. At December 31, 1994, a total of 150,000 options have been granted under the plan, 3,000 options have been cancelled and no options have been exercised.

Changes in shares under all option plans for the three years ended December 31, 1994, were as follows:

                                                             Price Range
                                      Shares                  Per Share
                                     ---------              --------------
1992:
Outstanding, January 1               1,383,205              $17.375-37.875
     Granted                           495,665               24.250-28.250
     Exercised                        (126,266)              17.375-24.250
     Canceled                          (41,700)              24.250-36.250
     Outstanding,                    ---------
      December 31                    1,710,904               17.375-37.875

1993:
     Granted                           423,200               24.250-24.500
     Exercised                         (23,576)              17.375-24.750
     Canceled                          (73,400)              24.250-36.250
     Outstanding,                    ---------
      December 31                    2,037,128               17.375-37.875

1994:
     Granted                           475,200               24.700-27.000
     Exercised                         (12,300)              17.375-24.750
     Canceled                          (55,996)              24.250-36.250
     Outstanding,
      December 31                    ---------
     (1,996,051 exercisable)         2,444,032              $17.375-37.875
                                     =========

Options outstanding at December 31, 1994 include 60,166 shares which carry stock appreciation rights. The outstanding options do not have a material dilutive effect in the calculation of earnings per share of common stock.

The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

9.  CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are not subject to Federal income taxes in the year earned, but are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes. Amounts deposited into the CCF are preference items for inclusion in Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from December 31, 1986, or later date of deposit, will be treated as non-qualified withdrawals.

As discussed in Note 4, in 1994 the Company adopted the provisions of SFAS No.
115. The subsidiary has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses in the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the subsidiary's intention to hold these investments to maturity.

At December 31, 1994 and 1993, the balances on deposit in the CCF consisted of the following (in thousands):

                                      1994                    1993
                          ------------------------------    --------
                          AMORTIZED    FAIR   UNREALIZED   Amortized
                             COST      VALUE     LOSS         Cost
                          --------   --------   --------    --------

Mortgage-backed
  securities              $108,247   $ 96,678   $(11,569)   $127,871
Cash and cash
  equivalents               64,263     64,263       -         48,106
Treasury notes               2,984      2,984       -           -
Accrued deposits
  (withdrawals)                550        550       -           (783)
                          --------   --------   --------    --------
Total                     $176,044   $164,475   $(11,569)   $175,194
                          ========   ========   ========    ========

Fair value of the mortgage-backed securities ("MBS") was determined by an outside investment management company, based on the experience of trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter.

During 1994, the fair value of the subsidiary's investments in MBS declined in relation to amortized cost, due to interest rate sensitivity inherent in the fair value determination of such securities. While a temporary unrealized market loss exists, the subsidiary intends to hold these investments to maturity, which ranges from 1995 through 2024. The MBS have a weighted average life of 4.5 years. The Company had earnings of $8,292,000 in 1994, $7,218,000 in 1993 and $11,293,000 in 1992 from its MBS investment account.

Fair values of the remaining CCF investments were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated, using quoted market prices of similar securities and investments. These remaining investments mature in 1995.

During 1994, there were no sales of securities classified as "held-to-maturity" included in the CCF.

10.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1994, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately
$104,677,000. However, there is no contractual obligation to spend this entire amount.

A subsidiary has arranged for standby letters of credit of approximately $15,800,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities.

Bank letters of credit have been issued on behalf of a subsidiary in favor of certain container manufacturers. When presented, these letters may be paid, at the subsidiary's option, by a back-up line of credit. At December 31, 1994, $1,585,000 was outstanding under these letters of credit.

A subsidiary is party to a five-year agreement with a computer processing service, expiring in 1996, to provide off-site mainframe processing. The annual average cost of this agreement is $4,150,000.

A subsidiary has received a favorable court judgment resulting from a contested insurance claim. The claim was for reimbursement of certain expenses incurred by the subsidiary in connection with repairing port facilities damaged by a 1989 earthquake. Although the award has been appealed, management and its outside counsel believe that the ultimate outcome of this litigation will be an award at least equal to the claim recorded in the financial statements.

A subsidiary is a party, acting as the steam host, to a Steam Purchase Agreement with a developer who has received regulatory authority approval to construct and operate a cogeneration facility contiguous to the subsidiary's California refinery. The agreement provides that, during the 30-year period of the agreement, the subsidiary will receive steam necessary for refinery operations at a reduced price, compared to the market price of fuel which presently must be purchased to generate its steam requirements.

A subsidiary is party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative (HSTC), a raw sugar marketing and transportation cooperative owned by two other subsidiaries and by the other Hawaii sugar growers. Under the terms of this contract, the subsidiary is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The subsidiary made purchases of raw sugar totaling $271,212,000 and $134,700,000 under the contract during 1994 and 1993, respectively. The contract also requires that the subsidiary provide cash advances to HSTC prior to the physical receipt of the sugar at its refineries (see Note 6). Such advances are determined by the estimated raw sugar market prices. Amounts due to HSTC upon delivery of raw sugar to the subsidiary's refineries are offset against outstanding advances to HSTC.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position.


11.  INDUSTRY SEGMENTS

Industry segment information for 1994, 1993 and 1992, on page 28, is incorporated herein by reference. Segments are:

Ocean transportation -- carrying freight between various U.S. and Canadian West Coast, Hawaii and Western Pacific ports, and providing terminal services.

Container leasing -- leasing marine containers in international markets.

Property development and management -- developing, managing and selling residential, commercial and industrial properties.

Food products -- growing, processing and marketing sugar, molasses and coffee, and generating and selling electricity.

Directors And Officers
Alexander & Baldwin, Inc.

DIRECTORS

MICHAEL J. CHUN (51)*
President, The Kamehameha Schools (educational institution)

JOHN C. COUCH (55)
President and Chief Executive Officer, Alexander & Baldwin, Inc.
President and Chief Executive Officer, A&B-Hawaii, Inc.
Vice Chairman of the Board, Matson Navigation Company, Inc.

LEO E. DENLEA JR. (63)*
Chairman of the Board, President and Chief Executive Officer,
     Farmers Group, Inc. (insurance)

WALTER A. DODS JR. (53)*
Chairman of the Board and Chief Executive Officer, First Hawaiian, Inc. Chairman of the Board and Chief Executive Officer, First Hawaiian Bank (banking)

CHARLES G. KING (49)**
Vice President, Kuhio Motors, Inc. (automobile dealership)

CARSON R. McKISSICK (62)*
Managing Director, The Corporate Development Company (financial advisory services)

C. BRADLEY MULHOLLAND (53)
President and Chief Executive Officer, Matson Navigation Company, Inc.

R. J. PFEIFFER (75)*
Chairman of the Board, Alexander & Baldwin, Inc.
Chairman of the Board, A&B-Hawaii, Inc.
Chairman of the Board, Matson Navigation Company, Inc.

ROBERT G. REED III (67)**
Independent Business Consultant

MARYANNA G. SHAW (56)*
Private Investor

CHARLES M. STOCKHOLM (62)**
Managing Director, Trust Company of the West (investment management services)

ADVISORY DIRECTOR
ALEXANDER C. WATERHOUSE (83)
Vice Chairman, Waterhouse Properties, Inc. (private investments)

*    Audit Committee Members
**   Compensation and Stock Option Committee Members
All ages as of March 31, 1995

Alexander & Baldwin, Inc.
Officers

R. J. PFEIFFER (75)
Chairman of the Board

JOHN C. COUCH (55)
President and Chief Executive Officer

MEREDITH J. CHING (38)
Vice President (Government & Community Relations)

G. STEPHEN HOLADAY (50)
Vice President and Controller

JOHN B. KELLEY (49)
Vice President (Corporate Planning & Development, Investor Relations)

MILES B. KING (47)
Vice President and Chief Administrative Officer

MICHAEL J. MARKS (56)
Vice President, General Counsel and Secretary

GLENN R. ROGERS (51)
Vice President, Chief Financial Officer and Treasurer

ROBERT K. SASAKI (54)
Vice President (Properties)

A&B-Hawaii, Inc.
Officers

R. J. PFEIFFER (75)
Chairman of the Board

JOHN C. COUCH (55)
President and Chief Executive Officer

W. ALLEN DOANE (47)
Executive Vice President and Chief Operating Officer

RICHARD F. CAMERON (62)
Senior Vice President (Agribusiness)

G. STEPHEN HOLADAY (50)
Senior Vice President, Chief Financial Officer and Treasurer

MILES B. KING (47)
Senior Vice President (Industrial Relations)

DAVID G. KONCELIK (53)
Senior Vice President (President and Chief Executive Officer, California and
     Hawaiian Sugar Company, Inc.)

MICHAEL J. MARKS (56)
Senior Vice President and General Counsel

ROBERT K. SASAKI (54)
Senior Vice President (Properties)

NORBERT M. BUELSING (44)
Vice President (Property Leasing)

MEREDITH J. CHING (38)
Vice President (Government & Community Relations)

KEITH A. GOTO (51)
Vice President (Labor Relations)

JOHN B. KELLEY (49)
Vice President (Corporate Planning & Development)

STANLEY M. KURIYAMA (41)
Vice President (Land Planning & Entitlements)

JUDITH A. WILLIAMS (51)
Vice President (Assistant Manager, McBryde)

THOMAS A. WELLMAN (36)
Controller

ALYSON J. NAKAMURA (29)
Secretary

Matson Navigation Company, Inc.
Officers

R. J. PFEIFFER (75)
Chairman of the Board

JOHN C. COUCH (55)
Vice-Chairman of the Board

C. BRADLEY MULHOLLAND (53)
President and Chief Executive Officer

RAYMOND J. DONOHUE (58)
Senior Vice President and Chief Financial Officer

FREDERICK M. GUTTERSON (52)
Senior Vice President (President and Chief Executive Officer,
     Matson Leasing Company, Inc.)

MILES B. KING (47)
Senior Vice President (Human Resources)

GARY J. NORTH (50)
Senior Vice President (Operations) (President and Chief Operating Officer,
     Matson Terminals, Inc.)

RICHARD S. BLISS (56)
Vice President (Area Manager, Hawaii)

ROBERT L. DAWDY (50)
Vice President ( West Coast Operations)

BRANTON B. DREYFUS (41)
Vice President (Area Manager, Southern California)

JOHN C. GOSLING (58)
Vice President (General Manager, Engineering)

PHILIP M. GRILL (47)
Vice President (Government Relations)

DALE B. HENDLER (41)
Vice President (Information Services)

MERLE A. K. KELAI (63)
Vice President (Community Relations)

KEVIN C. O'ROURKE (48)
Vice President and General Counsel

RONALD H. ROTHMAN (53)
Vice President (Industrial Relations)

PAUL E. STEVENS (42)
Vice President (Marketing)

MICHAEL J. MARKS (56)
Secretary

TIMOTHY H. REID (48)
Treasurer

JOSEPH A. PALAZZOLO (46)
Controller

Principal Subsidiaries
And Affiliates (1)

A&B-HAWAII, INC.                                       Honolulu
     Division:
          Hawaiian Commercial & Sugar Company          Puunene, Maui
     Subsidiaries:
          A&B Development Company (California)         San Francisco
          A&B Properties, Inc.                         Honolulu
          California and Hawaiian Sugar
               Company, Inc.                           Crockett, CA
          East Maui Irrigation Company, Limited        Puunene, Maui
          Kahului Trucking & Storage, Inc.             Kahului, Maui
          Kauai Commercial Company, Incorporated       Puhi, Kauai
          Kukui'ula Development Company, Inc.          Poipu, Kauai
          McBryde Sugar Company, Limited               Eleele, Kauai
               Subsidiary:  Island Coffee
                 Company, Inc.                         Eleele, Kauai
          South Shore Community Services, Inc.         Poipu, Kauai
          South Shore Resources, Inc.                  Poipu, Kauai
          WDCI, INC.                                   Honolulu

HAWAIIAN SUGAR & TRANSPORTATION COOPERATIVE (2)        Crockett, CA

MATSON NAVIGATION COMPANY, INC.                        San Francisco
     Subsidiaries:
          Matson Intermodal System, Inc.               San Francisco
          Matson Leasing Company, Inc.                 San Francisco
          Matson Services Company, Inc.                San Francisco
          Matson Terminals, Inc.                       San Francisco




----------------------------------------------------------
(1) Wholly owned unless otherwise indicated.
(2) A cooperative owned with other Hawaii sugar companies.
----------------------------------------------------------

INVESTOR INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will be held in the Plaza Meeting Room on the ground floor of Amfac Center, 745 Fort Street, Honolulu, Hawaii at 10 a.m. on Thursday, April 27, 1995.

INVESTOR INQUIRIES

Shareholders having questions about A&B are encouraged to write to R. J. Pfeiffer, Chairman of the Board; John C. Couch, President and Chief Executive Officer; or Michael J. Marks, Vice President, General Counsel and Secretary.

Inquiries from professional investors may be directed to John B. Kelley, Vice President, Investor Relations. Phone (808) 525-8422.

FORM 10-K

Shareholders may obtain a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge, by writing to Michael J. Marks, Vice President, General Counsel and Secretary, Alexander & Baldwin, Inc., P. O. Box 3440, Honolulu, HI 96801-3440.

TRANSFER AGENTS

CHEMICAL TRUST COMPANY OF CALIFORNIA
San Francisco, California
CHEMICAL BANK
New York, New York

REGISTRARS

CHEMICAL TRUST COMPANY OF CALIFORNIA
San Francisco, California
CHEMICAL BANK
New York, New York

AUDITORS

DELOITTE & TOUCHE LLP
Honolulu, Hawaii