Form 10-K, Exhibit 13
period 1995-12-31
ALEXANDER & BALDWIN INC
filed 1996-03-27
CIK 3453

ALEXANDER & BALDWIN, INC. 1995 ANNUAL REPORT


Alexander & Baldwin, Inc. is a diversified corporation with the majority of its operations centered in Hawaii. Its principal business segments are:

Ocean Transportation
Property Development and Management
Food Products

Alexander & Baldwin, Inc. was founded in 1870 and was incorporated in 1900. Its common stock is traded on The NASDAQ Stock MarketSM.
The trading symbol is ALEX.

Headquartered at 822 Bishop Street, Honolulu, Hawaii
The Company's mailing address is:
P. O. Box 3440, Honolulu, HI 96801-3440.
Telephone: (808)525-6611
Fax (808)525-6652


On the cover:
Expanding the tradition of Matson schedule integrity, S.S. Manulani carries containers in Matson's new Pacific Coast service. By providing weekly coastwise service between Los Angeles and the Pacific Northwest ports of Seattle and Vancouver, B.C., the service, initiated in 1994, provides an alternative to truck and rail in the West Coast's busy North/South transportation corridor.

Financial Highlights


                         1995                1994           Change

Revenue             $ 1,020,455,000     $  1,144,033,000    - 11%
Net Income          $    55,755,000     $     74,608,000    - 25%
  Per Share         $          1.23     $           1.62    - 24%
Cash Dividends      $    40,035,000     $     40,563,000    -  1%
  Per Share         $          0.88     $           0.88
Average Shares
  Outstanding            45,492,000           46,059,000    -  1%
Total Assets        $ 1,782,759,000     $  1,925,775,000    -  7%
Shareholders'
  Equity            $   649,678,000     $    632,614,000    +  3%
  Per Share         $         14.35     $          13.85    +  4%
Return on Beginning
  Shareholders'
  Equity                       8.8%                12.7%      -
Current Ratio              1.4 to 1             1.3 to 1      -
Ratio: Long-term
  Debt and Capital
  Leases to Total
  Capital                  .26 to 1             .32 to 1      -
Employees                     3,076                3,581     - 14%

  Contents
[Page references are for the printed Annual Report to Shareholders and do not correlate to the electronic version.]

     1    Financial Highlights
     2    Letter to Shareholders
     7    Review of Operations
     8       Matson
     12      ABHI
     19   General Information
     19      Board of Directors
     19      Management, Organization
     19      Common Stock
     20      Dividends
     20      Credit Ratings
     20      Quarterly Results
     21   Financial Report
     40   Directors and Officers

  Inside Back Cover
          Principal Subsidiaries and Affiliates
          Investor Information

To Our Shareholders

[Photo caption: John C. Couch, Chairman of the Board, President and Chief Executive Officer, Alexander & Baldwin, Inc.]

[Photo caption:
A changed identity--the newly renamed S.S. Mahimahi, recently acquired from American President Lines, inaugurates the Pacific Alliance service. The vessel is shown in its new Matson markings, departing from Oakland, Calif., for Hawaii, Guam and Far Eastern ports. The vessel then will return to the U.S., under charter to APL, carrying import cargo.]

Fellow Shareholders

Your Company's 125th anniversary year was a challenging one. Nonetheless, a great deal was accomplished to build on our strengths and confront fundamental changes in our business environment.

The Hawaii economy continued its extraordinarily slow recovery; competition intensified in several of our primary markets; and, problems with administra-tion of the current federal sugar program placed severe financial stress on U.S. cane sugar refiners.

We are meeting these challenges head-on and have implemented a number of strategic initiatives which will reduce costs, improve our competitive position and open-up new market opportunities in each of our businesses.

Among the more significant initiatives were: the sale, for $362 million, of our international marine container leasing unit, Matson Leasing Company, Inc. (Matson Leasing); the purchase, for $168 million, of six container ships and other assets from American President Lines, Ltd. (APL); and the establishment of an alliance with APL that will permit Matson Navigation Company, Inc. (Matson) to serve the Guam market while realizing substantial cost savings in the Hawaii service. In the property development area, we launched our 76-acre Maui Business Park by establishing an alliance with a prominent developer that will result in the creation of a large new value retail center. In food products, we announced the phasing-out of our historic, but unprofitable, sugar-growing operations on Kauai by the end of 1996, and we moved aggressively to reduce costs at our sugar refining and marketing business -- including a major restructuring of the refinery operations that resulted in a 25-percent reduction in the work force and should lower costs by $8 million annually. Finally, we implemented a number of Company-wide initiatives to reduce general and administrative costs by an additional $10 million per year. These initiatives will help position each business to deal more effectively and profitably with the challenges it faces in the years ahead.

While Hawaii's economy continues to show signs of slow, but persistent, growth, there has been no concrete progress, as of mid-February, in the legislative arena toward meaningful reform of the U.S. sugar program. The past year brought into sharp focus flaws in existing sugar legislation. It especially has disadvantaged the cane sugar refining segment, which markets half the sugar consumed in the country. At this point, the timing and extent of any legisla-tive reform remains uncertain. The federal budget impasse, as well as continuing debate about overall farm legislation, are impeding resolution of the matter.


1995 Financial Results Disappointing

A&B's 1995 net income was $55.8 million, down 25 percent from $74.6 million earned in 1994. Earnings per share were $1.23, versus $1.62 in 1994. These 1995 figures incorporate a charge of $5.1 million for the closure of the Kauai sugar operations, a charge of $2.4 million to write-down certain California and Hawaiian Sugar Company, Inc. (C&H) assets, an $18 million gain on the sale of Matson Leasing, and the $5.3 million in net income Matson Leasing earned prior to its sale in June.

Strong cash flow again permitted the Company to proceed with important capital commitments, while concurrently reducing debt, repurchasing shares and continuing regular cash dividends. The annual dividend rate remained at $.88 per share. In addition to distributing $40 million in dividends, a total of $11.6 million was spent during 1995 to repurchase 511,000 shares of outstanding stock, continuing the A&B stock repurchase program begun in 1994. As a result, each remaining shareholder has a larger ownership stake. To date, 1.2 million shares, or nearly three percent of the shares outstanding at the start of the program, have been repurchased at a total cost of $29.3 million. Share repurchase remains an important mechanism for returning excess cash to shareholders.

Matson's New Alliance With APL

The strengthening of tourism in Hawaii last year was not enough to offset a reduction in statewide construction spending. As a result, Matson's total cargo volume in the Hawaii Service declined. Competition also contributed to the unfavorable year-over-year performance. Matson's 1994 results benefited from a labor strike at its primary competitor. Also, that competitor inaugurated, at mid-year 1995, a new eastbound service from Honolulu to Los Angeles which affected the comparison.

In April 1995, Matson and APL announced their intent to operate a joint service that would benefit both carriers by producing significant cost savings. The core of Matson's business is its Hawaii Service. Most of the cargo volume in this trade, however, travels westbound to Hawaii from the U.S. Mainland. As a result, Matson's ships return eastbound "light," carrying less cargo. Transpacific carriers, like APL, normally face the opposite situation. Their high-volume direction is eastbound, carrying import cargo from the Far East. In the joint service, vessel utilization on the round trip will improve significantly.

The principal features of the strategic alliance are: Matson has purchased from APL six vessels and assets related to its Guam shipping service. During the first quarter of 1996, four of those vessels and one Matson ship will begin operation of the new consolidated service between the U.S. Pacific Coast and Hawaii, Guam and four ports in Korea and Japan; and Matson will take over an established Guam trade from APL and share the cost of the new five-ship combined service. Additional Matson benefits are revenue from cargo shipped to Guam and other nearby destinations, and payments from APL for use of the vessels to carry cargo from the Far East on the return voyages to the U.S. Pacific Coast.

At midyear 1995, Matson Leasing was sold. From its launch in 1989, Matson Leasing had grown rapidly and successfully to become the seventh-largest international marine container leasing company in the world. To continue to prosper, however, Matson Leasing needed significant amounts of additional capital for the purchase of new containers. Strategically, we concluded that A&B would be better served by investing in operating assets rather than dedicating so much capital to financial assets. Proceeds from the sale of Matson Leasing facilitated the purchase of the additional vessels, the formation of the strategic alliance with APL and the initiation of service to Guam. In addition, the sale permitted A&B to reduce debt and repurchase shares.

Advances in computer and telecommunications technology continue to create exciting new opportunities to enhance customer service and reduce costs. An acknowledged leader in the transportation industry in this area, Matson last year took another significant step forward. Near the end of 1995, all of Matson's customer service operations were consolidated at a new, high-tech, high-service center in Phoenix, Ariz. This new facility provides customers "one-stop shopping" for all Matson services, and should save about $1 million per year in operating and administrative costs.


[Photo caption:
With economic conditions on the island of Kauai still uncertain, A&B proceeded with applications for important land designations and zoning changes. State and County approvals were granted during 1995. Scenic Kukui'ula Bay and a total of 1,050 acres of A&B land mauka (toward the mountains) of the Bay now await renewed economic growth for residential and commercial development.]

Food Products Segment Struggles

[Photo caption:
Convenience and innovation mark new packaging of C&H products. Although the artwork is traditional, during 1995, C&H introduced new ways to make its familiar, high-quality sugar products easier to use and to store between uses.]

A&B's McBryde plantation has grown sugar cane on the island of Kauai since 1899. With competitive changes in the industry, smaller, less economical plantations like McBryde have struggled to survive. In spite of concerted efforts by management and employees over many years, we concluded, reluctantly, that McBryde's sugar operations could not be profitable on a sustained basis. In June 1995, therefore, we announced that these sugar operations would be phased out by harvest-end 1996, and that an $8.1 million pretax charge would be taken in 1995 to cover all of the anticipated costs. This decision was difficult, but necessary.

Coffee production and marketing, while still in the development stage, continue to show promise. Last year we harvested about 1.8 million pounds of coffee on 4,000 acres formerly used for sugar. Production should more than double in the next few years.

Although sugar refining losses in 1995 largely can be traced to the market distortions (i.e., abnormally high raw sugar prices) created by the present federal sugar program, the situation was exacerbated by a six-week strike at C&H that spanned portions of the third and fourth quarters. The resulting labor agreement, however, was constructive and will help the refiner become more cost competitive.

Sugar production at the Company's large plantation on Maui in 1995 was about 25,000 tons (12 percent) lower than we had expected due to lower crop yields. Abnormally dry weather accounted for much of the shortfall. A thorough review, however, prompted important adjustments in agronomic practices that should improve yields for subsequent crops.

Maui Business Park Leads Development

During 1995, A&B's geographically diverse property operations moved ahead on a number of fronts. The largest and most significant achievements were the construction progress and initial sales at Maui Business Park, a project we formerly called Kahului Industrial Park. With an intended fully developed size of about 240 acres, construction started with a 76-acre first phase. At year-end, a significant sale and lease, of about 20 acres in total, was closed with a prominent local developer. Plans call for development of a 275,000 square-foot value retail center, Maui's first. Closing of this transaction, which includes the purchase of 5.5 acres and a lease with purchase option on 14.5 additional acres of land, has been a catalyst for interest in Maui Business Park. There are 32 additional lots offered in this first increment of the project. Sales of the first three closed in 1995. Selling prices in this well-located project are proceeding at planned levels.

Also on Maui, A&B is progressing on several residential developments. Sales interest is strong in our newest development, the 93-lot residential sub-division at Ku'au Bayview on the North Shore. This will be the first develop-ment of individual house/lot packages by A&B in several years. In addition, plans have been submitted for three new agricultural subdivisions on Maui, and lot sales continue at the existing subdivision, Haiku Mauka on Maui's North\Shore, where 29 of the 39 lots in the project were sold by year-end 1995. Finally, sales began at midyear 1995 at Kahului Ikena, a 102-unit townhouse condominium project.

Near year-end, the Kauai County Council approved zoning for 514 additional acres of A&B's Kukui'ula planned residential project. When added to 213 acres previously approved, the Kukui'ula project now comprises 727 acres of zoned residential land adjacent to the Poipu resort area. Although the present economic situation on the island of Kauai precludes taking immediate advantage of this approval, this conclusive regulatory step enhances the value of the property, and permits more detailed planning for future development.

On the U.S. Mainland, two shopping centers were purchased in June, adding to A&B's leased property portfolio. These purchases preserve the tax-deferred status of gains on previous real estate transactions and provide new sources of earnings, cash flow and potential appreciation. One is a 168,000 square-foot regional center in Reno, Nevada and the other a 43,000 square-foot neighborhood center in Greeley, Colorado. The Company's total lease portfolio (2.8 million square feet) continued to enjoy high occupancy rates during 1995, averaging 97 percent for the Mainland properties and 90 percent for those in Hawaii.

In California, the El Dorado County general plan was approved in early 1996, incorporating our long-term plans for an 1,800-acre residential project at Pilot Hill.

Outlook for 1996, Beyond

The outlook for Hawaii's economy remains modestly encouraging, with forecasts of slow, but persistent, growth. Hawaii's visitor industry continues to improve, with visitor arrivals near all-time highs. Important segments within the construction industry, however, continue to contract, holding the industry down and slowing the overall economic recovery.

Anticipating that the Hawaii economy will not provide much of a boost in 1996, A&B will concentrate on successful implementation of the 1995 strategic initiatives to grow earnings and improve profitability.

We are optimistic that Matson's overall results will improve in 1996 as a result of the benefits from the new APL alliance. Hawaii Service revenue is likely to remain under pressure, awaiting a more pronounced turnaround in Hawaii's economy. The West Coast shipping industry will face labor contract negotiations with the International Longshoremen's and Warehousemen's Union. While there may be some difficult issues to resolve, we expect satisfactory agreements will be reached without work disruption.

While food products results are expected to improve over those of last year, major uncertainties remain about the federal sugar program and resulting sugar prices. Our priorities for the coming year will be to continue to improve the cost competitiveness of both our sugar refinery and sugar-growing activities and, at the same time, to consider longer range strategic options for these operations.

In the property area, we look forward to a good year as we respond to current demand for development of new properties, as well as continue entitlement work which will allow us to meet demand for improved commercial and residential property over the next 10 to 20 years.

Cash flow is expected to remain strong. A&B has relatively few large investment obligations in the next few years. Matson, however, will need to begin replacing its fleet by the end of the century and plans for doing so will be developed in the near future. The timing of additional large investments will await improvement in the economic outlook for the markets served by our other businesses.


A&B's 125th Anniversary

As noted earlier, in 1995, A&B celebrated the 125th anniversary of the formation of its original sugar growing partnership. Each of the Company's core businesses today traces its roots to that small sugar plantation on Maui. During the subsequent century and a quarter, A&B has experienced great successes as well as disappointments, enormous challenges as well as good fortune, and significant changes as well as long periods of stability. An enduring characteristic of the Company, and one I believe has contributed to its successes, has been the willingness to take a long-term view of its business opportunities and prospects. The Company also has a long history of innovation and purposeful change. Given the challenges we faced in 1995, that heritage was especially helpful.

During the year, all of A&B's business segments continued to face significant near-term problems. Nevertheless, in each case, important steps were taken to deal not only with the immediate issues, but also to improve future results. We remain firmly committed to providing improved returns for our shareholders as the Company continues to grow with and beyond Hawaii.

On behalf of all shareholders, I want to thank the employees of A&B and its subsidiaries for their contributions to our progress in 1995. I also would like to thank the shareholders, directors and employees for their support during my first year as chairman of this venerable company. The creativity, commitment and capabilities of my associates and the inherent strengths of our businesses give me confidence in our prospects for greater success in the years ahead.



John C. Couch
Chairman of the Board,
President and
Chief Executive Officer


February 16, 1996

Review of Operations

The following table shows the operating profit for each segment for the last three years. Results and prospects for each segment are discussed in the following pages.

                                        Percent               Percent              Percent
                                          of                    of                   of
(Dollars in thousands)          1995     Total       1994      Total      1993      Total
------------------------------------------------------------------------------------------

Ocean Transportation          $ 87,769    88       $ 97,319     69      $ 91,194     62
Property Development
     and Management:
          Leasing               23,063    23         23,163     16        22,975     15
          Sales                 14,497    14         18,522     13        18,570     13
Food Products                  (27,797)  -28           (418)     -        12,692      9
Other                            2,593     3          3,143      2         2,357      1


[Graph: A&B Operating Profit by Source 1985-1995
The graph illustrates the contributions to operating profit by each business segment.]


Matson

[Photo caption:
C. Bradley Mulholland, President and Chief Executive Officer, Matson Navigation Company, Inc.]

[Photo caption:
Heading for port and laden with varied cargoes for consumers, the S.S. Kauai steams near Hawaii's famous landmark, Diamond Head. Four weekly Matson ship arrivals in Hawaii provide the capacity and frequency of service needed to assure ample supplies of commodities required to support the State's diverse economy.]

[Photo caption:
Top: With one call to the brand new customer service center, customers have access to Matson's entire freight information network. Customer service representatives use state-of-the-art hardware and software to help shippers of all sizes transport their cargo.
Bottom: New refrigerated containers arrive. Much of the cargo moving to and from Hawaii requires precise temperature control. During 1995, Matson invested $14 million to provide nearly 500 new refrigerated containers for its customers.]

[Photo caption:
Top: John Perillo (right), assistant store manager, and Bobby DePeralta (left) produce manager for Safeway view the array of fresh produce delivered by Matson to their new store in Kapolei, Oahu. Economical shipping costs, reliable customer service and schedule integrity make Matson a dependable carrier for many of Hawaii's shippers.
Left: In 1995, the hailing port for all of Matson's ships was changed to Honolulu. Whether Matson ships call on Yokohama, Vancouver, Los Angeles or Guam, the strong, historic links between Matson and Hawaii will be seen clearly by all.]

The ocean transportation operations of Alexander & Baldwin, Inc. (A&B) are conducted by Matson Navigation Company, Inc. (Matson), a wholly owned subsidiary headquartered in San Francisco. Matson is the principal carrier of containerized cargo and automobiles between the U.S. Pacific Coast and Hawaii, utilizing container ships and combination container/trailer ships in regularly scheduled service between Hawaii and Los Angeles, Oakland and the U.S. Pacific Northwest. This core Hawaii service includes transshipment of cargo between Honolulu and the islands of Hawaii, Maui and Kauai.

During 1995, Matson announced a new trans-Pacific service, which started operations in February 1996. In conjunction with American President Lines, Ltd.
(APL), the Pacific Alliance service offers weekly sailings from Oakland, Honolulu, Guam, Busan, Hakata, Nagoya, Yokohama and Los Angeles. Matson also operates a Pacific Coast service using one container ship that operates along the West Coast and a container barge service between Honolulu and several mid-Pacific islands.

In addition, Matson subsidiaries offer stevedoring and terminal services, intermodal services and harbor tugboat services.

At midyear 1995, Matson's international marine container leasing operations, established in 1989, were sold for $362 million.

Matson's mission is to be a preferred provider of cargo transportation services by offering a high-value service, characterized by reliability, frequency, efficiency and ease-of-use.

Operating Results

In 1995, ocean transportation operations provided 58 percent of A&B's revenue and 88 percent of its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis on page 25.

                      1995      1994      1993
                      ----      ----      ----
                          (in thousands)

Revenue             $593,807  $604,754  $551,687
Operating
     Profit*        $ 87,769  $ 97,319  $ 91,194

*Before interest expense, corporate expense and income taxes

Hawaii Service Cargo

In 1995, Matson's total Hawaii service containerized freight declined by nine percent from the volume in 1994. For the sixth consecutive year, the Hawaii economy had little or no growth, and there was no event similar to a 24-day strike that had shut down a principal competitor in 1994. Over the past ten years, however, Matson's containerized freight carriage units have grown at an annual compound rate of four percent.

Total Hawaii service volume for the past three years was:

                     1995      1994      1993
                     ----      ----      ----
Freight
     (Units*)       157,200   173,300   171,600
Automobiles         107,100   116,800   109,300

*Starting in 1995, to conform better with industry practice, Matson changed its basic measure of freight from twenty-four foot equivalent units (TFEUs) to container units. All years are now reported on this new basis.

[Graph: Ten year Freight volume]
[Graph: Ten year Automobile volume]
Although tourism in Hawaii experienced moderate growth during 1995, the construction industry continued a cyclical decline, which offset the benefit of greater visitor traffic.

Due to reductions in Hawaii rental car fleets, greater competition and soft consumer demand for new automobiles, total automobile carriage to and from Hawaii also decreased in 1995, by eight percent.

1995 Progress

The single most significant step during 1995 for Matson was the announcement and successful negotiation of a strategic alliance with APL. In addition to the new joint service, the agreement included the purchase, for $168 million, of six APL container ships, shoreside spares and operating assets on Guam. The alliance allows Matson to reduce costs in the Hawaii service; adds relatively inexpensive fleet capacity; and introduces a new service to Guam that complements the Hawaii service. The six ships include three C-9 vessels, the largest and most modern American-built vessels operating in U.S. foreign trades, and three C-8 vessels. Four of the APL vessels will join the MV R. J. Pfeiffer in the new weekly trans-Pacific service. Under the agreement, Matson and APL share the costs of round trip voyages, with the vessels carrying primarily Matson freight on the westbound leg and APL freight eastbound. Both carriers benefit from the resulting greater utilization of assets.

For Matson, the new Guam service marks its entry into a growing island trade, where the Company can capitalize on its experience in delivering dependable, on-time shipping that has a crucial role in the distribution systems of the island's businesses. The weekly schedule to Guam features a Thursday morning arrival, ensuring customers fresh inventories for high-volume weekend sales. Using connecting carrier agreements, the service also extends to surrounding island neighbors, such as Saipan, Tinian, Rota, Yap, Chuuk, Pohnpei and Palau.

The new service is a natural fit for Matson, whose strategic focus is serving Pacific domestic trades. Another example of this focus is Matson's Pacific Coast service, inaugurated in July 1994. Volume in this weekly coastwise service between Los Angeles and the Pacific Northwest ports of Seattle and Vancouver, British Columbia continues to grow. The Pacific Coast service targets three primary markets: feeder service for other ocean carriers under connecting carrier agreements, domestic cargo moving between California and Washington, and U.S. foreign commerce (primarily moving between Vancouver, B.C. and Southern California). Although this service has not yet reached its profitability objectives, customer response has been very positive, largely due to the strong record of dependable, on-time service. One of the newly acquired APL vessels, the S.S. Ewa, recently was assigned to the service, replacing the S.S. Manulani. The new ship adds greater 20- and 40-foot container capacity to the trade.

In late 1995 and early 1996, Matson consolidated all of its customer service activities in a new facility located in Phoenix, Arizona. Along with significant cost savings, the centralization of this function allows customers to call just one toll-free number (1-800-4MATSON) for any matter regarding Matson's Hawaii, Pacific Alliance, Pacific Coast or Mid-Pacific services. Along with allowing for future growth, the new center assures that Matson is strategically positioned to utilize new information systems to speed customer transactions and to broaden the data available to customer service representatives and customers.

In 1995, several schedule changes important to customers were made in the Hawaii service. By reconfiguring the fleet, transit time for one of the two weekly ships from the important Los Angeles market to Honolulu was reduced by ten hours. As a result, Oahu customers now can receive their freight one business day earlier. Transit times to Neighbor Island ports also were reduced. Matson was recognized during 1995 with two honors that ranked its Hawaii service among the best in the industry by logistics professionals. Matson received a Transportation Quality Award from Traffic Management magazine for the third straight year, the only carrier ever to have been so honored, and the only U.S. carrier recognized in 1995. This rating is based on a national quality survey that asked readers to rate carriers in five key performance areas: price, on-time delivery, customer service, damage/claims record and financial stability. As a result of another survey, Matson also was named a 1995 Quality Carrier by Distribution magazine, the second consecutive year Matson was so recognized.

In a subtle, but meaningful, change, during 1995 Matson underscored the importance of Hawaii to its business by changing the hailing, or "home," port of all its vessels from San Francisco to Honolulu. This change acknowledges that Hawaii is the hub of Matson's operations and that, just as Matson's ships bear Hawaiian names, the Company's services have long been synonymous with Hawaii.

Two important Matson subsidiaries continued to benefit its operations and financial results during 1995. Matson's contract stevedoring subsidiary, Matson Terminals, Inc., also serves three international carriers, spreading the fixed costs of terminals over greater volume. Matson Intermodal System, Inc. (MIS) arranges overland transportation for Matson and many other carriers. Because MIS is not committed to use any proprietary rail service, it is free to search out the carriers offering the lowest cost and best schedule for cargo originating from inland points nationwide.

Shipping Rates

On November 21, 1995, Matson filed a 3.8-percent general rate increase that became effective on January 28, 1996, as scheduled. Barring unforeseen circumstances, Matson has no plans to seek additional across-the-board increases during 1996. In the ten-year period ending in 1994, Honolulu's Consumer Price Index has risen 57 percent and the U.S. CPI has risen 42 percent, but Matson's rates have increased just 23 percent.

1996 Labor Negotiations

Present labor contracts with the International Longshoremen's and Warehousemen's Union bargaining units on the West Coast and in Hawaii will expire in July 1996. In addition, contracts expire in mid-June with unlicensed seagoing crew members. Matson anticipates that the contracts will be renegotiated in the normal course of business, without any disruption to service.

Issues, Plans to Address Them

Support for the Jones Act: Periodically, Congress re-examines the legislation under which Matson and other companies serve the U.S. domestic shipping trades. The present law, commonly known as the Jones Act, is one of many similar laws, enacted since 1789, that have reserved for American citizens the exclusive right to offer shipping services between two ports within the U.S. Similar laws reserve airline service, telecommunications and public utility businesses for U.S. citizens.

The current deregulatory climate in Congress has prompted Matson to join with over 400 other organizations in founding the broad-based Maritime Cabotage Task Force, to educate the public on the economic, national security, environmental and safety benefits of the Jones Act. In short, because vessels are governed by the laws of the country where the vessel is documented, U.S. vessels must comply with safety, environmental, labor practices and other policies that have been deemed important and proper for the conduct of business in this country. Other countries' vessels do not have these obligations and their attendant costs, nor do they adhere to the same standards. It is Matson's intent to support the Jones Act actively and to take a leadership role in demonstrating the efficiency, commitment and innovation that is found in the unsubsidized U.S. domestic fleet.

Competition, Hawaii's Economic Pause: The Hawaii trade is highly competitive and, in the past five years, fundamental economic factors have limited growth in cargo. Matson has remained, and plans to continue as, the premier carrier in the trade. This commitment is evidenced by Matson's substantial investments in the trade and by its competitive advantages in number of sailings, on-time arrivals, capacity, variety of container equipment and other unique services.

Operating Profit Outlook

In 1996, due primarily to economic conditions, Matson expects Hawaii freight volume to be comparable to 1995. Revenue will benefit, however, from the new cargo carried to Guam. Operating profit will improve moderately with the net contribution of that cargo, plus the benefits of lower eastbound Hawaii Service costs and improved subsidiary contributions. Earnings also should benefit from the continued growth of the Pacific Coast service.

ABHI

[Photo caption:
W. Allen Doane, President and Chief Operating Officer, A&B-Hawaii, Inc.]

[Photo caption:
Steady progress in the development of Maui Business Park is evident in the new roadways, at the center of this photo. Constructed on former sugar-growing lands near Maui's airport and at the intersection of several major roads, Maui Business Park is receiving deserved interest among potential buyers. Sales of the first lots in the first phase closed in December 1995.]

[Photo caption:
To attract buyers in a very selective market, recent A&B developments have ranged from agricultural subdivisions, where buyers acquire large lots and build their own dwellings (upper), to moderately priced townhouses (lower).]

[Photo caption:
Finished products at A&B developments in Kahului, Maui. Eagle Distributor's new warehouse (above) handles Budweiser and other popular beverage products island-wide. A Matson customer, Eagle constructed the warehouse in the Kamehameha Parkway industrial subdivision, built by A&B. A&B is leasing the distinctive Apex Building (above, right) to new commercial users at the Triangle Square development. Also at Kamehameha Parkway (right) is a medical building, offering a variety of physicians' services.]

[Photo caption:
During 1995, A&B acquired two shopping centers to replace one sold in 1994. The photos above and to the left are of the 168,000 square-foot regional shopping center called Airport Square, located in fast-growing Reno, Nev.]

[Photo caption:
From the field to the sugar bowl. It is hard to visualize the massive scale of modern sugar cultivation and harvesting. A cane hauler at HC&S carries 65 tons of cane from a field to the sugar mill, where it is processed into raw sugar for transport to the Mainland and refining into more familiar forms of sugar products.]

[Photo caption:
Coffee production has qualities of both a science and an art. A taster in the photo (upper left) samples the quality of coffee brewed from separate batches of Kauai Coffee. Estate-grown Kauai Coffee products packaging (top): green beans in a burlap sack; roasted, for restaurant use, in the plastic pack and, for retail, in smaller foil bags. Raw sugar for re-export. Benefiting from economies of scale, C&H refines foreign sugar and re-exports the finished products (left).]

[Photo caption:
The massive scale and sophistication of the new 240 megawatt cogeneration plant adjacent to C&H's Crockett, Calif. refinery is apparent in this photo. Full-scale operations are scheduled for May 1996.]


The property development and management, and food products operations of Alexander & Baldwin, Inc. (A&B) are conducted by A&B-Hawaii, Inc. (ABHI). ABHI's operations extend from the cultivation of sugar cane in the fertile central valley of Maui to the refining and distribution of sugar throughout the Western United States, and from the development of master-planned communities in Hawaii to the management of prime commercial, light industrial and retail properties on the Mainland.

ABHI is responsible for the stewardship of some of A&B's most valuable assets, its extensive landholdings in Hawaii. In all of its property-related activities, both in Hawaii and elsewhere, ABHI strives to be a responsible steward of the land, employing its landholdings at their highest and best use, consistent with community needs.

The extent and nature of the Company's landholdings dictate that, for the foreseeable future, the highest and best use of the vast majority of its land is for agriculture and conservation. ABHI's own agribusiness operations utilize 40,000 acres of land for sugarcane and coffee cultivation. Because sugar cane currently is the best crop for a large percentage of the Company's cultivatable land, A&B is committed to improving the efficiency and profit-ability of its sugar operations.

In 1993, A&B purchased, through ABHI, the portion of California and Hawaiian Sugar Company, Inc. (C&H) that it did not already own. C&H refines raw cane sugar in the San Francisco Bay area and in Hawaii, and distributes industrial and grocery products throughout the Western United States.

Property Development and Management


Segment Description

The property development and management activities of A&B are conducted by ABHI and its subsidiary, A&B Properties, Inc. At year-end 1995, A&B owned approximately 92,800 acres, including 68,800 acres on Maui, 21,900 acres on Kauai, and 2,000 acres elsewhere. An additional 19,000 acres on Maui and Kauai are leased from others. Approximately 91,500 acres owned by A&B are planted in sugar cane and coffee or are employed in other agricultural, conservation or related uses. Currently, about 1,300 acres are fully zoned for urban use. An estimated 9,700 acres in Hawaii that now are zoned for agriculture or non-urban uses have foreseeable urban potential.

The combination of the large amount of land that the Company owns and the location of that land provides A&B the opportunity to serve growing residential, commercial and industrial markets on Maui and Kauai.

A&B also owns a diversified portfolio of commercial and industrial income-producing properties. That improved property includes approximately 2.8 million square feet in Hawaii and in five Western states.

The following directional statements guide the activities of A&B Properties:

Maintain a market-oriented pace of entitlements and related development as well as sales activity;

Provide new sources of recurring income and cash flow, through leasing;

Redevelop existing properties in the Company's portfolio, when appropriate, to ensure they are at their highest and best use; and

Develop and manage a geographically diversified portfolio of commercial, industrial and residential properties.

Operating Results

In 1995, property development and management operations provided six percent of A&B's revenue and 38 percent of its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis beginning on page 25.

                     1995      1994      1993
                     ----      ----      ----
                         (in thousands)

Revenue:
     Leasing        $34,073   $33,387   $32,606
     Sales           25,835    60,767    32,559
                    -------   -------   -------
         Total      $59,908   $94,154   $65,165
                    =======   =======   =======

Operating Profit:*
     Leasing        $23,063   $23,163   $22,975
     Sales           14,497    18,522    18,570
                    -------   -------   -------
         Total      $37,560   $41,685   $41,545
                    =======   =======   =======

*Before interest expense, corporate expense and income taxes


1995 Progress

Entitlements

Work to obtain entitlements for urban use in 1995 focused on: the Kukui'ula residential development on Kauai, the proposed master-planned residential community at Pilot Hill in California and the continued participation in the update of the County of Maui's community plans.

In May 1995, the Hawaii State Land Use Commission approved urban reclassification of 822 acres at Kukui'ula. Approval was granted for 537 acres immediately and for 285 additional acres when certain on- and off-site improvements are completed. At year-end, the County of Kauai approved rezoning of 514 acres for development. Adding that approval to 213 acres previously approved, the total reconfigured first phase of development is 727 acres. Renewal of construction, however, awaits improved economic conditions on Kauai, especially in housing demand.

Pilot Hill, an 1,800-acre parcel located in El Dorado County, California, is expected to be developed as a master-planned residential community. El Dorado County, located 40 miles northeast of Sacramento, completed the legally man-dated update of its General Plan on January 12, 1996. The project was designated a "planned community" in the new plan.

The Company continues to pursue a number of projects as part of the ten-year update of Maui's community plans. Community plans in Hawaii generally are the first step in the lengthy governmental land approval process, creating a "blueprint" for planned development activity over the following decade. A&B is seeking various urban designations for portions of its undeveloped land within four Plan regions where most of the Company's holdings are located.

Development

The largest and most prominent development activity in 1995 was the construc-tion of on- and off-site improvements for Maui Business Park, a light industrial/commercial business park located near Maui's primary airport and commercial harbor. Ultimately planned to consist of about 240 acres, Maui Business Park's construction last year included mass grading, roads, utilities and landscaping for phase IA (42 acres), and mass grading for phase IB (34 acres), plus substantial off-site drainage and sewer work. Significant off-site road work remains to be completed during 1996.

Nearby, Maui's first Costco opened for business in May 1995. The facility was constructed by Costco on a 13-acre parcel ground-leased from A&B. Across the street, the 28,000 square foot Apex Building, developed by A&B and completed in 1995, is now 30-percent leased.

Other projects constructed on Maui in 1995 include Kahului Ikena, a 102-unit townhouse project. Kahului Ikena sales commenced in June 1995. Also, grading, drainage and on-site improvements were nearly finished by year-end on a 21-acre, 92-lot residential project called Ku'au Bayview, at Pa'ia, on Maui's rural North Shore. Construction of two model homes is underway, which is expected to reinforce already active interest in the house/lot packages to be offered.

Sales  Activity

Large Parcel Sales

In the fourth quarter of 1995, 38 acres in the Spreckelsville, Maui area were sold in bulk to a developer for $2.4 million. The buyer intends to continue with A&B's plans for subdivision of the property into 17 lots.

Improved Lot Sales

At Maui Business Park, the sale of 5.5 acres and lease of 14.5 acres closed in late 1995 for a site planned by a local developer for a 275,000 square-foot value retail center. Marketing of the 32 lots in Phase IA of Maui Business Park also commenced in late 1995. Three of these lots, comprising 1.3 acres, closed in December for $1.7 million.

                             Total    Available   Sold   Available
                            Salable       In       In       In
Project                      Units       1995     1995     1996
-------                     -------   ---------   ----   ---------

Maui Business
     Park (Phase IA)          32          32        3        29
Kamehameha
     Parkway
     Business Park            35           4        4         -
Port Allen
     Industrial lots           5           5        4         1

Through 1995, four lots in the Kamehameha Parkway industrial subdivision in Kahului, Maui, encompassing a total of 1.4 acres, were sold for $2.1 million. These sales closed out the 35-lot project. On Kauai, four lots in the Port Allen development, comprising 1.4 acres, were sold for $900,000.

Residential, Agricultural
Subdivision Sales

During 1995, 22 lot sales in Haiku Mauka were closed, at prices averaging $169,000. Approvals are being sought for additional agricultural lot subdivisions on Maui.

There were 21 sales during 1995 at the Kahului Ikena condominium project, at an average price of $150,000.

                             Total    Available   Sold   Available
                            Salable      In        In       In
Project                      Units      1995      1995     1996
                            -------   ---------   ----   ---------

Haiku Mauka                    39        32        22       10
Kahului Ikena                 102       102        21       81
Eleele Nani II                146        10         4        6
Ku'au Bayview                  92      Under        -       92
                                      Constr.

On Kauai, sales activity continued at Eleele Nani II, the Company's mixed-use housing project. In 1995, four lots were sold, at an average price of $118,000.

Growing Leased Property Portfolio

Hawaii Portfolio

The Hawaii leased property portfolio consists of improved properties and ground leases. The portfolio continued to enjoy relatively high occupancy levels in spite of the sluggish economy. Occupancy averaged 90 percent over the course of the year.

Aesthetic improvements to the (44-year old) Kahului Shopping Center were initiated in 1995, resulting in a favorable response by local merchants to leasing initiatives.

Mainland Portfolio

The Mainland portfolio, containing about 2.1 million square feet of leasable area, achieved an average occupancy level of 97 percent in 1995. Two new properties were acquired in 1995 to replace a Denver shopping center sold in December 1994. Airport Square, a 168,000 square foot regional center, located in Reno, Nevada, is anchored by PetsMart and Office Depot. It also benefits from an adjoining Costco store. The second acquisition was Market Square, a 43,000 square foot neighborhood center in Greeley, Colorado. Tenants include Blockbuster Video and Chili's Bar & Grill.

Issues, Plans to Address Them

Kauai Economy, Kukui'ula Development: The Kauai economy has yet to recover fully from Hurricane Iniki's effects and from the statewide economic doldrums. Several hotels remain closed. Unemployment on that island remains about nine percent. In response to these conditions, further investment in the Kukui'ula project will continue to be deferred until prospects for housing and commercial demand improve.

Overall Real Estate Demand: Consumers' concerns and public and private employment cutbacks have had a negative effect on real estate activity statewide. Although selling prices generally have remained stable, there is downward pressure on lease rates for office, retail and industrial space. The introduction of value retailing has benefited A&B through its ground leases to several large participants, but the new competition has heightened pressure on the existing retailers in those markets. A&B has been fortunate that Maui has enjoyed stronger economic activity than the rest of the State, and most of the Company's projects and land holdings are favorably located on that island. The present market circumstances, however, call for care and selectivity regarding investment to ensure timely recovery of invested capital.

Operating Profit Outlook

Property leasing revenue and operating profit are both expected to be higher in 1996 than in 1995. The leased property portfolio is expected to improve its results due to a full-year contribution by the new Costco ground lease, other new tenancies and the two new Mainland shopping centers. Property sales revenue likely will be higher, but the sales mix will consist of more lower-margin properties, such as residential subdivisions, versus large parcels, which may lead to moderately lower operating profit for that part of the segment's results.

Continued efforts to enhance the future value of the property portfolio through entitlement gains also are an important contributor to future shareholder value. These efforts will continue throughout 1996, both for Hawaii and Mainland properties.

                                    Hawaii
                           ------------------------
(In acres)                   Maui   Kauai     Total   Mainland   Total
                             ----   -----     -----   --------   -----

Fully Entitled Urban          393      796    1,189       139     1,328
Agr/Pasture/Misc           52,947    8,108   61,055     1,901    62,956
Conservation               15,500   13,000   28,500         -    28,500
                           ------   ------   ------    ------    ------
     Total                 68,840   21,904   90,744     2,040    92,784
                           ======   ======   ======    ======    ======

Designated Urban              613      373      986     1,841     2,827
Urban Potential             6,245    3,450    9,695         -     9,695

Food Products

Segment Description

ABHI's food products segment includes the sugar production operations of Hawaiian Commercial & Sugar Company (HC&S) on Maui and McBryde Sugar Company, Limited (McBryde) on Kauai, the coffee production and marketing activities of Island Coffee Company, Inc. (Island Coffee) on Kauai, as well as the sugar refining and marketing operations of C&H. A&B is the largest sugar producer in Hawaii, having grown about 45 percent of the State's total crop in 1995.
ABHI's two plantations produce raw sugar, molasses, coffee and surplus electric power which is sold to utilities. C&H is the largest sugarcane refiner in the Western United States, supplying to consumer and industrial markets about 16 percent of the refined cane sugar produced in the country.

A&B remains committed to a healthy and efficient agricultural industry in Hawaii. The Company has adopted a three-part strategy to guide its food products operations: While taking steps to reduce operating costs and increase efficiency, lay the groundwork for long-term operating success at C&H through improvements to the refinery, extension of the C&H brand and examination of marketing opportunities throughout North America.

Sustain profitable sugar production through the expansion of cultivated acreage and improvements in technology and agronomy at HC&S.

Pursue the best long-term strategy for production and marketing of its premium, estate-grown Kauai Coffee.

Operating Results

In 1995, food products operations provided 36 percent of A&B's revenue. The operating loss in the segment, however, totaled $27,797,000, including an $8,100,000 provision for cessation of sugar operations at McBryde and a $3,800,000 charge for writing-down certain operating assets at C&H. For explanations of year to year changes in results, please refer to Management's Discussion and Analysis on page 25.

                      1995      1994      1993
                      ----      ----      ----
                          (in thousands)

Revenue             $363,944  $441,209  $304,007
Operating Profit
     (Loss)*        $(27,797) $   (418) $ 12,692

*Before interest expense, corporate expense and income taxes

1995 Progress

C&H
As expected, 1995 was a very difficult year for C&H. Continuing ineffective administration of sugar price supports by the U.S. Department of Agriculture, and an excess supply of beet sugar prolonged and deepened the financial plight of all U.S. cane sugar refiners. Relatively high raw cane sugar prices combined with low prices for refined sugar products to destroy normal refiners' margins. These difficult external circumstances were exacerbated by a six-week strike by C&H refinery workers during September and October of 1995.

Part of the potential recognized in the acquisition of C&H in June 1993 was that the organization could be made more competitive, by transforming C&H from an agricultural co-op to an independent refiner/marketer. A comprehensive "benchmarking" study was prepared, comparing C&H's costs with those of other companies in the industry. A number of areas were identified where C&H could significantly streamline its operations and reduce operating costs. As a result, an announcement was made late in December 1995 that nearly one-quarter of the entire work force, from both the bargaining and non-bargaining units, would not return to C&H after the normal year-end shut-down period. This restructuring is projected to yield savings exceeding $8 million annually.
The step, however difficult, was essential for continued successful operation of the business.

With the restructuring, C&H will be more competitive within its industry and with other caloric sweetener producers. For the sugar refining business to achieve financial returns commensurate with its cost of capital, however, further improvements are necessary and planned. The refiners' prospects also could be influenced significantly by the outcome of the current congressional debate on the reform of U.S. agricultural programs.

Construction continued during 1995 on a 240-megawatt cogeneration plant being built by a third party adjacent to the C&H refinery at Crockett. Now planned for initial full-scale operation in May 1996, the plant will use natural gas to produce steam and electricity. The steam will be used to power the C&H refinery, significantly reducing its energy costs.

Agribusiness

Sugar - Although the high raw sugar prices that hurt C&H`s results benefit A&B's sugar plantations, 1995 presented additional challenges that offset the gains at HC&S. Sugar production at that plantation was just 11.2 tons of sugar per acre (TSA), the lowest level in ten years. A number of factors appear to have caused this decrease in yield but record low levels of rainfall is the most significant. HC&S and industry scientists have critically reviewed sugar cane varieties, weather factors, and fertilization, cultivation and irrigation practices. As a result of this analysis steps have been taken to mitigate the adverse effects. Initial improvements will be seen in the 1996 harvest but, because sugar cane in Hawaii is grown on a two-year cycle, the improvement will be more apparent in the 1997 harvest.

In June 1995, A&B announced that sugar operations at McBryde would be phased out. The last harvest is scheduled to end in September 1996 and all anticipated costs will be covered by the $8,100,000 pre-tax charge taken in June 1995.

Approximately 6,200 acres of land used for sugar production at McBryde were leased from others. Under provisions of the leases, this acreage will be returned to its owners when sugar harvesting is completed. Approximately 4,000 acres of land at McBryde remains planted in coffee.

Coffee - Operations at Island Coffee continue to develop and show promise. Total green coffee produced during the 1995 harvest, nearly 1.8 million pounds, was about 30-percent higher than that in 1994. Both the quality of the crop and per-acre recovery rate improved. The Company is marketing the bulk of the green (unroasted) coffee on the Mainland. The larger crop and better quality are attracting buyers' interest. Sales in Hawaii of roasted and packaged coffee products also continue to increase. Coffee production is expected to rise again in the 1996 harvest.

Power - Sales of power from HC&S and McBryde to local electric utilities totaled 118,000 MW hours, versus 122,000 in 1994. Unusually low rainfall on Maui during the year necessitated greater use of power for irrigation pumping and lessened the amount of power available for sale.

Agribusiness operating statistics for the past three years were:

                    1995        1994      1993
                    ----        ----      ----

Raw sugar
     produced
     (tons)         222,000     223,000   240,000
Molasses
     produced
     (tons)          73,000      67,000    68,000
Electricity sold
     (megawatt
     hours)         118,000     122,000   118,000
Green coffee
     produced
     (pounds)     1,770,000   1,365,000   550,000
Cultivated
     acreage:
        Sugar        40,400      43,000    43,000
        Coffee        4,000       4,000     4,300

Issues, Plans to Address Them

National Sugar Legislation - The original goal of the U.S. sugar programs was to insulate U.S. consumers and producers from the volatility of the world market, by establishing market prices that would allow efficient producers to survive and to ensure ample supplies of a wide variety of reasonably priced sugar products to consumers, at no cost to the taxpayer. Because the country is a net importer of sugar, regulating the amount of imported raw cane sugar is the primary mechanism used under current law to control sugar prices. The increasing diversity, complexity and dynamics of the U.S. sweetener market has revealed serious flaws in this simplistic approach to price control. The result has been unintended market distortions. Among other things, reduced import quotas inflated the price of raw cane sugar above the price of refined sugar products. As a result, operating margins of sugarcane refiners which market half the sugar consumed in the country, have been negative.

Current legislative proposals do not provide meaningful relief to cane refiners. C&H continues to participate in the legislative process with other industry groups and to encourage reform that better balances the needs of all industry segments. The outcome of these on-going deliberations remains uncertain but new agricultural bills are expected to be brought to a vote in the House and Senate during the first quarter.

HC&S Costs and Yields - To preserve their already thin operating margins, growers of sugar cane must constantly work to reduce their costs. HC&S has, for many years, successfully pursued a steady stream of cost-saving and cost-cutting measures. In addition, its work on new cane varieties and other forms of yield improvement have contributed greatly to its success. During 1996 and thereafter, as the industry becomes more competitive and costs rise, the importance of similar initiatives to achieve continuous improvements will become greater.

Coffee - This relatively new business is still in a developmental stage, with marketing the larger crop a major focus in the near future. Its overall contribution to profit is not expected to be significant in the near term.

Operating Profit Outlook

With no consensus now apparent regarding new farm legislation, and with the present law expiring in September 1996, there continues to be uncertainty about the business prospects for this segment. The recent restructuring at C&H, however, will provide a substantial and favorable improvement for operations and financial performance. Two increases in sugar import quotas announced by the U.S. Department of Agriculture, and reports of firming refined product prices also will help improve refiners' margins. But, in the absence of meaningful progress toward legislative reform and more favorable terms of new legislation, the food products segment is unlikely to return to acceptable levels of profitability and financial returns in the next year.

General Information

[Photo caption:
Because Maui is central to A&B's history, the 125th anniversary of Alexander & Baldwin, Inc., was the occasion for a community gathering on the grounds of the new Maui Community Arts and Cultural Center. Along with Hawaiian food delicacies, being enjoyed by these gentlemen, the day also provided many A&B retirees, employees and families the opportunity to enjoy each other's company and many fond memories.]

Board of Directors

Members of the current Board of Directors, including one advisory director, beneficially own approximately seven percent of A&B shares.

At the Annual Meeting of Shareholders on April 27, 1995, shareholders elected a total of 10 directors, all of whom were nominated by the Board. Re-elected were Michael J. Chun, John C. Couch, Leo E. Denlea Jr., Walter A. Dods Jr., Charles
G. King, Carson R. McKissick, C. Bradley Mulholland, Robert G. Reed III, Maryanna G. Shaw and Charles M. Stockholm. Alexander C. Waterhouse serves as an advisory director at the pleasure of the Board.

R. J. Pfeiffer, Chairman of the Board since 1980 and a director since 1978, did not stand for re-election, having advised the Board that he wished to retire. Mr. Pfeiffer stepped down as Chairman, effective March 31, 1995. At the February 1995 meeting of the Board of Directors, John C. Couch was elected to succeed Mr. Pfeiffer as Chairman, effective April 1, 1995. The Board also elected Mr. Pfeiffer to the honorary position of Chairman Emeritus.

Management, Organization

W. Allen Doane, executive vice president and chief operating officer of ABHI, was appointed president and chief operating officer of ABHI, effective April 27, 1995.

Kevin C. O'Rourke, vice president and general counsel of Matson, was appointed senior vice president and general counsel of Matson, effective April 27, 1995.

Paul E. Stevens, vice president (marketing) of Matson, was appointed a senior vice president of Matson, effective April 27, 1995.

Frederick M. Gutterson, senior vice president of Matson, and president and chief executive officer of Matson Leasing, left the Company in the course of the sale of Matson Leasing.

[Graph: Ten year history of year-end stock price plus dividends per share. Data is available in the Eleven-Year Summary of Selected Financial Data.]


Common Stock

A&B's common shares trade under the symbol ALEX on The NASDAQ Stock MarketSM.
A summary of daily stock transactions is listed in the NASDAQ National Market Issues section of major newspapers. Trading volume averaged 86,022 shares a day in 1995, compared with 85,594 shares a day in 1994 and 99,569 in 1993. Currently, 16 firms make a market in ALEX.

High and low sales prices per share, by quarter, for 1995 and 1994 were:

Quarter              1995                1994
-------              ----                ----

First          $24-1/4 - 20-1/2     $28-1/4 - 24-5/8
Second          25-1/2 - 21-3/4      26-1/4 - 23-3/4
Third           25-1/2 - 22-1/4      26-3/4 - 24-3/4
Fourth          24-1/4 - 22-1/2          26 - 21-1/4

[Graph: Stock Price Range by Quarter
Data points are in the above table.]

Dividends

A&B strives to pay the highest possible dividends commensurate with operating and capital needs. The Company has paid cash dividends in every quarter since 1903. The quarterly dividend rate last was increased in the second quarter of 1990, from 20 cents a share to 22 cents.

Credit Ratings

As discussed in Note 8 to the financial statements, Matson has outstanding commercial paper notes aggregating approximately $149 million. These notes are rated A-1/P-1/D-1 by Standard & Poor's, Moody's, and Duff & Phelps, respectively. Standard & Poor's rates Matson's senior debt as A-.

C&H has outstanding commercial paper aggregating $97 million. The commercial paper notes are rated A-2/P-2 by Standard & Poor's and Moody's, respectively.

Quarterly Results (Unaudited)

Segment results by quarter for 1995 and 1994 are listed below (in thousands, except per share amounts).


                                                         1995                                    1994
                                        --------------------------------------  --------------------------------------
                                        4th Qtr.  3rd Qtr.  2nd Qtr.  1st Qtr.  4th Qtr.  3rd Qtr.  2nd Qtr.  1st Qtr.
                                        --------  --------  --------  --------  --------  --------  --------  --------
Revenue:
   Ocean transportation                 $148,595  $150,507  $149,663  $145,042  $154,318  $154,542  $159,403  $136,491
   Property development & management:
     Leasing                               8,805     8,746     8,441     8,081     8,322     8,298     8,315     8,452
     Sales                                16,437     2,403     2,874     4,121    45,940     2,136     4,082     8,609
   Food products                          83,613    83,946   108,588    87,797   133,569   118,983   103,209    85,448
   Other                                     730       684       701       681     1,748       697       666       805
                                        --------  --------  --------  --------  --------  --------  --------  --------
        Total revenue                   $258,180  $246,286  $270,267  $245,722  $343,897  $284,656  $275,675  $239,805
                                        ========  ========  ========  ========  ========  ========  ========  ========

Operating Profit:
   Ocean transportation                 $ 23,220  $ 26,592  $ 20,855  $ 17,102  $ 23,322  $ 22,114  $ 29,591  $ 22,292
   Property development & management:
     Leasing                               5,827     6,033     5,729     5,474     5,382     5,709     5,896     6,176
     Sales                                10,949       328     1,524     1,696     9,115       748     3,124     5,535
   Food products                          (8,217)   (4,350)  (11,388)   (3,842)    1,036    (1,404)       14       (64)
   Other                                     684       640       656       613     1,146       636       733       628
                                        --------  --------  --------  --------  --------  --------  --------  --------
        Total operating profit            32,463    29,243    17,376    21,043    40,001    27,803    39,358    34,567

Interest expense                           8,753     9,513     7,711     7,452     7,300     6,457     7,102     6,843
General corporate expenses                 2,690     3,462     4,224     4,366     3,941     4,653     4,143     4,659
                                        --------  --------  --------  --------  --------  --------  --------  --------
Income before income taxes                21,020    16,268     5,441     9,225    28,760    16,693    28,113    23,065
Income taxes                               8,440     5,923     1,901     3,271     9,032     5,669     9,847     8,104
                                        --------  --------  --------  --------  --------  --------  --------  --------
Income from continuing operations         12,580    10,345     3,540     5,954    19,728    11,024    18,266    14,961
Discontinued operations:
   Income from MLC operations                  -         -     2,730     2,606     3,223     2,788     2,668     1,950
   Gain on sale of MLC                       794         -    17,206         -         -         -         -         -
                                        --------  --------  --------  --------  --------  --------  --------  --------
Net income                              $ 13,374  $ 10,345  $ 23,476  $  8,560  $ 22,951  $ 13,812  $ 20,934  $ 16,911
                                        ========  ========  ========  ========  ========  ========  ========  ========
Earnings per share                         $0.30     $0.23     $0.51     $0.19     $0.50     $0.30     $0.45     $0.37
                                        ========  ========  ========  ========  ========  ========  ========  ========


FINANCIAL REPORT

  21   Independent Auditors' Report

  22   Eleven-Year Summary of Selected Financial Data

  24   Industry Segment Information

  25   Management's Discussion and Analysis

  28   Statements of Income

  29   Statements of Cash Flows

  30   Balance Sheets

  32   Statements of Shareholders' Equity

  33   Notes to Financial Statements







INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS OF ALEXANDER & BALDWIN, INC.:

We have audited the accompanying balance sheets of Alexander & Baldwin, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995 (pages 24 and 28 to 39). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Alexander & Baldwin, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, the Company discontinued the container leasing segment of its operations in June 1995, when it sold certain assets and liabilities of Matson Leasing Company, Inc. The gain on sale and results of operations prior to the sale are included in discontinued operations in the accompanying financial statements.

As discussed in Note 7 to the financial statements, in 1994 the Company changed its method of accounting for investments to conform with Statement of Financial Accounting Standards No. 115.

DELOITTE & TOUCHE LLP
Honolulu, Hawaii
January 25, 1996


Eleven-Year Summary of Selected Financial Data
(Dollars and shares in thousands except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries

                                               1995             1994           1993          1992          1991
                                           -----------      -----------     ---------     ---------     ---------
Annual Operations:
Net sales and other
  operating revenue                        $ 1,020,455      $ 1,144,033     $ 923,804     $ 703,948     $ 715,984

Deduct:
  Cost of goods sold and
  operating expenses                           926,972        1,019,700       794,880       583,593       565,105
  Plantation closure                             8,100            -              -             -             -
  Interest expense                              33,429           27,702        28,802        23,881        24,575
  Hurricane loss                                 -                -              -           24,803          -
  Income taxes                                  19,535           32,652        41,386        19,044        42,359
                                           -----------      -----------     ---------     ---------     ---------
Income from continuing
  operations                                    32,419           63,979        58,736        52,627        83,945

Income (loss) from
  discontinued operations                       23,336           10,629         8,253         7,878         4,861

Cumulative effect of change
  in accounting principle                        -                -              -          (41,551)         -
                                           -----------      -----------     ---------     ---------     ---------
Net income                                    $ 55,755         $ 74,608      $ 66,989      $ 18,954      $ 88,806
                                           ===========      ===========     =========     =========     =========

Earnings per share:
  Income from continuing
    operations                                  $ 0.72           $ 1.39        $ 1.27        $ 1.14        $ 1.82

  Income (loss) from
    discontinued operations                       0.51             0.23          0.18          0.17          0.10

  Cumulative effect of change
    in accounting principle                      -                -              -            (0.90)         -
                                           -----------      -----------     ---------     ---------     ---------
  Net income                                    $ 1.23           $ 1.62        $ 1.45        $ 0.41        $ 1.92
                                           ===========      ===========     =========     =========     =========

Return on beginning equity                         8.8%            12.7%         12.0%          3.3%         16.7%
Cash dividends per share                        $ 0.88           $ 0.88        $ 0.88        $ 0.88        $ 0.88
Average number of shares
  outstanding                                   45,492           46,059        46,338        46,294        46,213
Gross profit percentage                           20.2%            21.2%         24.9%         29.1%         31.9%
Effective income tax rate                         37.6%            33.8%         41.3%         26.6%         33.5%

Market price range
  per share:
  High                                        $ 25.500         $ 28.250      $ 28.000      $ 30.500      $ 29.500
  Low                                         $ 20.500         $ 21.250      $ 22.500      $ 21.500      $ 21.000
  Close                                       $ 23.000         $ 22.250      $ 26.750      $ 24.750      $ 28.250

At Year End:
  Shareholders of record                         6,357            6,729         7,056         7,507         7,749
  Shares outstanding                            45,280           45,691        46,404        46,333        46,229
  Shareholders' equity                       $ 649,678        $ 632,614     $ 587,006     $ 559,099     $ 578,669
     Per share                                   14.35            13.85         12.65         12.07         12.52
  Total assets                               1,782,759        1,925,775     1,904,742     1,676,635     1,547,648
  Working capital                               84,399           58,392        64,884        40,013        23,195
  Cash and cash equivalents                     32,150            8,987        32,295        20,827        18,675
  Property-net                                 973,514          975,672     1,032,983       888,621       882,513
  Real estate developments
    -noncurrent                                 56,104           66,371        54,919        50,977        36,362
  Long-term debt-noncurrent                    380,389          519,605       576,390       549,960       452,279
  Capital lease obligations
    -noncurrent                                 24,186           35,274        44,495        59,816        69,717
  Current ratio                                1.4 to 1         1.3 to 1      1.3 to 1      1.4 to 1      1.2 to 1
  Capital stock
    price/earnings
    ratio at December 31                      18.7 to 1        13.7 to 1     18.5 to 1     60.4 to 1     14.7 to 1

  All share and per-share amounts reflect the stock splits of 2-for-1 in 1988 and 3-for-2 in 1986.
  All Statement of Income and Balance Sheet data, and related ratios have been restated to reflect Matson Leasing Company as discontinued operations, due to the sale of its net assets in 1995.

Eleven-Year Summary of Selected Financial Data, Continued
(Dollars and shares in thousands except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries

                                               1990             1989           1988          1987          1986          1985
                                           -----------      -----------     ---------     ---------     ---------     ---------
Annual Operations:
Net sales and other
  operating revenue                          $ 747,550        $ 845,936     $ 701,908     $ 655,276     $ 536,668     $ 506,311

Deduct:
  Cost of goods sold and
  operating expenses                           552,236          512,499       495,234       470,928       409,563       399,362
  Plantation closure                             -                -              -             -             -             -
  Interest expense                              29,602           26,965        27,406        21,104        16,042        18,453
  Hurricane loss                                 -                -              -             -             -             -
  Income taxes                                  58,820          107,461        61,535        62,167           575        37,051
                                           -----------      -----------     ---------     ---------     ---------     ---------
Income from continuing
  operations                                   106,892          199,011       117,733       101,077       110,488        51,445

Income (loss) from
  discontinued operations                        1,075             (310)         -             -             -             -

Cumulative effect of change
  in accounting principle                        -                -              -             -             -             -
                                           -----------      -----------     ---------     ---------     ---------     ---------
Net income                                   $ 107,967        $ 198,701     $ 117,733     $ 101,077     $ 110,488      $ 51,445
                                           ===========      ===========     =========     =========     =========     =========

Earnings per share:
  Income from continuing
    operations                                  $ 2.32           $ 4.30        $ 2.35        $ 1.93        $ 1.97        $ 0.92

  Income (loss) from
    discontinued operations                       0.02            (0.01)         -             -             -             -

  Cumulative effect of change
    in accounting principle                      -                -              -             -             -             -
                                           -----------      -----------     ---------     ---------     ---------     ---------
  Net income                                    $ 2.34           $ 4.29        $ 2.35        $ 1.93        $ 1.97        $ 0.92
                                           ===========      ===========     =========     =========     =========     =========

Return on beginning equity                        23.5%            45.2%         31.7%         21.4%         27.9%         13.9%
Cash dividends per share                        $ 0.86           $ 0.80        $ 0.77        $ 0.68        $ 0.66        $ 0.47
Average number of shares
  outstanding                                   46,133           46,326        50,079        52,444        55,990        55,750
Gross profit percentage                           36.0%            48.5%         38.8%         37.2%         35.2%         33.3%
Effective income tax rate                         35.5%            35.1%         34.3%         38.1%          0.5%         41.9%

Market price range
  per share:
  High                                        $ 38.000         $ 39.500      $ 36.750      $ 32.000      $ 24.500      $ 14.750
  Low                                         $ 19.000         $ 31.250      $ 20.875      $ 16.000      $ 14.000      $ 10.875
  Close                                       $ 22.250         $ 37.500      $ 31.500      $ 21.625      $ 22.500      $ 14.250

At Year End:
  Shareholders of record                         7,860            7,650         7,201         6,859         6,749         6,662
  Shares outstanding                            46,201           46,096        50,099        50,347        56,095        55,789
  Shareholders' equity                       $ 530,298        $ 459,712     $ 439,729     $ 371,007     $ 473,283     $ 396,718
     Per share                                   11.48             9.97          8.78          7.37          8.44          7.11
  Total assets                               1,364,165        1,141,671     1,070,483       981,737       934,032       863,836
  Working capital                               55,340           33,906        35,974        42,262        67,533        87,418
  Cash and cash equivalents                     47,351           23,389        22,794        26,695        34,507        56,121
  Property-net                                 799,942          691,194       548,066       520,124       489,076       480,345
  Real estate developments
    -noncurrent                                 14,156            -              -             -             -             -
  Long-term debt-noncurrent                    315,851          196,954       174,715       172,014        94,512        97,978
  Capital lease obligations
    -noncurrent                                 86,392           95,241       100,306       106,935        90,818        96,337
  Current ratio                                1.5 to 1         1.4 to 1      1.4 to 1      1.5 to 1      1.9 to 1      2.3 to 1
  Capital stock
    price/earnings
    ratio at December 31                       9.5 to 1         8.7 to 1     13.4 to 1     11.2 to 1     11.4 to 1     15.5 to 1




INDUSTRY SEGMENT INFORMATION
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
                                                     1995         1994         1993         1992         1991
                                                     ----         ----         ----         ----         ----

REVENUE:
   Ocean transportation........................   $  593,807   $  604,754   $  551,687   $  537,669   $  550,423
   Property development and management:
      Leasing..................................       34,073       33,387       32,606       30,386       27,702
      Sales....................................       25,835       60,767       32,559       27,529       24,634
   Food products...............................      363,944      441,209      304,007      104,053      110,947
   Other.......................................        2,796        3,916        2,945        4,311        2,278
                                                  ----------    ---------    ---------    ---------   ----------
        Total revenue .........................   $1,020,455   $1,144,033   $  923,804   $  703,948   $  715,984
                                                  ==========   ==========   ==========   ==========   ==========

OPERATING PROFIT:
   Ocean transportation........................   $   87,769   $   97,319   $   91,194   $   97,195   $  109,792
                                                  ----------   ----------   ----------   ----------   ----------
   Property development and management:
      Leasing..................................       23,063       23,163       22,975       21,357       19,953
      Sales....................................       14,497       18,522       18,570       17,720       20,852
      Hurricane loss...........................         -            -            -            (900)        -
                                                  ----------   ----------   ----------   ----------   ----------
                                                      37,560       41,685       41,545       38,177       40,805
                                                  ----------   ----------   ----------   ----------   ----------
   Food products:
      Before hurricane loss....................      (27,797)        (418)      12,692       (2,272)      16,123
      Hurricane loss...........................         -            -            -         (23,903)        -
                                                  ----------   ----------   ----------   ----------   ----------
                                                     (27,797)        (418)      12,692      (26,175)      16,123
                                                  ----------   ----------   ----------   ----------   ----------
   Other.......................................        2,593        3,143        2,357        4,263        1,957
                                                  ----------   ----------   ----------   ----------   ----------
        Total operating profit ................      100,125      141,729      147,788      113,460      168,677
   Interest expense............................      (33,429)     (27,702)     (28,802)     (23,881)     (24,575)
   General corporate expenses..................      (14,742)     (17,396)     (18,864)     (17,908)     (17,798)
                                                  ----------   ----------   ----------   ----------   ----------
        Income from continuing operations
        before income taxes ...................   $   51,954   $   96,631   $  100,122   $   71,671   $  126,304
                                                  ==========   ==========   ==========   ==========   ==========

IDENTIFIABLE ASSETS:
   Ocean transportation........................   $  997,230   $  853,933   $  882,335   $  958,669   $  944,092
   Property development and management.........      297,927      271,073      268,581      258,653      234,955
   Food products...............................      395,197      399,717      418,724      135,071      146,925
   Other.......................................       92,405       87,362       39,094       38,437       31,587
                                                  ----------   ----------   ----------   ----------   ----------
        Assets of contining operations.........    1,782,759    1,612,085    1,608,734    1,390,830    1,357,559
   Discontinued operations - container leasing.         -         313,690      296,008      285,805      190,089
                                                  ----------   ----------   ----------   ----------   ----------
        Total assets ..........................   $1,782,759   $1,925,775   $1,904,742   $1,676,635   $1,547,648
                                                  ==========   ==========   ==========   ==========   ==========

CAPITAL EXPENDITURES:
   Ocean transportation........................   $   46,872   $   29,676   $   53,745   $   64,333   $  141,157
   Property development and management.........        8,613       21,193       34,772       37,819       34,728
   Food products...............................       13,650       18,665       26,637        8,589       17,496

DEPRECIATION AND AMORTIZATION:
   Ocean transportation........................   $   57,619   $   55,663   $   55,738   $   52,829   $   51,381
   Property development and management.........        5,561        5,246        4,860        4,523        4,338
   Food products...............................       20,390       21,340       15,974       10,665       10,716


MANAGEMENT'S DISCUSSION AND ANALYSIS
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

Net income for 1995 was $55,755,000, or $1.23 per share. This included an $18,000,000, or $0.40 per share, gain on the sale of Matson Leasing Company, Inc.'s (Matson Leasing) net assets, which occurred in June 1995. Also included in 1995 net income was $5,336,000, or $0.11 per share, from the partial year operations of Matson Leasing, offset by a $5,050,000, or $0.11 per share, charge for the phasing-out of the Company's unprofitable sugar-growing operations on the island of Kauai and a $2,384,000, or $0.05 per share, write-down of a California and Hawaiian Sugar Company (C&H) operating asset. Net income for 1994 was $74,608,000, or $1.62 per share, which included $10,629,000, or $0.23 per share, from Matson Leasing's full year operating results.

1995 COMPARED WITH 1994

OCEAN TRANSPORTATION revenue declined by two percent and operating profit declined by ten percent in 1995 compared with 1994. These declines were due primarily to decreases of nine percent and eight percent in Hawaii container volume and automobile carriage, respectively, for 1995, compared with 1994 levels. Both of these declines reflect primarily the continuing weaknesses in certain sectors of Hawaii's economy, most notably construction and the sales of automobiles and durable goods. Also, the 1994 results benefited from a strike by a competitor and the 1995 results were adversely impacted when that competitor commenced, in mid-1995, an eastbound service from Honolulu to Los Angeles. Operating profit for 1995, however, benefited from higher shipping rates and increased interest income.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue and operating profit were approximately the same for 1995 and 1994. Occupancy rates for the Company's U.S. Mainland properties averaged 97 percent for both years but occupancy levels for developed Hawaii properties declined slightly to 90 percent in 1995, from 92 percent in 1994.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $25,835,000 for 1995 was 57 percent lower than in 1994; however, operating profit declined only 22 percent during the same period. This was mainly due to the mix of property sales.

The mix of property sales in any year can be diverse. These sales can include property sold under threat of condemnation, developed residential real-estate, commercial properties, developable subdivision lots and undeveloped land. The sale of undeveloped land and subdivision lots generally provides a greater contribution margin than does the sale of developed and commercial property, due to the low historical-cost basis of the Company's Hawaii land, which averages approximately $145 per acre. Consequently, property sales revenue trends and the amount of real estate held for sale in the balance sheets are not necessarily indicators of future profitability for this segment.

Sales in 1995 included a 5.5 acre parcel and three individual lots in the Company's 76-acre Maui Business Park, eight developed industrial lots, a 38-acre agricultural-subdivision parcel, 47 residential subdivision and condominium units and the sales of various undeveloped land parcels. Sales in 1994 included a shopping center in Denver; five developed industrial lots, two undeveloped acres near the harbor at Kahului, Maui, 40 residential subdivision and condominium units and various other parcels.

FOOD PRODUCTS revenue decreased 18 percent, due primarily to lower refined sugar sales volume during a labor strike at C&H that began on September 8, 1995 and ended on October 17, 1995. The segment's operating loss for the year was $27,797,000, compared with a loss of $418,000 in 1994. The 1995 loss was due primarily to the C&H strike, a $3,800,000 (pre-tax) write down of certain operating assets of C&H, higher raw sugar costs, low refined sugar prices, a pre-tax charge of $8,100,000 for phasing-out the Company's sugar operations on Kauai, and lower sugar yields at the Company's Maui sugar plantation.

1994 COMPARED WITH 1993

OCEAN TRANSPORTATION revenue increased ten percent in 1994 compared with 1993, due primarily to increased cargo (in part, a result of a month-long strike in 1994 affecting a competitor), higher rates and new customers served by the Company's stevedoring and intermodal subsidiaries. Operating profit rose seven percent as a result of increased revenue, partially offset by higher fuel costs and costs associated with the start-up of the Pacific Coast Service. Hawaii container volume and automobile carriage increased four and seven percent, respectively, in 1994, compared with 1993 levels.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue and operating profit increased slightly in 1994, compared with 1993. In 1994, the occupancy rates for the Company's U.S. mainland property and Hawaii property portfolios averaged 97 percent and 92 percent, respectively, compared with 93 percent and 94 percent, respectively, for 1993.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $60,767,000 during 1994 was nearly double the 1993 revenue of $32,559,000. The fluctuation was due primarily to the mix of properties sold and the differing margins on the various types of real-estate transactions. The previously-described 1994 sales compare with a significantly different mix of 1993 sales, which primarily included one developed industrial lot, four undeveloped parcels and 101 residential lots.

FOOD PRODUCTS revenue increased 45 percent in 1994 compared with 1993, due primarily to the full-year effect of the acquisition of C&H. The operating loss in 1994 of $418,000 represents a substantial decline from an operating profit of $12,692,000 in 1993, due to poorer plantation yields, higher raw sugar costs and lower selling prices for refined sugar.

SIGNIFICANT EVENTS IN 1995

DISCONTINUED OPERATIONS: On June 30, 1995, the containers and certain other assets of Matson Leasing were sold to XTRA Corporation (XTRA), and certain liabilities were assumed by XTRA, for approximately $362 million. Specifically excluded from the transaction were Matson Leasing's long-term debt and U.S. tax obligations. The proceeds from the sale were used principally to repay debt, to pay tax obligations and to fund the capital needs of the Company's ocean transportation segment.

PACIFIC ALLIANCE SERVICE: In 1995, the Company and American President Companies, Inc. announced that their respective shipping subsidiaries had signed a memorandum of understanding that outlined a 10-year strategic operating alliance. This alliance includes the purchase, by Matson, of six containerships and certain assets on Guam from American President Lines, Ltd.
(APL) for approximately $168 million and the sharing of cargo-carrying capacity of five Matson vessels including four of the vessels acquired from APL. Under a separate vessel-sharing agreement, Matson will operate and utilize five vessels on westbound voyages from the U.S. Pacific Coast to Hawaii, Korea, Japan and Guam and time charter the vessels to APL for return eastbound voyages from the Far East. The purchase of one vessel occurred in December 1995 and the remaining vessel purchases occurred in January 1996.

PROFIT IMPROVEMENT INITIATIVES: In September 1995, the Company began implementing additional cost control initiatives affecting all of its businesses. Included in these initiatives are the planned sale of an airplane, the freezing of executive salaries, the elimination of Company-owned executive automobiles, staff reductions and process improvements. Total Company-wide reductions among non-bargaining employees, which began in 1995, are expected to approximate ten percent of the non-bargaining work force. Certain staff reductions of bargaining-unit positions have also begun. The bargaining-unit reductions mainly have affected C&H and the Company's Kauai sugar operations. During 1995, as part of its cost reduction initiatives, the Company relocated the customer service operations of Matson to Phoenix, Arizona.

FOOD PRODUCTS CONCERNS: Of particular concern to the Company is the 1995 operating loss of its food products segment. The Company is actively working to return operating results to acceptable levels.

In June 1995, the Company began the closure of its unprofitable sugar planta-tion on Kauai. This closure resulted in a 1995 pre-tax charge of $8,100,000, but is expected to improve the future operating profit of the food products segment by approximately $4 million annually. The principal components of the closure cost were the write-off of the sugar factory and other sugar-related fixed assets, the write-off of materials and supplies inventories, severance costs, and increases in self-insurance medical and workers' compensation accruals. These charges are partially offset by pension and post-retirement benefit plan curtailment gains. Approximately 200 employees will be laid off during the closure process. The final sugarcane harvest for the Kauai plantation is expected to be completed in September 1996. Approximately 6,200 acres used for sugar cultivation were leased from others and will be returned to the lessors at the completion of the sugar harvest. Most of the Kauai land owned by the Company already has been converted into coffee production or is being considered for development. Sugar production is continuing at the Company's much larger Maui plantation.

The Company is also addressing concerns with declining yields at its Maui sugar plantation. A study of the problem revealed that the declines are temporary and were caused primarily by water shortages and fertilizer deficiencies.
These matters are being corrected to the extent possible; however, due to the two-year crop cycle and dry weather on Maui, the yields are not expected to improve significantly in 1996.

Since the Company's acquisition of C&H in 1993, a number of initiatives have been undertaken to improve operating margins for the sugar refining operations. In particular, sugar refining results in 1996 will benefit from a significant restructuring at C&H which was announced in late 1995. The restructuring resulted in a 25-percent reduction in the C&H work force at the start of 1996. The ongoing savings from the work force reduction and the re-engineering of refining operations are expected to improve the operating results of the segment by approximately $8 million annually. Also, construction is continuing, by a third party, of a cogeneration plant adjacent to C&H's primary refinery. When operational in 1996, the third party-owned plant will provide steam to the C&H refinery, reducing energy costs by about 25-percent. Improvements also are being made to the refinery to increase its capacity to handle imports of lower quality foreign raw sugar.

The ineffective administration of the federal sugar support program, combined with an excess supply of beet sugar, continues to place pressure on C&H's refining margins. The government's attempts to prop up market prices by limiting imports of raw cans sugar failed to do anything but artificially inflate raw sugar prices. At the same time the continued expansion of the beet sugar industry depressed refined sugar prices creating negative margins for cane sugar refineries like C&H.

The prospects for the Company's sugar businesses will be influenced by new farm legislation which is being considered by Congress. The impact of these deliberations and resulting legislation on the Company's operations cannot be predicted at this time. Management believes, however, that the impact could be significant.

STOCK REPURCHASES: In 1995, the Company repurchased 511,000 shares of its common stock for an aggregate of $11,580,000. These purchases were made in accordance with a program, approved by the Board of Directors in December 1993, to repurchase up to two million shares of the Company's stock. The Company has purchased a total of 1.2 million shares for $29,296,000 under this program during the past two years.

FEDERAL MARITIME COMMISSION: In October 1995, revised Federal Maritime Commission (FMC) guidelines for determining a just and reasonable rate of return for the ocean transportation business became effective. The changes to the FMC's guidelines are not expected to have a material impact on the Company's future operating results. Additional discussion of this matter will be included in the Company's Annual Report on Form 10-K.

FINANCIAL CONDITION AND LIQUIDITY

Principal liquid resources of continuing operations, which consist of cash and cash equivalents, trade receivables, sugar inventories and unused lines of credit, less outstanding commercial paper (backed by lines of credit) and accrued deposits to the Capital Construction Fund (CCF), totaled $403,288,000 at December 31, 1995, a decrease of $24,722,000, from December 31, 1994. This decrease was due mainly to a $54,769,000 decrease in unused lines of credit, partially offset by a $23,163,000 increase in cash and cash equivalents and a $17,611,000 increase in accounts receivable. The reduction in available lines of credit and the increase in cash and cash equivalents were primarily the result of cash available following the sale of Matson Leasing's net assets. Receivables increased, due principally to an increase in amounts advanced by the Company to Hawaii sugarcane growers for the purchase of raw sugar.

Working capital of continuing operations increased to $84,399,000 at December 31, 1995, compared with working capital at December 31, 1994 of $58,392,000. This was primarily the result of the increase in cash and cash equivalents following the sale of Matson Leasing's net assets, partially offset by an increase of $25,000,000 in short-term commercial paper borrowing. The Company's current ratio of 1.4-to-1 at December 31, 1995 was slightly higher than the rate of 1.3-to-1 a year earlier.

Net cash provided by operations, before capital expenditures for real estate developments held for sale and discontinued operations, was $150,550,000 for 1995, compared with $148,876,000 for 1994. Operating cash flows were used principally for payments of long-term borrowings, deposits into the CCF, capital expenditures, payment of dividends and stock repurchases.

For 1996, internal cash flows are expected to be sufficient to finance working capital needs, dividends, capital expenditures and debt service. The Company maintains several committed and uncommitted borrowing facilities.

OTHER MATTERS

CAPITAL EXPENDITURES: In 1995, cash flows for capital expenditures of continuing operations were $69,489,000, compared with $61,434,000 in 1994. Ocean transportation capital expenditures in 1995 of $46,872,000 were primarily for container and chassis equipment and the acquisition of a container vessel. Property development and management capital expenditures of $8,613,000 in 1995 were for real-estate developments which will be held for investment purposes and for improvements to leased properties. Food products capital expenditures in 1995 of $13,650,000 were primarily for various power generation equipment for the Maui sugar plantation, factory modifications for C&H and for harvesting and factory equipment at the Company's sugar and coffee operations. Capital expenditures approved, but not yet spent, at December 31, 1995 were $216,971,000. This includes $155,500,000 for the planned purchase of five vessels which will be used in the Pacific Alliance Service. Of this vessel purchase, approximately $145,500,000 will be paid for through the CCF.

TAX-DEFERRED EXCHANGES: In 1995, the Company purchased two shopping centers, one near Reno, Nevada and the other in Greeley, Colorado, using the tax-deferred proceeds from the 1994 sale of the Company's Denver, Colorado shopping center. This transaction is reflected in the 1994 Statements of Cash Flows under the caption "Non-Cash Activities."

ENVIRONMENTAL MATTERS: As with most industrial and land-development companies of its size, A&B's operations have certain risks which could result in expenditures for environmental remediation. The Company believes that it is in compliance, in all material respects, with applicable environmental laws and regulations and takes a proactive role in identifying potential environmental concerns. Management believes that appropriate liabilities have been accrued for potential environmental costs.

NEW ACCOUNTING PRONOUNCEMENT: In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This Statement will require that, for years beginning after December 15, 1995, the Company include the value of stock-based compensation in its financial statements, using the fair value based method of accounting, or that it disclose the pro forma impact of the fair value method on its net income and earnings-per-share. The Company currently accounts for stock-based compensation using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the value of stock-based compensation is not included in the Company's net income. The Company does not plan to adopt the fair value method for its primary financial statements, but will disclose, as required by the pronouncement, the pro forma impact of the fair value method in its 1996 financial statements. The pro forma impact of SFAS No. 123 on the Company's net income or earnings-per-share for 1995 is not currently known.

OUTLOOK FOR 1996: Information about the Company's outlook for 1996 and its plans to address issues affecting each business unit, is included in the Letter to Shareholders on pages 2 through 6 and in the business unit discussions included on pages 8 through 18 of the Annual Report to Shareholders, which sections are incorporated herein by reference.


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

The Company maintains internal accounting control systems, and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are properly executed and recorded in accordance with management's authorization, and that underlying accounting records may be relied upon for the accurate preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Company's financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness, in all material aspects, of the presentation of financial position, results of operations and cash flows under generally accepted accounting principles (see Independent Auditors' Report on page 21).

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


/s/ John C. Couch
------------------------
John C. Couch
Chairman of the Board, President
and Chief Executive Officer


STATEMENTS OF INCOME
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
Year Ended December 31,                        1995        1994        1993
-------------------------------------------------------------------------------

REVENUE:
  Net sales, food products ...............   $ 350,613   $ 427,524   $ 281,816
  Net sales, property development and other     25,334      59,412      43,764
  Transportation and terminal services ...     511,673     473,450     445,442
  Rentals and other services .............     100,423     161,764     135,394
  Gain on sale of property and other .....      10,158       7,474       4,244
  Interest ...............................      19,571      11,618      10,487
  Dividends ..............................       2,683       2,791       2,657
                                             ---------   ---------   ---------
    Total revenue ........................   1,020,455   1,144,033     923,804
                                             ---------   ---------   ---------

COSTS AND EXPENSES:
  Cost of goods sold .....................     340,254     422,444     267,730
  Plantation closure .....................       8,100        -           -
  Cost of services .......................     473,757     478,761     426,092
  Selling, general and administrative ....     112,961     118,495     101,058
  Interest ...............................      37,365      31,427      31,382
  Interest capitalized ...................      (3,936)     (3,725)     (2,580)
                                             ---------   ---------   ---------
    Total costs and expenses .............     968,501   1,047,402     823,682
                                             ---------   ---------   ---------


INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES ...........................      51,954      96,631     100,122

INCOME TAXES..............................      19,535      32,652      41,386
                                             ---------   ---------   ---------

INCOME FROM CONTINUING OPERATIONS.........      32,419      63,979      58,736

DISCONTINUED OPERATIONS:
  Income From Operations of Matson
     Leasing Company
     (Net of income taxes of $3,228 in
     1995, $5,975 in 1994 and $4,794
     in 1993)  ...........................       5,336      10,629       8,253
  Gain on Sale of Matson Leasing Company
    (Net of income taxes of $8,954) ......      18,000        -           -
                                             ---------   ---------    --------

NET INCOME................................   $  55,755   $  74,608   $  66,989
                                             =========   =========   =========

EARNINGS PER SHARE OF COMMON STOCK:
  Continuing Operations ..................   $    0.72   $    1.39   $    1.27
  Discontinued Operations ................        0.51        0.23        0.18
                                             ---------   ---------   ---------
  Net Income .............................   $    1.23   $    1.62   $    1.45
                                             =========   =========   =========

AVERAGE COMMON SHARES OUTSTANDING.........      45,492      46,059      46,338


See notes to financial statements.



STATEMENTS OF CASH FLOWS (In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
Year Ended December 31,                                 1995        1994        1993
--------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATIONS:
 Income from continuing operations.................  $  32,419   $  63,979   $  58,736
 Adjustments to reconcile net income
   to net cash provided by operations:
   Depreciation ...................................     85,127      84,037      78,318
   Plantation closure .............................      8,100        -           -
   Loss (gain) on disposal of property,
   investments and other assets ...................        226      (5,700)       (292)
 Changes in assets and liabilities:
   Accounts and notes receivable ..................    (14,411)      1,245      (2,666)
   Inventories ....................................      2,640       1,111      14,496
   Prepaid expenses and other assets...............      6,153      26,328      10,038
   Accounts and income taxes payable...............     (3,898)     (7,859)     (4,604)
   Deferred income taxes payable ..................     42,965       1,412      14,662
   Other liabilities ..............................     (8,771)    (15,677)    (13,783)
 Capital expenditures for real estate
   developments held for sale......................    (19,734)     (6,817)     (1,703)
 Discontinued leasing operations...................    (59,160)     44,702      39,675
                                                     ---------   ---------   ---------

     Net cash provided by operations...............     71,656     186,761     192,877
                                                     ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures for property.................    (63,908)    (48,791)   (109,315)
 Capital expenditures for real estate
   developments held for investment................     (5,581)    (12,643)    (12,875)
 Acquisition of California and Hawaiian
   Sugar Company, Inc. ............................       -           -        (62,564)
 Receipts from disposal of income producing
   property, investments and other assets..........    362,501       1,447      10,182
 Deposits into Capital Construction Fund...........   (136,484)     (8,900)       -
 Withdrawals from Capital Construction Fund........        999       9,383      87,495
 Increase in investments ..........................     (1,518)        (32)     (1,108)
 Discontinued leasing operations:
   Capital expenditures ...........................    (30,061)    (33,932)    (30,274)
   Other...........................................        900       1,045         795
                                                     ---------   ---------   ---------

     Net cash provided by (used in)
       investing activities .......................    126,848     (92,423)   (117,664)
                                                     ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuances of long-term
    debt...........................................     40,000      31,000      89,500
 Payments of long-term liabilities.................   (189,764)    (84,314)   (112,651)
 Proceeds (payments) of short-term
    commercial paper borrowings - net..............     25,000      (6,000)       -
 Repurchases of capital stock......................    (11,580)    (17,717)       -
 Proceeds from issuances of capital stock..........        468         122         288
 Dividends paid ...................................    (40,035)    (40,563)    (40,777)
                                                     ---------   ---------   ---------
     Net cash used in financing activities.........   (175,911)   (117,472)    (63,640)
                                                     ---------   ---------   ---------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS.................................     22,593     (23,134)     11,573
                                                     ---------   ---------   ---------

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR:
 Continuing operations.............................      8,987      32,295      20,827
 Discontinued leasing operations...................        570         396         291
                                                     ---------   ---------   ---------

TOTAL CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR..................................      9,557      32,691      21,118
                                                     ---------   ---------   ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR:
 Continuing operations.............................     32,150       8,987      32,295
 Discontinued leasing operations...................       -            570         396
                                                     ---------   ---------   ---------

TOTAL CASH AND CASH EQUIVALENTS AT END
OF YEAR............................................  $  32,150   $   9,557   $  32,691
                                                     =========   =========   =========

OTHER CASH FLOW INFORMATION:
 Interest paid, net of amounts capitalized.........  $  41,277   $  44,064   $   43,682
 Income taxes paid, net of refunds.................     53,014      18,391       15,123

NON-CASH ACTIVITIES - Tax-deferred property exchanges     -         22,200         -


See notes to financial statements.



BALANCE SHEETS--
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
December 31,                                               1995         1994
-----------------------------------------------------------------------------


ASSETS

CURRENT ASSETS
  Cash and cash equivalents ..........................   $  32,150    $   8,987
  Accounts and notes receivable:
    Trade, less allowances of $5,479 and $6,449 ......     110,697      110,881
    Other ............................................      36,070       18,275
  Inventories:
    Sugar and coffee .................................      47,604       52,648
    Materials and supplies ...........................      38,502       38,029
  Real estate held for sale ..........................      23,550        4,014
  Deferred income taxes ..............................      11,439       15,366
  Prepaid expenses and other assets ..................      13,413       14,068
  Accrued deposits to Capital Construction Fund ......      (6,233)        (550)
                                                         ---------    ---------

      Total current assets ...........................     307,192      261,718
                                                         ---------    ---------

INVESTMENTS...........................................      82,246       64,913
                                                         ---------    ---------


REAL ESTATE DEVELOPMENTS..............................      56,104       66,371
                                                         ---------    ---------


PROPERTY:
  Land  ..............................................      60,101       52,202
  Buildings ..........................................     202,769      190,852
  Vessels ............................................     657,238      651,435
  Machinery and equipment ............................     660,499      656,425
  Water, power and sewer systems .....................      82,208       86,254
  Other property improvements ........................      91,091       83,222
                                                         ---------    ---------

      Total ..........................................   1,753,906    1,720,390
  Less accumulated depreciation and amortization .....     780,392      744,718
                                                         ---------    ---------

      Property/net ...................................     973,514      975,672
                                                         ---------    ---------

CAPITAL CONSTRUCTION FUND.............................     317,212      176,044
                                                         ---------    ---------

NET ASSETS OF DISCONTINUED OPERATIONS.................        -         313,690
                                                         ---------    ---------

OTHER ASSETS--NET.....................................      46,491       67,367
                                                         ---------    ---------
        Total                                            $1,782,759   $1,925,775
                                                         ==========   ==========

See notes to financial statements.



December 31,                                               1995         1994
---------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt ..................   $   24,794    $  27,239
  Current portion of capital lease obligations .......       11,061        7,938
  Short-term commercial paper borrowings .............       83,000       58,000
  Accounts payable ...................................       30,916       35,505
  Payrolls and vacation pay ..........................       19,891       19,847
  Uninsured claims ...................................       13,076       12,110
  Post-retirement benefit obligations/current portion.        5,118        6,582
  Taxes other than income ............................        6,099        5,390
  Accrued interest payable ...........................        4,478        4,611
  Promotional programs ...............................        1,099        4,563
  Accrued and other liabilities ......................       23,261       21,541
                                                         ----------   ----------
      Total current liabilities ......................      222,793      203,326
                                                         ----------   ----------

LONG-TERM LIABILITIES:
  Long-term debt .....................................      380,389      519,605
  Capital lease obligations ..........................       24,186       35,274
  Post-retirement benefit obligations ................      118,472      116,610
  Pension obligations ................................       13,345       21,933
  Uninsured claims ...................................       11,182       12,337
  Other ..............................................       32,335       34,115
                                                         ----------   ----------
      Total long-term liabilities ....................      579,909      739,874
                                                         ----------   ----------

DEFERRED INCOME TAXES.................................      330,379      349,961
                                                         ----------   ----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Capital stock/common stock without par value;
    authorized, 150,000 shares ($.75 stated value
    per share); outstanding, 45,280 shares in 1995
    and 45,691 shares in 1994.........................       37,133       37,493
  Additional capital .................................       40,138       38,862
  Unrealized holding gains on securities .............       39,830       29,073
  Retained earnings ..................................      546,394      541,910
  Cost of treasury stock .............................      (13,817)     (14,724)
                                                         ----------   ----------

      Total shareholders' equity .....................      649,678      632,614
                                                         ----------   ----------


      Total ..........................................   $1,782,759   $1,925,775
                                                         ==========   ==========




STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Three Years Ended December 31, 1995
=======================================================================================================================

                                                       Capital Stock
                                       ------------------------------------------
                                             Issued                 In Treasury
                                       ----------------------   -----------------
                                                                                                 Unrealized
                                                                                    Additional     Holding    Retained
                                       Shares   Stated Value   Shares     Cost        Capital        Gains     Earnings
                                       ------   ------------   ------     ----      ----------    ---------   ---------
BALANCE, DECEMBER 31, 1992...........  50,687    $ 38,016      4,354    $(15,492)    $ 37,368                 $499,207

CHANGES IN 1993:
   Stock options exercised...........      23          17                                 572
   Acquired in payment of options....      (7)         (6)                                                        (227)
   Issued -- incentive plan..........       1           1        (54)        768          570
   Net income........................                                                                           66,989
   Cash dividends -- $.88 per share..                                                                          (40,777)
                                       ------    --------      -----    --------     --------                 --------
BALANCE, DECEMBER 31, 1993...........  50,704      38,028      4,300     (14,724)      38,510                  525,192



CHANGES IN 1994:
   Shares repurchased and retired....    (723)       (542)                                                     (17,175)
   Stock options exercised...........      12           9                                 352
   Acquired in payment of options....      (6)         (5)                                                        (152)
   Issued--incentive plan............       4           3
   Unrealized holding gains on
      securities.....................                                                              $29,073
   Net income........................                                                                           74,608
   Cash dividends -- $.88 per share..                                                                          (40,563)
                                       ------    --------      -----    --------     --------      -------    --------
BALANCE, DECEMBER 31, 1994...........  49,991      37,493      4,300     (14,724)      38,862       29,073     541,910

CHANGES IN 1995:
   Shares repurchased and retired....    (511)       (383)                                                     (11,196)
   Stock options exercised...........      24          18                                 669
   Acquired in payment of options....      (2)         (1)                                                         (40)
   Issued--incentive plan............       8           6        (70)        907          607
   Unrealized holding gains on
      securities.....................                                                               10,757
   Net income.................                                                                                  55,755
   Cash dividends -- $.88 per share..                                                                          (40,035)
                                       ------    --------      -----    --------     --------      -------    --------
BALANCE, DECEMBER 31, 1995...........  49,510    $ 37,133      4,230    $(13,817)    $ 40,138      $39,830    $546,394
                                       ======    ========      =====    ========     ========      =======    ========

See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all subsidiaries, after elimination of significant intercompany amounts.

OCEAN TRANSPORTATION: Voyage revenue and variable costs and expenses are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods.

Vessel depreciation, charter hire, terminal operating overhead, and general and administrative expenses are charged to expense as incurred. Expected costs of regularly-scheduled dry docking of vessels and planned major vessel repairs performed during dry docking are accrued.

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally at closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the balance sheet. When construction is complete, the costs are reclassified either as Property or as Real Estate Held For Sale, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as operating or investing activities, based upon the Company's intention either to sell the property or to retain ownership of the property as an investment following completion of construction.

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

INVENTORIES: Sugar inventory, consisting of raw and refined sugar and coffee inventory, are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs which do not improve or extend asset lives are charged to expense as incurred. Assets held under capital leases are included with property owned. Gains or losses from property disposals are included in income.

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized.

DEPRECIATION: Depreciation is computed using the straight-line method. Depreciation expense includes amortization of assets under capital leases and vessel spare parts.

Estimated useful lives of property are as follows:

Buildings............................................. 10 to 50 years
Vessels............................................... 14 to 40 years
Marine containers.....................................       15 years
Machinery and equipment...............................  3 to 35 years
Utility systems and other depreciable property........  5 to 60 years

OTHER NON-CURRENT ASSETS: Other non-current assets consist principally of supply contracts and intangible assets. These assets are being amortized using the straight-line method over periods not exceeding 30 years.

OTHER LONG-TERM LIABILITIES: Other long-term liabilities include the Company's estimate of the liability for uninsured claims and self insurance, and reserves for dry-docking, pensions and other liabilities not expected to be paid within the next year.

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

INCOME TAXES: Current income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments are reasonable estimates of their fair values. Real estate is carried at the lower of cost or net realizable value. Net realizable values are generally determined using the expected market value for the property less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and discounted cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flow analysis. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages $145 per acre, a value which is much lower than market values.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contracts are deferred and recorded in inventory in the period in which the related inventory purchases occur. These amounts are not significant.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

RESTATEMENTS: The financial statements for all periods presented have been restated to reflect the sale of certain net assets of the Company's container leasing segment as described in Note 4.

2. EMPLOYEE BENEFIT PLANS

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,903,000 in 1995, $8,216,000 in 1994 and $8,626,000 in 1993. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor used or cargo handled or carried. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

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

Under special rules approved by the PBGC and adopted by the longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $6,437,000 for various plan years ended December 1995 and 1994, and July 1995, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

The net pension cost (benefit) and components for 1995, 1994 and 1993, of single-employer defined benefit pension plans, which cover substantially all
other employees,    were as follows:

                                              1995       1994       1993
                                              ----       ----       ----

                                                    (In thousands)

Service cost--benefits earned during
   the year...............................  $  6,210   $  7,317   $  5,907
Interest cost on projected benefit
   obligation.............................    21,785     20,542     17,584
Actual return on plan assets..............   (26,361)   (24,122)   (18,776)
Net amortization and deferral.............    (2,054)    (1,221)    (2,514)
Curtailments and terminations ............    (1,761)     1,300      2,117
                                            --------   --------   --------
Net pension cost (benefit)................  $ (2,181)  $  3,816   $  4,318
                                            ========   ========   ========

The funded status of the single-employer plans at December 31, 1995 and 1994 was as follows:

                                         1995             1994
                                      -----------  -----------------------

                                        Assets        Assets     Accumulated
                                        Exceed        Exceed      Benefits
                                      Accumulated   Accumulated    Exceed
                                       Benefits      Benefits      Assets
                                       --------     -----------    ------

                                                (In thousands)

Actuarial present value of benefit
obligation:
   Vested benefits ..................  $ 241,422     $ 122,153    $ 112,925
   Non-vested benefits ..............      9,881         3,830        4,297
                                       ---------     ---------    ---------

   Accumulated benefit obligation....    251,303       125,983      117,222
   Additional amounts related to
   projected compensation levels.....     34,276        22,927       11,277
                                       ---------     ---------    ---------
   Projected benefit obligation .....    285,579       148,910      128,499
Plan assets at fair value............    348,208       178,118      104,867
                                       ---------     ---------    ---------


Deficiency (excess) of plan assets
   over projected benefit obligation.    (62,629)      (29,208)      23,632
Prior service costs to be recognized
   in future years ..................     (3,739)       (2,121)      (1,656)
Unrecognized actuarial net gain
   (loss)............................     75,759        27,468       (1,227)
Unrecognized net asset at
   January 1, 1987 (being amortized
   over periods of 4 to 15 years) ...      3,954         4,660          385
                                       ---------     ---------    ---------

Accrued pension liability............  $  13,345     $     799    $  21,134
                                       =========     =========    =========

For 1995 and 1994, the projected benefit obligation was determined using a discount rate of 8% and assumed increases in future compensation levels of 5%. The expected long-term rate of return on assets was 9% for 1995 and 8 1/4% for 1994. The assets of the plans consist principally of listed stocks and bonds.

Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under ERISA and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $8,680,000 and $7,661,000 at December 31, 1995 and 1994, respectively.

3. LEASES

THE COMPANY AS LESSEE: Various subsidiaries of the Company lease a vessel and certain land, buildings and equipment under both capital and operating leases. Capital leases include one vessel leased for a term of 25 years ending in 1998; containers, machinery and equipment for terms of 5 to 12 years expiring through 1997; and a wastewater treatment facility in California, the title to which will revert to a subsidiary in 2002. Principal operating leases cover office and terminal facilities for periods which expire between 1996 and 2026. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $46,680,000, $48,169,000, and $43,270,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Contingent rents and income from sublease rents were not significant.

Assets recorded under capital lease obligations and included in property at December 31, 1995 and 1994 were as follows:

                                                         1995      1994
                                                         ----      ----

                                                         (In thousands)

Vessel .............................................   $ 55,253   $55,253
Machinery and equipment.............................     42,688    42,870
                                                       --------   -------

   Total............................................     97,941    98,123


Less accumulated amortization.......................     84,813    74,674
                                                       --------   -------

Property under capital leases--net .................   $ 13,128   $23,449
                                                       ========   =======

Future minimum payments under all leases and the present value of minimum capital lease payments as of December 31, 1995 were as follows:

                                                       Capital   Operating
                                                        Leases    Leases
                                                        ------    ------

                                                         (In thousands)

1996................................................   $ 14,759   $15,960
1997................................................     15,026    14,590
1998................................................     10,703    14,837
1999................................................        609    14,834
2000................................................        576    12,868
Thereafter..........................................      1,063   114,072
                                                       --------   -------
Total minimum lease payments........................     42,736   $187,161
                                                                  ========
Less amount representing interest...................      7,489
                                                       --------
Present value of future minimum payments............     35,247
Less current portion................................     11,061
                                                       --------
Long-term obligations at December 31, 1995..........   $ 24,186
                                                       ========

A subsidiary is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000 is due in 2013. An accrued liability of $7,170,000 and $6,626,000 at December 31, 1995 and 1994, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: Various Company subsidiaries lease land, buildings and land improvements under operating leases. The historical cost of and accumulated depreciation on leased property at December 31, 1995 and 1994 were as follows:

                                                         1995      1994
                                                         ----      ----

                                                         (In thousands)

Leased property.....................................   $246,609   $210,217
Less accumulated amortization.......................     37,555     32,567
                                                       --------   --------

Property under operating leases--net................   $209,054   $177,650
                                                       ========   ========

Total rental income under these operating leases for the three years ended December 31, 1995 was as follows:

                                              1995       1994      1993
                                              ----       ----      ----

                                                   (In thousands)

Minimum rentals...........................   $28,164   $ 31,792   $30,968
Contingent rentals (based on sales
  volume).................................       880      1,515     1,111
                                             -------   --------   -------
   Total..................................   $29,044   $ 33,307   $32,079
                                             =======   ========   =======

Future minimum rental income on non-cancelable leases at December 31, 1995 was as follows:

                                             Operating
                                              Leases
                                           ------------

                                          (In thousands)

1996......................................   $  31,551
1997......................................      26,689
1998......................................      18,930
1999......................................      15,169
2000 .....................................      12,324
Thereafter................................     159,912
                                             ---------

  Total ..................................   $ 264,575
                                             =========

4. DISCONTINUED OPERATIONS

In June 1995, the Company sold the net assets of its container leasing subsidiary, Matson Leasing Company, Inc., for $361.7 million in cash, and realized an after-tax gain of $18 million. Specifically excluded from the sale were long-term debt and U. S. tax obligations of the business.

Summary operating results of discontinued operations, excluding the above gain, were as follows:


                                           1995     1994       1993
                                           ----     ----       ----

                                               (In thousands)

Net sales  ............................ $ 35,251   $63,060   $ 55,544
                                        --------   -------   --------
Gross profit .......................... $ 14,762   $24,499   $ 20,500
                                        --------   -------   --------

Earnings before income taxes .......... $  8,564   $16,604   $ 13,047
Income taxes ..........................    3,228     5,975      4,794
                                        --------   -------   --------
Net earnings from discontinued
operations............................. $  5,336   $10,629   $  8,253
                                        ========   =======   ========

The components of net assets of discontinued operations included in the Consolidated Balance Sheet at December 31, 1994 were as follows (in thousands):

Current assets ........................ $ 14,829
Containers and equipment, net .........  305,874
Current liabilities ...................   (1,505)
Other long-term liabilities ...........   (5,508)
                                        --------

Net assets ............................ $313,690
                                        ========

5.  INCOME TAXES

The income tax expense for the three years ended December 31, 1995 consisted of the following:

                                              1995       1994      1993
                                              ----       ----      ----

                                                   (In thousands)

Current:
   Federal................................  $(23,833)  $ 29,796   $23,894
   State..................................       403      1,444     2,830
                                             -------   --------   -------

     Total ...............................   (23,430)    31,240    26,724
Deferred..................................    42,965      1,412    14,662
                                             -------   --------   -------

Income tax expense .......................   $19,535   $ 32,652   $41,386
                                             =======   ========   =======

Total income tax expense for the three years ended December 31, 1995 differs from amounts computed by applying the statutory Federal rate to pre-tax income, for the following reasons:

                                              1995       1994      1993
                                              ----       ----      ----

                                                   (In thousands)

Computed income tax expense...............   $18,184   $ 33,821   $35,043
Increase (decrease) resulting from:
   Tax rate increases.....................     -         -          6,963
   State tax on income, less applicable
      Federal tax                                326      1,332     1,999
   Fair market value over cost of donations    -         (2,138)      -
   Low-income housing credits.............    (1,224)    (1,219)   (1,214)
   Other-net..............................     2,249        856    (1,405)
                                             -------   --------   -------

     Income tax expense  .................   $19,535   $ 32,652   $41,386
                                             =======   ========   =======

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1995 and 1994 were as follows:

                                                         1995      1994
                                                         ----      ----

                                                         (In thousands)

Deposits to the CCF.................................   $252,348  $201,963
Tax-deferred gains on real estate transactions......     69,317    68,488
Accelerated depreciation............................     44,136   111,253
Unrealized holding gains on securities..............     23,664    17,273
Post-retirement benefits............................    (47,813)  (45,209)
Alternative minimum tax benefits....................    (14,264)   (6,531)
Insurance reserves..................................     (6,766)   (1,759)
Capitalized leases..................................       (957)    2,409
Other-net...........................................       (725)  (13,292)
                                                       --------   -------

   Total............................................   $318,940   $334,595
                                                       ========   ========

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1988 and, with one exception, has settled all issues raised during such audits. No settlement had a material effect on the Company's financial position or results of operations. The Company is contesting the remaining issue, which relates to the timing of a deduction for tax purposes. The IRS has commenced an audit of the tax returns for 1989 through 1991. Management believes that the ultimate resolution of any adjustment resulting from the 1987, 1988 and the current audits will not have a material effect on the Company's financial position or results of operations.

6.  POST-RETIREMENT BENEFIT PLANS

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

The net periodic cost for post-retirement health care and life insurance benefits during 1995, 1994 and 1993 included the following:

                                           1995     1994       1993
                                           ----     ----       ----

                                               (In thousands)

Service cost........................... $  1,512   $ 2,149   $  1,524
Interest cost..........................    7,031     7,825      4,742
Net amortization.......................   (1,524)     (216)

Curtailment gain.......................   (2,045)      -          -
                                        --------   -------   --------
Post-retirement benefit cost........... $  4,974   $ 9,758   $  6,266
                                        ========   =======   ========

The unfunded accumulated post-retirement benefit obligation at December 31, 1995 and 1994 is summarized below:

                                              1995             1994
                                              ----             ----

                                                  (In thousands)

Accumulated post-retirement benefit
obligation:
  Retirees ...............................   $56,606         $ 64,619
  Fully-eligible active plan participants      9,073           10,577
  Other active plan participants .........    25,373           30,359
  Unrecognized prior service cost ........     5,676            3,215
  Unrecognized net gain ..................    26,862           14,422
                                             -------         --------
    Total ................................   123,590          123,192
Current obligation........................     5,118            6,582
                                             -------         --------
Non-current obligation....................  $118,472         $116,610
                                            ========         ========

For 1995 and 1994, the weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 8%, and the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 10% through 2001, decreasing to 5% thereafter. If the assumed health care cost trend rate were increased by one percentage point, the accumulated post-retirement benefit obligation as of December 31, 1995 and 1994 would have increased by approximately $10,405,000 and $12,235,000, respectively, and the net periodic post-retirement benefit cost for 1995 and 1994 would have increased by approximately $1,190,000 and $2,153,000, respectively.

7.  INVESTMENTS

At December 31, 1995 and 1994, investments principally consisted of marketable equity securities, limited partnership interests and purchase-money mortgages.

Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The marketable equity securities are classified as "available for sale" and are stated at quoted
market values.    The unrealized holding gain on these securities, net of
deferred income taxes, has been recorded as a separate component of shareholders' equity.

The components of the net unrealized holding gains at December 31, 1995 and 1994 were as follows:

                                              1995             1994
                                              ----             ----

                                                  (In thousands)

Market value..............................   $73,460         $ 56,312
Less historical cost .....................     9,966            9,966
                                             -------         --------
Unrealized holding gain ..................    63,494           46,346
Less deferred income taxes ...............    23,664           17,273
                                             -------         --------
Net unrealized holding gain ..............   $39,830         $ 29,073
                                             =======         ========

The investments in limited partnership interests and purchase money mortgages are recorded at cost, which approximated market values, of $8,786,000 and $8,601,000 at December 31, 1995 and 1994, respectively. The purchase money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests are assessed annually and are approximately equal to the original cost.

See Note 11 for a discussion of market values of investments in the Capital Construction Fund.

8.  LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1995 and 1994, long-term debt consisted of the following:

                                               1995          1994
                                               ----          ----

                                                 (In thousands)

Commercial paper, 5.83% - 6.19% due 1996..   $ 246,437    $ 304,301
Bank revolving credit loans (1995 high
  6.88%, low 5.99%) due after 1995........      40,000       52,500
Term loans:
  7.19%, payable through 2007 ............      75,000       75,000
  8%, payable through 2000 . .............      47,500       50,000
  9.05%, payable through 1999 ............      27,201       32,611
  9%, payable through 1999 .. ............      21,176       50,000
  9.8%, payable through 2004 .............      18,750       20,833
  7.65%, payable through 2001 ............      10,000       10,000
  11.78%, payable through 1997 ...........       1,269        1,848
Mortgage loans, collateralized by land
  and buildings:
  11%, repaid in 1995 ....................        -           3,046
  12.5%, repaid in 1995 ..................        -           2,724
  Other, repaid in 1995 ..................        -             281
Limited partnership subscription notes,
  no interest, payable through 1996 ......         850        1,700
                                             ---------    ---------
  Total ..................................     488,183      604,844
  Less current portion ...................      24,794       27,239
  Commercial paper classified as current .      83,000       58,000
                                             ---------    ---------
  Long-term debt .........................   $ 380,389    $ 519,605
                                             =========    =========

REVOLVING CREDIT FACILITIES: The Company and a subsidiary have a revolving credit and term loan agreement with five commercial banks, whereby they may borrow up to $155,000,000, under revolving loans to November 30, 1997, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 16 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1995 and 1994, $10,000,000 and $20,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1996, but may be canceled by the bank at any time. At December 31, 1995 and 1994, $17,000,000 and $12,500,000, respectively, were outstanding under this agreement.

In 1994, the Company and a subsidiary entered into an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to July 18, 1997. At December 31, 1995 and 1994, $13,000,000 and $20,000,000,
respectively, were outstanding under this agreement.

During 1995, a subsidiary entered into a $50,000,000 one-year Revolving Credit Agreement to replace two previous credit facilities. Up to $25,000,000 of this agreement serves as a commercial paper liquidity back-up line, with the balance available for general corporate funds. At December 31, 1995, there were no amounts outstanding under this agreement.

COMMERCIAL PAPER: At December 31, 1995 there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel, which was delivered in 1992. At December 31, 1995, $149,437,000 of commercial paper notes was outstanding under this program. Maturities ranged from 4 to 39 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program indefinitely and eventually to repay the program with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program is used by a subsidiary to fund the purchases of sugar inventory from Hawaii sugar growers and to provide working capital for sugar refining and marketing operations. At December 31, 1995, $97,000,000 of commercial paper notes was outstanding under this program. Maturities ranged from 11 to 23 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers are reimbursed by the growers. At December 31, 1995, $31,378,000 was outstanding as advances to growers under this program. Of the total commercial paper borrowing outstanding at December 31, 1995, $83,000,000 was classified as current.
The commercial paper is supported by a $100,000,000 backup revolving credit facility with six commercial banks. Both the commercial paper program and the backup facility are guaranteed by the subsidiary's parent and by the Company.

In 1995, the Company repaid the outstanding commercial paper notes of a third program which had been used to finance container purchases of the discontinued container leasing business.

LONG-TERM DEBT MATURITIES: At December 31, 1995, maturities and planned prepayments of all long-term debt during the next five years totaled $24,794,000 for 1996, $31,967,000 for 1997, $24,453,000 for 1998, $32,616,000
for 1999 and $19,584,000 for 2000.

9.  CAPITAL STOCK AND STOCK OPTIONS

A&B has a stock option plan ("1989 Plan") under which key employees may be granted stock purchase options and stock appreciation rights. A second stock option plan for key employees terminated in 1993, but shares previously granted under the plan are still exercisable. Under the 1989 Plan, option prices may not be less than the fair market value of a share of the Company's common stock on the dates of grant, and each option generally becomes exercisable in-full one year after the date granted. Payment for options exercised, to the extent not reduced by the application or surrender of stock appreciation rights, may be made in cash or in shares of the Company's stock. If payment is made in shares of the Company's stock, the option holder may receive, under a reload feature of the 1989 Plan, a new stock option for the number of shares equal to that surrendered, with an option price not less than at the fair market value of the Company's stock on the date of exercise. During 1995, 527,800 new options were granted under the 1989 Plan.

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

The Company also has a Directors' stock option plan, under which each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the average fair market value of the shares for the five consecutive trading days prior to the grant date. Each option becomes exercisable six months after the date granted. At December 31, 1995, a total of 171,000 options have been granted under the plan, 3,000 options have been canceled and no options have been exercised.

Changes in shares under all option plans, for the three years ended December 31, 1995, were as follows:

                                                           Price Range
                                              Shares        Per Share
                                              ------        ---------


1993: Granted.............................    423,200   $24.250-24.500
      Exercised...........................    (23,576)   17.375-24.750
      Canceled............................    (73,400)   24.250-36.250
                                             --------

      Outstanding, December 31............  2,037,128    17.375-37.875

1994: Granted.............................    475,200    24.700-27.000
      Exercised...........................    (12,300)   17.375-24.750
      Canceled............................    (55,996)   24.250-36.250
                                             --------

      Outstanding, December 31............  2,444,032    17.375-37.875

1995: Granted.............................    551,800    21.750-22.500
      Exercised...........................    (23,550)   17.375-24.750
      Canceled............................   (385,531)   24.250-36.250
                                             --------

      Outstanding, December 31
        (2,045,051 exercisable) ..........  2,586,751   $17.375-37.875
                                            =========

Options outstanding at December 31, 1995 include 60,166 shares that carry stock appreciation rights which expire in 1997. The outstanding options do not have a material dilutive effect in the calculation of earnings per share of common stock.

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

10.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1995, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $216,971,000. However, there is no contractual obligation to spend this entire amount. Of this amount, $155,500,000 is for the purchase of vessels described in Note 12.

A subsidiary has arranged for standby letters of credit of approximately $13,800,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities.

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

A subsidiary is a party, acting as the steam host, to a Steam Purchase Agreement with a developer which has received regulatory authority approval to construct and operate a cogeneration facility contiguous to the subsidiary's California refinery. The agreement provides that, during the 30-year period of the agreement, the subsidiary will receive steam necessary for refinery operations at a reduced price, compared to the market price of fuel which presently must be purchased to generate its steam requirements.

A subsidiary is party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative (HSTC), a raw sugar marketing and transportation cooperative owned by two other subsidiaries and by the other Hawaii sugar growers. Under the terms of this contract, the subsidiary is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The subsidiary made purchases of raw sugar totaling $158,284,000 and $271,212,000 under the contract during 1995 and 1994, respectively. The contract also requires that the subsidiary provide cash advances to HSTC prior to the physical receipt of the sugar at its refineries (see Note 8). Such advances are determined by the estimated raw sugar market prices. Amounts due to HSTC are credited against outstanding advances to HSTC upon delivery of raw sugar to the subsidiary's refineries.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

11.  CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are not subject to Federal income taxes in the year earned, but are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes. Amounts deposited into the CCF are preference items for inclusion in Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from December 31, 1986, or later date of deposit, will be treated as non-qualified withdrawals. As of December 31, 1995, the oldest CCF deposits date from 1987. Management believes that all amounts deposited in the CCF at the end of 1995 will be used or committed for qualified purposes prior to the expiration of the 25-year period.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as `accrued deposits'' or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the balance sheet either as an obligation of the Company's current assets or as a receivable from the CCF.

As discussed in Note 7, in 1994 the Company adopted the provisions of SFAS No.
115. The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses in the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1995 and 1994, the balances on deposit in the CCF are summarized in Table 1.

TABLE 1 (In thousands)
                                                    1995                                   1994
                                    ------------------------------------     -----------------------------------

                                    AMORTIZED                UNREALIZED      Amortized                Unrealized
                                       COST     FAIR VALUE   GAIN (LOSS)       Cost      Fair Value      Loss
                                       ----     ----------   -----------     ---------   ----------   ----------


Mortgage-backed securities......... $ 95,156     $ 91,132     $ (4,024)      $ 108,247    $ 96,678     $(11,569)
Cash and cash equivalents..........  215,823      215,856           33          64,263      64,263          -
Treasury notes.....................     -            -            -              2,984       2,984          -
Accrued deposits...................    6,233        6,233         -                550         550          -
                                    --------     --------     --------       ---------    --------     --------
Total.............................. $317,212     $313,221     $ (3,991)      $ 176,044    $164,475     $(11,569)
                                    ========     ========     ========       =========    ========     ========


Fair value of the mortgage-backed securities ("MBS") was determined by an outside investment management company, based on the experience of trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter.

At the end of 1995, the fair value of the Company's investments in MBS is less than amortized cost, due to interest rate sensitivity inherent in the fair value determination of such securities. While an unrealized market loss exists, the Company intends to hold these investments to maturity, which ranges from 1996 through 2024. The MBS have a weighted average life of approximately six years, based on information currently available to the Company. The Company earned $7,655,000 in 1995, $8,292,000 in 1994, and $7,218,000 in 1993
on its investments in MBS.

Fair values of the remaining CCF investments were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated, using quoted market prices of similar securities and investments. These remaining investments mature in 1996.

During 1995 and 1994, there were no sales of securities classified as "held-to-maturity" included in the CCF.

12.  SUBSEQUENT EVENT - VESSEL ACQUISITION

In January 1996, the Company purchased five container ships from American President Lines, Ltd. (APL) for $155,500,000, of which $145,500,000 was financed by qualified withdrawals from the CCF.

The Company intends to use four of these container ships and one existing fleet unit in a joint service with APL, between the United States West Coast and Hawaii, Korea, Japan and Guam. The Company will have the full reach of the vessels on each westbound voyage from the United States West Coast to Hawaii, Guam, Japan and Korea. APL will take each vessel on time charter in Korea and redeliver the vessel at the end of its eastbound voyage on the United States West Coast. APL will reimburse the Company for vessel operating costs incurred while under time charter to APL. The Company expects to commence the joint service with APL in February 1996.

13.  INDUSTRY SEGMENTS

Industry segment information for 1995, 1994 and 1993, on page 24, is incorporated herein by reference. Segments are:

Ocean transportation -- carrying freight between various U.S. and Canadian West Coast, Hawaii and Western Pacific ports, and providing terminal services.

Property development and management -- developing, managing and selling residential, commercial and industrial properties.

Food products -- growing, processing and marketing sugar, molasses and coffee, and generating and selling electricity.

As discussed in Note 4, the net assets of the container leasing segment were sold in 1995.

Alexander & Baldwin, Inc.

Directors

MICHAEL J. CHUN (52)*
President, The Kamehameha Schools
     (educational institution)
JOHN C. COUCH (56)
Chairman of the Board, President and
     Chief Executive Officer,
     Alexander & Baldwin, Inc.
     Chairman of the Board and
     Chief Executive Officer,
     A&B-Hawaii, Inc.
     Chairman of the Board,
     Matson Navigation Company, Inc.
LEO E. DENLEA JR. (64)*
Chairman of the Board, President
     and Chief Executive Officer,
     Farmers Group, Inc. (insurance)
WALTER A. DODS JR. (54)*
Chairman of the Board and
     Chief Executive Officer,
     First Hawaiian, Inc.
     Chairman of the Board and
     Chief Executive Officer,
     First Hawaiian Bank (banking)
CHARLES G. KING (50)**
President, King Auto Center
     (automobile dealership)
CARSON R. McKISSICK (63)*
Managing Director,
     The Corporate Development Company
     (financial advisory services)
C. BRADLEY MULHOLLAND (54)
President and Chief Executive Officer,
     Matson Navigation Company, Inc.
ROBERT G. REED III (68)**
Independent business consultant
MARYANNA G. SHAW (57)*
Private investor
CHARLES M. STOCKHOLM (63)**
Managing Director,
     Trust Company of the West
     (investment management services)
R. J. PFEIFFER (76)
Chairman Emeritus of the Board,
     Alexander & Baldwin, Inc.
     Chairman Emeritus of the Board,
     A&B-Hawaii, Inc.
     Chairman Emeritus of the Board,
     Matson Navigation Company, Inc.

Advisory Director
ALEXANDER C. WATERHOUSE (84)
Vice Chairman, Waterhouse Properties, Inc.
     (private investments)

Alexander & Baldwin, Inc.
Officers

JOHN C. COUCH (56)
Chairman of the Board, President and
     Chief Executive Officer
MEREDITH J. CHING (39)
Vice President
     (Government and Community Relations)
G. STEPHEN HOLADAY (51)
Vice President and Controller
JOHN B. KELLEY (50)
Vice President (Investor Relations)
MILES B. KING (48)
Vice President and Chief Administrative Officer
MICHAEL J. MARKS (57)
Vice President, General Counsel and Secretary
GLENN R. ROGERS (52)
Vice President, Chief Financial Officer
     and Treasurer
ROBERT K. SASAKI (55)
Vice President (Properties)

A&B-Hawaii, Inc.
Officers

JOHN C. COUCH (56)
Chairman of the Board and
     Chief Executive Officer
W. ALLEN DOANE (48)
President and Chief Operating Officer
RICHARD F. CAMERON (63)
Senior Vice President (Agribusiness)
G. STEPHEN HOLADAY (51)
Senior Vice President,
     Chief Financial Officer and Treasurer
MILES B. KING (48)
Senior Vice President (Industrial Relations)
DAVID G. KONCELIK (54)
Senior Vice President (President and
     Chief Executive Officer, California and
     Hawaiian Sugar Company, Inc.)
MICHAEL J. MARKS (57)
Senior Vice President and General Counsel
ROBERT K. SASAKI (55)
Senior Vice President (Properties)
NORBERT M. BUELSING (45)
Vice President (Property Management)
MEREDITH J. CHING (39)
Vice President
     (Government and Community Relations)
KEITH A. GOTO (52)
Vice President (Labor Relations)
JOHN B. KELLEY (50)
Vice President
STANLEY M. KURIYAMA (42)
Vice President
     (Land Planning & Entitlements)
JUDITH A. WILLIAMS (52)
Vice President
     (Corporate Planning & Development)
ALYSON J. NAKAMURA (30)
Secretary
THOMAS A. WELLMAN (37)
Controller

Matson Navigation Company, Inc.
Officers

JOHN C. COUCH (56)
Chairman of the Board
C. BRADLEY MULHOLLAND (54)
President and Chief Executive Officer
RAYMOND J. DONOHUE (59)
Senior Vice President and
     Chief Financial Officer
MILES B. KING (48)
Senior Vice President (Human Resources)
GARY J. NORTH (51)
Senior Vice President (Operations)
     (President and Chief Operating Officer,
     Matson Terminals, Inc.)
KEVIN C. O'ROURKE (49)
Senior Vice President and General Counsel
PAUL E. STEVENS (43)
Senior Vice President (Marketing)
RICHARD S. BLISS (57)
Vice President (Area Manager, Hawaii)
ROBERT L. DAWDY (51)
Vice President (West Coast Operations)
BRANTON B. DREYFUS (42)
Vice President
     (Area Manager, Southern California)
JOHN C. GOSLING (59)
Vice President (Engineering)
PHILIP M. GRILL (48)
Vice President (Government Relations)
DALE B. HENDLER (42)
Vice President (Information Services)
MERLE A. K. KELAI (64)
Vice President (Community Relations and
     Government Affairs)
RONALD H. ROTHMAN (54)
Vice President (Industrial Relations)
MICHAEL J. MARKS (57)
Secretary
TIMOTHY H. REID (49)
Treasurer
JOSEPH A. PALAZZOLO (47)
Controller

     *    Audit Committee Members
     **   Compensation and Stock Option
          Committee Members

All ages as of March 31, 1996


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

1    Wholly owned unless otherwise indicated
2    A cooperative owned with other Hawaii sugar companies



Investor
Information


Annual Meeting
The Annual Meeting of Shareholders will be held in the Plaza Meeting Room on the ground floor of Amfac Center, 745 Fort Street, Honolulu, Hawaii at 10 a.m. on Thursday, April 25, 1996.

Investor Information
Shareholders having questions about A&B are encouraged to write to John C. Couch, Chairman of the Board, President and Chief Executive Officer; or Michael
J. Marks, Vice President, General Counsel and Secretary.

Inquiries from professional investors may be directed to John B. Kelley, Vice President, Investor Relations. Phone (808)525-8422.

Form 10-K
Shareholders may obtain a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge, by writing to Michael J. Marks, Vice President, General Counsel and Secretary, Alexander & Baldwin, Inc., P.O. Box 3440, Honolulu, HI 96801-3440.

Transfer Agent & Registrar
CHEMICAL MELLON
SHAREHOLDER SERVICES, L.L.C.
San Francisco, California

For questions regarding stock certificates or dividends, representatives of the Transfer Agent may be reached at 1-800-356-2017, between 8a.m. and 8p.m. Eastern Time.

Auditors
DELOITTE & TOUCHE LLP
Honolulu, Hawaii