Form 10-K, Exhibit 13
period 1996-12-31
ALEXANDER & BALDWIN INC
filed 1997-03-27
CIK 3453

EXHIBIT 13


Contents

  1    Financial Highlights
  1    Review of Operations
  3    Letter to Shareholders
  8    Matson
 12    ABHI
 21    General Information
 21        Board of Directors
 21        Management, Organization
 21        Common Stock
 22        Dividends
 22        Credit Ratings
 22        Quarterly Results
 23    Financial Report
 42    Directors and Officers
 44    Parent Company, Principal Subsidiaries and Affiliates

Inside Back Cover
       Investor Information


Inside Front Cover (On the cover): Stand-out employees are featured throughout the 1996 annual report. They represent, by example, all of their compatriots--the loyal and hardworking members of the A&B family of companies.

(Clockwise, from upper right) Captain Norman A. Piianaia of Matson; Utility Truck Driver-Semi, Lei G. Jarnesky of HC&S; Norbert M. Buelsing, Senior Vice President, Property Management (left), and Lishan Z. Chong, Senior Financial Analyst (right), of A&B Properties; and (left to right) S. Guy Isobe, Manager, Customer Service Susan Hayman, Manager, Customer Service, Carey L. DeMers and Raymond J. Parker, Supervisors, Telemarketing & Data Administration, of Matson.

FINANCIAL HIGHLIGHTS

                                       1996              1995          Change

Revenue                           $ 1,232,568,000   $ 1,020,455,000      21%
Net Income                        $    65,285,000   $    55,755,000      17%
     Per Share                             $ 1.44            $ 1.23      17%
Cash Dividends                    $    39,860,000   $    40,035,000    -0.4%
     Per Share                             $ 0.88            $ 0.88      -
Average Shares Outstanding             45,303,000        45,492,000    -0.4%
Total Assets                      $ 1,800,622,000   $ 1,801,237,000      -
Shareholders' Equity              $   684,328,000   $   649,678,000       5%
     Per Share                             $15.09            $14.35       5%
Return on Beginning
     Shareholders' Equity                   10.0%              8.8%      -
Current Ratio                            1.4 to 1          1.4 to 1      -
Ratio:  Debt and Capital Leases
     to Total Capital                   0.40 to 1         0.45 to 1      -
Employees                                   2,960             3,076      -4%


REVIEW OF OPERATIONS

[Graph showing the Company's operating profit by source 1986-1996.]

Alexander & Baldwin, Inc. is a diversified corporation with the majority of its operations centered in Hawaii. Its principal business segments are:

Ocean Transportation
Property Development and Management
Food Products

Alexander & Baldwin, Inc. was founded in 1870 and incorporated in 1900. A&B's common stock is traded on the NASDAQ Stock MarketSM under the symbol ALEX.

Headquartered at:
     822 Bishop Street
     Honolulu, Hawaii

The Company's mailing address is:
     P. O. Box 3440
     Honolulu, HI  96801-3440

     Telephone:  (808) 525-6611
           Fax:  (808) 525-6652


[Photo caption: Portraying A&B's three business segments and illustrating key 1996 business events (from top to bottom): the dramatic financial turnaround by C&H sugar is represented by familiar products coming together, as C&H liquid sugar is delivered to a Gatorade processing facility in the San Francisco Bay area; Matson's new Guam service, inaugurated in February, is illustrated by the S.S. Chief Gadao, departing from Apra Harbor in Guam for destinations in Korea and Japan; and, last, exemplifying property value in the portfolio, the highly successful Kmart in Kahului, Maui, which was built on a seven-acre parcel that was first ground leased by A&B in 1993 and sold during 1996.]

[Photo caption: John C. Couch, Chairman of the Board, President and Chief Executive Officer, Alexander & Baldwin, Inc.]


[Photo caption: A Matson container arrives on the job site of the new Hawaii Convention Center scheduled to open in 1998. With the present lackluster economy limiting the amount of construction activity, Matson has actively pursued prime contractors and subcontractors for the major projects underway and in the works, successfully being named project transportation company for the Center and for the striking new 30-story First Hawaiian Center in downtown Honolulu.]


Fellow Shareholders

    Key decisions made in the past few years were the basis for the success we enjoyed in 1996. Our achievements during the year were satisfying because much of what we set out to do was accomplished in spite of some unusual challenges. Measurable progress was made in several areas as we sought to reduce costs, strengthen our competitive positions and open up new market opportunities. Earnings improved significantly and we continued to build a foundation that will help ensure future growth.

    Economic events in 1996 unfolded about as we had expected--Hawaii's economy improved little. A moderate upturn in the visitor industry was very nearly offset by continued weakness in construction. Initiatives intended to improve our earnings--independent of the near-term performance of the Hawaii economy-- led to record revenue for the Company and a more diversified earnings mix. Unfortunately, unanticipated and largely uncontrollable cost increases in ocean transportation had an adverse impact on margins in that business. In the face of a weak economy in Hawaii, earnings growth for the Company resulted largely from improvements in our food products business, but these were augmented by solid results from our property development and management operations and by the contribution from Matson Navigation Company, Inc.'s (Matson's) new Guam service.

    Noteworthy in 1996 were four accomplishments. Foremost was the impressive turnaround at California and Hawaiian Sugar Company, Inc. (C&H)--our sugar refining and marketing unit. C&H achieved a substantial improvement in its operating results. The improvement resulted primarily from higher sales revenue, due to increases both in sales volume and net selling prices, and from significant cost savings resulting from the major restructuring of the business early in the year.

    Second was the favorable level of 1996 property sales. Given the prevailing economic climate, it was a considerable achievement to realize $32 million in sales--while retaining satisfactory margins. An encouraging component of that success was our new Maui Business Park, where the Company enjoyed a strong start to its long-range plans to develop a total of 240 acres near Kahului Airport for commercial and light industrial uses.

    Third was the startup of Matson's new Guam service. The largest single investment in the Company's history--$178 million for ships, hardware and software--is generating an additional $70 million of revenue in a business we already know well--ocean transportation. Because these revenues are derived from markets outside Hawaii, they help diversify the Company's sources of earnings. The potential for significant operating synergies with Matson's Hawaii service also has begun to be realized.

    Implementing the Guam service, however, has proven to be a greater challenge than we anticipated due, in part, to the complexity of integrating it into our already busy marine terminals on the West Coast and in Hawaii. Adding enormously to that start-up challenge, but unrelated to it, has been resistance by some West Coast longshore workers to a new master contract. Although ratified in the fall by a majority of the union membership, certain local units continue their strong opposition to some of the contract's provisions. The result has been continuing disruptions by dissident groups at various West Coast ports, which have affected operations and significantly increased operating costs for all steamship companies calling at those ports during the second half of 1996. While industry-wide efforts are focused on resolving the problems as early as possible, at this writing, the disturbances continue to impact Matson's operations adversely.

    The fourth important accomplishment was the orderly phase-out of sugar operations at our nearly century-old sugar plantation, McBryde Sugar Company, Limited, on the island of Kauai. Because of chronically poor yields, the sugar operations at that plantation had been a drain on profits for several years. The last harvest was completed on schedule in September and produced 21,000 tons of sugar from 4,025 acres. At its peak in 1987, the plantation encompassed 12,500 acres and produced 58,300 tons of sugar. Years of planning and close cooperation with, as well as support from, the employees, their union and the community greatly eased the burden of the difficult task of dis-continuing this historic operation. While coffee, seed corn and other crops already are being cultivated on some of the land, this watershed event marked the end of an era for A&B on Kauai.

[Photo caption: A welcome for the first voyage. A traditional welcome for the first Matson arrival in Guam on February 22, 1996. Guam Governor Carl Gutierrez and Matson CEO C. Bradley Mulholland led the dignitaries on hand to welcome the first arrival and to note the importance of ocean transport to Guam's island community.]

[Photo caption: With the slopes of Haleakala seen in the background, Maui Marketplace rapidly rises to meet Maui's consumer and visitor shopping needs. Built on land leased or purchased from A&B, the 295,000 square-foot retail center will open in May 1997. Activity at Maui Marketplace will enhance the value of the balance of lots at Maui Business Park, 240-acre development.]

Improved Financial Results

    In 1996, A&B's net income was $65.3 million, a 17-percent increase from 1995's net income of $55.8 million. Earnings per share were $1.44, versus $1.23 in 1995.

    Incorporated in the 1995 figures were a $5.1 million after-tax charge for the closure of the Kauai sugar operations, a $2.4 million charge to write-down certain C&H assets, an $18.0 million gain on the sale of Matson Leasing Company, Inc., and $5.3 million of income earned by Matson Leasing prior to its sale in June 1995. In 1996, a portion ($2.9 million) of the charge for the sugar plantation closure was reversed because actual costs were less than expected. Excluding the Matson Leasing impacts, net income from continuing operations more than doubled, to $65.3 million in 1996 from $32.4 million in 1995.

    The annual dividend rate remained at $0.88 per share throughout 1996. The nearly $40 million paid to shareholders in dividends during the year represented about 61 percent of reported 1996 earnings.

    Free cash flow (i.e., cash from operations, less cash used for investing) was $91.4 million. Besides the dividend payments, this cash flow provided funds to reduce debt by $59.9 million. The Company's debt to total capital ratio was 40 percent at year-end 1996, compared with 45 percent a year earlier.

[Photo caption: Hawaii-grown sugar is unloaded at C&H's refinery in Crockett, Calif. from the 37,000 ton Moku Pahu. The vessel is owned by HS&TC, a growers' cooperative, and operated, under contract, by Matson.]

Matson Implements New Services

    Recognizing that the prospects for an extended period of slow growth for Hawaii were increasingly likely, Matson's strategic plans have two principal goals. First is to find and pursue new business activities that will increase the utilization of its valuable capital assets--its ships, container equipment and marine terminals. Second is to reduce costs.

    During 1996, the focus was on improved asset utilization. In February, Matson and APL Limited (APL) inaugurated a joint service. In this service, five vessels, in sequence, call weekly at Hawaii and Guam, carrying Matson cargo, and then proceed to five ports in the Far East, loading cargo for APL before returning to the West Coast.

    Because Guam's economy has been relatively strong and customers have responded well to Matson's entry into the market, Matson enjoyed good cargo volume in the trade. APL also books westbound cargo destined for the Far East on the ships, if space is available. With a strong export trade, especially in the early part of 1996, this volume also was higher than Matson had anticipated. Overall, revenue in the new Guam service has surpassed our initial expectations.

    In addition, Matson has been operating a vessel in a pioneering Pacific Coast "shuttle" service (PCS) since mid-1994. Competing directly with established rail and truck carriers, the volume in this north/south coastwise trade has grown steadily but slowly. A significant step in the continued development of this business occurred this past summer. In July, the Columbus Line/Blue Star Line consortium, which serves New Zealand, Australia and the U.S. West Coast, announced that it would cease multiple port calls by its own vessels on the U.S. West Coast and, instead, would utilize Matson's PCS.

    Insofar as Matson's Hawaii service is concerned, the results were disappointing. The State's lackluster economic growth, the depressed construction industry, reduced automobile shipments and strong competition led to cargo declines. Also, Matson faced unanticipated and temporary cost increases. In addition to the increased cargo handling costs resulting from the labor disturbances already noted, the cost of fuel oil increased 32 percent between the fall of 1995 and 1996, necessitating two rate actions to help offset the higher fuel costs.

Solid Property Sales Activity--Commercial and Residential--in 1996

    The lackluster Hawaii economy also continued to present a special challenge to our property development and management business. With a large number and variety of projects and properties available, A&B was able to take advantage of several unusual sales opportunities in 1996 in spite of the general market weakness.

    Maui Business Park is the largest and most promising of our near-term commercial developments. On a 20-acre parcel largely leased but, in part, purchased from A&B in 1995, construction of a 295,000 square-foot retail center is nearly complete. The new center features Eagle Hardware, Borders Books and Music, Office Max and Sports Authority, among others. To date, 68 percent of the 42-acre first phase of the project has been leased or sold. Revenue on the four lots sold in 1996 averaged $30 per square foot, or $1.3 million per acre. Interest in the project is expected to increase when the major stores in the complex open later this year.

    Among the Company's several residential projects, the most notable is Ku'au Bayview, a 92-home project on Maui's North Shore near the famous Hookipa Park windsurfing beach. A&B has been constructing homes on the developed lots there only when firm purchase commitments are in hand. First available for sale in April 1996, to date, 32 homes have been sold in the project and an additional 19 homes are in escrow.

    A&B's diversified portfolio of commercial properties generates about $24 million per year in operating profit, split nearly evenly between Mainland and Hawaii locations. The 2,170,000 square feet of Mainland property, located in a number of Western states, is 97-percent occupied, reflecting predominantly healthy economies in those markets. The Hawaii portion of the portfolio (670,000 square feet) is about 86-percent occupied, indicative of a weaker economy in Hawaii and the impact of large, new discount retailers.

[Photo caption: C&H is the leading brand of sugar in the West. Its distinc-tive packaging is traditional in appearance, symbolizing for many Western households the generations that have depended upon the quality of C&H products.]

C&H Leads Food Products Improvement

    Among all of A&B's operations, the Food Products segment made the most dramatic improvement in 1996. The improvement in sugar refining and marketing, by C&H, was especially gratifying.

    Demand for C&H's refined cane sugar increased significantly during the year, reflecting a smaller domestic beet sugar crop. At the same time, C&H's financial results benefited from lower refining costs made possible by the restructuring of C&H's refining operations last year, and by the start-up of a new cogeneration plant that provides lower-cost process steam and electric power to the refinery.

    While the cost of raw cane sugar, C&H's primary raw material, remained relatively high, improved productivity, reduced costs, higher sales volumes and higher net selling prices all contributed to the turnaround in C&H's performance. During the year, C&H refined and sold more sugar than it had in any of the previous ten years and it supplied about seven percent of total U.S. sugar consumption.

    In response to reduced supplies of raw sugar on the island of Oahu and increased competition from high fructose corn sweeteners in the Hawaii market, C&H concluded that the long-term outlook for sugar refining in Hawaii was no longer attractive. Accordingly, C&H closed its small refinery on Oahu at the end of the year and centralized all sugar refining operations at its refinery in Crockett, Calif.

    During the first quarter of 1996, the Federal Agriculture Improvement and Reform Act was passed and signed into law. Although this new agricultural legislation, which governs all commodity programs, contains sugar program provisions that still present problems for cane sugar refiners like C&H, its enactment added some welcome stability to sweetener markets. The Company remains active in communicating the industry's continuing concerns to Congress and to the U.S. Department of Agriculture, the agency responsible for administering the law.

    Although the Company's sugar operations on Kauai were phased-out, sugar production is increasing on Maui at A&B's 36,000-acre Hawaiian Commercial & Sugar Company (HC&S). Total production at HC&S was 201,000 tons in 1996. Sugar yields and overall production increased more than four percent, reflecting changes in agronomic practices. The benefits of these changes are expected to increase in subsequent years. Similarly, improvements at Island Coffee Company, Inc. on Kauai resulted in a harvest of 2.4 million pounds of green coffee, an increase of 37 percent compared with 1995 production. The primary challenge facing this developmental coffee business is in marketing, as we seek to develop new markets and channels of distribution for our estate-grown specialty coffee.

Outlook for 1997, Beyond

    The consensus of several recent economic forecasts is that the growth rate for Hawaii's real gross state product will be about two percent in 1997. These modest projections assume no significant detrimental effect of a weaker Japanese yen on the number of visitors traveling to Hawaii from Japan.
Japanese visitors have fueled Hawaii's modest growth in tourism for the past several years. About two million of the State's nearly seven million annual visitors are from Japan. Another important factor in today's lackluster
Hawaii economy is the depressed construction industry. None of the forecasts anticipates a construction industry recovery in 1997. Overall job creation in the State, if any, is expected to be small.

    Under this scenario, A&B's principal near-term focus is to realize the full benefits of its earlier strategic initiatives, especially the integration of the Guam service with Matson's other operations. With cargo volume and revenue in this service meeting the established goals, Matson's primary focus will be to improve productivity and lower costs. Also, satisfactory and timely resolution of the current labor difficulties on the West Coast is critical if Matson is to improve its overall performance in the near term.

    While the Food Products segment remains exposed to normal commodity risks and to occasional market distortions caused by flaws in the U.S. sugar program, the improvements achieved by C&H give us optimism that the level of financial results reached by this segment in 1996 can be sustained. Priorities will be on new marketing initiatives and on continuing to improve the cost competitive-ness of sugar refining and production. We also will continue to examine long-term strategic options for these operations, recognizing that the sweetener industry is consolidating and becoming more integrated worldwide.

    In Properties, sales and leasing activity should grow slowly, but steadily. Sales again will be challenged by adverse economic conditions, but it is reasonable to anticipate some potential upside, based upon unplanned sales opportunities that may present themselves, just as several did during 1996.

[Photo caption: For sale. Cozy. North Shore, Maui, Heaven. Sales began at Ku'au Bayview, a 92-homesite project, in April 1996. A&B's first house/lot project in this area of Maui in many years, sales of the first two phases have been active, in spite of economic concerns in the State.]

Other Matters

    With a modest 1997 capital budget, the prospects appear good for continuing A&B's strong free cash flow. Although dividend increases are considered by the Board from time to time, additional earnings momentum remains a prerequisite for dividend increases.

    In December 1996, the Board extended and expanded a previous authority to repurchase shares. The new authorization permits the purchase of an additional three million shares, representing about seven percent of the stock currently outstanding. Under the previous repurchase authorization, A&B acquired nearly
1.3 million of its shares. Share repurchase provides an additional way to benefit shareholders, while retaining the flexibility to meet other corporate capital needs.

    This year, Mr. Robert G. Reed III, who has served as a Director of A&B and its subsidiaries for eleven years, will not stand for re-election. He has been a highly capable and effective contributor to the Board's deliberations. His advice and counsel have been greatly appreciated, and we wish him all the best in his future endeavors.

    The past few years have caused many changes in the Company. Often, these changes involved difficult decisions, but they have been borne in good spirit and with a "can do" attitude by the employees of A&B. Difficult times can bring out the best in people. They also can mask or detract from strong personal contributions to our businesses. This annual report features a few employees from different units of the Company who have made significant contri-butions to our performance in 1996. Of course, many others also deserve recognition. All have helped us deal with the extraordinary challenges we have faced, and their daily efforts continue to contribute to our progress. This annual report is intended to honor them all and, on behalf of the shareholders, I want to thank them all for their dedication and commitment.

    I also would like to acknowledge the continued support and encouragement of the shareholders and the Board of Directors.


John C. Couch
Chairman of the Board,
President and Chief Executive Officer

February 21, 1997

[Photo caption: C. Bradley Mulholland, President and Chief Executive Officer, Matson Navigation Company, Inc.]

MATSON

    Operations of the ocean transportation segment of A&B are conducted by Matson Navigation Company, Inc. (Matson), a wholly owned subsidiary headquartered in San Francisco. Matson is the principal carrier of containerized cargo and automobiles between the U.S. Pacific Coast and Hawaii, utilizing container ships and combination container/trailer ships in regularly scheduled service between Hawaii and Los Angeles, Oakland and the U.S. Pacific Northwest. This core Hawaii service includes the transshipment of cargo by barges operating between Honolulu, on Oahu, and the islands of Hawaii, Maui and Kauai. In February 1996, Matson began a new service to Guam as part of an alliance with APL Limited (APL). The Guam service offers sailings from Oakland to Honolulu and Guam, then on to ports in Korea and Japan, returning to Los Angeles. Matson also operates a containership service that operates along the West Coast, as well as a container-barge service between Honolulu and several mid-Pacific islands. Matson subsidiaries offer stevedoring and terminal services, intermodal transportation services and harbor tugboat services.

    Matson's goal is to be customers' preferred provider of cargo transportation services by offering high-value services characterized by reliability, frequency, efficiency and ease-of-use.

OPERATING RESULTS

    In 1996, ocean transportation operations provided 54 percent of both A&B's revenue and its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis on page 27.


                           1996             1995              1994
                           ----             ----              ----
                                       (in thousands)

Revenue                  $ 661,586        $ 593,807         $ 604,754
Operating Profit*        $  81,618        $  87,769         $  97,319

*Before interest expense, corporate expense and income taxes

HAWAII SERVICE CARGO

    In contrast to its history of rapid, reliable economic growth since Statehood in 1959, the Hawaii economy, since 1991, has had very modest, or no, growth. This, and competitive factors, fundamentally have limited the poten-tial growth of Hawaii service volume. Although Hawaii's visitor industry experienced moderate growth during 1996, the statewide job count, especially in the construction industry, continued a cyclical decline. These factors nearly offset the benefit of the greater number of visitors. To help counter-act these factors and to capitalize on its strengths in customer service, Matson has focused its marketing efforts on serving as the designated project carrier for large construction and other projects, and by tailoring its service package to meet shippers' specific needs.

                              1996              1995               1994
                              ----              ----               ----

Freight (Units)             152,100           157,200            173,300
Automobiles                  83,100           107,100            116,800

     In 1996, total Hawaii service containerized freight volume was about three percent less than the 1995 level. Cargo volume in 1994 benefited from a 24-day strie that shut down a principal competitor.

    Total automobile shipments in 1996 were about 22-percent lower than in 1995, due to several factors. The number of cars shipped to and from Hawaii for use in rental-car fleets was lower due to fewer purchase incentives offered to rental car companies by the auto manufacturers. Shipments of privately owned cars also declined, as a result of reduced transfers of military personnel and competitive losses resulting from a competitor's eastbound service, begun in mid-1995.

1996 PROGRESS

    With its inaugural sailing on February 9, 1996, Matson's new Guam service represented a significant new step for the Company. The new service comple-ments Matson's core Hawaii service while, concurrently, providing access to new markets, new sources of cargo and revenue growth, and better overall utiliza-tion of capital assets.

    Guam experienced continued high levels of visitor demand and an active level of construction during 1996. More importantly, Guam shippers gave strong support to Matson's new service. As a result, the volume of cargo carried exceeded the start-up projections for the service. In addition, Matson was able to increase revenue by selling available westbound capacity on its vessels to APL and other carriers for their cargo moving to the Far East.

    The new service permits Matson to maintain its frequency of four arrivals per week and to increase its capacity on the competitive westbound service to Hawaii. Concurrently, it reduces, by one fourth, the number and associated costs of eastbound voyages from Hawaii to the U.S. mainland, a trade where cargo demand is lower.

    Considerable progress also was made during 1996 in Matson's Pacific Coast service (PCS). Following the absence of coastwise shipping from the West Coast for many years, Matson began this innovative service in July 1994. It competes directly with traditional north/south rail and truck service. The PCS has achieved a consistent record of on-time service, a factor that is vital in attracting and retaining customers. The number of containers carried in the "shuttle" service in 1996 rose by 46 percent from the 1995 level. The PCS received a big boost from the mid-1996 announcement that the Columbus Line/Blue Star Line consortium would halt its direct service to Seattle and Oakland from Australia and New Zealand and, instead, use Matson's shuttle service from Los Angeles. This step is a strong vote of confidence in the reliability of Matson's service.

    Matson continued to expand and improve the capabilities of its centralized customer service center in Phoenix, Ariz., last year. The center handles communications for all of Matson's services which, in 1996, amounted to over
1.1 million calls, an increase of 12 percent over 1995. The average speed of answering calls was 5.4 seconds for all freight and 2.9 seconds for key accounts. Further services are being added to the center to enhance Matson's ability to serve its customers efficiently.

    In 1996, Matson received a National Transportation Quality Award from Logistics Management magazine for the fourth consecutive year. Matson also received a 1996 Quest for Quality award from Distribution magazine, this for the third consecutive year. This type of recognition is especially gratifying because both awards are based on customer-survey responses.

    Two important Matson subsidiaries continued to contribute to operations and financial results during 1996. Matson's contract stevedoring subsidiary, Matson Terminals, Inc., manages all of Matson's stevedoring operations and also serves two international carriers, helping to spread the fixed costs of terminals over greater volume. Matson Intermodal System, Inc. (MIS) arranges economical intermodal transportation throughout the U.S. for Matson and many other carriers. In 1997, MIS will celebrate its tenth anniversary. MIS also manages inland equipment for Matson and door-to-pier transportation services for many customers.

[Photo caption: Hawaii service freight units and auto carriage reflect Hawaii's flat economic performance, cutbacks in purchase incentives for rental car companies by auto manufacturers and competitive activity in the trade.]

FUEL COSTS, SHIPPING RATES

    Matson annually consumes about 2.2 million barrels of fuel in its various shipping services. By the fall of 1996, the average cost of a barrel of fuel had risen 32-percent above the year-earlier cost. As a result of this fuel cost escalation, Matson filed with the Surface Transportation Board a 1.1-percent fuel-related surcharge in its Hawaii service, effective
June 16, 1996. On December 8, 1996, Matson increased that surcharge to 1.75-percent. At the same time, Matson instituted a 1.75-percent fuel surcharge in its rates to Guam.

    On December 12, 1996, Matson filed with the Surface Transportation Board a 3.5-percent general rate increase that became effective on February 2, 1997, as scheduled. The increase was intended to help offset higher operating costs and to support ongoing investments in ships, container equipment, terminals and shoreside operations. Barring unforeseen circumstances, Matson has no plans to seek additional across-the-board increases during 1997. In the ten-year period ending in 1996, Honolulu's consumer price index rose 50 percent and the U.S. consumer price index rose 38 percent, while Matson's rates increased 32 percent.

[Photo caption: Aboard ship, the first officer stands watches at sea and also is responsible for the cargo. Chief mate of the S.S. Chief Gadao, Katherine A. Sweeney, uses hand-held radio equipment to convey cargo informa-tion to terminal managers and cargo superintendents at the Sand Island terminal in Honolulu.]

[Photo caption: Surrounded by straddle carriers, Gary J. Moniz, Manager, Facilities & Maintenance (right), and Leonard E. Picanco, Senior
Supervisor, Facilities & Maintenance (left), examine a new suspension tube dust shield. The new suspension system is made of stacked rubber doughnuts, which is replacing a high-maintenance hydraulic system. Straddle carriers are highly productive and maneuverable machines that lift and transport ocean containers within the confines of marine terminals.]

1996 LONGSHORE CONTRACT

    Following lengthy negotiations and a contentious ratification process, a new contract with the International Longshoremen's and Warehousemen's Union
(ILWU) bargaining units on the West Coast was approved on October 3, 1996. In addition, contracts with ILWU units in Hawaii were negotiated and implemented in the fall of 1996.

    Unfortunately, the West Coast contract has proven to be difficult to implement in several ports. During contract negotiations in the third quarter of 1996 and continuing in the fourth quarter of 1996 and the first quarter of 1997, after ratification, various forms of resistance to the terms of the contract caused costly disruptions to the operations of virtually all marine container terminals on the West Coast. Members of the employers' bargaining group, the Pacific Maritime Association and the ILWU continue discussions and other efforts to resolve the differences as this report goes to press.

ISSUES, PLANS TO ADDRESS THEM

    Operating Costs, Uncertain Volume Growth: The Hawaii trade is highly competitive and, since 1991, fundamental economic factors have limited the growth in cargo demand. With competitive considerations prohibiting a reduction in westbound voyages and sailing frequency, the most promising way to increase operating margins is to reduce cargo handling and terminal costs. The challenge is to accomplish these cost reductions without affecting customer service. Controlling costs and improving margins will be Matson's primary goal, and a significant challenge, in 1997.

    Special Interest Groups and the Jones Act: In 1920, Congress passed the latest version of legislation, commonly known as the Jones Act, that governs how Matson, and other companies, serve the U.S. domestic shipping trades. The present law is one of many similar laws that, since 1789, have reserved for American citizens the exclusive right to offer shipping services between two ports within the U.S. Similar laws reserve airline service, telecommunications and public utility businesses for U.S. citizens.

    During the 104th Congress, opponents of the Jones Act were unsuccessful in having hearings held to consider bills to change its provisions. Matson has been a major proponent of the broad-based Maritime Cabotage Task Force, a consortium of more than 400 entities opposed to changing the present law. Among other means, the Task Force uses its "web" page ("http://www.mctf.com") to continue to educate the public on the economic, national security, environmental and safety benefits of the Jones Act.

[Photo caption: The service may be highly automated, but we do sales the old fashioned way, by listening to our customers first hand. Manager, Sales, Pacific Northwest and 24-year Matson veteran, Ronald P. Barrett, discusses the timely movement of lumber products to Hawaii with Mike McEvoy, Hawaii Sales Agent, Matheus Lumber. Many construction materials are loaded to open, sturdy containers called flat racks. These units allow for ease of loading and discharge, and accommodate oversized cargo.]

OPERATING PROFIT OUTLOOK

    In 1997, primarily due to continued low economic growth projected for the state of Hawaii, Matson expects Hawaii service freight volume to be approximately the same as that in 1996. The number of autos carried in that trade likely will be slightly lower than in 1996. Cargo volume and revenue in the Guam service likely will rise in 1997, both due to a full year of operation, versus eleven months in 1996, and to sustained economic growth on the island. Volume and revenue also are expected to continue to rise in the Pacific Coast service. The key to reasonable growth in Matson's operating profit and margins, however, is the amount of time needed to resolve success-fully the present West Coast labor problems and, by so doing, to realize all of the synergies of the combined Matson services.

[Photo caption: W. Allen Doane, President and Chief Operating Officer, A&B-Hawaii, Inc. Mr. Doane was named Chief Executive Officer of ABHI, effective January 1, 1997.]

ABHI

    Operations of the property development and management, and the food products segments of Alexander & Baldwin, Inc. (A&B) are conducted by A&B-Hawaii, Inc. (ABHI), a wholly owned subsidiary headquartered in Honolulu. ABHI's varied operations extend from the cultivation of sugar cane in the fertile Central Valley of Maui to the refining and distribution of refined sugar products throughout the western United States, and from the development of master-planned residential communities and industrial-commercial properties in Hawaii to the investment in and management of prime commercial, light-industrial and retail properties on the U.S. mainland.

    ABHI is responsible for the stewardship of some of A&B's most valuable assets, its extensive land holdings in Hawaii. In all of its property-related activities, both in Hawaii and elsewhere, A&B strives to be a responsible steward of the land, employing its land holdings at their highest and best use, consistent with community needs.

    The extent and nature of the Company's land holdings dictate that, for the foreseeable future, the highest and best use of the vast majority of its land is for agriculture and conservation. At the present time, ABHI cultivates sugar cane and coffee on about 40,000 acres of land. Because sugar cane currently is the best crop for a large percentage of the cultivatable land, A&B is committed to improving the efficiency and profitability of its sugar operations.

    ABHI's subsidiary, California and Hawaiian Sugar Company, Inc. (C&H), is the largest producer of branded sugar in the U.S. C&H refines raw cane sugar in the San Francisco Bay Area, and distributes refined industrial and grocery sugar products throughout the western United States.

    At year-end 1996, A&B owned approximately 93,160 acres of land, including 69,180 acres on Maui, 21,940 acres on Kauai, and 2,040 acres elsewhere. An additional 3,200 acres on Maui and Kauai were leased from others. Approxi-mately 91,800 acres of land owned by A&B are planted in sugar cane and coffee or are employed in other agricultural, conservation or related uses. Currently, about 1,360 acres are fully zoned for urban use. Of the land now zoned for agriculture or non-urban use, about 2,800 acres are partially entitled and an estimated 9,700 acres have foreseeable urban-use potential.


                                 Hawaii
                        --------------------------
(In acres)               Maui      Kauai     Total    Mainland    Total
----------               ----      -----     -----    --------    -----

Fully Entitled Urban       380       840     1,220       140      1,360
Agric./Pasture/Misc     52,900     8,100    61,000     1,900     62,900
Conservation            15,900    13,000    28,900        -      28,900
                        ------    ------    ------     -----     ------
    Total               69,180    21,940    91,120     2,040     93,160
                        ======    ======    ======     =====     ======

Designated Urban           700       300     1,000     1,800      2,800
Urban Potential          6,200     3,500     9,700        -       9,700


PROPERTY DEVELOPMENT AND MANAGEMENT

SEGMENT DESCRIPTION

    The property development and management activities of A&B are conducted by ABHI and its subsidiary, A&B Properties, Inc. The large amount of land that the Company owns and the location of that land provide A&B many opportunities to serve residential, commercial and industrial markets, especially on the islands of Maui and Kauai. Information of interest to shareholders about A&B's property developments may be seen on A&B Properties' Internet home page ("http://www.abprop.com").

    The following directional statements guide the activities of A&B
Properties:
     . Initiate entitlements and related development activity on a market-paced basis;

     . Sustain a consistent flow of subdivision sales by pursuing a wide spectrum of salable projects simultaneously;

     . Provide new sources of recurring income and cash flow through leasing;

     . Develop and maintain a geographically diversified portfolio of commercial, industrial and residential properties; and

     . Redevelop existing properties in the Company's portfolio, when appropriate, to ensure they are maintained at their highest and best use.

OPERATING RESULTS

    In 1996, property development and management operations provided six percent of A&B's revenue and 26 percent of its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis on page 27.

                             1996              1995              1994
                             ----              ----              ----
                                          (in thousands)

Revenue:
    Leasing                $ 35,916          $ 34,073          $ 33,387
    Sales                    31,909            25,835            60,767
                           --------          --------          --------
       Total               $ 67,825          $ 59,908          $ 94,154
                           ========          ========          ========

Operating Profit: *
    Leasing                $ 23,875          $ 23,063          $ 23,163
    Sales                    15,307            14,497            18,522
                           --------          --------          --------
       Total               $ 39,182          $ 37,560          $ 41,685
                           ========          ========          ========

*Before interest expense, corporate expense and income taxes

1996 PROGRESS

Entitlements

    Work to obtain entitlements for urban use in 1996 focused on: continued participation in the update of the County of Maui's community plans; approval of additional agricultural subdivisions on Maui, the 1,000-acre Kukui'ula residential development on Kauai and the proposed master-planned 1,800-acre residential community at Pilot Hill Ranch in California.

    The Company continues to pursue a number of projects as part of the ten-year update of Maui's community plans. Community plans in Hawaii generally are the first step in the lengthy governmental land-approval process, creating a "blueprint" for planned development activity over the next decade. A&B is seeking various urban designations for portions of its undeveloped land within four community plan regions on Maui where most of the Company's land holdings are located. During 1996, the Makawao-Pukalani-Kula community plan was approved. Two additional plans, for Kihei-Makena and Wailuku-Kahului, may be approved in 1997.

    During the year, approvals on Maui also were sought for three agricultural lot subdivisions. Construction plans have been submitted for Haiku Makai, a 28-lot project, and for Maunaolu, a 38-lot project.

    On the island of Kauai, renewal of construction at the Company's Kukui'ula residential development continues to await improvement in the local real estate market. During the year, the Special Management Area permit for the project was confirmed and preliminary subdivision plans for the first phase were updated. A review of the development options was conducted and marketing initiatives were taken to attract potential partners for future development of the project.

    Included in the County's new general plan was designation of "planned community" for Pilot Hill Ranch, a large parcel owned by A&B and located in El Dorado County, Calif., about 40 miles northeast of Sacramento. Subsequently, A&B submitted to the County a Specific Plan for the project, the equivalent of a zoning application. The general plan anticipates development of approxi-mately 980 homes at Pilot Hill.

Development

    The largest and most prominent development activity in 1996 was the completion of construction of both the on- and off-site improvements for phase 1A (42 acres) of Maui Business Park, a light industrial-commercial project located near Maui's primary airport and commercial harbor. Construction proceeded during 1996 on Maui Marketplace, the 295,000 square-foot retail center that anchors the project. The developer's plans call for Eagle Hardware to open in March 1997 and for the center's grand opening to be in May. Borders Books and Music, Office Max and Sports Authority are additional well-known tenants. Other purchasers and lessees of parcels at Maui Business Park also started construction of new facilities during the year.

    Residential construction in 1996 included model and finished homes at Ku'au Bayview, a 21-acre, 92-lot residential project located at Pa'ia on Maui's rural North Shore. Site work also was substantially completed at Kauhikoa East, a 24-acre, nine-lot agricultural subdivision adjacent to a similar, but larger, project nearby called Haiku Mauka, which sold out in early January 1997.

[Photo caption: Working with the buyers sells homes. Christine H. Camp, a Project Manager with A&B Properties, can be analyzing real estate investment plans one day, inspecting the job site the next, and greeting buyers the next. A&B project managers are responsible for the ultimate success of assigned projects, no matter what task needs doing.]

Sales Activity

Sales of Improved Industrial-Commercial Lots

    At Maui Business Park, four lots were sold and three leased during 1996. The purchases included sites for the first combination McDonald's/Chevron facility in the State, a mortuary and a parcel delivery facility. Selling prices averaged $30 per square foot, or $1.3 million per acre. The leases were for a public storage facility. Through year-end 1996, a total of 13 lots have been sold or leased in the project, including two additional lots for Maui Marketplace. This represents 68 percent of its salable acreage. The opening of Maui Marketplace in May is expected to stimulate increased interest in the remainder of phase 1A and in subsequent phases of the project as well. In all, Maui Business Park ultimately is planned to comprise about 240 acres.

     Project          Total Units   Available In   Sold/Leased   Available In
                                        1996         In 1996         1997

Maui Business Park         32            28            4/3            21
(Phase IA)

    In 1996, A&B sold to Hawaii-based buyers two developed Maui sites with long-term ground leases. The larger transaction was about seven acres, with a highly successful Kmart store, for about $9.5 million. The other sale was a 1.5-acre commercial site for about $2.8 million. In both cases, the proceeds have been, or are planned to be, reinvested in other income-producing properties.

    The Stangenwald Building, a six-story historic office building located in downtown Honolulu, close to A&B's headquarters, was acquired as a replacement property. The 28,000 square-foot property was purchased for about $2.8 million. The Kmart sale proceeds will be used to acquire other replacement properties in Hawaii and on the U.S. mainland.

[Photo caption: Part of A&B's leased property portfolio, the 28,000 square-foot Apex Building in Kahului, Maui, added new tenants during 1996. With its year-end 1996 occupancy level at 75 percent, the Apex Building continues to attract tenants with connections to the visitor industry and active outdoor sports, a growing niche market.]

[Photo caption: The new, 295,000 square-foot Maui Marketplace brings new retailers to the island and anchors A&B's Maui Business Park. It also illustrates the responsibilities that A&B entrusts to employees. Paul W. Hallin, a Project Manager with A&B Properties (left), confers with Kirsten Petersen of Kiewit Pacific Co., A&B Properties colleague, Talbot K. Shibley, Construction Project Manager, and Mike Ishikawa of Sato & Associates, regarding construction progress.]

Residential Sales

    In April 1996, sales began with the opening of two model homes at Ku'au Bayview. Strong response to the first, 35-home phase has led to release for sales of the second phase. Prices for the 30 units sold during 1996 averaged $229,000 for the 1,008 to 1,639 square-foot homes.

   Project         Total Salable   Available In   Sold In 1996   Available In
                       Units           1996                         1997

Ku'au Bayview            92             92             30             62
Kahului Ikena           102             81             31             50
Haiku Mauka              39             10              9              1
Eleele Nani II          146              6              2              4

    Marketing and sales of other residential projects continued in 1996. On Maui, there were 31 sales at Kahului Ikena, a 102-unit condominium development in central Kahului. In response to the sluggish real estate market, various buyer-incentive programs were initiated, including a successful lease-to-own package. Sales during 1996 averaged $134,000 per unit. Agricultural lot sales continued at Haiku Mauka, a 39-lot development. Sales in 1996 averaged $155,000 for each of the roughly two-acre lots. The last lot closed in January 1997. Nearby, site construction is nearly complete on a nine-lot, similar development called Kauhikoa East.

[Photo caption: Hands-on, literally. When the task involves every inch of the "territory," there is no better way to be in charge than to see things first-hand. Leigh K. Fukutomi, Superintendent, Irrigation - Pa'ia, for HC&S, is responsible for water flow to a large portion of HC&S' 36,000-acre thirsty sugar crop.]

Leased Property Portfolio

Hawaii Portfolio

    The Hawaii leased-property portfolio consists of about 670,000 square feet of improved leasable space, and ground leases for about 270 acres for commercial use and about 5,000 acres for agricultural uses. Hawaii's economic circumstances and changes in retailing due to the entry of large discounters made rates very competitive in 1996. Occupancy of the Company's improved properties in Hawaii averaged 86 percent over the course of the year.

    The newest building in this portfolio, 28,000 square-foot Apex Building in Kahului, has become identified successfully with high-quality recreational retailing, its target market niche. About 75-percent occupied at year-end 1996, its tenants include windsurfing, cycling and sailing shops, as well as a tour operator serving overseas visitors. Several sites nearby, on a total of about seven acres, are available in 1997 for ground leases or build-to-suit development.

    On Kauai, A&B Properties took on management of 1,200 acres formerly used for sugar cultivation. Of these, a total of 700 acres were leased to others for seed corn, papaya and other diversified crops. Another 227 acres have been developed as an agricultural park. Most of the remaining land will be utilized for pasture.

Mainland Portfolio

    With relatively strong economic activity in many Western states, A&B's 2.17 million square-foot Mainland leased-property portfolio enjoyed high and very stable occupancy levels, averaging 97 percent over the year.

    During 1996, new leases were negotiated for the 246,000 square-foot office-manufacturing site in Cupertino, Calif. formerly known as the DEC Building. During 1996, Hewlett-Packard Co. occupied two of the site's three buildings under a sublease and has agreed to a new three-year lease starting in August of this year. A third building will continue to be leased by Digital Equipment Corp.

ISSUES, PLANS TO ADDRESS THEM

 . Hawaii Real Estate Demand: Although forecasts call for the State's economy to strengthen modestly, real estate markets in the State remain depressed. Downward pressure continues on lease rates. The introduction of value retailing benefits A&B through sales and new lease income, but the new competitors also jeopardize the future of many existing retailers who also, in many cases, are A&B tenants. The Company's substantial land inventory provides some flexibility to be responsive as opportunities develop, but the present market circumstances call for great care and selectivity.

 . Kauai Economy, Kukui'ula Development: With a small population, estimated at about 50,000, and a historic dependence on agriculture and tourism, Kauai still is struggling to restore growth to its economy following the 1992 hurricane. A&B will continue to defer further investment in its Kukui'ula project until prospects for housing and commercial demand improve. During 1997, the County may begin to update the Kauai general plan. This process could be sensitive, due to the present economic concerns.

OPERATING PROFIT OUTLOOK

    Property leasing revenue and operating profit are expected to be slightly higher in 1997 than in 1996. The leased property portfolio is expected to improve its results, due to full-year higher occupancy rates for existing properties and selectively higher rents.

    Property sales are difficult to forecast, in part because they often are opportunistic. For properties where the Company has formulated 1997 marketing and sales plans, the projected revenue and operating profit likely will be somewhat lower than that realized in 1996. Opportunistic sales, although not included in this outlook, will be pursued.

    The value added to the property portfolio by entitlements is not measured in the financial statements. The lengthy and complex process of gaining entitlements will continue in 1997 through participation in community plans and via site-specific applications in Hawaii and on the Mainland.

[Photo caption: Thanks to the richness and quantity of its land, A&B is committed to sugar growing in Hawaii. In fact, the HC&S plantation has added 740 acres of new sugar plantings in the past 3 years. Evangeline E. Casem helps survey a former pineapple field, now leased by A&B for sugar cultivation, layout of drip irrigation hardware and cane plantings.]

[Photo caption: One of the "unsung" jobs in sugar is also one of the most important. Harvesting and cutting of "seed cane" provides the planting stock for about 18,000 acres planted each year. With the proper care and scheduling, seed cane production is balanced with planting needs. Here, Glenn
M. Wilbourn, General Superintendent, Land Preparation and Seed Operations (center), reviews a seed cutter machine's maintenance record with Wilfred M. Vasquez, Mechanic Journey Worker, and Danidean K. Poouahi, Maintenance Mechanic-Learner.]

FOOD PRODUCTS

SEGMENT DESCRIPTION

    ABHI's food products segment includes the sugar production operations of Hawaiian Commercial & Sugar Company (HC&S) on Maui, the coffee production and marketing activities of Island Coffee Company, Inc. (Island Coffee) on Kauai, as well as the sugar refining and marketing operations of California and Hawaiian Sugar Company, Inc. (C&H). ABHI is the largest sugar producer in Hawaii, growing about 51 percent of the State's total crop in 1996. HC&S produces raw sugar, molasses and salable electric power. Salable hydro power also is produced by an ABHI subsidiary on Kauai. Island Coffee produces and markets green coffee for sale in the U.S. and internationally, and roasted and packaged Kauai Coffee for sale in Hawaii. Island Coffee is the largest coffee grower in the U.S. C&H is the only sugarcane refiner in the western United States, supplying to consumer and industrial markets about seven percent of the refined sugar produced in the country.

    On September 13, 1996, sugar production operations ended, in accordance with the previously announced schedule, at McBryde Sugar Company, Limited on Kauai. In spite of major efforts over the years, the plantation consistently was unprofitable, primarily due to its small size and low sugar yields.

    A&B remains committed, however, to healthy and efficient agricultural operations in Hawaii as the best way of utilizing large tracts of the Company's lands. The Company's three-part strategy regarding food products operations is:

 . While taking initiatives to reduce operating costs and increase efficiency, provide for long-term operating success at C&H through investments in the refinery and the C&H brand, pursue mutually-beneficial opportunities to form alliances with other companies in the food products industry and support a balanced federal farm program as it pertains to sugar;

 . Increase production, increase yields and lower costs at HC&S; and

 . Produce and market a Kauai coffee at Island Coffee.

OPERATING RESULTS

    In 1996, food products operations provided 41 percent of A&B's revenue and 18 percent of its operating profit. For explanations of year-to-year changes in results, please refer to Management's Discussion and Analysis on page 27.

                              1996            1995            1994
                              ----            ----            ----
                                         (in thousands)

Revenue                     $ 499,667       $ 363,944       $ 441,209
                            =========       =========       =========
Operating Profit/(Loss):*
    Before plantation       $  22,239       $ (19,697)      $    (418)
      closure
    Plantation closure          4,624          (8,100)             -
                            ---------       ---------       ---------
      Total                 $  26,863       $ (27,797)      $    (418)
                            =========       =========       =========

*Before interest expense, corporate expense and income taxes

[Photo caption: David G. Koncelik, President and Chief Executive Officer, California and Hawaiian Sugar Company, Inc.]

1996 PROGRESS

C&H

    The fundamentals of C&H's sugar refining business changed dramatically between 1995 and 1996. The new legislation governing agriculture -- the Federal Agriculture Improvement and Reform Act -- did not correct the problems the old legislation created for the cane sugar industry. The new legislation did, however, reduce the uncertainty and price volatility that had made the previous year so difficult for all U.S. cane sugar refiners.

    On the demand side, U.S. consumers continue to use more sweeteners. Although the growth rate is low, normally between one and three percent annually, the absolute amount of the increase is quite large, from 100,000 to 300,000 tons. In 1996, increased consumption and a reduced supply of beet sugar increased market opportunities for cane sugar refiners. Increased demand for refined cane sugar products led, in turn, to significantly higher sales volume and moderate strengthening of both industrial and retail prices.

    The magnitude of C&H's year-to-year increase in total sales volume, some 37 percent, was even greater than for the industry as a whole, because C&H's 1995 sales had been reduced significantly by a six-week strike. Demand was greater for both industrial and commercial sugar products. Normally, industrial and commercial sugar product sales each make up about half of C&H's sales volume.

    C&H's raw (unrefined) sugar costs, which are based predominantly on the No. 14 (New York spot) price for domestic sugar, remained relatively high during 1996. These prices are affected by the new federal legislation, and fluctuate continually in response to the way that the U.S. Department of Agriculture administers the raw sugar import quota.

    With relatively high fixed costs, higher sales and higher production are very important to C&H. Total refinery output during 1996 was the highest it had been since 1985.

    C&H's profitability also benefited from a restructuring of the refinery at year-end 1995. At that time, the refinery work force, bargaining and non-bargaining employees alike, was reduced to three-quarters of its previous size.

    Refinery operating costs also benefited from the May 1996 start up of operations of a 240-megawatt cogeneration plant, built by a third party, adjacent to C&H's Crockett, Calif. refinery. Using natural gas to produce steam and electricity, the plant supplies process steam and electric power to the C&H refinery, substantially reducing its energy costs. In addition, because of this new energy supply, C&H was able to close down its own, far older, power plant and avoid significant capital investments needed to fulfill current required emissions and other standards.

    At the end of 1996, a small, special-purpose refinery, located on leased land in Aiea on Oahu, Hawaii, was shut down. A pretax charge of $2.3 million was provided against 1996 earnings. Built to supply liquid sugar to beverage and food producers in Hawaii, closure of Oahu sugar plantations made continued operation of this plant impractical. Much of the operating equipment will be moved to Crockett, where it will continue to be utilized to make liquid sugar products.

[Photo caption: At C&H, Jon A. Wolthuis, Vice President - Refinery Operations, does a big job. Along with Nazeer E. Doomun, Operations Manager, he looks over the facilities of the Crockett sugar refinery, with a capacity exceeding 700,000 tons per year. With responsibility for attaining that production level -- on time and within budget -- and managing the skills of more than nearly 500 employees, every moment is active.]

Agribusiness

    Sugar - With the cessation of sugar cultivation on Kauai, HC&S, on Maui, is the focus of A&B's sugar cultivation. The largest sugar producer in Hawaii, HC&S made progress during 1996 in implementing steps to improve its sugar yields and add to the amount of acreage under cultivation. These steps will continue in 1997 and beyond. Greater production benefits HC&S, due to the high fixed cost component of plantation operations. C&H also benefits from greater HC&S production, due to the high quality and lower delivered cost of Hawaii-produced sugar, versus other sources of supply.

    Labor negotiations are under way at HC&S with the sugar production and clerical units of the International Longshoremen's and Warehousemen's Union.
In recent years, these contracts have been renewed for short periods due to the uncertainty over farm legislation. The Company expects that new contracts will be negotiated in the normal course of business.

    Coffee - Total green coffee produced during the 1996 harvest by Island Coffee, approximately 2.4 million pounds, was about 37-percent higher than that of 1995. Sales and marketing efforts were increased in 1996. Along with the task of selling the product, these efforts are aimed at strengthening awareness in the marketplace of estate-grown Hawaii coffee as a specialty product, meriting premium pricing. In 1997, quality of production and international marketing initiatives also will be emphasized.

    Power - Total power sales to the local electric utilities on Maui and Kauai, respectively, were 108,000 megawatt hours, versus 118,000 in 1995. Unusually low rainfall on Maui during the year necessitated greater use of power for irrigation pumping and lessened the amount of power available for sale on that island.

    Agribusiness operating statistics for the past three years were:

                                      1996        1995        1994
                                      ----        ----        ----

Raw sugar produced (tons)            221,000     222,000     223,000
Molasses produced (tons)              74,000      73,000      67,000
Electricity sold (megawatt hours)    108,000     118,000     122,000
Green coffee produced (pounds)      2,430,00    1,770,00    1,365,00
                                           0           0           0
Cultivated acreage
    Sugar                             40,400      40,400      43,000
    Coffee                             4,000       4,000       4,000


[Photo caption: C&H-brand sugar products are known and familiar to U.S. consumers, especially those in California and many areas west of Chicago. The grocery shelf is the place most people see these products in this packaging, but C&H sugar is a prominent ingredient in hundreds of other food products sold in those stores as well. To meet the stringent needs of industrial sugar buyers, C&H sells more than 50 different kinds of sugar.]

ISSUES, PLANS TO ADDRESS THEM

 . National Sugar Policy, Practices - A primary goal of U.S. sugar policy is to insulate U.S. consumers and producers from the price volatility of the world market. Other goals include: to establish and maintain market prices that allow efficient domestic producers to survive and to ensure ample supplies of reasonably priced sugar products to U.S. consumers, all at no cost to the taxpayer. About half of the sugar consumed in the U.S. is domestically grown beet sugar. The other half is cane sugar, some of which is domestically grown and the rest imported. The principal means of influencing sugar prices is by varying the amount of raw cane sugar imported into the U.S. This mechanism, however, has lost most of its influence on final product pricing because the production of domestic beet sugar in the U.S. has risen, and varied dramatically, in recent years. Restricted quotas and, therefore, tight supplies of raw cane sugar raise the cost of production for cane refiners, even when sugar beets and refined beet sugar products are in oversupply. As a result, sugarcane refiners across the country have been unprofitable in some periods, with 1995 a prominent near-term example.

  In 1996, raw sugar prices remained artificially high but were considerably more stable than in 1995. Cane refiners continue to face the risk that the availability and price of a large part of the supply of their primary raw material, raw cane sugar, is subject to government control. C&H, along with the other members of the U.S. Cane Refiners Association and members of the Sweetener Users Association, is continuing to make the U.S. Department of Agriculture aware of the industry's need for a reliable supply of imported raw cane sugar at reasonable prices and the need for further program reforms.

 . HC&S Production, Costs - In a commodity business, like raw sugar production, it is of paramount importance to achieve and maintain a competitive cost structure. HC&S has established ambitious, but achievable, goals with regard to lowering its costs. For the most part, these goals can be met if production increases and costs are tightly controlled. Initiatives include adoption of new cane varieties, careful monitoring and use of soil nutrients, optimization of water application and selective expansion of acreage.

 . Successful Coffee Marketing of Kauai - The best way to overcome the relatively high cost of producing coffee in Hawaii is to attain and maintain high quality production that supports premium pricing, compared with commodity grade coffees. The objective is to gain market acceptance for Kauai coffee as a high-value, premium product. As a new speciality coffee in a growing, but highly competitive market, this task presents some formidable challenges, and may take some time to achieve.

OPERATING PROFIT OUTLOOK

    The financial results of the food products segment enjoyed a dramatic recovery between 1995 and 1996. Although considerable uncertainty remains over sugar prices and the supply of competitive sweeteners, the prospects appear good for a modest increase in segment revenue and for operating profit that maintains the level attained in 1996. This segment does, however, generally have a higher level of earnings variability than do A&B's other units.

GENERAL INFORMATION

BOARD OF DIRECTORS

    Members of the current Board of Directors, including one advisory director, beneficially own approximately seven percent of A&B shares.

    At the Annual Meeting of Shareholders on April 25, 1996, shareholders elected a total of 10 directors, all of whom were nominated by the Board. Re-elected were Michael J. Chun, John C. Couch, Leo E. Denlea, Jr., Walter A. Dods, Jr., Charles G. King, Carson R. McKissick, C. Bradley Mulholland,
Robert G. Reed III, Maryanna G. Shaw and Charles M. Stockholm.
Alexander C. Waterhouse serves as an advisory director at the pleasure of the Board. R. J. Pfeiffer, Chairman of the Board from 1980 to 1995 and a director from 1978 to 1995, continues to hold the honorary position of Chairman Emeritus.

MANAGEMENT, ORGANIZATION

    W. Allen Doane, president and chief operating officer of ABHI, was appointed chief executive officer of ABHI, effective January 1, 1997.

    Glenn R. Rogers, vice president, chief financial officer and treasurer of A&B, was appointed a senior vice president, chief financial officer and treasurer of ABHI, effective January 25, 1996.

    Judith A. Williams, vice president of ABHI, was appointed a vice president of A&B, effective August 22, 1996.

    Thomas A. Wellman, controller of ABHI, was appointed a vice president of ABHI and controller of A&B, effective January 25, 1996.

    John F. Gasher, director, human resources development for A&B, was appointed a vice president of ABHI, effective January 1, 1997.

    Richard F. Cameron, senior vice president of ABHI, retired, effective December 31, 1996.

COMMON STOCK

    A&B common shares trade under the symbol ALEX on The NASDAQ Stock MarketSM. A summary of daily stock transactions is listed in the NASDAQ National Market Issues section of major newspapers. Trading volume averaged 67,425 shares a day in 1996, compared with 86,022 shares a day in 1995 and 85,594 in 1994. Currently, 14 firms make a market in ALEX.

    High and low sales prices per share, by quarter, for 1996 and 1995 were:

        Quarter                       1996                   1995
        -------                       ----                   ----

     First.................    $24-1/4 -- 22-1/2      $24-1/4 -- 20-1/2
     Second................     29-1/4 -- 23-3/4       25-1/2 -- 21-3/4
     Third.................     26-1/4 -- 23-1/4       25-1/2 -- 22-1/4
     Fourth................     28-1/2 -- 23           24-1/4 -- 22-1/2

DIVIDENDS

    A&B strives to pay the highest possible dividends commensurate with operating and capital needs. The Company has paid cash dividends in every quarter since 1903. The quarterly dividend rate last was increased in the second quarter of 1990, from 20 cents a share to 22 cents. In 1996, total dividend payments to shareholders were $39.9 million, 61 percent of reported earnings for the year.

    The following dividend schedule for 1997 has been set, subject to final approval by the A&B Board of Directors:

Quarterly Dividend      Declaration Date     Record Date       Payment Date
------------------      ----------------     -----------       ------------

First.............      January 23           February 14       March 6
Second............      April 24             May 8             June 5
Third.............      June 26              August 7          September 4
Fourth............      October 23           November 6        December 4


CREDIT RATINGS

    As discussed in Note 7 to the financial statements, Matson had outstanding commercial paper notes at December 31, 1996 of $149.6 million. The Matson notes are rated A-1/P-1/D-1 by Standard & Poor's, Moody's, and Duff & Phelps, respectively. Standard & Poor's rates Matson's senior debt as A-.

    C&H had outstanding commercial paper notes of $76 million at December 31, 1996. The C&H notes are rated A-2/P-2 by Standard & Poor's and Moody's, respectively.

QUARTERLY RESULTS (UNAUDITED)

    Segment results by quarter for 1996 and 1995 are listed below (in thousands, except per share amounts).



                                                       1996                                        1995
                                     -----------------------------------------   -----------------------------------------
                                     4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
                                     --------   --------   --------   --------   --------   --------   --------   --------
Revenue:
  Ocean Transportation               $167,462   $168,701   $173,201   $152,222   $148,595   $150,507   $149,663   $145,042
  Property Development & Management
    Leasing                             9,025      8,918      9,085      8,888      8,805      8,746      8,441      8,081
    Sales                               9,324     15,299      5,125      2,161     16,437      2,403      2,874      4,121
  Food Products                       145,201    139,518    119,908     95,040     83,613     83,946    108,588     87,797
  Other                                   759      1,393        673        665        730        684        701        681
                                     --------   --------   --------   --------   --------   --------   --------   --------
      Total Revenue                  $331,771   $333,829   $307,992   $258,976   $258,180   $246,286   $270,267   $245,722
                                     ========   ========   ========   ========   ========   ========   ========   ========

Operating Profit:
  Ocean Transportation               $ 16,711   $ 20,646   $ 26,648   $ 17,613   $ 23,220   $ 26,592   $ 20,855   $ 17,102
  Property Development & Management
    Leasing                             5,658      6,032      6,243      5,942      5,827      6,033      5,729      5,474
    Sales                               3,407      8,673      2,995        232     10,949        328      1,524      1,696
  Food Products                        13,207     11,848      2,696       (888)    (8,217)    (4,350)   (11,388)    (3,842)
  Other                                   623      1,356        628        613        684        640        656        613
                                     --------   --------   --------   --------   --------   --------   --------   --------
      Total Operating Profit           39,606     48,555     39,210     23,512     32,463     29,243     17,376     21,043

Interest Expense                        8,426      8,469      8,376      8,810      8,753      9,513      7,711      7,452
General Corporate Expense               3,563      2,970      2,858      3,378      2,690      3,462      4,224      4,366
                                     --------   --------   --------   --------   --------   --------   --------   --------
Income Before Income Taxes             27,617     37,116     27,976     11,324     21,020     16,268      5,441      9,225
Income Taxes                           10,418     13,991     10,206      4,133      8,440      5,923      1,901      3,271
                                     --------   --------   --------   --------   --------   --------   --------   --------
Income from Continuing Operations      17,199     23,125     17,770      7,191     12,580     10,345      3,540      5,954
Income from MLC operations              --         --         --         --         --         --         2,730      2,606
Gain on sale of MLC                     --         --         --         --           794      --        17,206      --
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net Income                           $ 17,199   $ 23,125   $ 17,770   $  7,191   $ 13,374   $ 10,345   $ 23,476   $  8,560
                                     ========   ========   ========   ========   ========   ========   ========   ========

Earnings Per Share                      $0.38      $0.51      $0.39      $0.16      $0.30      $0.23      $0.51      $0.19
                                     ========   ========   ========   ========   ========   ========   ========   ========


FINANCIAL REPORT

  23   Independent Auditors' Report

  24   Eleven-Year Summary of Selected Financial Data

  26   Industry Segment Information

  27   Management's Discussion and Analysis

  30   Statements of Income

  31   Statements of Cash Flows

  32   Balance Sheets

  34   Statements of Shareholders' Equity

  35   Notes to Financial Statements



INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALEXANDER & BALDWIN, INC.:

We have audited the accompanying balance sheets of Alexander & Baldwin, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 (pages 26 and 30 to 41). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Alexander & Baldwin, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Honolulu, Hawaii
January 23, 1997
(except for Note 13, as to which the date is February 13, 1997)


Eleven-Year Summary of Selected Financial Data
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries

                                                   1996         1995         1994         1993         1992         1991
                                                ----------   ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue           $1,232,568   $1,020,455   $1,144,033   $  923,804   $  703,948   $  715,984

Deduct:
  Cost of goods sold and operating expenses      1,094,454      935,072    1,019,700      794,880      583,593      565,105
  Interest expense                                  34,081       33,429       27,702       28,802       23,881       24,575
  Hurricane loss                                      -            -            -            -          24,803         -
  Income taxes                                      38,748       19,535       32,652       41,386       19,044       42,359
                                                ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations                   65,285       32,419       63,979       58,736       52,627       83,945
Income (loss) from discontinued operations            -          23,336       10,629        8,253        7,878        4,861
Cumulative effect of change
  in accounting principle                             -            -            -            -         (41,551)        -
                                                ----------   ----------   ----------   ----------   ----------   ----------
Net income                                      $   65,285   $   55,755   $   74,608   $   66,989   $   18,954     $ 88,806
                                                ==========   ==========   ==========   ==========   ==========   ==========

Earnings per share:
  Income from continuing operations                  $1.44        $0.72        $1.39        $1.27        $1.14        $1.82
  Income (loss) from discontinued operations           -           0.51         0.23         0.18         0.17         0.10
  Cumulative effect of change
    in accounting principle                            -            -            -            -          (0.90)         -
                                                ----------   ----------   ----------   ----------   ----------   ----------
  Net income                                         $1.44        $1.23        $1.62        $1.45        $0.41        $1.92
                                                ==========   ==========   ==========   ==========   ==========   ==========

Return on beginning equity                           10.0%         8.8%        12.7%        12.0%         3.3%        16.7%
Cash dividends per share                        $     0.88   $     0.88   $     0.88   $     0.88   $     0.88   $     0.88
Average number of shares outstanding                45,303       45,492       46,059       46,338       46,294       46,213
Gross profit percentage                              20.0%        20.2%        21.2%        24.9%        29.1%        31.9%
Effective income tax rate                            37.3%        37.6%        33.8%        41.3%        26.6%        33.5%

Market price range per share:
  High                                          $   29.250   $   25.500   $   28.250   $   28.000   $   30.500   $   29.500
  Low                                               22.500       20.500       21.250       22.500       21.500       21.000
  Close                                             25.000       23.000       22.250       26.750       24.750       28.250

At Year End:
  Shareholders of record                             5,881        6,357        6,729        7,056        7,507        7,749
  Shares outstanding                                45,339       45,280       45,691       46,404       46,333       46,229
  Shareholders' equity                          $  684,328   $  649,678   $  632,614   $  587,006   $  559,099   $  578,669
     Per share                                       15.09        14.35        13.85        12.65        12.07        12.52
  Total assets                                   1,800,622    1,801,237    1,925,775    1,904,742    1,676,635    1,547,648
  Working capital                                  101,431       84,399       58,392       64,884       40,013       23,195
  Cash and cash equivalents                         23,824       32,150        8,987       32,295       20,827       18,675
  Property-net                                   1,063,056      973,514      975,672    1,032,983      888,621      882,513
  Real estate developments-noncurrent               70,144       56,104       66,371       54,919       50,977       36,362
  Long-term debt-noncurrent                        345,618      380,389      519,605      576,390      549,960      452,279
  Capital lease obligations-noncurrent              12,039       24,186       35,274       44,495       59,816       69,717
  Current ratio                                   1.4 to 1     1.4 to 1     1.3 to 1     1.3 to 1     1.4 to 1     1.2 to 1
  Capital stock price/earnings
    ratio at December 31                         17.4 to 1    18.7 to 1    13.7 to 1    18.5 to 1    60.4 to 1    14.7 to 1

All share and per-share amounts reflect the stock splits of 2-for-1 in 1988 and 3-for-2 in 1986.



Eleven-Year Summary of Selected Financial Data, Continued
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries


                                                   1990         1989         1988         1987         1986
                                                ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue           $  747,550   $  845,936   $  701,908   $  655,276   $  536,668

Deduct:
  Cost of goods sold and operating expenses        552,236      512,499      495,234      470,928      409,563
  Interest expense                                  29,602       26,965       27,406       21,104       16,042
  Hurricane loss                                      -            -            -            -            -
  Income taxes                                      58,820      107,461       61,535       62,167          575
                                                ----------   ----------   ----------   ----------   ----------
Income from continuing operations                  106,892      199,011      117,733      101,077      110,488
Income (loss) from discontinued operations           1,075         (310)        -            -            -
Cumulative effect of change
  in accounting principle                             -            -            -            -            -
                                                ----------   ----------   ----------   ----------   ----------
Net income                                      $  107,967   $  198,701   $  117,733   $  101,077   $  110,488
                                                ==========   ==========   ==========   ==========   ==========

Earnings per share:
  Income from continuing operations                  $2.32        $4.30        $2.35        $1.93        $1.97
  Income (loss) from discontinued operations          0.02        (0.01)         -            -            -
  Cumulative effect of change
    in accounting principle                            -            -            -            -            -
                                                ----------   ----------   ----------   ----------   ----------
  Net income                                         $2.34        $4.29        $2.35        $1.93        $1.97
                                                ==========   ==========   ==========   ==========   ==========

Return on beginning equity                           23.5%        45.2%        31.7%        21.4%        27.9%
Cash dividends per share                        $     0.86   $     0.80   $     0.77   $     0.68   $     0.66
Average number of shares outstanding                46,133       46,326       50,079       52,444       55,990
Gross profit percentage                              36.0%        48.5%        38.8%        37.2%        35.2%
Effective income tax rate                            35.5%        35.1%        34.3%        38.1%         0.5%

Market price range per share:
  High                                          $   38.000   $   39.500   $   36.750   $   32.000   $   24.500
  Low                                               19.000       31.250       20.875       16.000       14.000
  Close                                             22.250       37.500       31.500       21.625       22.500

At Year End:
  Shareholders of record                             7,860        7,650        7,201        6,859        6,749
  Shares outstanding                                46,201       46,096       50,099       50,347       56,095
  Shareholders' equity                          $  530,298   $  459,712   $  439,729   $  371,007   $  473,283
     Per share                                       11.48         9.97         8.78         7.37         8.44
  Total assets                                   1,364,165    1,141,671    1,070,483      981,737      934,032
  Working capital                                   55,340       33,906       35,974       42,262       67,533
  Cash and cash equivalents                         47,351       23,389       22,794       26,695       34,507
  Property-net                                     799,942      691,194      548,066      520,124      489,076
  Real estate developments-noncurrent               14,156         -            -            -            -
  Long-term debt-noncurrent                        315,851      196,954      174,715      172,014       94,512
  Capital lease obligations-noncurrent              86,392       95,241      100,306      106,935       90,818
  Current ratio                                   1.5 to 1     1.4 to 1     1.4 to 1     1.5 to 1     1.9 to 1
  Capital stock price/earnings
    ratio at December 31                          9.5 to 1     8.7 to 1    13.4 to 1    11.2 to 1    11.4 to 1


All share and per-share amounts reflect the stock splits of 2-for-1 in 1988 and 3-for-2 in 1986.



Industry Segment Information
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES


                                           1996         1995         1994         1993         1992
                                           ----         ----         ----         ----         ----
Revenue:
  Ocean transportation                  $  661,586   $  593,807   $  604,754   $  551,687   $  537,669
  Property development and management:
    Leasing                                 35,916       34,073       33,387       32,606       30,386
    Sales                                   31,909       25,835       60,767       32,559       27,529
  Food products                            499,667      363,944      441,209      304,007      104,053
  Other                                      3,490        2,796        3,916        2,945        4,311
                                        ----------   ----------   ----------   ----------   ----------
     Total revenue                      $1,232,568   $1,020,455   $1,144,033   $  923,804   $  703,948
                                        ==========   ==========   ==========   ==========   ==========

Operating Profit:
  Ocean transportation                  $   81,618   $   87,769   $   97,319   $   91,194   $   97,195
  Property development and management:
    Leasing                                 23,875       23,063       23,163       22,975       21,357
    Sales                                   15,307       14,497       18,522       18,570       16,820
  Food products                             26,863      (27,797)        (418)      12,692      (26,175)
  Other                                      3,220        2,593        3,143        2,357        4,263
                                        ----------   ----------   ----------   ----------   ----------
     Total operating profit                150,883      100,125      141,729      147,788      113,460
  Interest expense, net                    (34,081)     (33,429)     (27,702)     (28,802)     (23,881)
  General corporate expenses               (12,769)     (14,742)     (17,396)     (18,864)     (17,908)
                                        ----------   ----------   ----------   ----------   ----------
     Income from continuing operations
     before income taxes                $  104,033       51,954   $   96,631   $  100,122   $   71,671
                                        ==========   ==========   ==========   ==========   ==========

Identifiable Assets:
  Ocean transportation                  $1,005,741   $  997,230   $  853,933   $  882,335   $  958,669
  Property development and management      312,829      297,927      271,073      268,581      258,653
  Food products                            391,493      413,675      399,717      418,724      135,071
  Other                                     90,559       92,405       87,362       39,094       38,437
                                        ----------   ----------   ----------   ----------   ----------
     Assets of continuing operations     1,800,622    1,801,237    1,612,085    1,608,734    1,390,830
  Discontinued operations - container
     leasing                                  -            -         313,690      296,008      285,805
                                        ----------   ----------   ----------   ----------   ----------
     Total assets                       $1,800,622   $1,801,237   $1,925,775   $1,904,742   $1,676,635
                                        ==========   ==========   ==========   ==========   ==========

Capital Expenditures:
  Ocean transportation                  $  171,110   $   46,872   $   29,676   $   53,745   $   64,333
  Property development and management        4,141        8,613       14,376       34,772       30,013
  Food products                             12,058       13,650       18,665       26,637        8,589

Depreciation and Amortization:
  Ocean transportation                  $   62,055   $   57,619   $   55,663   $   55,738   $   52,829
  Property development and management        6,214        5,561        5,246        4,860        4,523
  Food products                             20,144       20,390       21,340       15,974       10,665


MANAGEMENT'S DISCUSSION AND ANALYSIS
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS AND REVENUE

Net income for 1996 was $65,285,000, or $1.44 per share. This was a 17-percent improvement compared with 1995 net income of $55,755,000, or $1.23 per share. 1996 results included a $2,900,000, or $0.06 per share, partial reversal of a 1995 charge for the phasing-out of the Company's unprofitable sugar-growing operations on the island of Kauai, which was substantially completed in 1996. Results for 1995 included an $18,000,000, or $0.40 per share, gain from the sale of Matson Leasing Company, Inc.'s (Matson Leasing) net assets and $5,336,000, or $0.11 per share, from its partial-year operations. These factors were partially offset in 1995 by the charge of $5,050,000, or $0.11 per share, for phasing-out sugar growing at the Company's Kauai plantation and a $2,384,000, or $0.05 per share, write-down of a California and Hawaiian Sugar Company, Inc. (C&H) operating asset. Revenue for 1996 was $1,232,568,000 compared with $1,020,455,000 for 1995, reflecting increases in all of the Company's business segments.

1996 COMPARED WITH 1995

OCEAN TRANSPORTATION revenue increased 11 percent, reflecting primarily the start-up of the Guam service, but operating profit declined seven percent in 1996, compared with 1995. Operating and overhead costs increased in 1996, due primarily to the implementation of the Guam service and to disruptive labor actions during the third and fourth quarters related to the West Coast longshore contract. Operating profit also was affected adversely by higher fuel prices and higher fuel consumption. Together, these factors have obscured the potential synergies of the newly combined shipping services and other cost reduction initiatives, such as the consolidation of customer service opera-tions. During 1996, charter hire revenue of $6,609,000 was received, compared with $4,330,000 for 1995. This increase, however, was more than offset by a reduction in interest income of $6,290,000 for 1996 compared with 1995.

Hawaii's slow economic growth and increased competition have resulted in reduced cargo volumes for the Hawaii service. The mid-1995 introduction, by a competitor, of a Hawaii to Los Angeles service also contributed to cargo declines. Compared with 1995, total Hawaii container volume was down three percent and total automobile volume was down 22 percent in 1996.

The Guam service, which began in February 1996, made a solid contribution to Matson's revenue in its start-up phase. There was relatively strong demand for ocean shipping arising from Guam's tourism and construction industries. Also, increased westbound bookings by Matson's alliance partner, APL Limited, of cargo destined for the Far East has helped the Company diversify its economic risk in this new trade. Demand in the Pacific Coast service continued to grow in 1996, which resulted in a positive contribution to overhead. In July, the Columbus Line and Blue Star Line consortium reconfigured its service from Australia and New Zealand to cease multiple port calls on the Pacific Coast and, instead, began to utilize the Company's Pacific Coast service.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue rose five percent and operating profit rose four percent compared with 1995. These increases were due to full-year contributions from properties added to the leased portfolio in the second half of 1995. Occupancy levels for the Company's Mainland leased real estate portfolio averaged 97 percent, the same rate as for 1995.
Occupancy levels for the Company's Hawaii leased real estate portfolio averaged 86 percent, versus 90 percent in the previous year, reflecting the continued weak real estate market in Hawaii and the impact of large discount retailers. Both of these factors have limited the absorption of new and vacant space.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $31,909,000 for 1996 was 24-percent higher than in 1995; however, operating profit increased only six percent for 1996 compared with 1995. Significant sales in 1996 included two leased parcels, a 66-acre unimproved parcel to a Maui utility, four lots in the Company's Maui Business Park and 73 residential properties. Sales in 1995 included a 5.5-0acre parcel at Maui Business Park, three individual lots in Maui Business Park, eight developed industrial lots, a 38-acre agricultural-subdivision parcel and 47 residential properties. Three of the 1996 sales were completed on a tax-deferred basis. No tax-deferred sales were completed in 1995.

The mix of property sales in any year can be diverse. Sales can include property sold under threat of condemnation, developed residential real estate, commercial properties, developable subdivision lots and undeveloped land. The sale of undeveloped land and subdivision lots generally provides a greater contribution margin than does the sale of developed and commercial property, due to the low historical-cost basis of the Company's Hawaii land, which averages approximately $150 per acre. Consequently, property sales revenue trends and the amount of real estate held for sale on the balance sheets do not necessarily indicate future profitability for this segment.

FOOD PRODUCTS revenue of $499,667,000 for 1996 was 37-percent greater than the prior year's revenue of $363,944,000. Operating profit was $26,863,000 for 1996, compared with a loss of $27,797,000 for 1995. Operating profit for 1995 had been affected adversely by a refinery workers' strike, an $8,100,000 (pre-tax) reserve for the closure of sugar-growing operations on Kauai, a $3,800,000 (pre-tax) write-down of an operating asset, high raw sugar costs and low refined sugar prices.

For 1996, increased domestic sugar consumption and a better balance of sugar supply contributed to greater demand for cane sugar products and to higher refined sugar prices. An increase in the sugar import quota helped to stabilize raw sugar costs at historically high levels, but below the Company's 1995 costs. Operating profit in 1996 included $4,600,000 (pre-tax) for the partial reversal of the $8,100,000 (pre-tax) charge recorded in 1995. This portion of the original reserve was not required for closing the Kauai sugar-growing operation, due to better-than-expected results from the final sugar cane harvest, better-than-expected pension gains and the disposition of assets. Adding to the improved 1996 results for the Company's sugar operations were lower costs resulting from the December 1995 restructuring of the Crockett, Calif. sugar refinery and the 1996 completion of a third-party-owned cogenera-tion plant which supplies process steam and electricity to that refinery.
The Company's coffee growing and marketing operations had losses for both 1996 and 1995.

During 1996, the Company continued to address concerns about the recent decline in yields at its Maui sugar plantation. The decline, caused in part, by water and fertilizer deficiencies, is being addressed, but yield improvements have not yet been fully realized because the crop cycle spans two years from planting to harvest.

1995 COMPARED WITH 1994

OCEAN TRANSPORTATION revenue declined by two percent and operating profit declined by ten percent in 1995 compared with 1994. These declines were due primarily to decreases in Hawaii container volume and automobile carriage, due to weaknesses in certain sectors of Hawaii's economy, most notably construction and the sales of automobiles and durable goods. Also, the 1994 results benefited from a labor strike against a competitor and the 1995 results were adversely impacted when that competitor commenced, in mid-1995, a new eastbound service. Operating profit for 1995, however, benefited from higher shipping rates and increased interest income.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue and operating profit were approximately the same for 1995 and 1994. Occupancy rates for the Company's U.S. mainland properties averaged 97 percent for both years, but occupancy levels for Hawaii properties declined slightly from 92 percent in 1994 to 90 percent in 1995.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $25,835,000 for 1995 was 57-percent lower than in 1994, but operating profit declined only 22 percent during the same period. This decline was due mainly to better margins for the sales of property in 1995 than in 1994. The 1995 sales were previously described. Sales in 1994 included a Mainland shopping center, five developed industrial lots, two undeveloped acres near Kahului harbor, Maui, and 40 residential properties.

FOOD PRODUCTS revenue decreased 18 percent in 1995 compared with 1994, due primarily to lower refined sugar sales resulting from a 1995 labor strike at C&H. The segment's operating loss for the year was $27,797,000, compared with a loss of $418,000 in 1994. The 1995 loss was due primarily to the C&H strike, the write-down of an operating asset, high raw sugar costs, depressed refined sugar prices, a 1995 charge for phasing-out the Company's sugar-growing operations on Kauai, and lower sugar yields at the Company's Maui sugar plantation.

FINANCIAL CONDITION AND LIQUIDITY

The Company's principal liquid resources, which consist of cash and cash equivalents, trade receivables, sugar and coffee inventories and unused lines of credit, less accrued deposits to the Capital Construction Fund (CCF), totaled $512,974,000 at December 31, 1996, an increase of $87,527,000 from December 31, 1995. Amounts available under lines of credit increased $74,000,000, due primarily to a new $50,000,000 shelf facility, of which $15,000,000 was drawn in 1996, and increased capacity under a $100,000,000 backup credit facility, due to lower commercial paper balances outstanding at year-end. Sugar and coffee inventories increased $10,255,000, due principally to the timing of raw sugar purchases. Accounts receivable increased $7,021,000, due principally to the initiation of Matson's new Guam service, partially offset by reductions in amounts advanced to Hawaii sugar growers. Cash and cash equivalents decreased by $8,326,000, due primarily to the timing of capital and operating expenditures.

Net cash provided by operations, before capital expenditures for real estate developments held for sale and discontinued operations (in 1995), were $149,801,000 and $150,550,000 for 1996 and 1995, respectively. Net operating cash flows were used principally for capital expenditures, payments of debt, deposits into the CCF and dividends. Withdrawals from the CCF were used to purchase additional vessels in December 1995 and January 1996. Cash flows for 1996 and 1995 benefited further from the sale of Matson Leasing's net assets, the proceeds of which were used principally to retire debt, to pay tax obligations and to fund capital needs.

In 1996, capital expenditures were $187,721,000, compared with $69,489,000 in 1995. Ocean transportation capital additions in 1996 of $171,110,000 were primarily for the acquisition of five container vessels, and container and chassis equipment. Property development and management capital additions in 1996 of $4,141,000 were for real-estate developments held for investment purposes and for improvements to leased properties. Food products capital additions in 1996 of $12,058,000 were primarily for sugar refinery modifi-cations and for power generation equipment, harvesting, and factory equipment for the Company's sugar- and coffee-growing operations.

Capital expenditures approved, but not yet spent, were $46,688,000 at December 31, 1996. For 1997, internal cash flows are expected to be sufficient to finance working capital needs, dividends, capital expenditures and debt service. However, the Company maintains several borrowing facilities which could be utilized for operating, capital or other cash requirements.

OTHER

INSURANCE LITIGATION: Matson received a favorable cash settlement of approximately $33.7 million on February 13, 1997 for a contested insurance claim in connection with repairing port facilities damaged by a 1989 earth-quake. This settlement will result in pre-tax income of approximately $21 million in the first quarter of 1997.

PROFIT IMPROVEMENT INITIATIVES: Contributing to 1996 results were the late-1995 staff reductions at the Company's headquarters and in its Hawaii-based businesses, the freezing of executive salaries for 1996, the elimination of Company-owned executive automobiles and the sale of the corporate airplane. The Company is continuing to seek ways to reduce costs and improve operating and administrative efficiencies.

LEGISLATION: In April 1996, the President of the United States signed the Federal Agricultural Improvement and Reform Act. Along with provisions affecting many crops for the next seven years, the new law made changes to the raw sugar price-support mechanisms. These changes included eliminating market allocation mechanisms, lowering the sugar price support level by providing for government recourse loans when imports of raw sugar are below a defined threshold and establishing a minimum level of raw sugar imports. In September 1996, the U.S. Secretary of Agriculture announced that, beginning in 1997, the minimum level of raw sugar imports would be administered under a revised formula. Under this new method, an initial import quota of 1,700,000 tons was established. This tonnage will increase or decrease by specified amounts, at scheduled intervals, based upon changes in sugar supply, demand and inventories. The U.S. Department of Agriculture will monitor this program and may, at its discretion, alter the sugar import quota. These changes resulted in a reduction of raw sugar costs during 1996 compared with 1995. Refined sugar prices, however, were not directly impacted by these changes.

TAX-DEFERRED EXCHANGES: In 1996, the Company sold two parcels of land on Maui for $12,325,000. The proceeds from these sales are reflected in the Statements of Cash Flows under the caption "Non-Cash Activities." Proceeds of $2,800,000 were reinvested in 1996 on a tax-deferred basis, and the remaining proceeds are expected to be reinvested in 1997 on a tax-deferred basis. Also, in 1996, the Company received $1,850,000 from a sale of land under threat of condemnation. These proceeds will be reinvested on a tax-deferred basis.

SHARE REPURCHASES: During 1996, the Company repurchased 50,000 shares of its common stock for $1,250,000. Since approval of a 2,000,000-share repurchase program in 1993, the Company has purchased a total of 1,283,934 shares for $30,546,000. In December 1996, the Board of Directors authorized the repurchase of up to 3,000,000 additional shares.

ENVIRONMENTAL MATTERS: As with most industrial and land-development companies of its size, the Company's operations have certain risks which could result in expenditures for environmental remediation. The Company believes that it is in compliance, in all material respects, with applicable environmental laws and regulations, and works proactively to identify potential environmental concerns. Management believes that appropriate liabilities have been accrued for environmental matters.

OUTLOOK: Information about the Company's outlook for 1997 and its plans to address issues affecting each primary business unit is included in the Letter to Shareholders on pages 3 through 7 and in the business unit discussions included on pages 8 through 20 of the Annual Report to Shareholders, which sections are incorporated herein by reference.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company, from time to time, may make or may have made certain forward-looking statements, whether orally or in writing, such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. Such forward-looking statements may be contained in, among other things, Securities and Exchange Commission (SEC) filings such as the Form 10-K, press releases made by the Company and oral statements made by the officers of the Company. Except for historical information contained in these written or oral communications, such communications contain forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in the statements, including, but not limited to:
(1) economic conditions in Hawaii and elsewhere; (2) market demand;
(3) competitive factors and pricing pressures in the Company's primary markets;
(4) legislative and regulatory environment at the federal, state and local levels; (5) dependence on raw sugar suppliers and other third-party suppliers;
(6) fuel prices; and (7) other risk factors described elsewhere in these communications and from time to time in the Company's filings with the SEC.

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

The Company's financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness, in all material aspects, of the presentation of financial position, results of operations and cash flows under generally accepted accounting principles (see Independent Auditors' Report on page 23).

The Board of Directors, through its Audit Committee (composed of non-employee directors), oversees management's responsibilities in the preparation of the financial statements and nominates the independent auditors, subject to shareholder election. The Audit Committee meets regularly with the external and internal auditors to evaluate the effectiveness of their work in discharging their respective responsibilities and to assure their independent and free access to the Committee.

/s/ John C. Couch
------------------------
John C. Couch
Chairman of the Board, President
and Chief Executive Officer



STATEMENTS OF INCOME
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
Year Ended December 31,                        1996        1995       1994
-------------------------------------------------------------------------------
REVENUE:
  Transportation and terminal services ...   $ 547,427   $ 511,673   $ 473,450
  Food products ..........................     487,907     350,613     427,524
  Rentals and other services .............     143,392     100,423     161,764
  Property development and other .........      31,424      25,334      59,412
  Interest ...............................      15,085      19,571      11,618
  Gain on sale of property and other .....       4,577      10,158       7,474
  Dividends ..............................       2,756       2,683       2,791
                                             ---------   ---------   ---------
    Total revenue ........................   1,232,568   1,020,455   1,144,033
                                             ---------   ---------   ---------

COSTS AND EXPENSES:
  Cost of services .......................     550,745     473,757     478,761
  Cost of goods sold .....................     430,376     348,354     422,444
  Selling, general and administrative ....     113,333     112,961     118,495
  Interest ...............................      34,565      37,365      31,427
  Interest capitalized ...................        (484)     (3,936)     (3,725)
                                             ---------   ---------   ---------
    Total costs and expenses .............   1,128,535     968,501   1,047,402
                                             ---------   ---------   ---------

INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES ...........................     104,033      51,954      96,631

INCOME TAXES..............................      38,748      19,535      32,652
                                             ---------   ---------   ---------

INCOME FROM CONTINUING OPERATIONS.........      65,285      32,419      63,979

DISCONTINUED OPERATIONS:
  Income From Operations of Matson Leasing
    Company, Inc. (Net of income taxes of
    $3,228 in 1995 and $5,975 in 1994)....        -          5,336      10,629
  Gain on Sale of Matson Leasing Company,
    Inc. (Net of income taxes of $8,954)..        -         18,000      -
                                             ---------   ---------   ---------
NET INCOME................................   $  65,285   $  55,755   $  74,608
                                             =========   =========   =========

EARNINGS PER SHARE OF COMMON STOCK:
  Continuing Operations ..................   $    1.44   $    0.72   $    1.39
  Discontinued Operations ................       -            0.51        0.23
                                             ---------   ---------   ---------

  Net Income .............................   $    1.44   $    1.23   $    1.62
                                             =========   =========   =========

AVERAGE COMMON SHARES OUTSTANDING.........      45,303      45,492      46,059



See notes to financial statements.




STATEMENTS OF CASH FLOWS (In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
Year Ended December 31,                                                                 1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
 Income from continuing operations.................................................. $  65,285   $  32,419   $  63,979
 Adjustments to reconcile net income to net cash provided by operations:
   Depreciation.....................................................................    88,951      85,127      84,037
   Plantation closure (reversal)....................................................    (4,624)      8,100        -
   Loss (gain) on disposal of property, investments and other assets................    (1,686)        226      (5,700)
 Changes in assets and liabilities:
   Accounts and notes receivable....................................................    (5,225)    (32,889)      1,245
   Inventories......................................................................   (16,616)      2,640       1,111
   Prepaid expenses and other assets................................................       103       6,153      26,328
   Accounts and income taxes payable................................................     7,062      14,580      (7,859)
   Deferred income taxes payable....................................................    10,420      42,965       1,412
   Other liabilities................................................................     6,131      (8,771)    (15,677)
 Capital expenditures for real estate developments held for sale....................   (16,799)    (19,734)     (6,817)
 Discontinued leasing operations....................................................      -        (59,160)     44,702
                                                                                     ---------   ---------   ---------
     Net cash provided by operations................................................   133,002      71,656     186,761
                                                                                     ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures for property..................................................  (185,142)    (63,908)    (48,791)
 Capital expenditures for real estate developments held for investment..............    (2,579)     (5,581)    (12,643)
 Receipts from disposal of income producing property, investments and other assets..    10,897     362,501       1,447
 Deposits into Capital Construction Fund............................................   (11,481)   (136,484)     (8,900)
 Withdrawals from Capital Construction Fund.........................................   145,500         999       9,383
 Reduction (increase) in investments - net..........................................     1,184      (1,518)        (32)
 Discontinued leasing operations:
   Capital expenditures.............................................................      -        (30,061)    (33,932)
   Other............................................................................      -            900       1,045
                                                                                     ---------   ---------   ---------
     Net cash provided by (used in) investing activities............................   (41,621)    126,848     (92,423)
                                                                                     ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt...........................................    43,000      40,000      31,000
 Payments of long-term liabilities..................................................   (81,888)   (189,764     (84,314)
 Proceeds (payments) of short-term commercial paper borrowings - net ...............   (21,000)     25,000      (6,000)
 Repurchases of capital stock.......................................................    (1,250)    (11,580)    (17,717)
 Proceeds from issuance of capital stock............................................     1,291         468         122
 Dividends paid.....................................................................   (39,860)    (40,035)    (40,563)
                                                                                     ---------   ---------   ---------
     Net cash used in financing activities..........................................   (99,707)   (175,911)   (117,472)
                                                                                     ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................................    (8,326)     22,593     (23,134)
                                                                                     ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR:
 Continuing operations..............................................................    32,150       8,987      32,295
 Discontinued leasing operations....................................................      -            570         396
                                                                                     ---------   ---------   ---------
TOTAL CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR................................    32,150       9,557      32,691
                                                                                     ---------   ---------   ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR:
 Continuing operations..............................................................    23,824      32,150       8,987
 Discontinued leasing operations....................................................      -           -            570
                                                                                     ---------   ---------   ---------
TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR...................................... $  23,824   $  32,150   $   9,557
                                                                                     =========   =========   =========

OTHER CASH FLOW INFORMATION:
 Interest paid, net of amounts capitalized.......................................... $  36,472   $  41,277   $  44,064
 Income taxes paid, net of refunds..................................................    26,360      53,014      18,391

NON-CASH ACTIVITIES/Tax-deferred property sales.....................................    12,325        -         22,200

See notes to financial statements.




BALANCE SHEETS
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
December 31,                                              1996         1995
------------------------------------------------------------------------------


ASSETS
CURRENT ASSETS
  Cash and cash equivalents .......................... $   23,824   $   32,150
  Accounts and notes receivable:
    Trade, less allowances of $5,787 and $5,479 ......    139,059      110,697
    Other ............................................     33,207       54,548
  Inventories:
    Sugar and coffee .................................     61,540       51,285
    Materials and supplies ...........................     41,182       34,821
  Real estate held for sale ..........................     17,383       23,550
  Deferred income taxes ..............................     17,708       11,439
  Prepaid expenses and other assets ..................     12,114       13,413
  Accrued deposits to Capital Construction Fund ......     (1,656)      (6,233)
                                                       ----------   ----------
      Total current assets ...........................    344,361      325,670
                                                       ----------   ----------

INVESTMENTS...........................................     91,602       82,246
                                                       ----------   ----------


REAL ESTATE DEVELOPMENTS..............................     70,144       56,104
                                                       ----------   ----------

PROPERTY:
  Land  ..............................................     61,869       60,101
  Buildings ..........................................    204,588      202,769
  Vessels ............................................    816,516      657,238
  Machinery and equipment ............................    676,830      660,499
  Water, power and sewer systems .....................     78,726       82,208
  Other property improvements ........................     88,529       91,091
                                                       ----------   ----------
      Total ..........................................  1,927,058    1,753,906
  Less accumulated depreciation and amortization .....    864,002      780,392
                                                       ----------   ----------
      Property-net ...................................  1,063,056      973,514
                                                       ----------   ----------

CAPITAL CONSTRUCTION FUND.............................    178,616      317,212
                                                       ----------   ----------

OTHER ASSETS-NET......................................     52,843       46,491
                                                       ----------   ----------

      Total .......................................... $1,800,622   $1,801,237
                                                       ==========   ==========

See notes to financial statements.




December 31,                                              1996         1995
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt .................. $   31,966   $   24,794
  Current portion of capital lease obligations .......     12,116       11,061
  Short-term commercial paper borrowings .............     62,000       83,000
  Accounts payable ...................................     50,496       49,394
  Payrolls and vacation pay ..........................     21,996       19,891
  Uninsured claims ...................................     16,129       13,076
  Post-retirement benefit obligations/current portion.      5,710        5,118
  Taxes other than income ............................      5,445        6,099
  Promotional programs ...............................      4,507        1,099
  Accrued interest payable ...........................      3,313        4,478
  Accrued and other liabilities ......................     29,252       23,261
                                                       ----------   ----------
      Total current liabilities ......................    242,930      241,271
                                                       ----------   ----------

LONG-TERM LIABILITIES:
  Long-term debt .....................................    345,618      380,389
  Capital lease obligations ..........................     12,039       24,186
  Post-retirement benefit obligations ................    116,047      118,472
  Uninsured claims ...................................      7,902       11,182
  Pension obligations ................................      3,651       13,345
  Other ..............................................     37,194       32,335
                                                       ----------   ----------
      Total long-term liabilities ....................    522,451      579,909
                                                       ----------   ----------


DEFERRED INCOME TAXES.................................    350,913      330,379
                                                       ----------   ----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Capital stock/common stock without par value;
    authorized, 150,000 shares ($.75 stated value
    per share); outstanding, 45,339 shares in
    1996 and 45,280 shares in 1995 ...................     37,150       37,133
  Additional capital .................................     43,377       40,138
  Unrealized holding gains on securities .............     48,205       39,830
  Retained earnings ..................................    568,969      546,394
  Cost of treasury stock .............................    (13,373)     (13,817)
                                                       ----------   ----------
      Total shareholders' equity .....................    684,328      649,678
                                                       ----------   ----------

      Total .......................................... $1,800,622   $1,801,237
                                                       ==========   ==========



STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Three Years Ended December 31, 1996
---------------------------------------------------------------------------------------------------------------------------


                                                         Capital Stock
                                            ---------------------------------------
                                                 Issued            In Treasury
                                            ---------------------   ---------------
                                                                                                      Unrealized
                                                                                         Additional     Holding    Retained
                                            Shares   Stated Value   Shares     Cost        Capital       Gains     Earnings
                                            ------   ------------   ------     ----      ----------   ----------   --------

BALANCE, DECEMBER 31, 1993................. 50,704     $38,028       4,300   $(14,724)     $38,510                 $525,192

CHANGES IN 1994:
    Shares repurchased and retired ........   (723)       (542)                                                     (17,175)
    Stock options exercised ...............     12           9                                 352
    Acquired in payment of options ........     (6)         (5)                                                        (152)
    Issued--incentive plan ................      4           3
    Unrealized holding gains on
       securities .........................                                                             $29,073
    Net income ............................                                                                          74,608
    Cash dividends -- $.88 per share ......                                                                         (40,563)
                                            ------     -------       -----   --------      -------      -------    --------
BALANCE, DECEMBER 31, 1994................. 49,991      37,493       4,300    (14,724)      38,862       29,073     541,910

CHANGES IN 1995:
    Shares repurchased and retired ........   (511)       (383)                                                     (11,196)
    Stock options exercised ...............     24          18                                 669
    Acquired in payment of options ........     (2)         (1)                                                         (40)
    Issued--incentive plan ................      8           6         (70)       907          607
    Unrealized holding gains on
       securities .........................                                                              10,757
    Net income ............................                                                                          55,755
    Cash dividends -- $.88 per share ......                                                                         (40,035)
                                            ------     -------       -----   --------      -------      -------    --------
BALANCE, DECEMBER 31, 1995................. 49,510      37,133       4,230    (13,817)      40,138       39,830     546,394

CHANGES IN 1996:
    Shares repurchased and retired ........    (50)        (38)                                                      (1,213)
    Stock options exercised ...............    125          94                               2,690
    Acquired in payment of options ........    (59)        (44)                                                      (1,637)
    Issued--incentive plan ................      7           5         (36)       444          549
    Unrealized holding gains on
       securities .........................                                                               8,375
    Net income ............................                                                                          65,285
    Cash dividends -- $.88 per share ......                                                                         (39,860)
                                            ------     -------       -----   --------      -------      -------    --------
BALANCE, DECEMBER 31, 1996 ................ 49,533     $37,150       4,194   $(13,373)     $43,377      $48,205    $568,969
                                            ======     =======       =====   ========      =======      =======    ========

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

INVENTORIES: Sugar inventory, consisting of raw and refined sugar products, and coffee inventory, are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

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

Estimated useful lives of property are as follows:

Buildings........................................... 10 to 50 years
Vessels............................................. 10 to 40 years
Marine containers...................................       15 years
Machinery and equipment.............................  3 to 35 years
Utility systems and other depreciable property......  5 to 60 years

OTHER NON-CURRENT ASSETS: Other non-current assets consist principally of sugar supply contracts and intangible assets. These assets are being amortized using the straight-line method over periods not exceeding 30 years.

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

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, fair value is determined by reference to the sales of similar property, market studies, tax assessments and discounted cash flows. For commercial property, fair value is determined using recent comparable sales, tax assessments and cash flow analysis. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contracts are deferred and recorded in inventory. These amounts are not significant.

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

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

RESTATEMENTS: The financial statements for all periods presented have been restated to reflect the sale of certain net assets of the Company's container leasing segment, as described in Note 2.

2.  DISCONTINUED OPERATIONS

In June 1995, the Company sold the net assets of its container leasing subsidiary, Matson Leasing Company, Inc., for $361.7 million in cash, and realized an after-tax gain of $18 million. Specifically excluded from the sale were long-term debt and U. S. tax obligations of the business.

Summary operating results of discontinued operations, excluding the above gain, were as follows:

                                                    1995       1994
                                                    ----       ----
                                                     (In thousands)

Net sales  ....................................    $35,251   $ 63,060
                                                   =======   ========

Gross profit ..................................    $14,762   $ 24,499
                                                   =======   ========

Earnings before income taxes ..................    $ 8,564   $ 16,604
Income taxes ..................................      3,228      5,975
                                                   -------   --------
Net earnings from discontinued operations......    $ 5,336   $ 10,629
                                                   ========  ========

3.  INVESTMENTS

At December 31, 1996 and 1995, investments principally consisted of marketable equity securities, limited partnership interests and purchase-money mortgages.

The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of shareholders' equity.

The components of the net unrealized holding gains at December 31, 1996 and 1995 were as follows:

                                              1996             1995
                                              ----             ----
                                                  (In thousands)

Market value..............................   $85,796         $73,460
Less historical cost .....................     9,966           9,966
                                             -------         -------

Unrealized holding gains .................    75,830          63,494
Less deferred income taxes ...............    27,625          23,664
                                             -------         -------

Net unrealized holding gains .............   $48,205         $39,830
                                             =======         =======

The investments in limited partnership interests and purchase money mortgages are recorded at cost, which approximated market values, of $5,806,000 and $8,786,000 at December 31, 1996 and 1995, respectively. The purchase money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests are assessed annually and are approximately equal to the original cost.

See Note 4 for a discussion of market values of investments in the Capital Construction Fund.

4.  CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are Federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes. Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of year-end, the oldest CCF deposits date from 1991. Management believes that all amounts on deposit in the CCF at the end of 1996 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as `accrued deposits'' or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the balance sheet either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the balance sheets or statements of income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1996 and 1995, the balances on deposit in the CCF are summarized in Table 1.



TABLE 1 (In thousands)
                                               1996                                 1995
                                  ---------------------------------   ---------------------------------

                                  Amortized   Fair      Unrealized    Amortized    Fair     Unrealized
                                    Cost      Value     Gain (Loss)      Cost      Value    Gain (Loss)
                                  ---------   -----     -----------   ---------    -----    -----------

Mortgage-backed securities.....   $ 84,642   $ 80,871    $(3,771)     $ 95,156    $ 91,132   $(4,024)
Cash and cash equivalents......     92,318     92,318       -          215,823     215,856        33
Accrued deposits...............      1,656      1,656       -            6,233       6,233      -
                                  --------   --------    -------      --------    --------   -------
Total..........................   $178,616   $174,845    $(3,771)     $317,212    $313,221   $(3,991)
                                  ========   ========    ========     ========    ========   =======

Fair value of the mortgage-backed securities ("MBS") was determined by an outside investment management company, based on the experience of trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter.

At the end of 1996, the fair value of the Company's investments in MBS is less than amortized cost due to interest rate sensitivity inherent in the fair value determination of such securities. While an unrealized market loss exists, the Company intends to hold these investments to maturity, which ranges from 1997 through 2024. The MBS have a weighted average life of approximately six years. The Company earned $6,838,000 in 1996, $7,655,000 in 1995 and $8,292,000 in 1994 on its investments in MBS.

Fair values of the remaining CCF investments were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated using quoted market prices of similar securities and investments. These remaining investments mature in 1997.

During 1996 and 1995, there were no sales of securities classified as "held-to-maturity" included in the CCF.

5.  EMPLOYEE BENEFIT PLANS

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,552,000 in 1996, $5,903,000 in 1995 and $8,216,000 in 1994. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor used or cargo handled or carried. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

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

Under special rules approved by the PBGC and adopted by the longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $6,400,000 for various plan years ending in 1996 and 1995. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

The net pension cost (benefit) and components for 1996, 1995 and 1994, of single-employer defined benefit pension plans, which cover substantially all other employees, were as follows:

                                              1996       1995       1994
                                              ----       ----       ----
                                                   (In thousands)

Service cost--benefits earned
   during the year .......................  $  6,326   $  6,210   $  7,317
Interest cost on projected benefit
   obligation ............................    23,295     21,785     20,542
Actual return on plan assets..............   (47,980)   (78,713)     3,719
Net amortization and deferral.............    14,599     50,298    (29,062)
Curtailments and terminations ............      (779)    (1,761)     1,300
                                            -------    --------   --------
Net pension cost (benefit) ...............  $ (4,539)  $ (2,181)  $  3,816
                                            ========   ========   ========

The funded status of the single-employer plans at December 31, 1996 and 1995 was as follows:

                                                1996        1995
                                                ----        ----
                                                 (In thousands)

Actuarial present value of benefit obligation:
   Vested benefits .........................  $ 284,755   $ 241,422
   Non-vested benefits .....................      8,415       9,881
                                              ---------   ---------
   Accumulated benefit obligation ..........    293,170     251,303
   Additional amounts related to projected
      compensation levels...................     32,925      34,276
                                              ---------   ---------
   Projected benefit obligation ............    326,095     285,579
Plan assets at fair value...................    380,909     348,208
                                              ---------   ---------

Excess of plan assets over
   projected benefit obligation.............    (54,814)    (62,629)
Prior service costs to be recognized in
   future years ............................     (3,518)     (3,739)
Unrecognized actuarial net gain.............     59,119      75,759
Unrecognized net asset at
   January 1, 1987 (being amortized over
   periods of 4 to 15 years) ...............      2,864       3,954
                                              ---------   ---------
Accrued pension liability...................  $   3,651   $  13,345
                                              =========   =========

At December 31, 1996 and 1995, the projected benefit obligation was determined using a discount rate of 7.5% and 8%, respectively, and assumed increases in future compensation levels of 4.5% and 5%, respectively. The expected long-term rate of return on assets was 9% for 1996 and 1995. The assets of the plans consist principally of listed stocks and bonds.

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

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $9,844,000 and $8,680,000 at December 31, 1996 and 1995, respectively.

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

The net periodic cost for post-retirement health care and life insurance benefits during 1996, 1995 and 1994 included the following:

                                           1996     1995       1994
                                           ----     ----       ----
                                               (In thousands)

Service cost........................... $  1,351   $ 1,512   $  2,149
Interest cost..........................    6,605     7,031      7,825
Net amortization.......................   (2,016)   (1,524)      (216)
Curtailment gain.......................   (2,476)   (2,045)      -
                                        --------   -------   --------

Post-retirement benefit cost........... $  3,464   $ 4,974   $  9,758
                                        ========   =======   ========

The unfunded accumulated post-retirement benefit obligation at December 31, 1996 and 1995 is summarized below:

                                                  1996             1995
                                                  ----             ----
                                                      (In thousands)

Accumulated post-retirement benefit obligation:
  Retirees ..................................   $ 54,951         $ 56,606
  Fully-eligible active plan participants ...     10,865            9,073
  Other active plan participants ............     27,780           25,373
  Unrecognized prior service cost ...........      3,643            5,676
  Unrecognized net gain .....................     24,518           26,862
                                                --------         --------
    Total ...................................    121,757          123,590
Current obligation...........................      5,710            5,118
                                                --------         --------
Non-current obligation.......................   $116,047         $118,472
                                                ========         ========

At December 31, 1996 and 1995, the weighted average discount rates used in determining the accumulated post-retirement benefit obligations were 7.5% and 8%, respectively, and the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 10% through 2001, decreasing to 5% thereafter. If the assumed health care cost trend rate were increased by one percentage point, the accumulated post-retirement benefit obligation as of December 31, 1996 and 1995 would have increased by approximately $11,105,000 and $10,405,000, respectively, and the net periodic post-retirement benefit cost for 1996 and 1995 would have increased by approximately $1,208,000 and $1,190,000, respectively.

7.  LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1996 and 1995, long-term debt consisted of the following:

                                               1996          1995
                                               ----          ----
                                                 (In thousands)

Commercial paper, 5.33%-5.70%.............   $ 225,632    $ 246,437
Bank variable rate loans (1996 high 6.38%,
  low 5.50%) due after 1996  .............      22,000       40,000
Term loans:
  7.19%, payable through 2007 ............      75,000       75,000
  8%, payable through 2000 . .............      37,500       47,500
  9.05%, payable through 1999 ............      21,285       27,201
  9.8%, payable through 2004 .............      16,667       18,750
  9%, payable through 1999 .. ............      15,882       21,176
  7.43%, payable through 2007 ............      15,000         -
  7.65%, payable through 2001 ............      10,000       10,000
  11.78%, payable through 1997 ...........         618        1,269
Limited partnership subscription notes,
  no interest, repaid in 1996 ............        -             850
                                             ---------    ---------
  Total ..................................     439,584      488,183
  Less current portion ...................      31,966       24,794
  Commercial paper classified as current .      62,000       83,000
                                             ---------    ---------
  Long-term debt .........................   $ 345,618    $ 380,389
                                             =========    =========

VARIABLE RATE LOANS: The Company and a subsidiary have a revolving credit and term loan agreement with five commercial banks, whereby they may borrow up to $155,000,000, under revolving loans to November 30, 1998, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 16 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1996 and 1995, $15,000,000 and $10,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1997, but may be canceled by the bank at any time. At
December 31, 1996 and 1995, $7,000,000 and $17,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to July 18, 1997. At December 31, 1996, there were no amounts outstanding under this agreement. At December 31, 1995, $13,000,000 was outstanding.

During 1995, a subsidiary entered into a $50,000,000 one-year Revolving Credit Agreement to replace two previous credit facilities. Up to $25,000,000 of this agreement serves as a commercial paper liquidity back-up line, with the balance available for general corporate funds. At December 31, 1996 and 1995, there were no amounts outstanding under this agreement.

TERM LOAN: The Company and a subsidiary have a shelf facility under which they may borrow up to $50,000,000 in $5,000,000 term loan increments. At December 31, 1996, $15,000,000 had been borrowed.

COMMERCIAL PAPER: At December 31, 1996, there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel, which was delivered in 1992. At December 31, 1996, $149,632,000 of commercial paper notes was outstanding under this program. Maturities ranged from 6 to 66 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program indefinitely and eventually to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program is used by a subsidiary to fund the purchases of sugar inventory from Hawaii sugar growers and to provide working capital for sugar refining and marketing operations. At December 31, 1996, $76,000,000 of commercial paper notes was outstanding under this program. Maturities ranged from 7 to 51 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers are reimbursed by the growers. Of the total commercial paper borrowing outstanding at December 31, 1996, $62,000,000 was classified as current. The commercial paper is supported by a $100,000,000 backup revolving credit facility with six commercial banks. Both the commercial paper program and the backup facility are guaranteed by the subsidiary's parent and by the Company.

In 1995, the Company repaid the outstanding commercial paper notes of a third program which had been used to finance container purchases of the discontinued container leasing business.

LONG-TERM DEBT MATURITIES: At December 31, 1996, maturities and planned prepayments of all long-term debt during the next five years totaled $31,966,000 for 1997, $24,453,000 for 1998, $32,616,000 for 1999, $19,583,000
for 2000 and $17,083,000 for 2001.

8.  LEASES

THE COMPANY AS LESSEE: Various subsidiaries of the Company lease a vessel and certain land, buildings and equipment under both capital and operating leases. Capital leases include one vessel leased for a term of 25 years ending in 1998; containers, machinery and equipment for terms of 5 to 12 years expiring through 1997; and a wastewater treatment facility in California, the title to which will revert to a subsidiary in 2002. Principal operating leases cover office and terminal facilities for periods which expire between 1997 and 2026. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $50,869,000, $46,680,000 and $48,169,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Contingent rents and income from sublease rents were not significant.

Assets recorded under capital lease obligations and included in property at December 31, 1996 and 1995 were as follows:
                                                         1996      1995
                                                         ----      ----
                                                         (In thousands)

Vessel .............................................   $ 55,253   $55,253
Machinery and equipment.............................     42,468    42,688
                                                       --------   -------
   Total............................................     97,721    97,941
Less accumulated amortization.......................     90,462    84,813
                                                       --------   -------
Property under capital leases--net .................   $  7,259   $13,128
                                                       ========   =======

Future minimum payments under all leases and the present value of minimum capital lease payments as of December 31, 1996 were as follows:

                                                       Capital   Operating
                                                        Leases    Leases
                                                        ------    ------
                                                         (In thousands)

1997................................................   $ 14,603   $25,186
1998................................................     11,089    24,252
1999................................................        609    16,203
2000................................................        578    13,394
2001................................................        547    12,206
Thereafter..........................................        516   101,866
                                                       --------   -------
Total minimum lease payments........................     27,942   $193,107
                                                                  ========
Less amount representing interest...................      3,787
                                                       --------
Present value of future minimum payments............     24,155
Less current portion................................     12,116
                                                       --------
Long-term obligations at December 31, 1996..........   $ 12,039
                                                       ========

A subsidiary is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $7,713,000 and $7,170,000 at December 31, 1996 and 1995, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: Various Company subsidiaries lease land, buildings and land improvements under operating leases. The historical cost of and accumulated depreciation on leased property at December 31, 1996 and 1995 were as follows:

                                                         1996      1995
                                                         ----      ----
                                                         (In thousands)

Leased property.....................................   $246,802   $246,609
Less accumulated amortization.......................     42,722     37,555
                                                       --------   --------
Property under operating leases--net................   $204,080   $209,054
                                                       ========   ========

Total rental income under these operating leases for the three years ended December 31, 1996 was as follows:

                                                1996       1995      1994
                                                ----       ----      ----
                                                     (In thousands)

Minimum rentals.............................   $34,556   $28,164   $31,792
Contingent rentals (based on sales volume)..     1,232       880     1,515
                                               -------   -------   -------
   Total..................................     $35,788   $29,044   $33,307
                                               =======   =======   =======

Future minimum rental income on non-cancelable leases at December 31, 1996 was as follows:

                                             Operating
                                              Leases
                                           ------------
                                          (In thousands)

1997......................................   $  28,860
1998......................................      20,903
1999......................................      17,059
2000......................................      13,353
2001 .....................................      10,898
Thereafter................................     114,939
                                             ---------
  Total ..................................   $ 206,012
                                             =========

9.  INCOME TAXES

The income tax expense for the three years ended December 31, 1996 consisted of the following:

                                              1996       1995      1994
                                              ----       ----      ----
                                                   (In thousands)
Current:
   Federal................................   $23,549   $(23,833)  $29,796
   State..................................     4,779        403     1,444
                                             -------   --------   -------

     Total ...............................    28,328    (23,430)   31,240
Deferred..................................    10,420     42,965     1,412
                                             -------   --------   -------

Income tax expense .......................   $38,748   $ 19,535   $32,652
                                             =======   ========   =======

Total income tax expense for the three years ended December 31, 1996 differs from amounts computed by applying the statutory Federal rate to pre-tax income, for the following reasons:

                                              1996       1995      1994
                                              ----       ----      ----
                                                   (In thousands)

Computed income tax expense...............   $36,412   $18,184   $33,821
Increase (decrease) resulting from:
   State tax on income, less applicable
     Federal tax..........................     2,605       326     1,332
   Low-income housing credits.............    (1,219)   (1,224)   (1,219)
   Fair market value over cost of
     donations............................       (11)     -       (2,138)
   Other-net..............................       961     2,249       856
                                             -------   -------   -------
     Income tax expense  .................   $38,748   $19,535   $32,652
                                             =======   =======   =======

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1996 and 1995 were as follows:

                                                         1996      1995
                                                         ----      ----
                                                         (In thousands)

Capital Construction Fund...........................   $159,304  $166,649
Accelerated depreciation............................    123,575   130,456
Tax-deferred gains on real estate transactions......     73,890    69,585
Unrealized holding gains on securities..............     27,625    23,664
Post-retirement benefits............................    (49,398)  (47,813)
Insurance reserves..................................     (6,791)   (6,766)
Alternative minimum tax benefits....................     (3,905)  (14,264)
Other-net...........................................      8,905    (2,571)
                                                       --------  --------
   Total............................................   $333,205  $318,940
                                                       ========  ========

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1991 and, with one exception, has settled all substantive issues raised during the audits. No settlement had a material effect on the Company's financial position or results of operations. The Company is contesting the remaining issue, which relates to the classification of cross border lease transactions. The IRS has commenced an audit of the Company's tax returns for 1992 through 1995. Management believes that the ultimate resolution of the outstanding audit issue and other matters which may result from the current audits will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

The Company has a stock option plan ("1989 Plan") under which key employees may be granted stock purchase options and stock appreciation rights. A second stock option plan for key employees terminated in 1993, but shares previously granted under the plan are still exercisable. Under the 1989 Plan, option prices may not be less than the fair market value of a share of the Company's common stock on the dates of grant, and each option generally becomes exercisable in-full one year after the date granted. Payment for options exercised, to the extent not reduced by the application or surrender of stock appreciation rights, may be made in cash or in shares of the Company's stock. If payment is made in shares of the Company's stock, the option holder may receive, under a reload feature of the 1989 Plan, a new stock option grant for the number of shares equal to that surrendered, with an option price not less than the fair market value of the Company's stock on the date of exercise. During 1996, 471,264 new options were granted under the 1989 Plan, including 40,489 reload options.

The 1989 Plan also permits issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plan. The number of incentive shares issued during 1996 or outstanding at the end of the year was not material.

The Company also has a Directors' stock option plan, under which each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the average fair market value of the shares for the five consecutive trading days prior to the grant date. Each option becomes exercisable six months after the date granted. During 1996, 24,000 new options were granted and no options were canceled or exercised. At December 31, 1996, 186,000 options were outstanding under the plan.

The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the 1989 Plan had been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the after-tax cost for grants made in 1996 and 1995 would have been approximately $900,000 and $1.3 million, respectively. Earnings per share for 1996 and 1995 would have declined by $0.02 and $0.03, respectively. The potential impact of the Director's stock option plan was immaterial.

Changes in shares under all option plans, for the three years ended December 31, 1996, were as follows:

                                                           Price Range
                                              Shares        Per Share
                                              ------        ---------


1994: Granted.............................    475,200   $24.700-27.000
      Exercised...........................    (12,300)   17.375-24.750
      Canceled............................    (55,996)   24.250-36.250
                                             --------

      Outstanding, December 31............   2,444,032   17.375-37.875

1995: Granted.............................    551,800    21.750-22.500
      Exercised...........................    (23,550)   17.375-24.750
      Canceled............................   (385,531)   24.250-36.250
                                             --------

      Outstanding, December 31............   2,586,751   17.375-37.875

1996: Granted.............................    495,264    21.750-32.625
      Exercised...........................   (125,188)   17.375-24.750
      Canceled............................    (15,800)   24.250-36.250
                                             ---------

      Outstanding, December 31
        (2,510,252 exercisable) ..........   2,941,027  $17.375-37.875
                                             =========


Options outstanding at December 31, 1996 include 48,916 shares that carry stock appreciation rights which expire in January 1997. The outstanding options do not have a material dilutive effect in the calculation of earnings per share of common stock.

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

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1996, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $46,688,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $20,689,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities. The Company also has other letters of credit outstanding for normal operating matters which total approximately $4,701,000.

A subsidiary is a party, acting as the steam host, to a Steam Purchase Agreement with a developer which constructed and operates a cogeneration facility contiguous to the subsidiary's California refinery. The agreement provides that, during the 30-year period of the agreement, the subsidiary will receive steam necessary for refinery operations at a reduced price, compared to the market price of fuel which previously had to be purchased to generate its steam requirements.

A subsidiary is party to a long-term sugar supply contract with Hawaiian
Sugar & Transportation Cooperative (HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by the other Hawaii sugar growers. Under the terms of this contract, the subsidiary is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The subsidiary made purchases of raw sugar totaling $190,196,000 and $158,284,000 under the contract during 1996 and 1995, respectively. The contract also requires that the subsidiary provide cash advances to HSTC prior to the physical receipt of the sugar at its refinery (see Note 7). Such advances are determined by the estimated raw sugar market prices. Amounts due to HSTC are credited against outstanding advances to HSTC upon delivery of raw sugar to the subsidiary's refinery.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.  INDUSTRY SEGMENTS

Industry segment information for 1996, 1995 and 1994, on page 26, is incorporated herein by reference. Segments are:

Ocean transportation -- carrying freight between various U.S. and Canadian West Coast, Hawaii and other Pacific ports, and providing terminal services.

Property development and management -- developing, managing and selling residential, commercial and industrial properties.

Food products -- growing, processing and marketing sugar, molasses and coffee, and generating and selling electricity.

As discussed in Note 2, the net assets of the container leasing segment were sold in 1995.

13.  SUBSEQUENT EVENT

On February 13, 1997, a subsidiary received $33,650,000 in settlement of a lawsuit that involved insurance claims over damage to the subsidiary's port facilities resulting from the October 1989 Loma Prieta earthquake. After satisfying terminal repair costs and litigation expenses of approximately $12,600,000, the Company, through its subsidiaries, will record approximately $21,000,000 of pre-tax income in the first quarter of 1996. After taxes, this will add about $13,000,000, or $0.29 per share, to net income during that period.

DIRECTORS AND OFFICERS

Alexander & Baldwin, Inc.
Directors

MICHAEL J. CHUN (53)*
President, The Kamehameha Schools
     (educational institution)

JOHN C. COUCH (57)
Chairman of the Board, President and Chief Executive Officer,
     Alexander & Baldwin, Inc.
     Chairman of the Board and
     Chief Executive Officer
     A&B-Hawaii, Inc.
     Chairman of the Board,
     Matson Navigation Company, Inc.

LEO E. DENLEA, JR. (65)*
Chairman of the Board, President
     and Chief Executive Officer,
     Farmers Group, Inc. (insurance)

WALTER A. DODS, JR. (55)*
Chairman of the Board and
     Chief Executive Officer,
     First Hawaiian, Inc.
     Chairman of the Board and
     Chief Executive Officer,
     First Hawaiian Bank (banking)

CHARLES G. KING (51)**
President, King Auto Center
     (automobile dealership)

CARSON R. McKISSICK (64)*
Managing Director,
     The Corporate Development Company (financial advisory services)

C. BRADLEY MULHOLLAND (55)
President and Chief Executive Officer, Matson Navigation Company, Inc.

ROBERT G. REED III (69)**
Independent business consultant

MARYANNA G. SHAW (58)*
Private investor

CHARLES M. STOCKHOLM (64)**
Managing Director,
     Trust Company of the West
     (investment management services)

R. J. PFEIFFER (77)
Chairman Emeritus of the Board,
     Alexander & Baldwin, Inc.
     Chairman Emeritus of the Board,
     A&B-Hawaii, Inc.
     Chairman Emeritus of the Board,
     Matson Navigation Company, Inc.

Advisory Director

ALEXANDER C. WATERHOUSE (85)
Vice Chairman,
     Waterhouse Properties, Inc.
     (private investments)

   * Audit Committee Members
  ** Compensation and Stock Option Committee Members


All positions as of December 31, 1996
All ages as of March 31, 1997


Alexander & Baldwin, Inc.
Officers

JOHN C. COUCH (57)
Chairman of the Board, President and Chief Executive Officer

MEREDITH J. CHING (40)
Vice President (Government & Community Relations)

JOHN B. KELLEY (51)
Vice President (Investor Relations)

MILES B. KING (49)
Vice President and Chief Administrative Officer

MICHAEL J. MARKS (58)
Vice President, General Counsel and Secretary

GLENN R. ROGERS (53)
Vice President, Chief Financial Officer and Treasurer

ROBERT K. SASAKI (56)
Vice President (Properties)

JUDITH A. WILLIAMS (53)
Vice President (Corporate Planning & Development)

THOMAS A. WELLMAN (38)
Controller

A&B-Hawaii, Inc.
Officers

JOHN C. COUCH (57)
Chairman of the Board and Chief Executive Officer

W. ALLEN DOANE (49)
President and Chief Operating Officer

RICHARD F. CAMERON (64)
Senior Vice President (Agribusiness)

G. STEPHEN HOLADAY (52)
Senior Vice President (Asst. Plantation Manager)

MILES B. KING (49)
Senior Vice President (Industrial Relations)

DAVID G. KONCELIK (55)
Senior Vice President (President and Chief Executive Officer,
     California and Hawaiian Sugar Company, Inc.)

MICHAEL J. MARKS (58)
Senior Vice President and General Counsel

GLENN R. ROGERS (53)
Senior Vice President, Chief Financial Officer and Treasurer

ROBERT K. SASAKI (56)
Senior Vice President (Properties)

NORBERT M. BUELSING (46)
Vice President (Property Management)

MEREDITH J. CHING (40)
Vice President (Government & Community Relations)

KEITH A. GOTO (53)
Vice President (Labor Relations)

JOHN B. KELLEY (51)
Vice President

STANLEY M. KURIYAMA (43)
Vice President (Land Planning & Entitlements)

THOMAS A. WELLMAN (38)
Vice President and Controller

JUDITH A. WILLIAMS (53)
Vice President (Corporate Planning & Development)

ALYSON J. NAKAMURA (31)
Secretary

Matson Navigation Company, Inc.
Officers

JOHN C. COUCH (57)
Chairman of the Board

C. BRADLEY MULHOLLAND (55)
President and Chief Executive Officer

RAYMOND J. DONOHUE (60)
Senior Vice President and Chief Financial Officer

MILES B. KING (49)
Senior Vice President (Human Resources)

GARY J. NORTH (52)
Senior Vice President (Operations)
     (President and Chief Operating Officer, Matson Terminals, Inc.)

KEVIN C. O'ROURKE (50)
Senior Vice President and General Counsel

PAUL E. STEVENS (44)
Senior Vice President (Marketing)

RICHARD S. BLISS (58)
Vice President
     (Area Manager, Hawaii)

ROBERT L. DAWDY (52)
Vice President (West Coast Operations)

BRANTON B. DREYFUS (43)
Vice President
     (Area Manager, Southern California)

JOHN C. GOSLING (60)
Vice President (Engineering)

PHILIP M. GRILL (49)
Vice President (Government Relations)

DALE B. HENDLER (43)
Vice President (Information Services)

MERLE A. K. KELAI (65)
Vice President (Community Relations and Government Affairs)

RONALD H. ROTHMAN (55)
Vice President (Industrial Relations)

MICHAEL J. MARKS (58)
Secretary

TIMOTHY H. REID (50)
Treasurer

JOSEPH A. PALAZZOLO (48)
Controller

[Photo caption:  Board of Directors (from left to right):  John C. Couch, Leo
E. Denlea, Jr., C. Bradley Mulholland, Michael J. Chun, Maryanna G. Shaw, Alexander G. Waterhouse, Charles M. Stockholm (back), R. J. Pfeiffer (front), Carson R. McKissick, Charles G. King, Walter A. Dods, Jr., Robert G. Reed III. Behind the directors are photos of A&B's founders, Samuel T. Alexander (center left) and Henry P. Baldwin (center right), and their first partners, Wallace M. Alexander (far left) and Joseph P. Cooke (far right). Wallace M. Alexander and Joseph P. Cooke also were the son and nephew, respectively, of Samuel T. Alexander.]

PARENT COMPANY, PRINCIPAL SUBSIDIARIES AND AFFILIATES1


ALEXANDER & BALDWIN, INC.                                 Honolulu, Hawaii

   A&B-HAWAII, INC.  (Honolulu, Hawaii)
       Division:  Hawaiian Commercial & Sugar Company     Puunene, Maui
       Subsidiaries:
          A&B Development Company (California)            San Francisco
          A&B Properties, Inc.                            Honolulu
          California and Hawaiian Sugar Company, Inc.     Crockett, California
          East Maui Irrigation Company, Limited           Puunene, Maui
          McBryde Sugar Company, Limited                  Eleele, Kauai
               Subsidiary: Island Coffee Company, Inc.    Eleele, Kauai
          Kahului Trucking & Storage, Inc.                Kahului, Maui
          Kauai Commercial Company, Incorporated          Puhi, Kauai

   MATSON NAVIGATION COMPANY, INC. (San Francisco, California)
       Subsidiaries:
          Matson Intermodal System, Inc.                  San Francisco
          Matson Services Company, Inc.                   San Francisco
          Matson Terminals, Inc.                          San Francisco

   HAWAIIAN SUGAR & TRANSPORTATION COOPERATIVE2 (Crockett, California)




1  Wholly owned unless otherwise indicated
2  A cooperative owned with other Hawaii sugar companies

INVESTOR INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held in the Plaza Meeting Room on the ground floor of Amfac Center, 745 Fort Street, Honolulu, Hawaii at 10 a.m. on Thursday, April 24, 1997.

INVESTOR INFORMATION

Shareholders having questions about A&B are encouraged to write to John C. Couch, Chairman of the Board, President and Chief Executive Officer; or Michael
J. Marks, Vice President, General Counsel and Secretary.

Inquiries from professional investors may be directed to John B. Kelley, Vice President, Investor Relations. Phone (808) 525-8422 E-mail: jbkell@aloha.net

FORM 10-K

Shareholders may obtain a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge, by writing to Michael J. Marks, Vice President, General Counsel and Secretary, Alexander & Baldwin, Inc., P.O. Box 3440, Honolulu, HI 96801-3440.

TRANSFER AGENT & REGISTRAR

CHASE MELLON SHAREHOLDER SERVICES
San Francisco, California and New York, New York

For questions regarding stock certificates or dividends, representatives of the Transfer Agent may be reached at 1-800-356-2017 between 8 a.m. and 8 pm., Eastern Time.

AUDITORS

DELOITTE & TOUCHE LLP
Honolulu, Hawaii