Form 10-K, Exhibit 13
period 1997-12-31
ALEXANDER & BALDWIN INC
filed 1998-03-27
CIK 3453

EXHIBIT 13



Alexander & Baldwin, Inc. 1997 Annual Report                  Hawaii and Beyond



"Hawaii has always presented special challenges, as well as unique opportunities, for those wishing to do business here. Over time, but especially in today's increasingly dynamic global economy, the arena in which Hawaii competes is becoming larger, and the standards it must meet are being raised constantly by competitors we don't even know...

[Photo caption: On the cover: A&B's operations, in Hawaii and beyond, are symbolized by the intense beauty of the Hawaiian Islands and the Pacific Ocean, as seen from a NASA satellite. Hawaii's islands are unique, geographically remote and remain at the center of A&B's increasingly diversified business portfolio. Photo courtesy of NASA.]

[Photo caption: Facing page: Providing for a new type of visitor, the stunning new Hawaii Convention Center is in "soft opening" status early in 1998. With 200,000 square feet of exhibit space, this state-of-the-art center leads the renewal of Waikiki, the heart of Hawaii's visitor industry.]

Managing a diverse portfolio of outstanding properties on the Mainland, adding new shipping routes in the Pacific, selling high-quality, branded sugar products throughout the Western states and premium estate-grown coffee in Japan and on the Mainland - A&B is stretching beyond its Hawaii roots for earnings growth and diversity."



John C. Couch
Chairman of the Board,
President and Chief Executive Officer
Alexander & Baldwin, Inc.


[Photo caption: Selective real estate investment beyond Hawaii's shores is illustrated by the Island Village Shopping Center, in Bainbridge Island, Wash. With the Northwest economy growing steadily, this and other Company investments in the area continue to increase in value.]

CORPORATE PROFILE

Contents

Corporate Profile        4
Financial Highlights     4
Letter to Shareholders   5
Review of Operations    10
Financial Report        21
Quarterly Results       41
General Information     41
Directors and Officers  42


Alexander & Baldwin, Inc. is a diversified corporation with most of its operations centered on Hawaii. Its principal businesses are:

OCEAN TRANSPORTATION

Carrying freight, primarily between Pacific Coast ports, Hawaii ports and Guam Conducting related shoreside operations
Arranging domestic intermodal transportation

PROPERTY DEVELOPMENT & MANAGEMENT

Developing real property, primarily in Hawaii
Selling residential and commercial property
Managing a portfolio of commercial properties

FOOD PRODUCTS

Growing sugar cane and producing raw sugar
Refining raw sugar, marketing and distributing refined sugar products Growing, marketing and distributing coffee

Alexander & Baldwin was founded in 1870 and incorporated in 1900. A&B's corporate headquarters are located in Honolulu, Hawaii. Its common stock is traded on the NASDAQ Stock MarketSM under the symbol ALEX.

Financial Highlights

                                  1997             1996        Change

Revenue                      $1,275,445,000   $1,239,810,000      3%
Net Income                   $   81,387,000   $   65,285,000     25%
     Per Share                       $ 1.80           $ 1.44     25%
Cash Dividends               $   39,789,000   $   39,860,000   -0.2%
     Per Share                       $ 0.88           $ 0.88     -
Average Shares Outstanding       45,182,000       45,303,000   -0.3%
Total Assets                 $1,704,798,000   $1,796,115,000     -5%
Shareholders' Equity         $  719,588,000   $  684,328,000      5%
     Per Share                      $ 16.03          $ 15.09      6%
Return on Beginning
     Shareholders' Equity             11.9%            10.0%     -
Current Ratio                      1.7 to 1         1.4 to 1     -
Debt/Debt + Equity                0.32 to 1        0.40 to 1     -
Employees                             2,930            2,960     -1%


A&B OPERATING PROFIT BY SEGMENT (In thousands)

Reference:  Industry Segment Information (pg. 24)

1992    $113,460
1993    $147,788
1994    $141,729
1995    $100,125
1996    $150,883
1997    $167,893

LETTER TO SHAREHOLDERS

SHARES OUTSTANDING
(At year-end, in thousands)

1992    46,333
1993    46,404
1994    45,691
1995    45,280
1996    45,339
1997    44,881


[Photo caption: John C. Couch, Chairman of the Board, President and Chief Executive Officer, Alexander & Baldwin, Inc.]


A&B did well in 1997. We made significant progress in a number of areas, although overall profitability levels still fell short of our goals. Total sales grew to a record level. Net income was the highest in six years.

Shareholders' equity rose to a new high and total debt was reduced to the lowest level in eight years. The Company paid out 49 percent of its earnings in dividends, and continued the share repurchase program that has resulted in the retirement of 2 million shares since it began four years ago.

The persistent weakness of the Hawaii economy-the primary market for our major business segments-again proved to be a major obstacle to greater success. Nevertheless, we continued to benefit from the strategy of building on the strengths of our core businesses and expanding those businesses beyond Hawaii. That increasing geographic diversification contributed significantly to the success we did achieve.

There were few surprises in 1997. It was the seventh consecutive year in which there was little or no growth in the Hawaii economy. That stagnation only reinforced our commitment to continue seeking expansion opportunities beyond the State. The strength of our core ocean transportation, real estate and food products businesses has permitted us to edge out into other markets over the past few years. By so doing, we have broadened our revenue base and enhanced the Company's earnings potential. In 1997, nearly 60 percent of total revenue was generated by business activities outside Hawaii. Those activities included the operations of various A&B subsidiaries which provide Guam and Pacific Coast shipping services, stevedoring and marine terminal services in U.S. West Coast ports, and domestic intermodal transportation services. They also include the Company's income property portfolio, and sugar refining and distribution activities on the Mainland.

1997 Financial Results Good - Boosted by Insurance Settlement

NET INCOME
EARNINGS PER SHARE

1992    $0.41
1993    $1.45
1994    $1.62
1995    $1.23
1996    $1.44
1997    $1.80

TOTAL DEBT
(In thousands)

1990    $423,783
1991    $543,701
1992    $635,690
1993    $713,789
1994    $654,682
1995    $523,430
1996    $463,739
1997    $344,370

Even without a welcome financial boost from an insurance settlement, the Company's earnings from continuing operations were the highest in six years. The favorable settlement related to an insurance claim for damage to a marine container terminal in Oakland, Calif., during the 1989 Loma Prieta earthquake. Including reimbursed costs, interest and punitive damages, it added $20.0 million to 1997 pretax income.

Including the settlement, A&B's 1997 net income was $81.4 million, an increase of $16.1 million, or 25 percent, from 1996's reported net income of $65.3 million. Earnings per share were $1.80 versus $1.44 in 1996.

Excluding the insurance settlement and three other beneficial, but unusual, one-time factors, 1997 net income would be $68.3 million, which is an increase of $9.5 million, or 16 percent, above the $58.8 million in comparable earnings for 1996. Specifically, on an after-tax basis, the insurance settlement added $12.5 million, or $0.28 per share in 1997. In 1996, a special charter payment for certain vessels contributed $3.5 million, or $0.08 per share. Net income in both 1997 and 1996 benefited from reversals of portions of a financial reserve that was set up to cover the costs of closing a sugar plantation. (Actual closing costs were less than expected.) These reserve reversals boosted 1997 income by $0.6 million, or $0.01 per share, and 1996 results by $2.9 million, or $0.06 per share.

At the end of 1997, A&B's ratio of debt to total capital was 32 percent, versus 40 percent a year earlier. Cash and securities held at year-end exceeded $250 million. This improved capital structure and financial strength greatly enhances the Company's capability to meet future investment needs.

In 1997, a net total debt repayment of $119.6 million was made. A&B's "free" cash flow, i.e., cash flow from operations less cash used for investing, was $133.4 million. That cash, plus $38.3 million from the Capital Construction Fund, was used to reduce the debt, to pay out $39.8 million in dividends and to repurchase $16.6 million in stock.

The annual dividend rate was $0.88 per share during 1997. Since the end of the year, however, the Board raised it to $0.90 per share, or $0.225 a quarter, effective the first quarter of 1998.

Business Segment Highlights

Foremost among the notable accomplishments of the year was the success of Matson Navigation Company, Inc.'s (Matson's) trans-Pacific shipping alliance with American President Lines, Ltd. (APL). The alliance completed its first full year of operation in 1997 by exceeding forecast earnings. Started early in 1996, this alliance initially involved five ships serving the U.S. West Coast, Hawaii, Guam and the Far East.

During 1997, there were discussions about how the alliance might be restructured to provide better service and even better results. Agreement subsequently was reached with APL on a new alliance structure, which will improve Matson's competitive position in the Guam market and reduce its operating costs. The new alliance, involving three Matson ships and three APL ships, will serve ports in Mexico, the U.S. West Coast, Guam and the Far East. The transition to the new fleet alignment began in January 1998.

Other Matson achievements included the continued strong growth of its inter-modal (overland) transportation services subsidiary, Matson Intermodal System, Inc., which increased revenue 29 percent to $96.7 million. Also, in Matson's Pacific Coast service, the volume of loaded commercial containers carried increased more than 50 percent. Operating between Los Angeles, Seattle and Vancouver, B.C., this three-year-old service continues to gain additional support from shippers seeking an alternative to rail and truck movement along the West Coast.

Somewhat offsetting those successes were extraordinary difficulties which continued to be encountered in West Coast ports because of labor shortages, poor productivity due to lingering contract disputes, and congestion caused by the Union Pacific Railroad Company's problems in Southern California. As a result of all of these factors, cargo handling costs rose 10-15 percent above normal levels. As the year drew to a close, industry and Company efforts to resolve the problems began to produce better results. Improved performance is expected in all ports during 1998.

To deal with similar issues more effectively over the long term, Matson is planning the development of new, larger and more efficient marine terminals in Los Angeles and Seattle, and is significantly restructuring its operations in Oakland.

Another factor affecting Matson during the year, of course, was the lackluster Hawaii economy, particularly the depressed construction industry, which precluded any growth in cargo volume in Matson's core Hawaii service.

A&B-Hawaii, Inc.'s property development and management operations continued to be strong and made a solid contribution in 1997. Again, the geographic diversity of the Company's income properties (three million square feet under lease in six Western states) proved beneficial. The robust Mainland economy kept occupancy levels high, raised property values and produced some attractive sales opportunities. An industrial property in Fremont, Calif., was sold in May and a sale is pending on at least one other California property. All of these sales proceeds were reinvested in other income properties to expand our portfolio in Hawaii and on the Mainland. For example, the Company acquired a regional shopping center in Indian Wells, Calif., early in the year in a tax-deferred exchange under IRC Section 1031. And in Hawaii, where the soft office market is producing excellent purchase opportunities, we acquired two small office buildings at attractive prices. At the same time, the market for new commercial space on Maui remained active but highly selective. Several existing, as well as newly developed, commercial properties were sold by the Company at favorable prices. Finally, residential property sales on Maui proceeded at a good pace in spite of the weak economy.

During the year, we examined the possibility of establishing a real estate investment trust, or REIT, for our income properties, but concluded that the disadvantages outweighed the advantages at this time. The close relationship (operational and financial) between the Company's development and leasing activities, and the size, location and mix of our income properties, were all factors we considered in reaching this conclusion. We intend to continue to grow the Company's property development and leasing business in the years ahead. To the extent a REIT structure remains an available and appropriate option for the Company, it will be reexamined periodically.

The year's results were decidedly more mixed for our food products business segment. California and Hawaiian Sugar Company, Inc. (C&H), our West Coast sugar refinery, had another good year, benefiting from favorable market condi-tions and from its new, lower-cost structure. Unfortunately, market conditions in 1998 do not now appear as promising as they were in 1996-97.

We continue to explore possible strategic alliances for C&H that would enhance its long-term potential. In today's rapidly changing domestic sweetener market, alliances with other firms in the industry offer growth opportunities not now available to C&H alone.

C&H's 1997 success was almost completely offset by extremely disappointing results at our 37,000-acre Maui sugar plantation. Problems with a new sugarcane variety depressed yields per acre to the point that the plantation lost money for the first time in many years. Total production was slightly below 200,000 tons, about eight-percent below target levels. Steps now being taken should improve that situation in the next year or two, when total annual production again should reach 210,000-220,000 tons.

[Photo caption: After harvest, sugar cane travels on a plantation road network to HC&S' two mills in 65-ton haulers, like this one. Bulk raw sugar then is shipped to C&H for refining into more familiar sugar products.]

The Company's other crop, coffee grown on Kauai, did much better. Kauai Coffee Company, Inc. produced a record harvest exceeding four million pounds, up more than 70 percent from the prior year. That total was nearly 60 percent of the coffee grown in the State. Increased sales in Japan and increasing support from Mainland roasters for this new estate-grown Hawaiian coffee bode well for its future. A new visitors' center, now under construction at our 4,000-acre plantation on Kauai, will enhance consumer-marketing efforts when it opens this summer.

Hawaii's Economy

STATE OF HAWAII % CHANGE IN
REAL GROSS STATE PRODUCT

1985     4.8
1986     5.4
1987     3.6
1988     5.9
1989     4.8
1990     3.4
1991    -0.4
1992     0.9
1993     0.4
1994     0.0
1995     0.5
1996     0.9
1997     0.9

While the Company continues to grow beyond Hawaii, its core business operations remain focused on the Islands. We, therefore, are concerned about the State's lackluster economy and the prospects for its revitalization.

Largely propelled by external events, Hawaii's economy grew at the spectacular rate of four percent per year, on an inflation-adjusted basis, for the 30 years following statehood in 1959. For complex reasons, little or no growth has occurred since then. The State remains a special place, but its extraordinary economic success during those 30 years and its remoteness did not prepare it well to compete effectively in today's more demanding and increasingly interconnected global economy.

Although Hawaii remains remote, it no longer is isolated from economic events around the world. The State's lack of competitiveness in a number of areas has contributed to its economic stagnation. For example, Hawaii has the highest cost of doing business of all 50 states and its state and local tax burden is one of the heaviest in the country. Excessive regulation and duplication of services by state and county governments are other concerns. Unfortunately, it has taken seven years of dismal economic news for many in the community to realize that "business as usual" has been leading the State nowhere.

Last fall, the Governor formed an Economic Revitalization Task Force of leaders from a broad cross section of the community. Over several months, the Task Force developed recommendations for consideration by the State Legislature this winter. Bold initiatives, ranging from substantial tax cuts to more autonomy for the University of Hawaii, were advanced and are now being debated in the State House and Senate. The prospects for success of these initiatives remain uncertain, but many now believe significant change is required and that it is time to act. Hopefully, the vigorous debate now taking place will produce some meaningful change. I have the privilege of serving on the Governor's Task Force and continue to work with other A&B employees and community leaders to advocate changes that will help serve as catalysts for renewed economic growth.

At this point, however, little, if any, growth is forecast for the State's economy in 1998. Looking ahead, we do not yet know precisely what impact the economic troubles in Asia will have on Hawaii, but clearly they will not be favorable.

On the other hand, there are some positive developments to point to. To cite a few, sales of existing homes were up last year; the new Hawaii Convention Center will open formally in June 1998 with a backlog of more than 50 bookings; plans are being developed for lengthening the airport runways on Maui and Kauai (to permit more direct flights to and from the Mainland and abroad); domestic airlines have announced additional flights to the Islands; several major government and private construction projects have been announced; and Continental Airlines has agreed to locate a new regional maintenance facility in Honolulu. In addition, the strength of the Mainland economy should help boost the number of westbound visitors to the Islands.

Acknowledgements

A&B's 127th year presented its share of challenges. In spite of the adversity faced during the year, the Company grew and became stronger financially. It is now better positioned than ever to deal with the challenges ahead and better prepared to take advantage of opportunities as we continue to grow with and beyond Hawaii.

As has been the case at other times in the past, the skill, dedication and hard work of Company employees kept us moving forward. I am proud of their accomplishments, and gratefully acknowledge their many contributions to our continued success.

I also would like to thank the Board of Directors and shareholders for their continued encouragement and support. Imua!*


/s/ John C. Couch

John C. Couch
Chairman of the Board,
President and Chief Executive Officer


February 20, 1998

* Imua is a Hawaiian word meaning to progress, to go forward.

[Photo caption: The M.V. Mokihana is one of the large, modern vessels purchased by Matson in 1996 in connection with its strategic alliance with American President Lines.]

REVIEW OF OPERATIONS


[Photo caption: Facing page: Residential living on Maui's North Shore is exemplified by the 92-lot Ku'au Bayview development.]


[Photo caption: Condominium living in Maui. Kahului Ikena is a 102-unit A&B development near Maui Community College and the commercial and government centers of Maui.]


Alexander & Baldwin, Inc. (A&B) has two principal subsidiaries, A&B-Hawaii, Inc. (ABHI) and Matson Navigation Company, Inc. (Matson). ABHI has operations in property development and management, Hawaii agribusiness and food products.

Property Development And Management

In total, A&B owns about 93,000 acres of land. Value is added to these landholdings through the process of gaining entitlements for urban use. About 1,320 of the 93,000 acres are fully zoned for urban use. The Company has completed at least one step in the entitlement process for an additional 2,800 acres in Hawaii and on the Mainland, and has about 9,700 more acres with foreseeable urban-use potential. Up-to-date information on specific projects is available on A&B Properties' Internet home page, www.abprop.com.

Whether it is for watershed, cultivation of crops, lease or development, the Company strives to put its land to the highest and best use, consistent with community needs. Most of the acreage in Hawaii will be in agricultural use for many years.

                           A&B'S LANDHOLDINGS, BY CATEGORY

                                    Hawaii
                         ----------------------------
(In acres)                Maui       Kauai      Total    Mainland     Total
---------------------------------------------------------------------------
Fully Entitled Urban        360        810      1,170        150      1,320

Agric./Pasture/Misc.     52,800      8,100     60,900      1,900     62,800

Conservation             15,900     13,000     28,900        -       28,900
---------------------------------------------------------------------------
  Total                  69,060     21,910     90,970      2,050     93,020

Designated Urban            700        300      1,000      1,800      2,800

Urban Potential           6,200      3,500      9,700        -        9,700


Entitlements

The lengthy and complex process of gaining entitlements is the necessary first step in developing land. In 1997, A&B requested that 650 acres at Maalaea be designated as the site of a master-planned community in Maui County's 10-year update of the community plan for the Kihei-Makena area. The project received preliminary approval from the Maui County Council in December 1997, and final Council action is expected in the first half of 1998. The Company also sought to have included in the Wailuku-Kahului Community Plan 160 acres intended for industrial/commercial use in Phases II through IV of Maui Business Park.

Urban designations are being pursued before the State Land Use Commission for two proposed single-family residential subdivision projects on Maui: 200 units on 45 acres at Haliimaile and 400 units on 110 acres at Spreckelsville.

Kukui'ula is a 1,000-acre long-term, master-planned residential project on Kauai that has been idle because of soft market conditions. Plans for an initial 32-unit subdivision were advanced in 1997 and construction may begin in the second quarter of 1998.

Pilot Hill Ranch is an 1,800-acre planned community in El Dorado County, Calif., about 40 miles northeast of Sacramento. During 1997, the Company submitted a Specific Plan, the equivalent of a zoning application, and consultants completed a draft Environmental Impact Report. Public hearings are likely by mid-1998.

Development

Three new large-lot agricultural subdivisions on Maui made progress in 1997. Kauhikoa Hill Ranch, a nine-lot project, was delayed temporarily by water-source issues. By year-end, however, sales had commenced. Roads and utility services are currently under construction at the 28-lot Haiku Makai project and sales will begin shortly. The County of Maui is reviewing construction plans for the 38-lot Maunaolu project, but development probably will not take place until after 1998.

Sales

During 1997, the pace of new residential, and commercial, real estate sales in Hawaii continued to be restrained by a weak economy. Prices softened due to competitive conditions. On the Mainland, strong economic conditions created active markets for high-quality commercial properties.

At A&B's Maui Business Park, a 300,000-square-foot retail center, Maui Marketplace, held its grand opening in October 1997. During 1997, the developer of Maui Marketplace purchased a portion of the land underlying the Marketplace and has an option to complete the acquisition of the remaining land in mid-1998. Three additional leased lots also were sold. The transactions in 1997 involved a total of about eight acres and generated more than $5 million in gross margin. The 19 remaining lots in Phase I A of Maui Business Park, which total about 11 acres, continue to be marketed actively. Ultimately, Maui Business Park will encompass about 240 acres immediately adjacent to Maui's principal airport.

As shown in the table below, 65 of the homes in the 92-lot Ku'au Bayview single-family development were sold by year-end 1997. The sales in 1997 averaged $242,000 per unit. Also, since sales began in mid-1995, 69 of 102 units in the Kahului Ikena condominium project have been sold. The prices of the 17 units sold in 1997 averaged $131,000 per unit.

                                             RESIDENTIAL PROPERTIES

                        Total   Available   Sold/Leased   Available   Sold/Leased   Available
Project                 Units    in 1996      in 1996      in 1997      in 1997      in 1998

Ku'au Bayview             92       92            30          62           35           27
Kahului Ikena            102       81            31          50           17           33
Kauhikoa Hill Ranch        9        0             0           9            1            8
Ku'au Beach Estates        4        0             0           4            3            1


Property Management

Hawaii Portfolio The Hawaii commercial-property portfolio consists of 848,400 square feet of improved leasable space, plus 84 acres leased for commercial uses and 11,730 acres leased for agricultural uses. During 1997, lease rates continued to be very competitive, due to the sluggish Hawaii economy and continuing pressure on local retailers caused by the recent market entry of larger discounters. Occupancy of the commercial properties averaged 78 percent in 1997, in part due to recently acquired properties with relatively high present vacancies.

In March 1997, One Main Plaza, an 85,000-square-foot office building in Wailuku, Maui, was purchased at below-replacement cost. Although its present occupancy rate reflects Hawaii's soft economic conditions, the building's quality, location and tenant mix give it good upside potential.

Mainland Portfolio A&B's portfolio of 12 properties in five Western states consists of 2.21 million square feet of leasable space. Occupancies averaged 98 percent throughout 1997.

In May 1997, a 98,000-square-foot warehouse and office complex was sold. The proceeds were reinvested, on a tax-deferred basis, in the Village at Indian Wells, Calif., a retail center with 104,600 square feet of leasable space. Other tax-deferred funds were invested in the 46,000-square-foot Wilshire Shopping Center in Greeley, Colo., and in a two-story office building near the A&B-owned Island Village Shopping Center in Bainbridge Island, Wash.

[Photo caption: Facing page: Sugar - A&B's roots are deep in Hawaii. Here's how sugarcane products begin. Green, lush and inherently sweet, cane grows on 37,000 acres at HC&S on Maui. A mechanical cutter for harvesting "seed" cane is in the field.]

[Photo caption: A more familiar form of sugar - cubes of refined sugar - represents A&B's refining and marketing subsidiary, C&H, in Crockett, Calif. With the only cane refinery in the Western states, C&H is the leading branded sugar in the West.]


[Photo caption: Estate-grown, Kauai Coffee is A&B's newest crop. Marketing and sales efforts aim eastward and westward beyond Hawaii - with customers in Japan and on the U.S. mainland.]

Property Management & Development Outlook

Property Leasing operating profit likely will change little in 1998, due to continuing soft economic conditions in Hawaii. In Property Sales, residential and commercial developments are expected to continue to sell steadily, but slowly, in 1998. In the Mainland's present active commercial market, purchase offers for Company-owned properties will be considered on a case-by-case basis. Such offers present opportunities to create value and add to income, as is the case with the pending sale of a 246,000-square-foot office/research complex in Cupertino, Calif.

Agribusiness And Food Products

[Photo caption: Facing page: Big, fast, on schedule. A Matson C-9 vessel, M.V. Manoa, inbound under the Golden Gate. Carrying a vast portion of Hawaii's day-to-day consumer needs, Hawaii service vessels make "just-in-time" inventory practical on islands 2,000 miles or more from major production centers.]

Raw Sugar Production

Hawaiian Commercial & Sugar Company (HC&S) on Maui is the largest producer of raw cane sugar in Hawaii, with 55 percent of the State crop in 1997. During the year, however, sugar production at HC&S was reduced by cultivation and processing problems associated with a new variety of sugar cane. The experience gained in 1997 and a reexamination of agricultural practices have led to appropriate changes that should result in much-improved yields in the next few years. To ensure that HC&S remains competitive with other sweetener producers, the Company also is continuing its efforts to reduce costs in all aspects of plantation operations.

                              AGRIBUSINESS STATISTICS

                                       1997        1996        1995
                                       ----        ----        ----
Raw sugar produced (tons)

    HC&S                               198,000     201,000     198,000
    McBryde                               -         20,000      24,000
                                     ---------   ---------   ---------
      Total                            198,000     221,000     222,000
                                     =========   =========   =========

Green coffee produced (pounds)       4,300,000   2,430,000   1,770,000

Cultivated acreage
    Sugar                               36,700      40,400      40,400
    Coffee                               3,800       4,000       4,000


Coffee

Kauai Coffee Company, Inc., the largest grower of coffee in the United States, produced more than four million pounds in 1997. Production was more than 70 percent higher than the previous record crop in 1996. The Company achieved added success in 1997 in marketing this high-quality, estate-grown coffee to customers both in the United States and in Japan. Although Kauai Coffee does not yet contribute to operating profit, its results are improving steadily.

Power, Trucking

The Company's hydroelectric plants on Maui and Kauai, as well as its sugar mills on Maui, continue to generate surplus electricity, which is sold to the local public utilities. During 1997, 109,000 megawatt-hours were sold, approximately the same volume as in 1996. The Company also has small trucking operations on both Maui and Kauai that support the agricultural operations and serve independent customers in each community.

Sugar Refining and Marketing

California and Hawaiian Sugar Company, Inc. (C&H) is the only sugarcane refiner in the western United States and produces about eight percent of the national supply of refined sugar. Through most of 1997, margins in the cane sugar refining industry benefited from relatively lower supplies of beet sugar. Although administration of the U.S. sugar import quotas kept raw cane sugar prices high on an absolute basis, prices were somewhat lower than in 1996. Operations at C&H also continued to benefit from lower costs, due to its restructuring two years ago and selected capital investments.

In the fourth quarter of 1997, refined sugar prices began to weaken in response to forecasts of greater sugar beet production in 1998, higher inventories of refined sugar, a lower consumption growth rate and new cane refining capacity that is anticipated to start up in Florida early in 1998. The U.S. Department of Agriculture also has set lower levels of raw sugar imports, which will increase the cost of the raw sugar purchased by C&H. Capping the change in outlook were strategic realignments and consolidations, which increased concen-tration in the industry by reducing the number of domestic sweetener suppliers. Given all these factors, it is unlikely that C&H can sustain in 1998 the level of performance that it attained during 1996 and 1997. Additionally, the two principal labor contracts at C&H expire May 31, 1998. While negotiations are expected to prove difficult, management is optimistic that a new contract can be ratified without a work stoppage.

Food Products Outlook

During 1998-99, production results at HC&S should improve and cost-reduction efforts should contribute to better results. The coffee operations are expected to edge closer to profitability as a result of greater production, higher quality and increased market awareness. Sugar refining results are likely to be lower, but are expected to remain positive.

Matson has operations in ocean shipping, marine container terminals and domestic intermodal transportation.

[Photo caption: Matson has built upon the assets of its core Hawaii service also to serve shipping customers in mid-Pacific Islands, in Asia and on the Pacific Coast.]

HAWAII SERVICE
FREIGHT (UNITS)

1992    177,900
1993    171,600
1994    173,300
1995    157,200
1996    152,100
1997    149,700

HAWAII SERVICE
AUTOMOBILES

1992    110,600
1993    109,400
1994    116,600
1995    107,100
1996     83,100
1997     78,600

Ocean Shipping And Intermodal Transportation

Hawaii Service

The core business of Matson Navigation Company, Inc. (Matson) is its Hawaii service. Matson is the leading carrier of containerized cargo and automobiles between the U.S. Pacific Coast and the Islands. During 1997, continuing slow economic growth and declines in construction activity in Hawaii slightly reduced the cargo carried. Longshore productivity problems, which had affected costs in 1996 and early 1997, were being resolved. Other labor issues, however, delayed a return to normal productivity and adversely affected shipping schedules and costs. These issues were: a strike by harbor pilots in Los Angeles, the Union Pacific Railroad's problems and a shortage of longshore workers in Southern California. In addition, a shipboard fire forced Matson to take a vessel out of service temporarily, which also disrupted schedules and raised costs.

                        HAWAII CARGO VOLUME

                     1997      1996     1995
                     ----      ----     ----

Freight (units)     149,700   152,100  157,200
Automobiles          78,600    83,100  107,100

In December 1997, Matson announced that it would defer an across-the-board increase in Hawaii service rates, in recognition of the weak economic conditions in Hawaii. Also, an existing fuel surcharge was reduced from 1.75 percent to 1.5 percent, effective January 15, 1998.

Guam Service

1997 was the first full year of Matson's service to Guam under the Company's alliance with American President Lines, Ltd. (APL). Customers' acceptance of the service continued to be good, and although Guam's economic growth moderated, cargo volume was higher than in 1996.

On December 17, 1997, Typhoon Paka hit Guam with exceptionally high winds. Although the damage to homes and other structures was extensive, shipping services resumed shortly after the storm passed.

Matson and APL renegotiated the terms of their alliance late in 1997 and implemented new vessel schedules (reflected in the map on the facing page) in January 1998. The new alliance agreement is expected to produce substantial benefits for both Matson and APL and will result in better service for Guam customers.

The new alliance also will contribute to lower cargo-handling costs, higher terminal productivity and improved vessel schedule reliability.

[Photo caption: Matson's "hub" is the Sand Island Terminal in Honolulu, one of the world's busiest container terminals. Sand Island is the destination for Oahu-bound cargo, the transshipment point for Neighbor Island and mid-Pacific cargo, and the point of departure for Hawaii's products.]

[Photo caption: At Matson's bustling Seattle container terminal, cargo moves both to Hawaii and on the Pacific Coast shuttle. This innovative coastwise service is changing decades-old transportation patterns and challenging the dominance of trucks and rails for time-sensitive cargo.]

Pacific Coast Service

Matson's West Coast shuttle service enjoyed steady growth in the volume of full commercial containers carried during 1997. This increase was partially offset by a reduction in the volume of empty containers carried for repositioning. Rates are higher, however, for full containers. Also, the same labor issues in Southern California that affected the Hawaii service negatively affected costs. In August 1997, a new relationship with Canadian National Railway was announced. This will increase the volume of southbound cargo. Profitability in the Pacific Coast service continues to improve.

Mid-Pacific Service

Matson's container-barge service to Johnston Island, Kwajalein, Majuro and Ebeye enjoyed higher volume in 1997 than in 1996. A high level of construction activity in the first half of the year contributed to the increase. Following extended negotiations with the U.S. Department of Defense, rates for military cargo to Kwajalein were reduced in July 1997.

Matson Intermodal System, Inc. (MIS)

Continued growth in volume helped MIS to modestly increase its 1997 contribution to operating profit. During its 10 years in business, MIS has benefited from the continuing trend among companies in many industries to outsource transportation management. Annual MIS revenue is nearing $100 million.

Early in 1998, Matson created a new subsidiary, Matson Logistics Solutions, Inc., to respond to customers' needs for more comprehensive transportation services.

Matson Terminals, Inc. (MTI)

MTI is the stevedore for Matson and outside customers at Matson-operated container terminals. During 1997, longshore productivity continued to be a problem for all terminals on the West Coast. Late in the year, transportation congestion in Southern California due to problems in the rail industry, plus shortages of longshore labor in Southern California ports, added to costs just as productivity trends began to improve. Increased registration of new long-shore workers and industry training programs were leading to improvements by early 1998. In Matson's terminals, productivity should continue to improve, due in part to planned changes in container-handling techniques at its Oakland, Calif., terminal. The reconfiguration of the Guam service also will reduce congestion in Matson's terminals by transferring much of the West Coast cargo handling for that service to APL's terminals.

Ocean Transportation Outlook

1998 results are expected to benefit modestly from higher Hawaii and coastwise freight, improved cargo-handling productivity, the restructured operating alliance with APL and greater intermodal volume. These improvements, however, will not be sufficient to offset the effect of the 1997 insurance settlement (which contributed $20.0 million to operating profit), reductions in other cargo categories and expected higher costs. During 1998, an important project for Matson will be to continue to develop plans for the orderly renewal of its fleet. Based on the current fleet age and expected service needs, the Company may begin replacing its fleet within the next five years.

FINANCIAL REPORT

  21   Independent Auditors' Report

  22   Eleven-Year Summary of Selected Financial Data

  24   Industry Segment Information

  25   Management's Discussion and Analysis

  28   Statements of Income

  29   Statements of Cash Flows

  30   Balance Sheets

  32   Statements of Shareholders' Equity

  33   Notes to Financial Statements

  41   Quarterly Results



INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALEXANDER & BALDWIN, INC.:


We have audited the accompanying balance sheets of Alexander & Baldwin, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997 (pages 24 and 28 to 40). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Alexander & Baldwin, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Honolulu, Hawaii
January 22, 1998

Eleven-Year Summary of Selected Financial Data
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries


                                                   1997         1996         1995         1994         1993         1992
                                                ----------   ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue           $1,275,445   $1,239,810   $1,033,593   $1,144,033   $  923,804   $  703,948

Deduct:
  Cost of goods sold and operating expenses      1,119,297    1,101,696      948,210    1,019,700      794,880      583,593
  Interest expense                                  28,936       34,081       33,429       27,702       28,802       23,881
  Hurricane loss                                      -            -            -            -            -          24,803
  Income taxes                                      45,825       38,748       19,535       32,652       41,386       19,044
                                                ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations                   81,387       65,285       32,419       63,979       58,736       52,627
Income (loss) from discontinued operations            -            -          23,336       10,629        8,253        7,878
Cumulative effect of change
  in accounting principle                             -            -            -            -            -         (41,551)
                                                ----------   ----------   ----------   ----------   ----------   ----------
Net income                                      $   81,387   $   65,285   $   55,755   $   74,608   $   66,989   $   18,954
                                                ==========   ==========   ==========   ==========   ==========   ==========

Comprehensive income                            $   88,326   $   73,660   $   66,512   $   70,031         -            -
                                                ==========   ==========   ==========   ==========   ==========   ==========
Basic and Diluted Earnings per Share:
  Income from continuing operations                  $1.80        $1.44        $0.72        $1.39        $1.27        $1.14
  Income (loss) from discontinued operations           -            -           0.51         0.23         0.18         0.17
  Cumulative effect of change
    in accounting principle                            -            -            -            -            -          (0.90)
                                                ----------   ----------   ----------   ----------   ----------   ----------
  Net income                                         $1.80        $1.44        $1.23        $1.62        $1.45        $0.41
                                                ==========   ==========   ==========   ==========   ==========   ==========

Return on beginning equity                           11.9%        10.0%         8.8%        12.7%        12.0%         3.3%
Cash dividends per share                        $     0.88   $     0.88   $     0.88   $     0.88   $     0.88   $     0.88
Average number of shares outstanding                45,182       45,303       45,492       46,059       46,338       46,294
Gross profit percentage                              20.6%        20.0%        20.2%        21.2%        24.9%        29.1%
Effective income tax rate                            36.0%        37.3%        37.6%        33.8%        41.3%        26.6%

Market price range per share:
  High                                          $   29.375   $   29.250   $   25.500   $   28.250   $   28.000   $   30.500
  Low                                               24.375       22.500       20.500       21.250       22.500       21.500
  Close                                             27.313       25.000       23.000       22.250       26.750       24.750

At Year End:
  Shareholders of record                             5,481        5,881        6,357        6,729        7,056        7,507
  Shares outstanding                                44,881       45,339       45,280       45,691       46,404       46,333
  Shareholders' equity                          $  719,588   $  684,328   $  649,678   $  632,614   $  587,006   $  559,099
     Per-share                                       16.03        15.09        14.35        13.85        12.65        12.07
  Total assets                                   1,704,798    1,796,115    1,801,237    1,925,775    1,904,742    1,676,635
  Working capital                                  114,806       95,579       84,399       58,392       64,884       40,013
  Cash and cash equivalents                         21,623       23,824       32,150        8,987       32,295       20,827
  Property-net                                   1,036,515    1,061,190      973,514      975,672    1,032,983      888,621
  Real estate developments-noncurrent               68,056       70,144       56,104       66,371       54,919       50,977
  Long-term debt-noncurrent                        290,885      345,618      380,389      519,605      576,390      549,960
  Capital lease obligations-noncurrent               2,000       12,039       24,186       35,274       44,495       59,816
  Current ratio                                   1.7 to 1     1.4 to 1     1.4 to 1     1.3 to 1     1.3 to 1     1.4 to 1
  Capital stock price/earnings
    ratio at December 31                         15.2 to 1    17.4 to 1    18.7 to 1    13.7 to 1    18.5 to 1    60.4 to 1

All share and per-share amounts reflect the 2-for-1 stock split in 1988.



Eleven-Year Summary of Selected Financial Data, Continued
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries

                                                   1991         1990         1989         1988         1987
                                                ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue           $  715,984   $  747,550   $  845,936   $  701,908   $  655,276

Deduct:
  Cost of goods sold and operating expenses        565,105      552,236      512,499      495,234      470,928
  Interest expense                                  24,575       29,602       26,965       27,406       21,104
  Hurricane loss                                      -            -            -            -            -
  Income taxes                                      42,359       58,820      107,461       61,535       62,167
                                                ----------   ----------   ----------   ----------   ----------
Income from continuing operations                   83,945      106,892      199,011      117,733      101,077
Income (loss) from discontinued operations           4,861        1,075         (310)        -            -
Cumulative effect of change
  in accounting principle                             -            -            -            -            -
                                                ----------   ----------   ----------   ----------   ----------
Net income                                        $ 88,806   $  107,967   $  198,701   $  117,733   $  101,077
                                                ==========   ==========   ==========   ==========   ==========
Comprehensive income                                  -            -            -            -            -
                                                ==========   ==========   ==========   ==========   ==========
Basic and Diluted Earnings per Share:
  Income from continuing operations                  $1.82        $2.32        $4.30        $2.35        $1.93
  Income (loss) from discontinued operations          0.10         0.02        (0.01)         -            -
  Cumulative effect of change
    in accounting principle                            -            -            -            -            -
                                                ----------   ----------   ----------   ----------   ----------
  Net income                                         $1.92        $2.34        $4.29        $2.35        $1.93
                                                ==========   ==========   ==========   ==========   ==========

Return on beginning equity                           16.7%        23.5%        45.2%        31.7%        21.4%
Cash dividends per share                        $     0.88   $     0.86   $     0.80   $     0.77   $     0.68
Average number of shares outstanding                46,213       46,133       46,326       50,079       52,444
Gross profit percentage                              31.9%        36.0%        48.5%        38.8%        37.2%
Effective income tax rate                            33.5%        35.5%        35.1%        34.3%        38.1%

Market price range per share:
  High                                          $   29.500   $   38.000   $   39.500   $   36.750   $   32.000
  Low                                               21.000       19.000       31.250       20.875       16.000
  Close                                             28.250       22.250       37.500       31.500       21.625

At Year End:
  Shareholders of record                             7,749        7,860        7,650        7,201        6,859
  Shares outstanding                                46,229       46,201       46,096       50,099       50,347
  Shareholders' equity                          $  578,669   $  530,298   $  459,712   $  439,729   $  371,007
     Per-share                                       12.52        11.48         9.97         8.78         7.37
  Total assets                                   1,547,648    1,364,165    1,141,671    1,070,483      981,737
  Working capital                                   23,195       55,340       33,906       35,974       42,262
  Cash and cash equivalents                         18,675       47,351       23,389       22,794       26,695
  Property-net                                     882,513      799,942      691,194      548,066      520,124
  Real estate developments-noncurrent               36,362       14,156         -            -            -
  Long-term debt-noncurrent                        452,279      315,851      196,954      174,715      172,014
  Capital lease obligations-noncurrent              69,717       86,392       95,241      100,306      106,935
  Current ratio                                   1.2 to 1     1.5 to 1     1.4 to 1     1.4 to 1     1.5 to 1
  Capital stock price/earnings
    ratio at December 31                         14.7 to 1     9.5 to 1     8.7 to 1    13.4 to 1    11.2 to 1


All share and per-share amounts reflect the 2-for-1 stock split in 1988.



INDUSTRY SEGMENT INFORMATION
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
                                                    1997        1996        1995        1994        1993
-----------------------------------------------------------------------------------------------------------
REVENUE:
   Ocean transportation                          $  712,654  $  661,586  $  593,807  $  604,754  $  551,687
   Property development and management:
      Leasing                                        37,148      35,916      34,073      33,387      32,606
      Sales                                          35,916      31,909      25,835      60,767      32,559
   Food products                                    486,912     506,909     377,082     441,209     304,007
   Other                                              2,815       3,490       2,796       3,916       2,945
-----------------------------------------------------------------------------------------------------------
        Total revenue                            $1,275,445  $1,239,810  $1,033,593  $1,144,033  $  923,804
===========================================================================================================

OPERATING PROFIT:
   Ocean transportation                          $  100,350* $   81,618  $   87,769  $   97,319  $   91,194
   Property development and management:
      Leasing                                        24,559      23,875      23,063      23,163      22,975
      Sales                                          13,262      15,307      14,497      18,522      18,570
   Food products                                     27,083      26,863     (27,797)       (418)     12,692
   Other                                              2,639       3,220       2,593       3,143       2,357
-----------------------------------------------------------------------------------------------------------
        Total operating profit                      167,893     150,883     100,125     141,729     147,788
   Interest expense, net                            (28,936)    (34,081)    (33,429)    (27,702)    (28,802)
   General corporate expenses                       (11,745)    (12,769)    (14,742)    (17,396)    (18,864)
-----------------------------------------------------------------------------------------------------------
        Income from continuing operations
        before income taxes                      $  127,212  $  104,033  $   51,954  $   96,631  $  100,122
===========================================================================================================

IDENTIFIABLE ASSETS:
   Ocean transportation                          $  930,636  $1,005,741  $  997,230  $  853,933  $  882,335
   Property development and management              317,622     312,829     297,927     271,073     268,581
   Food products                                    382,109     386,986     413,675     399,717     418,724
   Other                                             74,431      90,559      92,405      87,362      39,094
-----------------------------------------------------------------------------------------------------------
        Assets of continuing operations           1,704,798   1,796,115   1,801,237   1,612,085   1,608,734
   Discontinued operations - container leasing         -           -           -        313,690     296,008
-----------------------------------------------------------------------------------------------------------
        Total assets                             $1,704,798  $1,796,115  $1,801,237  $1,925,775  $1,904,742
===========================================================================================================

CAPITAL EXPENDITURES:
   Ocean transportation                          $   20,828  $  171,110  $   46,872  $   29,676  $   53,745
   Property development and management                8,620       4,141       8,613      14,376      34,772
   Food products                                     18,806      12,058      13,650      18,665      26,637

DEPRECIATION AND AMORTIZATION:
   Ocean transportation                          $   62,192  $   62,055  $   57,619  $   55,663  $   55,738
   Property development and management                6,281       6,214       5,561       5,246       4,860
   Food products                                     19,538      20,144      20,390      21,340      15,974



*Includes $20 million from the settlement of a lawsuit that involved insurance claims for earthquake damage to port facilities in 1989.


MANAGEMENT'S DISCUSSION AND ANALYSIS
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS AND REVENUE

Net income in 1997 was $81,387,000, or $1.80 per share. This was a 25-percent improvement compared with net income of $65,285,000 in 1996, or $1.44 per share. Net income in 1997 included $12,478,000, or $0.28 per share, resulting from the favorable settlement of protracted litigation related to an insurance claim. Net income in 1996 included a one-time vessel charter hire that contributed $3,545,000, or $0.08 per share. Income in both 1997 and 1996 benefited from partial reversals of a financial reserve that was set up to cover the costs of closing a sugar plantation: 1997 income included $600,000, or $0.01 per share, and 1996 income included $2,900,000, or $0.06 per share. Excluding these factors, 1997 income was $68,309,000, an increase of $9,469,000, or 16 percent, from $58,840,000 in 1996. Revenue in 1997 was
$1,275,445,000, compared with revenue of $1,239,810,000 in 1996, primarily reflecting slightly higher ocean transportation revenue and property sales.

1997 COMPARED WITH 1996

OCEAN TRANSPORTATION revenue of $712,654,000 increased eight percent and operating profit of $100,350,000 increased 23 percent in 1997 compared with 1996. Excluding the insurance settlement, however, which contributed $19,965,000, pre-tax, to operating profit in 1997, and the one-time vessel charter hire, which contributed $5,634,000, pretax, to operating profit in 1996, operating profit for the ocean transportation segment rose six percent.

Hawaii's continuing slow economic growth and decline in construction caused reduced cargo volumes for the Hawaii service. Compared with 1996, total Hawaii container volume was down two percent and total automobile volume was down five percent in 1997. In an effort to support Hawaii's economic revitalization, Matson announced that it would defer an increase in Hawaii service rates and would reduce an existing fuel surcharge from 1.75 percent to 1.5 percent, in January 1998.

Despite the decline in Guam's economic growth rate, Matson's Guam service, which completed its first full year in 1997, continued to contribute significantly to Matson's results. Matson and APL renegotiated the terms of their alliance in late 997. A new vessel schedule will be implemented in early 1998 and will benefit both carriers and their customers by reducing transit times. Although longshore labor disruptions continued into 1997, the relatively poor terminal productivity and increased cargo handling costs improved somewhat. After adjusting for volume effects, overall terminal labor costs increased by 6 percent in 1997, after 15-percent increase in 1996.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue and operating profit rose three percent compared with 1996. The leased-property portfolio benefited from continuing high occupancy levels for Mainland properties. Occupancy rates in 1997 averaged 98 percent for the Mainland portfolio, versus 97 percent in 1996. Occupancy levels for the Company's Hawaii-leased real estate portfolio averaged 78 percent in 1997, versus 86 percent in the previous year. That decrease was due primarily to properties acquired in early 1997 that have relatively low occupancy rates and to the weak Hawaii economy.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $35,916,000 for 1997 was 13-percent higher than in 1996; however, operating profit decreased 13-percent for 1997 compared with 1996. Sales in 1997 included four leased parcels in Maui Business Park, an undeveloped 24-acre residential parcel, several developed and undeveloped business parcels, an industrial warehouse in California and 59 residential properties. Significant sales in 1996 included two leased parcels, a 66-acre unimproved parcel to a Maui utility, four lots in the Company's Maui Business Park and 73 residential properties. Six of the 1997 and four of the 1996 sales were completed on a tax-deferred basis.

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

FOOD PRODUCTS revenue of $486,912,000 in 1997 was four-percent lower than the prior year's revenue of $506,909,000. Operating profit of $27,083,000 in 1997, however, was one-percent higher than the operating profit of $26,863,000 for the prior year. Improved sugar refining margins were offset substantially by the effects of lower sugar yields at the Company's Maui plantation. Operating results also were impacted by the previously noted partial reversals of the reserve established in 1995 for a plantation closure.

During most of 1997, margins in the cane sugar refining industry continued to benefit from relatively low supplies of beet sugar. However, toward the end of 1997, the prospects of a larger sugar beet crop and decreasing beet sugar prices began to tighten margins throughout the industry. This factor, combined with other competitive pressures and continuing low cane sugar import quotas, will make it difficult for the refining business to sustain 1997-level earnings into 1998. The Company's coffee-growing and marketing operations had losses for both 1997 and 1996, although results are improving, due to higher production volume (4,300,000 pounds of green beans in 1997 versus 2,400,000 pounds in 1996), improved quality and a stronger marketing effort.

During 1997, the Company addressed concerns about the decline in sugar production at its Maui sugar plantation. The decline was due primarily to excessive rainfall early in the year and to disappointing sugar yields from a new plant variety. Changes in cultivation and ripening processes are expected to improve future yields. Cost-reduction efforts also have been implemented throughout the plantation operations.

1996 COMPARED WITH 1995

OCEAN TRANSPORTATION revenue increased 11 percent, reflecting primarily the start-up of the Guam service, but operating profit declined seven percent in 1996, compared with 1995. Operating and overhead costs increased in 1996, due primarily to the implementation of the Guam service and to disruptive labor actions during the third and fourth quarters, related to the West Coast longshore contract. Operating profit also was affected adversely by higher fuel prices and higher fuel consumption. Together, these factors obscured the synergies of the newly combined shipping services and other cost reduction initiatives. Operating results for 1996 also benefited from the previously noted one-time vessel charter payment.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue rose five percent and operating profit rose four percent compared with 1995. These 1996 increases were due to full-year contributions from properties added to the leased portfolio in the second half of 1995. Occupancy levels for the Company's Mainland leased real estate portfolio averaged 97 percent in 1996, the same rate as for 1995. Occupancy levels for the Company's Hawaii leased real estate portfolio averaged 86 percent in 1996, versus 90 percent in 1995, reflecting the weak real estate market in Hawaii and the increased presence of large discount retailers in the market. Both of these factors limited the absorption of new and vacant space.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $31,909,000 for 1996 was 24-percent higher than in 1995; however, operating profit increased only six percent for 1996 compared with 1995. Significant sales in 1996 included two leased parcels, a 66-acre unimproved parcel to a Maui utility, four lots in the Company's Maui Business Park and 73 residential properties. Sales in 1995 included a 5.5-acre parcel at Maui Business Park, three individual lots in Maui Business Park, eight developed industrial lots, a 38-acre agricultural-subdivision parcel and 47 residential properties. Four of the 1996 sales were completed on a tax-deferred basis. No tax-deferred sales were completed in 1995.

FOOD PRODUCTS revenue of $506,909,000 for 1996 was 34-percent greater than the 1995 revenue of $377,082,000. Operating profit was $26,863,000 for 1996, compared with a loss of $27,797,000 for 1995. Operating profit in 1996 included $4,600,000, pre-tax, for the partial reversal of an $8,100,000, pre-tax, charge for the closure of sugar-growing operations on Kauai recorded in 1995. Operating profit for 1995 had been affected adversely by a refinery workers' strike, the $8,100,000, pre-tax, charge, a $3,800,000, pre-tax, write-down of an operating asset, high raw sugar costs and low refined sugar prices.

FINANCIAL CONDITION AND LIQUIDITY

The Company's principal liquid resources, which consist of cash and cash equivalents, trade receivables, sugar and coffee inventories and unused lines of credit, less accrued deposits to the Capital Construction Fund (CCF), totaled $509,176,000 at December 31, 1997, an increase of $709,000 from December 31, 1996. Amounts available under lines of credit increased $25,500,000, due primarily to lower commercial paper balances outstanding at year-end. Accounts receivable increased $8,406,000, due principally to higher receivables at Matson. Sugar and coffee inventories decreased $22,652,000, due principally to the timing of raw sugar purchases. Accrued deposits to the CCF decreased by $8,344,000. Cash and cash equivalents decreased by $2,201,000, due primarily to debt repayments.

Working capital of $114,806,000 at December 31, 1997 was $19,227,000 higher than the amount at the end of 1996. This increase was due primarily to a decrease in short-term debt, partially offset by lower inventories.

Net cash provided by operations, before capital expenditures for real estate developments held for sale, was $187,505,000 and $149,801,000 for 1997 and 1996, respectively. Net operating cash flows were used principally for capital expenditures, payments of debt, deposits into the CCF, repurchases of capital stock and dividends. Withdrawals from the CCF were used to repay debt.

In 1997, capital expenditures were $48,496,000, compared with $187,721,000 in 1996. Ocean transportation capital additions in 1997 of $20,828,000 were primarily for the acquisition of container and terminal equipment. Property development and management capital additions in 1997 of $8,620,000 were for real-estate developments held for investment purposes and for improvements to leased properties. Food products capital additions in 1997 of $18,806,000 were primarily for sugar refinery modifications and for power generation, harvesting, and factory equipment for the Company's sugar- and coffee-growing operations.

Capital expenditures approved, but not yet spent, were $84,222,000 at December 31, 1997. These expenditures are primarily for Year 2000 remediation, container equipment, real-estate developments held for investment purposes, improvements to leased properties, and irrigation, factory and power generation equipment for the Company's sugar-growing operations. For 1998, internal cash flows and short-term borrowing facilities are expected to be sufficient to finance working capital needs, dividends, capital expenditures and debt service.

OTHER MATTERS

NEW ACCOUNTING STANDARDS: The Company adopted two new accounting standards in 1997: Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" and SFAS No. 130 "Reporting Comprehensive Income." In accordance with SFAS 128, the Company renamed its Primary Earnings per Share (EPS) to Basic EPS and disclosed its Diluted EPS. Due to the immaterial impact of the Company's stock options, Basic and Diluted EPS are the same amount. In accordance with SFAS 130, the Company added the measure of comprehensive income, consisting of net income plus unrealized holding gains on securities, to its Statements of Income. Comprehensive income, however, is not used in the calculation of EPS. See also Note 1 to the Company's Financial Statements.

INSURANCE LITIGATION: In February 1997, Matson received $33,650,000 in settlement of litigation involving a contested insurance claim for earthquake damage to port facilities in 1989. After recovering repair and litigation costs of approximately $13,650,000, the Company recorded $9,700,000 of interest revenue and $10,300,000 of other revenue. The after-tax impact of the settlement on 1997 net income was $12,478,000, or $0.28 per share.

LEGISLATION: In September 1997, the Secretary of Agriculture established, under the Federal Agriculture Improvement and Reform Act and in accordance with the Harmonized Tariff Schedule, the aggregate quantity of sugars and syrups that can be imported into the United States. The maximum import quantity for fiscal year 1998 was set at 1,800,000 metric tons raw value (mtrv) with an initial release of 1,200,000 mtrv and the remaining 600,000 mtrv to be released in 200,000 mtrv increments in January, March, and May if, in those months, the stocks-to-use ratio, as published in the World Agricultural Supply and Demand Estimate (WASDE), is not greater than 15.5 percent. In January 1998, the WASDE stocks-to-use ratio was 15.7 percent. As a result, the first 1998 increment was cancelled and the maximum import quantity for fiscal year 1998 is now 1,600,000 mtrv.

TAX-DEFERRED REAL ESTATE EXCHANGES: In 1997, the Company sold five parcels of land for $16,689,000. Proceeds of $11,000,000 were reinvested in 1997 and the remaining proceeds are expected to be reinvested in 1998, both on a tax-deferred basis. Also, in 1997, the Company received $699,000 from a sale of land under threat of condemnation. Proceeds of this condemnation are also expected to be reinvested on a tax-deferred basis. Proceeds of $4,000,000 from prior condemnation sales were reinvested in 1997 on a tax-deferred basis. The proceeds from these sales and condemnation are reflected in the Condensed Statements of Cash Flows under the caption "Non-cash Activities."

SHARE REPURCHASES: In 1997, the Company repurchased 624,050 shares of its common stock, for an aggregate of $16,585,000 ($26.58 per share, average).

ENVIRONMENTAL MATTERS: As with most industrial and land-development companies of its size, the Company's operations have certain risks, which could result in expenditures for environmental remediation. The Company believes that it is in compliance, in all material respects, with applicable environmental laws and regulations, and works proactively to identify potential environmental concerns. Management believes that appropriate liabilities have been accrued for environmental matters.

YEAR 2000: Beginning in 1996, the Company initiated an evaluation of its computer systems and applications to prepare for the Year 2000. Following this evaluation, implementation plans for all business segments were prepared and are currently being executed. Areas which have the greatest risk of impacting operations are being corrected first; however, all work related to primary systems and applications is expected to be completed substantially by the end of 1998. Many of the primary systems are already Year 2000 compliant. The plans consist of upgrading, modifying or replacing various systems for approximately $6,000,000 to $8,000,000. The costs incurred in connection with the Year 2000 compliance are being treated as an operating expense unless a system is being replaced for operating reasons as well as Year 2000 compliance, in which case costs are being capitalized. The Company believes that its systems and applications necessary to operate and manage its businesses will be replaced, modified or upgraded in advance of the Year 2000 and that the related costs will not have a material impact on the operations, cash flows, financial condition or segment results of future periods.

OUTLOOK: Information about the Company's outlook for 1998 and its plans to address issues affecting primary business units are included in the Letter to Shareholders on pages 5 through 9 and in the business unit discussions included on pages 10 through 20 of the Annual Report to Shareholders, which sections are incorporated herein by reference.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
The Company, from time to time, may make or may have made certain forward-looking statements, whether orally or in writing, such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. Such forward-looking statements may be contained in, among other things, Securities and Exchange Commission (SEC) filings, such as the Forms 10-K, press releases made by the Company and oral statements made by the officers of the Company. Except for historical information contained in these written or oral communications, such communications contain forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in the statements, including, but not limited to: (1) economic conditions in Hawaii and elsewhere; (2) market demand; (3) competitive factors and pricing pressures in the Company's primary markets; (4) legislative and regulatory environment at the federal, state and local levels, such as government rate regulations, land-use regulations, government administration of the U.S. sugar program, and retention of cabotage laws; (5) dependence on raw sugar suppliers and other third-party suppliers; (6) fuel prices; (7) labor relations; and (8) other risk factors described elsewhere in these communications and from time to time in the Company's filings with the SEC.

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

The Company maintains internal control systems, and related policies and procedures designed to provide reasonable assurance that assets are safe-guarded, that transactions are properly executed and recorded in accordance with management's authorization, and that underlying accounting records may be relied upon for the accurate preparation of financial statements and other financial information. The design, monitoring and revision of internal control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal controls, policies and procedures.

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

/s/ John C. Couch
------------------------
John C. Couch
Chairman of the Board, President
and Chief Executive Officer


STATEMENTS OF INCOME
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
Year Ended December 31,                         1997         1996         1995
---------------------------------------------------------------------------------
REVENUE:
  Transportation and terminal services       $  566,705   $  547,427   $  511,673
  Food products                                 471,967      495,149      363,751
  Rentals and other services                    159,153      143,392      100,423
  Property development and other                 35,519       31,424       25,334
  Interest                                       23,131       15,085       19,571
  Gain on sale of property and other             16,119        4,577       10,158
  Dividends                                       2,851        2,756        2,683
---------------------------------------------------------------------------------
     Total revenue                            1,275,445    1,239,810    1,033,593
---------------------------------------------------------------------------------

COSTS AND EXPENSES:
  Cost of services                              585,739      550,745      473,757
  Cost of goods sold                            425,979      437,976      361,492
  Selling, general and administrative           107,579      112,975      112,961
  Interest                                       28,936       34,565       37,365
  Interest capitalized                             -            (484)      (3,936)
---------------------------------------------------------------------------------
     Total costs and expenses                 1,148,233    1,135,777      981,639
---------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES                                  127,212      104,033       51,954

INCOME TAXES                                     45,825       38,748       19,535
---------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                81,387       65,285       32,419

DISCONTINUED OPERATIONS:
  Income From Operations of Matson Leasing
     Company, Inc. (Net of income taxes of
     $3,228)                                       -            -           5,336
  Gain on Sale of Matson Leasing Company,
     Inc. (Net of income taxes of $8,954)          -            -          18,000
---------------------------------------------------------------------------------

NET INCOME                                       81,387       65,285       55,755

OTHER COMPREHENSIVE INCOME, NET OF TAX:
  Unrealized holding gains on securities
     (Net of income taxes of $3,977 in 1997,
     $3,961 in 1996 and $6,391 in 1995)           6,939        8,375       10,757
---------------------------------------------------------------------------------

COMPREHENSIVE INCOME                         $   88,326   $   73,660   $   66,512
=================================================================================

BASIC AND DILUTED EARNINGS PER SHARE OF
COMMON STOCK:
  Continuing Operations                      $    1.80    $     1.44   $     0.72
  Discontinued Operations                          -             -           0.51
---------------------------------------------------------------------------------

Net Income                                   $    1.80    $     1.44   $     1.23
=================================================================================

AVERAGE COMMON SHARES OUTSTANDING               45,182        45,303       45,492


See notes to financial statements.



STATEMENTS OF CASH FLOWS (In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
Year Ended December 31,                             1997        1996        1995
----------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
 Income from continuing operations               $  81,387   $  65,285   $  32,419
 Adjustments to reconcile net income to
   net cash provided by operations:
   Depreciation                                     88,558      88,951      85,127
   Plantation closure (reversal)                      (990)     (4,624)      8,100
   Loss (gain) on disposal of property,
     investments and other assets                     (872)     (1,686)        226
 Changes in assets and liabilities:
   Accounts and notes receivable                    (5,532)     (5,225)    (32,889)
   Inventories                                      24,276     (16,616)      2,640
   Prepaid expenses and other assets                 1,973         103       6,153
   Accounts and income taxes payable                  (672)      7,062      14,580
   Deferred income taxes payable                    13,168      10,420      42,965
   Other liabilities                               (13,791)      6,131      (8,771)
 Capital expenditures for real estate
   developments held for sale                       (5,636)    (16,799)    (19,734)
 Discontinued leasing operations                      -           -        (59,160)
----------------------------------------------------------------------------------
     Net cash provided by operations               181,869     133,002      71,656
----------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures for property                 (45,598)   (185,142)    (63,908)
 Capital expenditures for real estate
   developments held for investment                 (2,898)     (2,579)     (5,581)
 Receipts from disposal of income
   producing property, investments
   and other assets                                    728      10,897     362,501
 Deposits into Capital Construction Fund           (11,656)    (11,481)   (136,484)

 Withdrawals from Capital Construction Fund         50,000     145,500         999
 Reduction (increase) in investments - net            (822)      1,184      (1,518)
 Discontinued leasing operations:
   Capital expenditures                               -           -        (30,061)
   Other                                              -           -            900
----------------------------------------------------------------------------------
     Net cash provided by (used in) investing
     activities                                    (10,246)    (41,621)    126,848
----------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt           34,500      43,000      40,000
 Payments of long-term liabilities                (109,082)    (81,888)   (189,764)
 Proceeds (payments) of short-term commercial
   paper borrowings - net                          (45,000)    (21,000)     25,000
 Repurchases of capital stock                      (16,585)     (1,250)    (11,580)
 Proceeds from issuance of capital stock             2,132       1,291         468
 Dividends paid                                    (39,789)    (39,860)    (40,035)
----------------------------------------------------------------------------------
     Net cash used in financing activities        (173,824)    (99,707)   (175,911)
----------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS:
 Net increase (decrease) for the year               (2,201)     (8,326)     22,593
 Balance, beginning of year                         23,824      32,150       9,557
----------------------------------------------------------------------------------
 Balance, end of year                            $  21,623   $  23,824   $  32,150
==================================================================================

OTHER CASH FLOW INFORMATION:
 Interest paid, net of amounts capitalized       $  30,956   $  36,472   $  41,277
 Income taxes paid, net of refunds                  29,775      26,360      53,014

NON-CASH ACTIVITIES.Tax-deferred property sales     17,388      12,325        -

See notes to financial statements.



BALANCE SHEETS
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
December 31,                                                1997          1996
---------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                              $   21,623    $   23,824
  Accounts and notes receivable:
     Trade, less allowances of $18,005 and $10,294          152,098       134,552
     Other                                                   24,067        33,207
  Inventories:
     Sugar and coffee                                        38,888        61,540
     Materials and supplies                                  30,321        35,330
  Real estate held for sale                                  12,563        17,383
  Deferred income taxes                                       9,404        17,708
  Prepaid expenses and other assets                           9,977        12,114
  Accrued deposits to Capital Construction Fund             (10,000)       (1,656)
---------------------------------------------------------------------------------
       Total current assets                                 288,941       334,002
---------------------------------------------------------------------------------

INVESTMENTS                                                 102,813        91,602
---------------------------------------------------------------------------------

REAL ESTATE DEVELOPMENTS                                     68,056        70,144
---------------------------------------------------------------------------------

PROPERTY:
  Land                                                       66,161        61,869
  Buildings                                                 218,116       204,588
  Vessels                                                   815,805       811,774
  Machinery and equipment                                   697,095       676,830
  Water, power and sewer systems                             83,334        78,726
  Other property improvements                                94,512        88,529
---------------------------------------------------------------------------------
       Total                                              1,975,023     1,922,316
  Less accumulated depreciation and amortization            938,508       861,126
---------------------------------------------------------------------------------
       Property.net                                       1,036,515     1,061,190
---------------------------------------------------------------------------------

CAPITAL CONSTRUCTION FUND                                   148,610       178,616
---------------------------------------------------------------------------------

PENSION ASSETS                                                1,192          -
---------------------------------------------------------------------------------

OTHER ASSETS.NET                                             58,671        60,561
---------------------------------------------------------------------------------


  Total                                                  $1,704,798    $1,796,115
=================================================================================


See notes to financial statements.


December 31,                                                1997          1996
---------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt                      $   24,453    $   31,966
  Current portion of capital lease obligations               10,032        12,116
  Short-term commercial paper borrowings                     17,000        62,000
  Accounts payable                                           46,835        50,496
  Payrolls and vacation pay                                  20,561        21,996
  Uninsured claims                                           15,265        16,129
  Post-retirement benefit obligations.current portion         5,164         5,710
  Taxes other than income                                     4,551         5,445
  Accrued interest payable                                    2,158         3,313
  Accrued and other liabilities                              28,116        29,252
---------------------------------------------------------------------------------
       Total current liabilities                            174,135       238,423
---------------------------------------------------------------------------------

LONG-TERM LIABILITIES:
  Long-term debt                                            290,885       345,618
  Capital lease obligations                                   2,000        12,039
  Post-retirement benefit obligations                       112,125       116,047
  Uninsured claims                                            9,249         7,902
  Pension obligations                                          -            3,651
  Other                                                      37,062        37,194
---------------------------------------------------------------------------------
       Total long-term liabilities                          451,321       522,451
---------------------------------------------------------------------------------

DEFERRED INCOME TAXES                                       359,754       350,913
---------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Capital stock.common stock without par value;
     authorized, 150,000 shares ($.75 stated value
     per share); outstanding, 44,881 shares in 1997
     and 45,339 shares in 1996                               36,769        37,150
  Additional capital                                         49,437        43,377
  Unrealized holding gains on securities                     55,144        48,205
  Retained earnings                                         591,135       568,969
  Cost of treasury stock                                    (12,897)      (13,373)
---------------------------------------------------------------------------------
       Total shareholders' equity                           719,588       684,328
---------------------------------------------------------------------------------


       Total                                             $1,704,798    $1,796,115
=================================================================================



STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Three Years Ended December 31, 1997
--------------------------------------------------------------------------------------------------------------------
                                                   Capital Stock
                                     ------------------------------------------
                                            Issued              In Treasury
                                     ---------------------   ------------------
                                                                                               Unrealized
                                                                                  Additional     Holding    Retained
                                     Shares   Stated Value   Shares     Cost        Capital       Gains     Earnings
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994           49,991     $ 37,493      4,300   $(14,724)    $ 38,862    $ 29,073     $541,910

CHANGES IN 1995:
   Shares repurchased and retired      (511)        (383)                                                    (11,196)
   Stock options exercised               24           18                                669
   Acquired in payment of options        (2)          (1)                                                        (40)
   Issued--incentive plans                8            6        (70)       907          607
   Unrealized holding gains on
      securities                                                                                 10,757
   Net income                                                                                                 55,755
   Cash dividends -- $.88 per share                                                                          (40,035)
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995           49,510       37,133      4,230    (13,817)      40,138      39,830      546,394

CHANGES IN 1996:
   Shares repurchased and retired       (50)         (38)                                                     (1,213)
   Stock options exercised              125           94                              2,690
   Acquired in payment of options       (59)         (44)                                                     (1,637)
   Issued--incentive plans                7            5        (36)       444          549
   Unrealized holding gains on
      securities                                                                                  8,375
   Net income                                                                                                 65,285
   Cash dividends -- $.88 per share                                                                          (39,860)
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996           49,533       37,150      4,194    (13,373)      43,377      48,205      568,969

CHANGES IN 1997:
   Shares repurchased and retired      (624)        (468)                                                    (16,117)
   Stock options exercised              234          175                              5,098
   Acquired in payment of options      (123)         (92)                                                     (3,315)
   Issued--incentive plans                6            4        (49)       476          962
   Unrealized holding gains on
      securities                                                                                  6,939
   Net income                                                                                                 81,387
   Cash dividends -- $.88 per share                                                                          (39,789)
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997           49,026     $ 36,769      4,145   $(12,897)    $ 49,437    $ 55,144     $591,135
====================================================================================================================

See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all subsidiaries, after elimination of significant intercompany amounts.

COMPREHENSIVE INCOME: The Statements of Income include a new measure called Comprehensive Income. This is intended to report a measure of all changes in Shareholders' Equity that result from either recognized transactions or other economic events, excluding capital stock transactions, which impact Shareholders' Equity. For the Company, the only difference between Net Income and Comprehensive Income is the unrealized holding gains on securities available for sale. Comprehensive Income is not used in the calculation of Earnings per Share.

BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The impact on earnings per share of the Company's stock options is immaterial, consequently, Diluted Earnings per Share is the same amount as Basic Earnings per Share.

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

DEPRECIATION: Depreciation is computed using the straight-line method. Depreciation expense includes amortization of assets under capital leases.

Estimated useful lives of property are as follows:

Buildings                                           10 to 50 years
Vessels                                             10 to 40 years
Marine containers                                         15 years
Machinery and equipment                              3 to 35 years
Utility systems and other depreciable property       5 to 60 years

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

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contract hedges are recorded in inventory and subsequently charged to cost of sales when the related inventory is sold. These amounts are not significant.

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

RECLASSIFICATIONS: Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

RESTATEMENTS: The financial statements for all periods presented have been restated to reflect the sale of certain net assets of the Company's container leasing segment, as described in Note 2.

2.  DISCONTINUED OPERATIONS

In June 1995, the Company sold the net assets of its container leasing subsidiary, Matson Leasing Company, Inc., for approximately $362 million in cash, and realized an after-tax gain of $18 million. Sales and gross profit of the discontinued operation were $35,251,000 and $14,762,000, respectively, in 1995.

3.  INVESTMENTS

At December 31, 1997 and 1996, investments principally consisted of marketable equity securities, limited partnership interests and purchase-money mortgages.

The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity.

The components of the net unrealized holding gains at December 31, 1997 and 1996 were as follows (in thousands):

                                               1997            1996
---------------------------------------------------------------------
Market value                                 $ 96,597         $85,796
Less historical cost                            9,851           9,966
---------------------------------------------------------------------
Unrealized holding gains                       86,746          75,830
Less deferred income taxes                     31,602          27,625
---------------------------------------------------------------------
Net unrealized holding gains                 $ 55,144         $48,205
=====================================================================

The investments in limited partnership interests and purchase-money mortgages are recorded at cost, which approximated market values, of $6,216,000 and $5,806,000 at December 31, 1997 and 1996, respectively. The purchase money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests are assessed annually and are approximately equal to the original cost.

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

Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of year-end, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 1997 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the balance sheet either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1997 and 1996, the balances on deposit in the CCF are summarized in Table 1.


TABLE 1 (In thousands)
---------------------------------------------------------------------------------------------------------
                                               1997                                 1996
---------------------------------------------------------------------------------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value     Gain (Loss)      Cost      Value     Gain (Loss)
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 69,451    $ 68,738     $  (713)    $ 84,642    $ 80,871     $(3,771)
Cash and cash equivalents           69,159      69,159        -          92,318      92,318        -
Accrued deposits                    10,000      10,000        -           1,656       1,656        -
-------------------------------------------------------------------------------------------------------
Total                             $148,610    $147,897     $  (713)    $178,616    $174,845     $(3,771)
=======================================================================================================


Fair value of the mortgage-backed securities ("MBS") was determined by an outside investment management company, based on the experience of trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter.

At the end of 1997, the fair value of the Company's investments in MBS is less than amortized cost, due to interest rate sensitivity inherent in the fair value determination of such securities. While an unrealized market loss exists, the Company intends to hold these investments to maturity, which ranges from 2005 through 2028. The MBS have a weighted average life of approximately
5.6 years.  The Company earned $5,897,000 in 1997, $6,838,000 in 1996 and
$7,655,000 in 1995 on its investments in MBS.

Fair values of the remaining CCF investments were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated using quoted market prices of similar securities and investments. These remaining investments mature in 1998.

During 1997 and 1996, there were no sales of securities classified as "held-to-maturity" included in the CCF.

5.  EMPLOYEE BENEFIT PLANS

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,828,000 in 1997, $5,552,000 in 1996 and $5,903,000 in 1995. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

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

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $2,896,000 for the year ended December 31, 1997, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

The net pension benefit and components for 1997, 1996 and 1995, of single-employer defined benefit pension plans, which cover substantially all other employees, were as follows (in thousands):

                                                1997       1996       1995
---------------------------------------------------------------------------
Service cost--benefits earned
  during the year                            $  6,692   $  6,326   $  6,210
Interest cost on projected benefit
  obligations                                  23,807     23,295     21,785
Actual return on plan assets                  (84,027)   (47,980)   (78,713)
Net amortization and deferral                  48,272     14,599     50,298
Curtailments and terminations                     412       (779)    (1,761)
---------------------------------------------------------------------------
Net pension benefit                          $ (4,844)  $ (4,539)  $ (2,181)
===========================================================================

The funded status of the single-employer plans at December 31, 1997 and 1996 was as follows (in thousands):

                                                         1997        1996
---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefits                                   $ 310,593   $ 284,755
    Non-vested benefits                                   9,395       8,415
---------------------------------------------------------------------------
Accumulated benefit obligations                         319,988     293,170
Additional amounts related to projected
    compensation levels                                  34,895      32,925
---------------------------------------------------------------------------
Projected benefit obligations                           354,883     326,095
Plan assets at fair value                               443,248     380,909
---------------------------------------------------------------------------
Excess of plan assets over
    projected benefit obligations                       (88,365)    (54,814)
Prior service costs to be recognized in future
    years                                                (5,707)     (3,518)
Unrecognized actuarial net gain                          91,011      59,119
Unrecognized net asset at
    January 1, 1987 (being amortized over
    periods of 4 to 15 years)                             1,869       2,864
---------------------------------------------------------------------------
Accrued pension liability (asset)                     $  (1,192)  $   3,651
===========================================================================

At December 31, 1997 and 1996, the projected benefit obligations were determined using a discount rate of 7.25 percent and 7.5 percent, respectively, and assumed increases in future compensation levels of 4.25 percent and 4.5 percent, respectively. The expected long-term rate of return on assets was 9 percent for 1997 and 1996. The assets of the plans consist principally of listed stocks and bonds. Gains and losses are amortized using the minimum method allowed by Statement of Financial Accounting Standards (SFAS) No. 87.

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

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $10,654,000 and $9,844,000 at December 31, 1997 and 1996, respectively.

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

The net periodic cost for post-retirement health care and life insurance benefits during 1997, 1996 and 1995 included the following (in thousands):

                                           1997       1996      1995
---------------------------------------------------------------------
Service cost                             $ 1,310   $  1,351   $ 1,512
Interest cost                              6,250      6,605     7,031
Net amortization                          (6,683)    (2,016)   (1,524)
Curtailment gain                            -        (2,476)   (2,045)
---------------------------------------------------------------------
Post-retirement benefit cost             $   877   $  3,464   $ 4,974
=====================================================================

The unfunded accumulated post-retirement benefit obligations at December 31, 1997 and 1996 are summarized below (in thousands):

                                               1997             1996
----------------------------------------------------------------------
Retirees                                     $ 52,668         $ 54,951
Fully-eligible active plan participants        12,120           10,865
Other active plan participants                 26,324           27,780
Unrecognized prior service cost                 3,824            3,643
Unrecognized net gain                          22,353           24,518
----------------------------------------------------------------------
Accumulated post-retirement benefit
  obligations                                 117,289          121,757
Current obligation                              5,164            5,710
----------------------------------------------------------------------
Non-current obligation                       $112,125         $116,047
======================================================================

At December 31, 1997 and 1996, the weighted average discount rates used in determining the accumulated post-retirement benefit obligations were 7.25 percent and 7.5 percent, respectively, and the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligations was 10 percent through 2001, decreasing to 5 percent thereafter. For 1997, gains and losses are being amortized over five years. For 1996 and previous years, gains and losses were amortized using the minimum method allowed by SFAS No.
106. This change did not significantly affect financial results for 1997. If the assumed health care cost trend rate were increased by one percentage point, the accumulated post-retirement benefit obligation as of December 31, 1997 and 1996 would have increased by approximately $11,113,000 and $11,105,000, respectively, and the net periodic post-retirement benefit cost for 1997 and 1996 would have increased by approximately $1,172,000 and $1,208,000, respectively.

7.  LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1997 and 1996, long-term debt consisted of the following (in thousands):

                                                  1997       1996
-------------------------------------------------------------------
Commercial paper, 1997 high 6.70%, low 5.15%    $130,852   $225,632
Bank variable rate loans (1997 high 6.325%,
  low 5.570%) due after 1997                      41,500     22,000
Term loans:
  7.18%, payable through 2007                     67,500     75,000
  8%, payable through 2000                        27,500     37,500
  9.05%, payable through 1999                     14,815     21,285
  9.8%, payable through 2004                      14,583     16,667
  9%, payable through 1999                        10,588     15,882
  7.43%, payable through 2007                     15,000     15,000
  7.65%, payable through 2001                     10,000     10,000
  11.78%, repaid in 1997                            -           618
-------------------------------------------------------------------
     Total                                       332,338    439,584
Less current portion                              24,453     31,966
Commercial paper classified as current            17,000     62,000
-------------------------------------------------------------------
Long-term debt                                  $290,885   $345,618
===================================================================

VARIABLE RATE LOANS: The Company and a subsidiary have a revolving credit and term loan agreement with five commercial banks, whereby they may borrow up to $155,000,000, under revolving loans to November 30, 1999, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 16 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1997 and 1996, $25,000,000 and $15,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1998, but may be canceled by the bank at any time. At
December 31, 1997 and 1996, $11,500,000 and $7,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to September 8, 2000. At December 31,1997, $5,000,000 was outstanding under this agreement. No amount was outstanding at December 31, 1996.

A subsidiary has a $50,000,000 one-year revolving credit agreement with a two-year term option. Up to $25,000,000 of this agreement serves as a commercial paper liquidity back-up line, with the balance available for general corporate funds. At December 31, 1997 and 1996, there were no amounts outstanding under this agreement.

A subsidiary has an uncommitted $15,000,000 revolving credit agreement with a commercial bank. The Agreement extends to November 28, 2000. At December 31, 1997 and 1996, there were no amounts outstanding under this agreement.

TERM LOAN: The Company and a subsidiary have a shelf facility under which they may borrow up to $50,000,000 in $5,000,000 term loan increments. At December 31, 1997 and 1996, $15,000,000 had been borrowed.

COMMERCIAL PAPER: At December 31, 1997, there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel, which was delivered in 1992. At December 31, 1997, $99,852,000 of commercial paper notes was outstanding under this program. Maturities ranged from 3 to 34 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program is used by a subsidiary to fund the purchases of sugar inventory from Hawaii sugar growers and to provide working capital for sugar refining and marketing operations. At December 31, 1997, $31,000,000 of commercial paper notes was outstanding under this program. Maturities ranged from 22 to 26 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers are reimbursed by the growers. Of the total commercial paper borrowing outstanding at December 31, 1997, $17,000,000 was classified as current. The commercial paper is supported by a $100,000,000 backup revolving credit facility with five commercial banks. Both the commercial paper program and the backup facility are guaranteed by the subsidiary's parent and by the Company.

LONG-TERM DEBT MATURITIES: At December 31, 1997, maturities and planned prepayments of all long-term debt during the next five years totaled $24,453,000 for 1998, $32,616,000 for 1999, $19,583,000 for 2000, $17,083,000
for 2001 and $9,583,000 for 2002.

8.  LEASES

THE COMPANY AS LESSEE: Various subsidiaries of the Company lease a vessel and certain land, buildings and equipment under both capital and operating leases. Capital leases include one vessel leased for a term of 25 years ending in 1998; containers, machinery and equipment for terms of 5 to 12 years expiring through 1998; and a wastewater treatment facility in California, the title to which will revert to a subsidiary in 2002. Principal operating leases cover office and terminal facilities for periods which expire between 1998 and 2026. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $45,560,000, $45,559,000 and $46,680,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Contingent rents and income from sublease rents were not significant.

Assets recorded under capital lease obligations and included in property at December 31, 1997 and 1996 were as follows (in thousands):

                                                         1997      1996
-------------------------------------------------------------------------
Vessel                                                  $55,253   $55,253
Machinery and equipment                                  42,039    42,468
-------------------------------------------------------------------------
   Total                                                 97,292    97,721
Less accumulated amortization                            95,866    90,462
-------------------------------------------------------------------------
Property under capital leases--net                      $ 1,426   $ 7,259
=========================================================================

Future minimum payments under all leases and the present value of minimum capital lease payments as of December 31, 1997 were as follows (in thousands):

                                                       Capital   Operating
                                                        Leases     Leases
--------------------------------------------------------------------------
1998                                                   $ 11,081   $ 27,539
1999                                                        609     17,321
2000                                                        578     14,448
2001                                                        547     12,412
2002                                                        516     11,705
Thereafter                                                 -        90,191
--------------------------------------------------------------------------
Total minimum lease payments                             13,331   $173,616
Less amount representing interest                         1,299   ========
---------------------------------------------------------------
Present value of future minimum payments                 12,032
Less current portion                                     10,032
---------------------------------------------------------------
Long-term obligations at December 31, 1997             $  2,000
===============================================================

A subsidiary is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $8,257,000 and $7,713,000 at December 31, 1997 and 1996, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: Various Company subsidiaries lease land, buildings and land improvements under operating leases. The historical cost of and accumulated depreciation on leased property at December 31, 1997 and 1996 were as follows (in thousands):

                                                          1997      1996
--------------------------------------------------------------------------
Leased property                                         $267,569  $246,802
Less accumulated amortization                             47,253    42,722
--------------------------------------------------------------------------
Property under operating leases--net                    $220,316  $204,080
==========================================================================

Total rental income under these operating leases for the three years ended December 31, 1997 was as follows (in thousands):

                                               1997       1996       1995
---------------------------------------------------------------------------
Minimum rentals                              $ 35,535   $ 34,556   $ 28,164
Contingent rentals (based on sales volume)      1,048      1,232        880
---------------------------------------------------------------------------
Total                                        $ 36,583   $ 35,788   $ 29,044
===========================================================================

Contingent rentals are based on sales volume.

Future minimum rental income on non-cancelable leases at December 31, 1997 was as follows (in thousands):

                                             Operating
                                                Leases
-------------------------------------------------------
1998                                         $  23,057
1999                                            19,960
2000                                            16,288
2001                                            13,738
2002                                            11,525
Thereafter                                     130,618
------------------------------------------------------
Total                                        $ 215,186
======================================================

9.  INCOME TAXES

The income tax expense for the three years ended December 31, 1997 consisted of the following (in thousands):

                                               1997       1996       1995
---------------------------------------------------------------------------
Current:
   Federal                                   $ 30,181   $ 23,549   $(23,833)
   State                                        2,476      4,779        403
---------------------------------------------------------------------------
     Total                                     32,657     28,328    (23,430)
Deferred                                       13,168     10,420     42,965
---------------------------------------------------------------------------
Income tax expense                           $ 45,825   $ 38,748   $ 19,535
===========================================================================

Total income tax expense for the three years ended December 31, 1997 differs from amounts computed by applying the statutory Federal rate to pre-tax income, for the following reasons (in thousands):

                                               1997       1996       1995
---------------------------------------------------------------------------
Computed income tax expense                  $ 44,525   $ 36,412   $ 18,184
State tax on income, less applicable
  Federal tax                                   3,732      2,605        326
Low-income housing credits                     (1,214)    (1,219)    (1,224)
Fair market value over cost of donations       (1,306)       (11)      -
Other-net                                          88        961      2,249
---------------------------------------------------------------------------
Income tax expense                           $ 45,825   $ 38,748   $ 19,535
===========================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1997 and 1996 were as follows (in thousands):

                                                          1997      1996
--------------------------------------------------------------------------
Accelerated depreciation                                $178,570  $171,815
Capital Construction Fund                                104,408   111,064
Tax-deferred gains on real estate transactions            77,784    73,890
Unrealized holding gains on securities                    31,602    27,625
Post-retirement benefits                                 (48,014)  (49,398)
Insurance reserves                                        (6,907)   (6,791)
Alternative minimum tax benefit                             -       (3,905)
Other-net                                                 12,907     8,905
--------------------------------------------------------------------------
Total                                                   $350,350  $333,205
==========================================================================

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1991. No settlement had a material effect on the Company's financial position or results of operations. The IRS has commenced an audit of the Company's tax returns for 1992 through 1995. Management believes that the resolution of the current audit will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

The Company has a stock option plan ("1989 Plan") under which key employees may be granted stock purchase options and stock appreciation rights. A second stock option plan terminated in 1993, but shares previously granted under the plan are still exercisable. Under the 1989 Plan, option prices may not be less than the fair market value of a share of the Company's common stock on the dates of grant, and each option generally becomes exercisable in-full one year after the date granted. Payment for options exercised, to the extent not reduced by the application or surrender of stock appreciation rights, may be made in cash or in shares of the Company's stock. If payment is made in shares of the Company's stock, the option holder may receive, under a reload feature of the 1989 Plan, a new stock option grant for the number of shares equal to that surrendered, with an option price not less than the fair market value of the Company's stock on the date of exercise. During 1997, new options to purchase 565,212 shares were granted under the 1989 Plan. This included reload options to purchase 57,132 shares.

The 1989 Plan also permits issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plan. The number of incentive shares issued during 1997 or outstanding at the end of the year was not material.

The Company also has a Directors' stock option plan, under which each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the average fair market value of the shares for the five consecutive trading days prior to the grant date. Each option becomes exercisable six months after the date granted. During 1997, new options to purchase 21,000 shares were granted, options to purchase 15,000 shares were exercised and options to purchase 9,000 shares were canceled. At December 31, 1997, options to purchase 183,000 shares were outstanding under the plan.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the 1989 Plan and the Directors' stock option plan had been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the after-tax cost for grants made in 1997, 1996 and 1995 would have been approximately $1,800,000, $900,000 and $1,300,000, respectively. Earnings per share for 1997, 1996 and 1995 would have declined by $0.04, $0.02 and $0.03, respectively.

Changes in shares under all option plans, for the three years ended December 31, 1997, were as follows:

                                                           Price Range
                                              Shares        Per Share
-----------------------------------------------------------------------
1994: Outstanding, December 31              2,444,032    $17.375-37.875

1995: Granted                                 551,800     21.750-22.500
      Exercised                               (23,550)    17.375-24.750
      Canceled                               (385,531)    24.250-36.250
-----------------------------------------------------------------------
      Outstanding, December 31              2,586,751     17.375-37.875

1996: Granted                                 495,264     21.750-32.625
      Exercised                              (125,188)    17.375-24.750
      Canceled                                (15,800)    24.250-36.250
-----------------------------------------------------------------------
      Outstanding, December 31              2,941,027     17.375-37.875

1997: GRANTED                                 586,212     25.100-34.875
      EXERCISED                              (263,351)    17.375-24.750
      CANCELED                                (57,850)    24.750-37.875
-----------------------------------------------------------------------
      OUTSTANDING, DECEMBER 31
        (2,600,337 EXERCISABLE)             3,206,038    $21.750-37.875
=======================================================================

The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value. If not renewed, the Plan will expire in 1998.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1997, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $84,222,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $19,930,000 necessary to qualify as a self-insurer for state and federal workers' compensation liabilities. The Company also has other letters of credit outstanding for normal operating matters, which total approximately $3,958,000.

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

A subsidiary is party to a long-term sugar supply contract with Hawaiian
Sugar & Transportation Cooperative (HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by the other Hawaii sugar growers. Under the terms of this contract, the subsidiary is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The subsidiary made purchases of raw sugar totaling $126,629,000 and $190,188,000 under the contract during 1997 and 1996, respectively. The contract also requires that the subsidiary provide cash advances to HSTC prior to the physical receipt of the sugar at its refinery (see Note 7). Such advances are determined by the estimated raw sugar market prices. Amounts due to HSTC are credited against outstanding advances to HSTC upon delivery of raw sugar to the subsidiary's refinery.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.  INDUSTRY SEGMENTS

Industry segment information for 1997, 1996 and 1995, on page 24, is incorporated herein by reference. Segments are:

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


Quarterly Results
(Unaudited)
Segment results by quarter for 1997 and 1996 are listed below (in thousands, except per-share amounts):

                                                      1997                                        1996
                                   -----------------------------------------   -----------------------------------------
                                   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
                                   -----------------------------------------   -----------------------------------------
Revenue:
     Ocean Transportation          $177,423   $179,106   $175,005   $181,120   $167,462   $168,701   $173,201   $152,222
     Property Development
          & Management:
               Leasing                9,103      9,320      9,609      9,116      9,025      8,918      9,085      8,888
               Sales                 13,245      4,080     14,480      4,111      9,324     15,299      5,125      2,161
     Food Products                  134,777    132,816    118,131    101,188    146,235    140,970    121,337     98,367
     Other                              711        684        703        717        759      1,393        673        665
----------------------------------------------------------------------------   -----------------------------------------
          Total Revenue            $335,259   $326,006   $317,928   $296,252   $332,805   $335,281   $309,421   $262,303
============================================================================   =========================================

Operating Profit:
     Ocean Transportation          $ 19,088   $ 24,405   $ 22,807   $ 34,050   $ 16,711   $ 20,646   $ 26,648   $ 17,613
     Property Development
          & Management:
               Leasing                5,787      6,105      6,433      6,234      5,658      6,032      6,243      5,942
               Sales                  7,345      1,257      3,080      1,580      3,407      8,673      2,995        232
     Food Products                    5,913     11,778      6,949      2,443     13,207     11,848      2,696       (888)

     Other                              653        652        671        663        623      1,356        628        613
----------------------------------------------------------------------------   -----------------------------------------
          Total Operating Profit     38,786     44,197     39,940     44,970     39,606     48,555     39,210     23,512
----------------------------------------------------------------------------   -----------------------------------------
Interest Expense                      6,421      6,770      7,803      7,942      8,426      8,469      8,376      8,810
General Corporate Expenses            2,925      2,865      2,891      3,064      3,563      2,970      2,858      3,378
----------------------------------------------------------------------------   -----------------------------------------
Income Before Income Taxes           29,440     34,562     29,246     33,964     27,617     37,116     27,976     11,324
Income Taxes                          9,429     12,690     10,967     12,739     10,418     13,991     10,206      4,133
----------------------------------------------------------------------------   -----------------------------------------
Net Income                         $ 20,011   $ 21,872   $ 18,279   $ 21,225   $ 17,199   $ 23,125   $ 17,770   $  7,191
============================================================================   =========================================

Basic and Diluted
     Earnings per Share            $   0.45   $   0.48   $   0.40   $   0.47   $   0.38   $   0.51   $   0.39   $   0.16
============================================================================   =========================================

Certain amounts have been reclassified to conform with the current presentation.


GENERAL INFORMATION

Board of Directors

Members of the Board of Directors, including one advisory director, beneficially own approximately seven percent of A&B shares.

At the Annual Meeting of Shareholders on April 24, 1997, shareholders elected a total of nine directors, all of whom were nominated by the Board. Re-elected were Michael J. Chun, John C. Couch, Leo E. Denlea, Jr., Walter A. Dods, Jr., Charles G. King, Carson R. McKissick, C. Bradley Mulholland, Maryanna G. Shaw and Charles M. Stockholm. Alexander C. Waterhouse continues to serve as an advisory director at the pleasure of the Board. R. J. Pfeiffer, Chairman of the Board from 1980 to 1995 and a director from 1978 to 1995, continues to hold the honorary position of Chairman Emeritus.

Management, Organization

Glenn R. Rogers, vice president, chief financial officer and treasurer of A&B, was appointed executive vice president, chief financial officer and treasurer of A&B, effective July 1, 1997.

Ronald H. Rothman, vice president, industrial relations of Matson, will retire, effective May, 1, 1998. Ronald J. Forest was appointed vice president, labor relations of Matson, effective December 11, 1997.

Credit Ratings

As discussed in Note 7 to the financial statements, Matson had outstanding commercial paper notes at December 31, 1997 of $100 million. The Matson notes are rated A-1/P-1/D-1 by Standard & Poor's, Moody's, and Duff & Phelps, respectively. Standard & Poor's rates Matson's senior debt as A-.

C&H had outstanding commercial paper notes of $31 million at December 31, 1997. The C&H notes are rated A-2/P-2 by Standard & Poor's and Moody's, respectively.

DIRECTORS AND OFFICERS

ALEXANDER & BALDWIN, INC.

Directors

MICHAEL J. CHUN (54)*
President, The Kamehameha Schools
  (educational institution)

JOHN C. COUCH (58)
Chairman of the Board, President and
  Chief Executive Officer,
  Alexander & Baldwin, Inc.
  Chairman of the Board,
  A&B-Hawaii, Inc.
  Chairman of the Board,
  Matson Navigation Company, Inc.

LEO E. DENLEA, JR. (66)**
Retired Chairman of the Board, President and Chief Executive Officer,
  Farmers Group, Inc. (insurance)

WALTER A. DODS, JR. (56)*
Chairman of the Board and
  Chief Executive Officer,
  First Hawaiian, Inc.
  Chairman of the Board and
  Chief Executive Officer,
  First Hawaiian Bank (banking)

CHARLES G. KING (52)**
President, King Auto Center
  (automobile dealership)

CARSON R. McKISSICK (65)*
Managing Director,
  The Corporate Development Company
  (financial advisory services)

C. BRADLEY MULHOLLAND (56)
President and Chief Executive Officer,
  Matson Navigation Company, Inc.

MARYANNA G. SHAW (59)*
Private investor

CHARLES M. STOCKHOLM (65)**
Managing Director,
  Trust Company of the West
  (investment management services)

R. J. PFEIFFER (78)
Chairman Emeritus of the Board,
  Alexander & Baldwin, Inc.
  Chairman Emeritus of the Board,
  A&B-Hawaii, Inc.
  Chairman Emeritus of the Board,
  Matson Navigation Company, Inc.

Advisory Director

ALEXANDER C. WATERHOUSE (86)
Vice Chairman, Waterhouse Properties, Inc.
  (private investments)

*    Audit Committee Members
**   Compensation and Stock Option
       Committee Members

ALEXANDER & BALDWIN, INC.

Officers

JOHN C. COUCH (58)
Chairman of the Board, President and
  Chief Executive Officer

GLENN R. ROGERS (54)
Executive Vice President, Chief Financial
  Officer and Treasurer

MEREDITH J. CHING (41)
Vice President (Government &
  Community Relations)

JOHN B. KELLEY (52)
Vice President (Investor Relations)

MILES B. KING (50)
Vice President and Chief Administrative Officer

MICHAEL J. MARKS (59)
Vice President, General Counsel and Secretary

ROBERT K. SASAKI (57)
Vice President (Properties)

JUDITH A. WILLIAMS (54)
Vice President
  (Corporate Planning & Development)

THOMAS A. WELLMAN (39)
Controller


A&B-HAWAII, INC.

Officers

JOHN C. COUCH (58)
Chairman of the Board

W. ALLEN DOANE (50)
President and Chief Executive Officer

G. STEPHEN HOLADAY (53)
Senior Vice President
  (Plantation General Manager, HC&S)

MILES B. KING (50)
Senior Vice President (Human Resources)

DAVID G. KONCELIK (56)
Senior Vice President (President and Chief
  Executive Officer, California and Hawaiian Sugar Company, Inc.)

MICHAEL J. MARKS (59)
Senior Vice President and General Counsel

GLENN R. ROGERS (54)
Senior Vice President,
  Chief Financial Officer and Treasurer

ROBERT K. SASAKI (57)
Senior Vice President (Properties)

NORBERT M. BUELSING (47)
Vice President (Property Management)

MEREDITH J. CHING (41)
Vice President (Government &
  Community Relations)

JOHN F. GASHER (64)
Vice President (Human Resources Development)

KEITH A. GOTO (54)
Vice President (Labor Relations)

JOHN B. KELLEY (52)
Vice President

STANLEY M. KURIYAMA (44)
Vice President
  (Land Planning & Entitlements)

THOMAS A. WELLMAN (39)
Vice President and Controller

JUDITH A. WILLIAMS (54)
Vice President
  (Corporate Planning & Development)

ALYSON J. NAKAMURA (32)
Secretary

MATSON NAVIGATION COMPANY, INC.

Officers

JOHN C. COUCH (58)
Chairman of the Board

C. BRADLEY MULHOLLAND (56)
President and Chief Executive Officer

RAYMOND J. DONOHUE (61)
Senior Vice President and
  Chief Financial Officer

MILES B. KING (50)
Senior Vice President (Human Resources)

GARY J. NORTH (53)
Senior Vice President (Operations)
  (President and Chief Operating Officer, Matson Terminals, Inc.)

KEVIN C. O'ROURKE (51)
Senior Vice President and General Counsel

PAUL E. STEVENS (45)
Senior Vice President (Marketing)

RICHARD S. BLISS (59)
Vice President (Area Manager, Hawaii)

ROBERT L. DAWDY (53)
Vice President (West Coast Operations)

BRANTON B. DREYFUS (44)
Vice President
  (Area Manager, Southern California)

JOHN C. GOSLING (61)
Vice President (Engineering)

PHILIP M. GRILL (50)
Vice President (Government Relations)

DALE B. HENDLER (44)
Vice President (Information Services)

MERLE A. K. KELAI (66)
Vice President (Community Relations and
  Government Affairs)

RONALD J. FOREST (42)
Vice President (Labor Relations)

MICHAEL J. MARKS (59)
Secretary

TIMOTHY H. REID (51)
Treasurer

JOSEPH A. PALAZZOLO (49)
Controller

All positions as of December 31, 1997
All ages as of March 31, 1998

INVESTOR INFORMATION

Annual Meeting

The Annual Meeting of Shareholders will be held in the Plaza Meeting Room on the ground floor of Amfac Center, 745 Fort Street, Honolulu, Hawaii at 10 a.m. on Thursday, April 23, 1998.

Investor Information

Shareholders having questions about A&B are encouraged to write to John C. Couch, Chairman of the Board, President and Chief Executive Officer; or Michael
J. Marks, Vice President, General Counsel and Secretary.

Inquiries from professional investors may be directed to John B. Kelley, Vice President, Investor Relations.
Phone: (808) 525-8422
E-mail: invrel@alexanderbaldwin.com

Form 10-K

Shareholders may obtain a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge, by writing to Michael J. Marks, Vice President, General Counsel and Secretary, Alexander & Baldwin, Inc., P.O. Box 3440, Honolulu HI 96801-3440.

Tansfer Agent & Registrar

CHASEMELLON
SHAREHOLDER SERVICES
San Francisco, California and
Ridgefield Park, New Jersey

For questions regarding stock certificates, dividends or other transfer-related matters, representatives of the Transfer Agent may be reached at 1-800-356-2017 between 8 a.m. and 8 p.m., Eastern Time. Correspondence may be sent to:
P.O. Box 3315, So. Hackensack NJ 07606.

Auditors

DELOITTE & TOUCHE LLP
Honolulu, Hawaii

Common Stock

A&B common shares trade under the symbol ALEX on The NASDAQ Stock MarketSM. A summary of daily stock transactions is listed in the NASDAQ National Market Issues section of major newspapers. Trading volume averaged 68,734 shares a day in 1997, compared with 67,425 shares a day in 1996 and 86,022 in 1995. Currently, 14 firms make a market in ALEX.

High and low sales prices per share, by quarter, for 1997 and 1996 were:

Quarter            1997                    1996
-----------------------------------------------------
First     $ 29-3/8  -  24-1/2     $ 24-1/4  -  22-1/2
Second      27-3/4  -  24-3/8       29-1/4  -  23-3/4
Third       28-1/8  -  25-3/8       26-1/4  -  23-1/4
Fourth      28-1/4  -  26           28-1/2  -  23

Dividends

A&B strives to pay the highest possible dividends commensurate with operating and capital needs. The Company has paid cash dividends in every quarter since 1903. An increase in the quarterly dividend rate from 22 cents a share to 22.5 cents will be effective in the first quarter of 1998. In 1997, total dividend payments to shareholders were $39.8 million, 49 percent of reported earnings for the year.

The following dividend schedule for 1998 has been set, subject to final approval by the A&B Board of Directors:

Quarterly       Declaration    Record    Payment
Dividend        Date            Date      Date
------------------------------------------------
First           Jan. 22        Feb. 13   March 5
Second          April 23       May 7     June 4
Third           June 25        Aug. 6    Sept. 3
Fourth          Oct. 22        Nov. 5    Dec. 3

PARENT COMPANY, PRINCIPAL SUBSIDIARIES AND AFFILIATES1

Alexander & Baldwin, Inc.                         Honolulu, Hawaii

A&B-Hawaii, Inc. (Honolulu, Hawaii)
  Division:
    Hawaiian Commercial & Sugar Company           Puunene, Maui
  Subsidiaries:
    A&B Development Company (California)          San Francisco
    A&B Properties, Inc.                          Honolulu
    California and Hawaiian Sugar Company, Inc.   Crockett, California
    East Maui Irrigation Company, Limited         Puunene, Maui
    McBryde Sugar Company, Limited                Eleele, Kauai
      Subsidiary:
        Kauai Coffee Company, Inc.                Eleele, Kauai
    Kahului Trucking & Storage, Inc.              Kahului, Maui
    Kauai Commercial Company, Incorporated        Puhi, Kauai

Matson Navigation Company, Inc. (San Francisco, California)
  Subsidiaries:
    Matson Intermodal System, Inc.                San Francisco
    Matson Services Company, Inc.                 San Francisco
    Matson Terminals, Inc.                        San Francisco

Hawaiian Sugar & Transportation Cooperative2      Crockett, California


1 Wholly owned unless otherwise indicated
2 A cooperative owned with other Hawaii sugar companies

Alexander & Baldwin, Inc.
822 Bishop Street
Honolulu, Hawaii  96813-3924

P. O. Box 3440
Honolulu, HI  96801-3440
Telephone:  808-525-6611
Fax:  808-525-6652
Website:  www.alexanderbaldwin.com