Form 10-K, Exhibit 13
period 1998-12-31
ALEXANDER & BALDWIN INC
filed 1999-03-26
CIK 3453

ALEXANDER & BALDWIN, INC. 1998 ANNUAL REPORT

TABLE OF CONTENTS	                    1998

CORPORATE PROFILE	                      1
LETTER TO SHAREHOLDERS	                2
REVIEW OF OPERATIONS	                   6
FINANCIAL REPORT	                     17
INDUSTRY SEGMENT INFORMATION	         19
QUARTERLY RESULTS	                     42
GENERAL INFORMATION	                  43
DIRECTORS AND OFFICERS	               44

[ON COVER Viewed from 15,000 feet, and looking toward the island of Hawaii, the sun rises on a new day. Peaking through the clouds are the summits of Haleakala (foreground), Mauna Loa (left center), Mauna Kea (right center) and Hualalai (far right).]


FINANCIAL HIGHLIGHTS

                                  1998                1997           CHANGE
---------------------------------------------------------------------------

REVENUE                      $ 1,311,620,000     $ 1,275,445,000        3%
---------------------------------------------------------------------------

"CORE" EARNINGS*             $    59,735,000     $    68,909,000       -13%

  PER SHARE                  $          1.33     $          1.53       -13%

NET INCOME                   $    25,142,000     $    81,387,000       -69%

  PER SHARE                  $          0.56     $          1.80       -69%
---------------------------------------------------------------------------

CASH DIVIDENDS               $    40,323,000     $    39,789,000         1%

  PER SHARE                  $          0.90     $          0.88         2%
---------------------------------------------------------------------------

AVERAGE SHARES
  OUTSTANDING                     44,760,000          45,182,000        -1%
---------------------------------------------------------------------------

TOTAL ASSETS                 $ 1,605,640,000     $ 1,704,798,000        -6%
---------------------------------------------------------------------------

SHAREHOLDERS'
  EQUITY                     $   694,642,000     $   719,588,000        -3%

  PER SHARE                  $         15.78     $         16.03        -2%
---------------------------------------------------------------------------

RETURN ON BEGINNING
  SHAREHOLDERS' EQUITY                  3.5%               11.9%         --
---------------------------------------------------------------------------

DEBT/DEBT + EQUITY                      0.33                0.32         --
---------------------------------------------------------------------------

EMPLOYEES                              2,331               2,930       -20%
---------------------------------------------------------------------------

* "Core" Earnings exclude all one-time benefits and charges.

ALEXANDER & BALDWIN CORPORATE PROFILE

Alexander & Baldwin, Inc. is a diversified corporation with most of its operations centered in Hawaii. Its principal businesses are:
PROPERTY DEVELOPMENT & MANAGEMENT - Developing real property, primarily in Hawaii\Selling residential and commercial property\Managing a portfolio of commercial/industrial properties
OCEAN TRANSPORTATION - Carrying freight, primarily between Pacific
Coast ports, Hawaii ports and Guam\Conducting related shoreside operations\Arranging domestic intermodal transportation
FOOD PRODUCTS - Growing sugar cane and producing raw sugar\Growing, marketing and distributing coffee
A&B was founded in 1870 and incorporated in 1900. Alexander &
Baldwin's corporate headquarters are located in Honolulu, Hawaii. Its common stock is traded on the NASDAQ Stock MarketSM under the symbol ALEX.

                    OPERATING PROFIT BY SEGMENT
                          (In Thousands)

   93          94          95          96          97          98

$147,788    $141,729    $100,125    $150,883    $147,928    $134,618


LETTER TO SHAREHOLDERS

FELLOW SHAREHOLDERS
Alexander & Baldwin's earnings for 1998 can be summarized in one word - disappointing. Before discussing 1998, let us assure you that we are taking actions to improve earnings in 1999 and in future years. A&B has great potential, and we are committed to realizing it.

1998 PERFORMANCE - The 1998 earnings results should be placed in context. Before one-time items, earnings per share amounted to $1.33, which was 13-percent below the $1.53 earned in 1997. There was a one-time gain of 28 cents per share in 1997 from an insurance settlement. In 1998, there were three one-time charges that totaled 77 cents per share. These charges included the loss on the partial sale of California and Hawaiian Sugar Company, our sugarcane refiner; the write-down of a real estate project; and the recognition of a liability for future workers' compensation assessments as a result of a new accounting directive. But, to reiterate the major issue, earnings from our core operating businesses did decline 13 percent in 1998.

Matson, which comprises the ocean transportation segment of the Company, experienced an 18-percent decrease in profit, again excluding one-time items. The decrease was due to the continued weakness of Hawaii's economy, along with stiffer competition. The food products segment dropped 21 percent from 1997, principally because of reduced profitability at C&H. Partially offsetting these two negatives was a strong 17-percent improvement in our property development and management business, and a much better performance in the agricultural portion of our food products segment.

BUSINESS DIRECTION

OCEAN TRANSPORTATION - The first and foremost priority is to increase Matson's profit. Matson must become more cost-competitive. We took a major step in this direction last fall by reducing the number of ships serving the Hawaii trade. Matson has retained its leading position in the Hawaii trade even after cutting costs by eliminating excess capacity. But this action, in and of itself, is not sufficient to return Matson to an acceptable level of performance. Other actions, large and small, either are under way or are under consideration.

SALE OF C&H - As 1998 ended, we accomplished the recapitalization of C&H and sold a 60-percent equity interest to an investor group that included Citicorp Venture Capital, Ltd. Divesting a majority interest in C&H was a significant step, because we will be able to concentrate now on developing more productive uses for A&B's capital.

[Photo Caption:  Maui Marketplace is the retail anchor of A&B's Maui
Business Park development. Ultimately, Maui Business Park will comprise nearly 240 acres. Development of this well-located project still is at an early stage. To date, a 42-acre portion of the first phase has been completed.]

Among the challenges faced by the Company during 1998 was the announcement in late July that its Chairman, President and Chief Executive Officer, John C. Couch, was taking a medical leave of absence. At the request of the A&B Board of Directors, R. J. Pfeiffer accepted the appointment as A&B Chairman of the Board, President and Chief Executive Officer. Mr. Pfeiffer previously served as Chairman at A&B from 1980 to 1995. During the late '70s, the '80s, and early '90s, Mr. Pfeiffer also served as A&B's President and Chief Executive Officer. Subsequently, on October 22, 1998, the Board appointed W. Allen Doane President and Chief Executive Officer, with Mr. Pfeiffer remaining as Chairman of the Board. At the time of publication of this report, Mr. Couch continues his treatment.

REAL ESTATE - Our property development and management business continues to perform strongly in spite of extremely weak conditions in the Hawaii real estate market. The majority of A&B Properties' earnings are still derived from Hawaii, and we are pleased with how well this business has performed year-in and year-out for more than a decade. In 1998, there were $82 million of property sales and $97 million of acquisitions. These acquisitions comprised seven properties on the Mainland and in Hawaii. The challenge here is to take a strong business and to grow it more aggressively. We made progress in this direction during 1998, and plan continued growth for 1999.

REAL ESTATE ENTITLEMENTS - The Company owns over 90,000 acres in Hawaii. We are working to increase the value of these substantial holdings by moving land through Hawaii's complex entitlement process. Note that the Company's Hawaii landholdings are recorded on the balance sheet at historical cost, which averages approximately $150 an acre. From the standpoint of potential value creation, our Maui landholdings of 69,000 acres could not be located better. Ranked as the number one island travel destination in the world, Maui has a bright future. We are accelerating our efforts to realize increased value from the Company's landholdings. Nearly 3,000 acres in Hawaii either are fully entitled and available for development, or proceeding through the entitlement process.

AGRIBUSINESS - Recovering from a difficult 1997, Hawaiian Commercial & Sugar Company, our sugar-growing business on Maui, was able to increase its yields significantly and lower its unit production costs. This success increases our confidence that HC&S indeed will have a long-term future as a grower of sugar cane.

FUTURE VALUE - A&B possesses a number of inherent strengths that we can use to build future value.

OCEAN TRANSPORTATION - Matson has a strong and stable market position in Hawaii as a result of its excellent service. Matson carries more than two-thirds of Hawaii's freight. Its shipping network is almost irreplaceable. The current economic malaise in Hawaii, however, makes it imperative for Matson to reduce its cost structure.

REAL ESTATE - Property Development and Management has provided a highly reliable source of earnings, despite Hawaii's economic problems. There is a good ability to grow the business and to continue to capitalize on the Company's highly valuable Hawaii landholdings.

FINANCIAL POSITION - Our financial position is favorable, with a debt-to-capital ratio of 33 percent and consistently positive free cash flow. The key will be finding investment opportunities, especially in real estate, that provide assurance of returns above A&B's cost of capital. We are committed to making such capital allocations in the interest of our shareholders.

HAWAII - The state and its economy are at a low ebb--a condition compounded by the recent financial problems in Asia. While no immediate turnaround is expected, ultimately, we expect that the economy will recover, and A&B's businesses will benefit as a result.

During 1998, A&B was able to increase its dividend modestly, from 88 cents per share to 90 cents, and to repurchase almost one million shares of A&B stock. Seventy percent of these shares were repurchased in the fourth quarter of 1998.

While work continues on the long-term issues, management recognizes that improvement in performance must be demonstrated in the short term. 1999 will be a start. As noted at the beginning of this letter, we are committed to taking the necessary operating and strategic actions to realize the Company's potential. We cannot wait for the Hawaii economy to improve. When it does, though, it only will add to the benefits realized from actions the Company already is taking to improve earnings. We will keep you informed of our progress.

A&B has employees who are extraordinarily capable, talented and dedicated to our Company's success. We are convinced that, as a team, we have the capability to achieve at a much higher level. Going forward, we are confident that the Company's goals will be realized.

The Board of Directors deserves special acknowledgment this year for its active and valued role in helping A&B deal with the many challenges it faced. We extend a warm welcome to Lynn M. Sedway, the newest independent member of the Board. Her broad experience has added to the Board's strength. We continue to wish John Couch well on his extended medical leave. We are pleased to report that his health has improved, and that the prospects for his recovery remain good.

Finally, we thank you, our shareholders, for your continuing commitment to and belief in A&B.

/s/ R. J. Pfeiffer                      /s/ W. Allen Doane
Chairman of the Board                   President and Chief Executive Officer

February 19, 1999


REAL ESTATE

A&B strives to put its land to the highest and best use that is consistent with community needs. At year-end 1998, the Company owned a total of about 93,000 acres. Of these, about 1,380 acres were fully zoned for urban use. At least one step in the value-adding entitlement process has been completed for an additional 1,600 acres, and about 8,900 acres have long-term urban-use potential. Most of the remaining acreage will be in agricultural use for many years.

ENTITLEMENTS - In March 1998, the Maui County Council gave final approval to an update of the community plan for the Kihei-Makena region. Included in the update were 650 acres of A&B-owned land at Maalaea designated as a master-planned community. In 1999, the Company will seek approval to have approxi-mately 170 acres included in the Wailuku-Kahului Community Plan as light industrial/commercial property. It also will seek approval for other properties to be included under residential and industrial designations.

                          A&B'S LANDHOLDINGS BY CATEGORY

                                      HAWAII                 MAINLAND    TOTAL
                         --------------------------------    --------    -----
(In acres, rounded)      MAUI     KAUAI     OAHU    TOTAL
-------------------------------------------------------------------------------
Fully Entitled Urban       340       810     40     1,190        190      1,380
Agric./Pasture/Misc.    52,700     8,100     -     60,800      1,900     62,700
Conservation            16,000    13,000     -     29,000         -      29,000
-------------------------------------------------------------------------------
TOTAL                   69,040    21,910     40    90,990      2,090     93,080
-------------------------------------------------------------------------------
Designated Urban         1,300       300     -      1,600         -       1,600
Urban Potential          5,400     3,500     -      8,900         -       8,900

In October 1998, the State Land Use Commission granted an urban designation to a 200-unit single-family subdivision on 45 acres at Haliimaile, Maui. Subsequently, an application for the appropriate zoning change was filed with the County. A Land Use Commission decision is expected in 1999 on a proposal for 400 residential units on 110 acres at Spreckelsville, Maui.

Plans to lengthen the runway of Maui's principal airport advanced during 1998, with approval by the Governor and federal authorities of environmental filings. The airport is in the immediate vicinity of A&B's Maui Business Park develop-ment, and is near several other Company landholdings.

The State Land Use Commission also gave an urban designation to an additional 77 acres of A&B's 1,045-acre Kukui'Ula development on Kauai. The project's urban lands now total 837 acres. This 77-acre portion of the project is proposed for hotel and time-share development.

SALES AND DEVELOPMENT - In June 1998, the Company sold a 246,000-square-foot research and office complex in Cupertino, Calif. The proceeds from this large sale were combined with proceeds from other property sales and reinvested, on a tax-deferred basis, in a total of six income-producing properties. The six properties comprised 776,200 square feet of leasable space and were purchased for $89 million.

[Photo caption: When a product is "virtually irresistible," it will sell well. Haiku Makai, a large-lot, agricultural subdivision developed by A&B on the scenic North Shore of Maui, enjoyed high demand and rapid sales in 1998.]

[Photo Caption: Located on the striking leeward coast of Kauai, A&B's Kukui'Ula project is near Poipu Beach. Construction associated with its first residential parcel - called Koloa Estates - began in November 1998.]

A&B also acquired a 40-acre, industrial property on Oahu in November 1998 for $8 million. Construction of the first 23 lots at this property - the Mill Town Center - commenced in November 1998. Lot sales began early in the first quarter of 1999.

[Photo caption: Sacramento is sharing in California's rapid economic expansion. A&B acquired this 98,800-square-foot office building during 1998.]

[Photo caption: During 1998, A&B used tax-deferred funds to acquire six properties on the U.S. mainland. This attractive 167,500-square-foot office building, called San Pedro Plaza, located in San Antonio, Texas, is one of the properties acquired.]

                           A&B's HAWAII RESIDENTIAL PROJECT STATUS

                    TOTAL  AVAILABLE   SOLD    AVAILABLE   SOLD    AVAILABLE
PROJECT             UNITS   IN 1997   IN 1997   IN 1998   IN 1998   IN 1999

Ku'au Bayview         92      62        35        27        19         8
Kahului Ikena        102      50        17        33        13        20
Haiku Makai           28       -         -        28        25         3
Kauhikoa Hill Ranch    9       9         1         8         6         2
Koloa Estates         30       -         -         -         -        30

At A&B's Maui Business Park, the developer of the 300,000-square-foot Maui Marketplace Shopping Center purchased the remaining fee interest in the land underlying the Marketplace in mid-1998. Another large lot nearby was sold earlier in the year. The 19 remaining lots in phase IA of Maui Business Park, totaling about 10 net salable acres, continue to be marketed actively.

On Maui, grading, roads and utility installations were completed in May 1998 for Haiku Makai, a 28-lot agricultural subdivision. Haiku Makai enjoyed rapid sales. Twenty-five of the 28 lots in the project were sold between May and year-end, at an average sales price of $201,000 per lot. In the 92-lot Ku'au Bayview single-family development, 84 of the homes had been sold by year-end 1998. The 19 sales in 1998 averaged $240,000 per unit. At the Kahului Ikena condominium project, 82 of 102 units have been sold. The prices of the 13 units sold in 1998 averaged $139,000 per unit.

On Kauai, construction began in August 1998 at Koloa Estates, the initial residential project at Kukui'Ula. There are 30 residential lots and two church sites in the 28-acre project. Sales are scheduled to begin in May 1999.

PROPERTY MANAGEMENT

MAINLAND PORTFOLIO - At year-end 1998, A&B's portfolio of 16 properties in six Western states consisted of 2.7 million square feet of leasable space. Occupancies averaged 91 percent throughout 1998.

HAWAII PORTFOLIO - The Hawaii commercial-property portfolio consisted of 839,000 square feet of leasable space, plus ground leases of 286 acres for commercial uses and 11,600 acres for agricultural uses. During 1998, lease rates continued to be very competitive, due to the lackluster Hawaii economy. Occupancy of the commercial properties averaged 68 percent.

PROPERTY DEVELOPMENT & MANAGEMENT

OUTLOOK - Operating profit from property leasing is forecast to improve in 1999, primarily due to the new leased properties added during 1998. Residential and commercial developments likely will continue to sell steadily, but slowly, in 1999. Sales of developed properties deemed to be fully valued also will continue. The Company will consider accelerating the development of Maui Business Park in response to interest in potential multi-lot projects at phases IA and IB of the development. The Company also will continue to pursue entitlements of land-holdings as well as investment opportunities in income and development properties.

TRANSPORTATION

HAWAII SERVICE - The core business of Matson Navigation Company, Inc. (Matson) is its Hawaii service. Last year was the eighth consecutive year of slow economic growth in Hawaii. During this period, marked declines have occurred in certain industries - construction foremost among them - that normally provide Matson with substantial volume. Matson's cargo volume declined in 1998 because of this economic weakness, and also because of increased competition, especially from a barge competitor that operated temporarily during the seasonal peak period for movements of household goods.

To match fleet capacity with cargo volume better, Matson implemented a major service change in mid-September 1998, reducing the number of vessels serving Hawaii from eight to six. The change was intended to cut costs without a corresponding reduction in service quality. Although the number of vessel arrivals in Honolulu has been reduced from four per week to three, Matson still has 156 Hawaii round-trip voyages per year - 50 percent more than its closest competitor.

In recognition of the weak economic conditions in Hawaii, Matson did not take an across-the-board increase in its Hawaii service rates during 1998. Also, as bunker fuel prices moderated, an existing fuel surcharge was reduced from
1.75 percent to 1.5 percent, effective January 15, 1998. It was reduced again to 1.0 percent, effective March 15, and then was eliminated on September 6.

In mid-December 1998, the Company announced that it would increase rates by 2.5 percent, effective February 14, 1999, in order to offset cost increases and to support necessary capital investments.

GUAM SERVICE - Matson and American President Lines, Ltd. (APL) renegotiated the terms of their transpacific operating alliance late in 1997, and implemented the resulting new vessel schedules in January 1998. The new alliance agreement produced the benefits projected for both Matson and APL, and also resulted in better service to Guam customers. Matson now offers the only direct service from the U.S. mainland to Guam, with transit times reduced from 13 to 10 days.

During 1998, Guam's economic growth continued to moderate, affected by many of the same Asian economic factors that affected Hawaii. Although construction activity benefited from rebuilding after Typhoon Paka, which struck Guam in December 1997, the overall amount of cargo declined somewhat in 1998.

                       HAWAII CARGO VOLUME

                     1998      1997      1996

Freight (Units)     143,400   149,700   152,100
Automobiles          73,700    78,600    83,100



                       HAWAII SERVICE
                       FREIGHT (units)

  93         94         95         96         97         98
171,600    173,300    157,200    152,100    149,700    143,400


[Photo caption: A "Day in the Life" of the Matson fleet. S.S. Lurline is shown inbound to Honolulu, with Diamond Head in the background. The ship carries a vast array of cargo, from highly perishable food products to automobiles.]


                       HAWAII SERVICE
                        AUTOMOBILES

  93         94         95         96        97        98
109,400    116,600    107,100    83,100    78,600    73,700


[Photo caption: Guam is another island community served by Matson. In early 1998, a change in Matson's operating alliance with APL allowed the start of direct, non-stop service to Guam from the U.S. West Coast.]

[Photo caption: Trade growth and solid customer service have combined to propel Matson Intermodal's volume and revenue higher. Nationwide overland transportation needs of outside customers and of Matson are fulfilled economically and efficiently by this Matson subsidiary.]

[Photo caption: Matson's newest business is Matson Logistics Solutions. Its role is to handle highly specialized transportation needs, such as this observatory mirror destined for a new telescope atop Mauna Kea.]

PACIFIC COAST SERVICE (PCS) - During 1998, Matson's West Coast shuttle vessel made 51 voyages, connecting the ports of Los Angeles, Seattle and Vancouver, B.C. Customer support for the five-year-old service continues to grow. However, the number of empty containers moved, to reposition them for transpacific ocean carriers, declined substantially - the direct result of changes in trade flows to and from Asia. The PCS made a modest contribution to Matson's profitability during 1998.

MID-PACIFIC SERVICE - Matson's container-barge service to Johnston Island, Majuro, Ebeye and Kwajalein experienced modestly lower volume in 1998 than in 1997. Lower freight rates also unfavorably affected the results for this service.

MATSON INTERMODAL SYSTEM, INC. - Management of the transportation function continues to gain greater recognition for its role in adding value, especially in businesses where reliability and immediate response are critical competitive factors. Matson has capitalized on this trend through Matson Intermodal, its overland transportation subsidiary. In 1998, Matson Intermodal's annual revenue exceeded $100 million and it was named one of the top 10 intermodal marketing companies in the U.S. Matson Intermodal manages overland transportation for Matson's shipping customers, as well as for more than a dozen ocean shipping companies. As Matson increases its participation in the U.S. domestic shipping trades, substantial opportunities are expected to arise for Matson Intermodal and Matson to serve the same customers with a greater variety of services.

MATSON LOGISTICS SOLUTIONS, INC. - Matson's newest subsidiary, Matson Logistics Solutions, Inc. was formed in early 1998 to provide project logistics, construction logistics and supply-chain-management services to customers.

MATSON TERMINALS, INC. (MTI) - MTI is the stevedore for Matson and outside customers at Matson-operated container terminals. In 1998, as part of a Companywide effort to increase productivity and lower costs, Matson's container terminal in Oakland, Calif. converted its primary method of container handling from straddle carriers to yard tractors.

TRANSPORTATION OUTLOOK - The performance of this segment is expected to improve in 1999, as the operation of a smaller fleet and other initiatives reduce costs in the Hawaii service. Labor contracts with the longshore union on the Pacific Coast expire at midyear. The employer group, of which Matson is a member, anticipates that negotiations will be concluded without any work stoppage. Results in 1999 also will benefit from the revised alliance with APL and from the charter of two previously idle vessels in a new service from Florida to Puerto Rico. During 1998, Matson concluded that, with appropriate maintenance and selective improvements, its present fleet would be suitable for at least 10 more years of service. Capital investments, therefore, should be relatively modest in 1999.

FOOD PRODUCTS

RAW SUGAR PRODUCTION - Hawaiian Commercial & Sugar Company (HC&S), located on Maui, is Hawaii's largest producer of raw cane sugar, with 61 percent of the state's 1998 crop. HC&S made significant progress during 1998, increasing raw sugar yields and lowering unit costs. Changes in farming and factory practices improved raw sugar yields from a disappointing 11.6 tons sugar per acre in 1997 to 12.7 in 1998. Total production - 216,200 tons of raw sugar - was the second highest this decade. Contributing to the lower costs was a January 1998 reorganization that eliminated about six percent of HC&S's nearly 1,000 employees.

COFFEE PRODUCTION AND MARKETING - Kauai Coffee Company, Inc. is the largest coffee grower in the United States, producing over half of the coffee grown in Hawaii. Green (unroasted) coffee production in 1998 was about four million pounds, down somewhat from 1997's record harvest. The reduced output was due to scheduled pruning of maturing coffee trees and normal biennial yield fluctuation. Kauai Coffee continues to broaden its customer base by emphasizing product quality and building consumer awareness of Kauai's distinctiveness as a coffee-producing region. Although coffee operations do not yet contribute to operating profit, the results are improving steadily.

POWER, TRUCKING - The Company's hydroelectric plants on Maui and Kauai, as well as cogeneration units at its sugar mills on Maui, continue to generate surplus electricity, which is sold to the local public utilities. During 1998, a total of 95,000 megawatt-hours (MWH) were sold, compared with 109,000 MWH in 1997. The reduction was due to increased use of electric power by the Company to irrigate its crops during periods of low rainfall, and to the catastrophic failure of a generating unit. The Company also has trucking operations on both Maui and Kauai that support its agricultural operations and serve independent customers in each community.

SUGAR REFINING AND MARKETING - California and Hawaiian Sugar Company, Inc. (C&H), the only raw cane sugar refiner in the western United States, produces about eight percent of the national supply of refined sugar.

Through most of 1998, margins in the cane sugar refining industry were lower than in 1997. Supplies of beet sugar were higher during the year, and supplies of raw cane sugar were relatively scarce, due to a low sugar import quota. On the positive side, at mid-year 1998, two principal labor contracts were renegotiated successfully for five-year terms without any work interruption.

In December 1998, the Company recapitalized C&H and sold approximately 60 percent of its equity to an investor group that included Citicorp Venture Capital, Ltd. In 1999 and thereafter, the pretax income of A&B's remaining equity investment in C&H will be reported as an investment in an affiliate, under the heading "Food Products."

FOOD PRODUCTS OUTLOOK - Because of the recent improvements in yields and costs, HC&S should continue to make a greater contribution to consolidated results in 1999 and thereafter. Kauai Coffee should continue its progress toward profitability. Even without the contribution from C&H, food products still represents a business with about $100 million in annual sales and operating margins between five and seven percent. A&B's share of total C&H results will reflect its lower ownership, but total C&H results are projected to improve modestly over those of 1998.

[Photo caption: If you cannot come to Kauai, and you don't use www.kauaicoffee.com, then one of the best ways to buy Kauai Coffee is at Trader Joe's.]

[Photo caption: It's a long way from the field to the sugar bowl. The trip begins when these 37,000 lush, green acres are harvested and the sugar cane is milled in one of HC&S's two factories.]

FINANCIAL REPORT

       Independent Auditors' Report									18

       Industry Segment Information									19

       Eleven-Year Summary of Selected Financial Data			20

       Management's Discussion and Analysis						22

       Statements of Income											26

       Statements of Cash Flows										27

       Balance Sheets													28

       Statements of Shareholders' Equity							30

       Notes to Financial Statements								31

       Quarterly Results												42

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

The Company's financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness, in all material aspects, of the presentation of financial position, results of operations and cash flows under generally accepted accounting principles (see Independent Auditors' Report on page 18).

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

/s/ R. J. Pfeiffer                  /s/ W. Allen Doane
R. J. Pfeiffer                      W. Allen Doane
Chairman of the Board               President and Chief Executive Officer


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALEXANDER & BALDWIN, INC.:

We have audited the accompanying balance sheets of Alexander & Baldwin, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the related state-ments of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998 (pages 19 and 26 to 41). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Alexander & Baldwin, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, in 1998 the Company changed its method of accounting for assessments from a second injury workers' compensation fund.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Honolulu, Hawaii
January 28, 1999

INDUSTRY SEGMENT INFORMATION (In thousands)


For the Year                                 1998         1997         1996         1995         1994
--------------------------------------------------------------------------------------------------------

REVENUE:
   Ocean transportation                   $  722,744   $  692,689   $  661,586   $  593,807   $  604,754
   Property development and management:
      Leasing                                 37,955       37,148       35,916       34,073       33,387
      Sales                                   82,382       35,916       31,909       25,835       60,767
   Food products                             465,661      486,912      506,909      377,082      441,209
   Other                                       2,878        2,815        3,490        2,796        3,916
--------------------------------------------------------------------------------------------------------
        Total revenue                     $1,311,620   $1,255,480   $1,239,810   $1,033,593   $1,144,033
========================================================================================================

OPERATING PROFIT:
   Ocean transportation                   $   66,298   $   80,385   $   81,618   $   87,769   $   97,319
   Property development and management:
      Leasing                                 22,634       24,559       23,875       23,063       23,163
      Sales                                   21,663       13,262       15,307       14,497       18,522
   Food products                              21,327       27,083       26,863      (27,797)        (418)
   Other                                       2,696        2,639        3,220        2,593        3,143
--------------------------------------------------------------------------------------------------------
        Total operating profit               134,618      147,928      150,883      100,125      141,729
   Insurance settlement                           --       19,965           --           --           --
   Write-down of real estate assets          (20,216)          --           --           --           --
   Loss on partial sale of subsidiary        (19,756)          --           --           --           --
   Interest expense, net                     (24,799)     (28,936)     (34,081)     (33,429)     (27,702)
   General corporate expenses                (14,552)     (11,745)     (12,769)     (14,742)     (17,396)
--------------------------------------------------------------------------------------------------------
        Income from continuing operations
        before income taxes and
        accounting change                 $   55,295   $  127,212   $  104,033   $   51,954   $   96,631
========================================================================================================

IDENTIFIABLE ASSETS:
   Ocean transportation                   $  898,277   $  930,636   $1,005,741   $  997,230   $  853,933
   Property development and management       338,090      317,622      312,829      297,927      271,073
   Food products                             261,712      382,109      386,986      413,675      399,717
   Other                                     107,561       74,431       90,559       92,405       87,362
--------------------------------------------------------------------------------------------------------
        Assets of continuing operations    1,605,640    1,704,798    1,796,115    1,801,237    1,612,085
   Discontinued operations -
   container leasing                              --           --           --           --      313,690
--------------------------------------------------------------------------------------------------------
        Total assets                      $1,605,640   $1,704,798   $1,796,115   $1,801,237   $1,925,775
========================================================================================================

CAPITAL EXPENDITURES:
   Ocean transportation                   $   60,403   $   20,828   $  171,110   $   46,872   $   29,676
   Property development and management*      118,552       30,790        7,275       48,890       15,709
   Food products                              18,237       18,806       12,058       13,650       18,665

DEPRECIATION AND AMORTIZATION:
   Ocean transportation                   $   61,543   $   62,192   $   62,055   $   57,619   $   55,663
   Property development and management         6,357        6,281        6,214        5,561        5,246
   Food products                              20,086       19,538       20,144       20,390       21,340

*Including tax-deferred property purchases.

See Notes 2 and 4 for discussion of the partial sale of California and Hawaiian Sugar Company, Inc. and the write-down of real estate assets in 1998.



Eleven-Year Summary of Selected Financial Data
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries


                                                      1998         1997         1996         1995         1994         1993
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue              $1,311,620   $1,275,445   $1,239,810   $1,033,593   $1,144,033   $  923,804

Deduct:
  Cost of goods sold and operating expenses         1,143,026    1,030,739    1,012,745      863,083      935,663      716,562
  Depreciation and amortization                        88,500       88,558       88,951       85,127       84,037       78,318
  Interest expense                                     24,799       28,936       34,081       33,429       27,702       28,802
  Income taxes                                         24,352       45,825       38,748       19,535       32,652       41,386
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations                      30,943       81,387       65,285       32,419       63,979       58,736
Income (loss) from discontinued operations               -            -            -          23,336       10,629        8,253
Cumulative effect of change
  in accounting principle                              (5,801)        -            -            -            -            -
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Net income                                         $   25,142   $   81,387   $   65,285   $   55,755   $   74,608   $   66,989
                                                   ==========   ==========   ==========   ==========   ==========   ==========
Comprehensive income                               $   33,327   $   88,326   $   73,660   $   66,512   $   70,031         -
                                                   ==========   ==========   ==========   ==========   ==========   ==========

Basic and diluted Earnings per Share
  from continuing operations                            $0.69        $1.80        $1.44        $0.72        $1.39        $1.27

Return on beginning equity                               3.5%        11.9%        10.0%         8.8%        12.7%        12.0%
Cash dividends per share                           $     0.90   $     0.88   $     0.88   $     0.88   $     0.88   $     0.88
Average number of shares outstanding                   44,760       45,182       45,303       45,492       46,059       46,338
Gross profit percentage                                 17.4%        20.6%        20.0%        20.2%        21.2%        24.9%
Effective income tax rate                               45.4%        36.0%        37.3%        37.6%        33.8%        41.3%

Market price range per share:
  High                                             $   31.125   $   29.375   $   29.250   $   25.500   $   28.250   $   28.000
  Low                                                  18.813       24.375       22.500       20.500       21.250       22.500
  Close                                                23.250       27.313       25.000       23.000       22.250       26.750

At Year End:
  Shareholders of record                                5,125        5,481        5,881        6,357        6,729        7,056
  Shares outstanding                                   44,028       44,881       45,339       45,280       45,691       46,404
  Shareholders' equity                             $  694,642   $  719,588   $  684,328   $  649,678   $  632,614   $  587,006
     Per-share                                          15.78        16.03        15.09        14.35        13.85        12.65
  Total assets                                      1,605,640    1,704,798    1,796,115    1,801,237    1,925,775    1,904,742
  Working capital                                      67,113      114,806       95,579       84,399       58,392       64,884
  Cash and cash equivalents                            86,818       21,623       23,824       32,150        8,987       32,295
  Real estate developments-noncurrent                  57,690       68,056       70,144       56,104       66,371       54,919
  Investments                                         159,068      102,813       91,602       82,246       64,913       17,449
  Capital Construction Fund                           143,303      148,610      178,616      317,212      176,044      175,194
  Long-term debt and capital lease obligations-
    noncurrent                                        255,766      292,885      357,657      404,575      554,879      620,885
  Current ratio                                      1.4 to 1     1.7 to 1     1.4 to 1     1.4 to 1     1.3 to 1     1.3 to 1
  Capital stock price/earnings
    ratio at December 31                            41.5 to 1    15.2 to 1    17.4 to 1    18.7 to 1    13.7 to 1    18.5 to 1


All share and per-share amounts reflect the 2-for-1 stock split in 1988.



Eleven-Year Summary of Selected Financial Data, Continued
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries


                                                      1992         1991         1990         1989         1988
                                                   ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue              $  703,948   $  715,984   $  747,550   $  845,936   $  701,908

Deduct:
  Cost of goods sold and operating expenses           538,627      497,106      491,241      458,677      447,703
  Depreciation and amortization                        69,769       67,999       60,995       53,822       47,531
  Interest expense                                     23,881       24,575       29,602       26,965       27,406
  Income taxes                                         19,044       42,359       58,820      107,461       61,535
                                                   ----------   ----------   ----------   ----------   ----------
Income from continuing operations                      52,627       83,945      106,892      199,011      117,733
Income (loss) from discontinued operations              7,878        4,861        1,075         (310)        -
Cumulative effect of change
  in accounting principle                             (41,551)        -            -            -            -
                                                   ----------   ----------   ----------   ----------   ----------
Net income                                         $   18,954     $ 88,806   $  107,967   $  198,701   $  117,733
                                                   ==========   ==========   ==========   ==========   ==========
Comprehensive income                                     -            -            -            -            -
                                                   ==========   ==========   ==========   ==========   ==========

Basic and diluted Earnings per Share
  from continuing operations                            $1.14        $1.82        $2.32        $4.30        $2.35

Return on beginning equity                               3.3%        16.7%        23.5%        45.2%        31.7%
Cash dividends per share                           $     0.88   $     0.88   $     0.86   $     0.80   $     0.77
Average number of shares outstanding                   46,294       46,213       46,133       46,326       50,079
Gross profit percentage                                 29.1%        31.9%        36.0%        48.5%        38.8%
Effective income tax rate                               26.6%        33.5%        35.5%        35.1%        34.3%

Market price range per share:
  High                                             $   30.500   $   29.500   $   38.000   $   39.500   $   36.750
  Low                                                  21.500       21.000       19.000       31.250       20.875
  Close                                                24.750       28.250       22.250       37.500       31.500

At Year End:
  Shareholders of record                                7,507        7,749        7,860        7,650        7,201
  Shares outstanding                                   46,333       46,229       46,201       46,096       50,099
  Shareholders' equity                             $  559,099   $  578,669   $  530,298   $  459,712   $  439,729
     Per-share                                          12.07        12.52        11.48         9.97         8.78
  Total assets                                      1,676,635    1,547,648    1,364,165    1,141,671    1,070,483
  Working capital                                      40,013       23,195       55,340       33,906       35,974
  Cash and cash equivalents                            20,827       18,675       47,351       23,389       22,794
  Real estate developments-noncurrent                  50,977       36,362       14,156         -            -
  Investments                                          28,733       24,535       23,679       10,558      113,626
  Capital Construction Fund                           264,435      271,874      266,256      285,515      276,625
  Long-term debt and capital lease obligations-
    noncurrent                                        609,776      521,996      402,243      292,195      275,021
  Current ratio                                      1.4 to 1     1.2 to 1     1.5 to 1     1.4 to 1     1.4 to 1
  Capital stock price/earnings
    ratio at December 31                            60.4 to 1    14.7 to 1     9.5 to 1     8.7 to 1    13.4 to 1


All share and per-share amounts reflect the 2-for-1 stock split in 1988.


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

Net income in 1998 was $25,142,000, or $0.56 per share, versus $81,387,000, or
$1.80 per share, in 1997. Net income in 1998 was reduced by three one-time factors. First, the recapitalization and partial sale of a subsidiary, California and Hawaiian Sugar Company, Inc. (C&H) resulted in a $15,955,000, or $0.36 per share, after-tax loss. Second, changes in development plans for the 1,045-acre Kukui'Ula real estate project on Kauai, resulting from extended weak real estate market conditions, led to a $12,837,000, or $0.29 per share, after-tax charge, to reduce the carrying value of certain assets associated with that project. Third, the cumulative effect of a required accounting change, related to longshore labor second injury workers' compensation funds, resulted in an after-tax charge of $5,801,000, or $0.13 per share. In contrast, net income in 1997 included an after-tax benefit of $12,478,000, or $0.28 per share, resulting from the favorable settlement of protracted litigation related to an insurance claim for earthquake damage to port facilities. Before all of these one-time factors, the Company's earnings per share in 1998 was $1.33, versus $1.53 in 1997, a decrease of 13 percent.

1998 COMPARED WITH 1997

OCEAN TRANSPORTATION revenue of $722,744,000 for 1998 increased four percent compared with 1997; however, operating profit of $66,298,000 decreased 18 percent.

Matson Navigation Company's (Matson) Hawaii service revenue declined by nearly $29 million in 1998. The revenue decline primarily reflected lower container volume and lower average revenue per container. Matson's total Hawaii container volume, at 143,400 units in 1998, was four-percent lower than 1997 container volume of 149,700 units. This follows a three-year trend of declining container volume, from 173,300 units in 1994, to 157,200 in 1995 and 152,100 in 1996. Although 1994 volume was significantly enhanced due to a competitor's work stoppage, the continuing decline in both container average revenue yield and volume resulted primarily from continuing weakness in the Hawaii economy, combined with competitive pressures. While a significant portion of the container decline has been due to a nearly 40-percent contraction in recent years of Hawaii's construction industry, other types of cargo have been affected as well. A barge competitor, that operated temporarily during the summer months in 1998, had an adverse impact on household goods volumes and rates.

Operating expenses rose in 1998, reflecting primarily a decline in terminal productivity and higher labor costs. The master agreement between stevedoring companies, including Matson, and labor, represented by the International Longshore and Warehouse Union, expires at mid-year in 1999. Negotiations leading up to a new agreement are expected to focus on increasing productivity.

Fuel expenses declined significantly in 1998 as the average price paid for fuel dropped to approximately $12 per barrel from $16.70 per barrel in 1997.

The unfavorable trends in operating margins in the Hawaii service continue to be of concern to the Company. Late in 1998, Matson reduced the number of ships serving the Hawaii trade from eight to six vessels, to better balance the capacity offered with the demand for cargo space. Matson still remains the service leader to Hawaii. In addition, Matson chartered two idle vessels to a new joint venture operating between Florida and Puerto Rico; a venture in which Matson has a 27.5-percent equity interest. Matson is currently evaluating other ways in which it can reduce its operating costs while maintaining a high level of service to shippers.

Matson announced a 2.5-percent increase in Hawaii service rates effective in February 1999. Matson did not take any general rate increases in 1998.

Increases in revenue from Matson's Guam and intermodal services and from the American President Lines, Ltd. (APL) Alliance more than offset the revenue decline from the Hawaii service. These increases were led by a restructuring of the APL Alliance charter agreements and increased intermodal revenue.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue of $37,955,000 for 1998 rose two percent compared with 1997; however, operating profit of $22,634,000 for 1998 decreased eight percent compared with 1997. The decrease was due primarily to lower occupancy rates, especially in the Hawaii market. Occupancy rates for the Mainland properties averaged 91 percent in 1998, versus 98 percent in 1997. The lower Mainland average rate primarily reflected a shift in the composition of the portfolio toward more multi-tenant properties, following the sale of a large, single-tenant property in 1998. Occupancy levels for the Hawaii properties averaged 68 percent in 1998, versus 78 percent in 1997. The lower Hawaii average rate reflected ongoing weak economic conditions in Hawaii as well as low occupancy rates for properties acquired during 1997.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $82,382,000 for 1998 considerably exceeded the $35,916,000 in sales recorded in 1997. Operating profit from property sales in 1998 of $21,663,000 was 63-percent higher than the $13,262,000 achieved in 1997. The increases resulted from the sales of a large single-tenant research and office complex in Cupertino, California for $51,500,000 and of the Company's remaining interest in a 14-acre parcel at Maui Business Park. Other significant sales in 1998 included five developed business parcels and 64 residential properties. Sales in 1997 included four leased parcels in Maui Business Park, an undeveloped 24-acre residential parcel, several developed and undeveloped business parcels, an industrial warehouse in California and 59 residential units. Sales totaling $67,258,000 in 1998 were completed on a tax-deferred basis compared with 1997 tax-deferred sales of $17,388,000. Purchases, utilizing proceeds from tax-deferred sales, totaled $85,896,000 and $22,170,000 for 1998 and 1997, respectively.

The mix of property transactions in any year can be diverse. Sales can include property sold under threat of condemnation, developed residential real estate, commercial properties, developable subdivision lots and undeveloped land. The sales of undeveloped land and subdivision lots generally provide a greater contribution margin than the sales of developed and commercial property, due to the low historical-cost basis of the Company's Hawaii land, which averages approximately $150 per acre. Consequently, historical property sales and the amount of real estate held for sale currently on the balance sheets do not necessarily indicate future profitability trends for this segment. Because the Company sells a significant amount of property on a tax-deferred basis, the proceeds of which must be reinvested in similar property within time periods specified by the Internal Revenue Code, property sales may not necessarily be indicative of cash flows.

FOOD PRODUCTS revenue of $465,661,000 in 1998 was four-percent lower than the 1997 revenue of $486,912,000. Operating profit of $21,327,000 in 1998 was 21-
percent lower than the $27,083,000 earned in 1997. Several factors contributed to these lower results. Refined sugar prices declined in 1998 as a result of a large beet sugar crop. The average per-ton cost to purchase raw sugar was about the same in 1998 as it was in 1997, but refining and direct operating expenses increased. While the volume of refined sugar sales increased slightly in 1998, the mix of sales resulted in a lower margin than last year. The continued low cane sugar import quota made it difficult for C&H to purchase raw sugar at attractive prices. Additionally, a majority interest in C&H was sold on December 24, 1998, resulting in one less week of operations as a consoli-dated business than in 1997. The combined impact of these items reduced operating profit by approximately $13,000,000.

Results from Hawaiian Commercial & Sugar Company (HC&S), the Company's Maui sugarcane plantation, showed significant improvement in 1998. Changes in cultivation and ripening processes for a recently introduced cane-sugar variety occurred during the year, increasing sugar yields to 216,200 tons in 1998 from 198,000 tons a year earlier. The higher sugar production, combined with cost reduction efforts, resulted in an 18-percent margin improvement, partially offsetting the lower operating profit from C&H. During 1998, HC&S wrote off several abandoned and obsolete items of equipment, which had a total carrying cost of approximately $4,500,000, and also recognized a $3,000,000 involuntary conversion gain, due to insurance proceeds received in settlement of an insured turbine generator failure which occurred earlier in the year.

1997 COMPARED WITH 1996

OCEAN TRANSPORTATION revenue of $692,689,000 for 1997 increased five percent and operating profit of $80,385,000 for 1997 decreased two percent, compared with 1996. Excluding a one-time vessel charter hire, which contributed $5,634,000 to 1996 results, operating profit for the ocean transportation segment rose six percent. Hawaii service container and automobile volumes were two- and five-percent lower, respectively, due to weak economic conditions in Hawaii. Terminal labor costs increased by six percent in 1997 compared with 1996.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue and operating profit rose three percent compared with 1996. The leased-property portfolio benefited from continuing high occupancy levels for Mainland properties. Occupancy rates in 1997 averaged 98 percent for the Mainland portfolio, versus 97 percent in 1996. Occupancy levels for the Company's Hawaii-leased real estate portfolio averaged 78 percent in 1997, versus 86 percent in 1996. That decrease was due primarily to properties acquired in early 1997 that had relatively low occupancy rates and to the weak Hawaii economy.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $35,916,000 for 1997 was 13-percent higher than in 1996; however, operating profit decreased 13 percent for 1997 compared with 1996. Sales in 1997 included four leased parcels in Maui Business Park, an undeveloped 24-acre residential parcel, several developed and undeveloped business parcels, an industrial warehouse in California and 59 esidential properties. Significant sales in 1996 included two leased parcels, a 66-acre unimproved parcel to a Maui utility, four lots in the Company's Maui Business Park and 73 residential properties.

FOOD PRODUCTS revenue of $486,912,000 in 1997 was four-percent lower than the 1996 revenue of $506,909,000. Operating profit of $27,083,000 in 1997, however, was one-percent higher than the operating profit of $26,863,000 for the prior year. Improved sugar refining margins were offset substantially by the effects of lower sugar yields at the Company's Maui plantation.

During most of 1997, margins in the cane sugar refining industry benefited from relatively low supplies of beet sugar. However, margins tightened late in the year, following projections for a larger sugar beet crop and lower refined beet sugar prices.

FINANCIAL CONDITION AND LIQUIDITY

The Company's principal liquid resources, comprising cash and cash equivalents, receivables, inventories and unused lines of credit, less accrued deposits to the Capital Construction Fund (CCF), totaled $365,393,000 at December 31, 1998, a decrease of $143,783,000 from December 31, 1997. This decrease was due primarily to lower amounts available under lines of credit, lower receivables, and lower inventories, partially offset by increased cash and a decrease in accrued deposits to the CCF. Amounts available under lines of credit decreased $130,999,000, primarily due to a decrease in credit facilities, resulting from the partial sale of C&H and the expiration of a $35 million unused credit facility. The decreases in receivables and inventories were mostly due to the C&H transaction. Cash increased $65,195,000, primarily due to the cash receipts from the C&H transaction, which had not yet been fully used to repay debt at year-end. Accrued deposits to the CCF decreased $930,000.

Working capital was $67,113,000 at December 31, 1998, a decrease of $47,693,000 from the amount at the end of 1997. This was primarily due to decreases in inventories and accounts receivable and an increase in short-term debt, partially offset by a decrease in accounts payable. The C&H transaction was the primary reason for these changes. At December 31, 1997, C&H provided working capital of approximately $31,327,000.

Net cash provided by operations, before capital expenditures for real estate developments held for sale, was $137,244,000 and $187,505,000 for 1998 and 1997, respectively. Net operating cash flows were used principally for capital expenditures, payments of debt, dividends, repurchases of capital stock and deposits into the CCF. Withdrawals from the CCF in 1998 were used to purchase a leased vessel and to invest in a joint venture shipping operation. (See Note 2 to the Company's financial statements.)

In 1998, capital additions were $197,633,000, compared with $70,666,000 in 1997. Ocean transportation capital additions in 1998 of $60,403,000 were primarily for the acquisition of container and terminal equipment and the purchase of a vessel which previously was leased by Matson. Property develop-ment and management capital additions in 1998 of $118,552,000, which included the reinvestment of tax-deferred sales proceeds, were for real estate develop-ments held for investment purposes and for improvements to leased properties. Food products capital additions in 1998 of $18,237,000 were primarily for sugar refinery modifications, power generation, and harvesting and factory equipment for sugar plantation and coffee orchard operations.

Capital expenditures approved, but not yet spent, were $60,294,000 at December 31, 1998. These expenditures are primarily for container equipment, real estate developments held for investment purposes, improvements to leased properties, Year-2000 computer remediation, and irrigation, factory and power generation equipment for the Company's sugar-growing operations. For 1999, internal cash flows and short-term borrowing facilities are expected to be sufficient to finance working capital needs, dividends, capital expenditures and debt service.

OTHER MATTERS

NEW ACCOUNTING STANDARD: In 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This standard required that the Company accrue the present value of future assessments from a United States Department of Labor second injury workers' compensation fund as a liability. Previously, the annual assessments were charged to expense in the year paid. The after-tax, cumulative effect of the change in accounting method was a reduction of 1998 net income by $5,801,000, or $0.13 per share. (See Note 3 to the Company's financial statements.)

C&H RECAPITALIZATION AND PARTIAL SALE: On December 24, 1998, the Company recapitalized and sold a majority of its equity in C&H, recognizing a loss of $19,756,000. The after-tax impact of the loss on 1998 net income was $15,955,000, or $0.36 per share. C&H is included in the consolidated results of the Company up to the date of sale. Effective December 24, 1998, the Company began accounting for its investment in C&H under the equity method. (See Note 2 to the Company's financial statements.)

WRITE-DOWN OF REAL ESTATE ASSETS: In 1998, the Company changed the strategic direction of its Kukui'Ula real estate development project on Kauai. As a result, the Company determined that the total present capitalized investment could not be recovered through future cash flows and, accordingly, reduced the carrying value by $20,216,000. The after-tax impact to 1998 net income of this write-down was $12,837,000, or $0.29 per share. (See Note 4 to the Company's financial statements.)

INSURANCE LITIGATION: In 1997, Matson received $33,650,000 in settlement of litigation involving a contested insurance claim for earthquake damage to port facilities in 1989. After recovering repair and litigation costs of approximately $13,650,000, the Company recorded, in 1997, $9,700,000 of interest revenue and $10,300,000 of other revenue. The after-tax impact of the settlement on 1997 net income was $12,478,000, or $0.28 per share.

TAX-DEFERRED REAL ESTATE EXCHANGES: In 1998, the Company sold eight parcels of land for $67,258,000. Proceeds of $85,896,000 were reinvested in 1998 on a tax-deferred basis from sales completed in 1998 and earlier years. The proceeds from these sales and amounts reinvested are reflected in the State-ments of Cash Flows under the caption "Non-cash Activities." The purchases of real estate using tax-deferred monies are included in capital expenditures on the Industry Segment Information (page 19).

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

OUTLOOK: Information about the Company's outlook for 1999 and its plans to address issues affecting primary business units is included in the Letter to Shareholders on pages 2 through 5 and in the business unit discussions included on pages 6 through 15 of the Annual Report to Shareholders, which sections are incorporated herein by reference.

YEAR-2000 INFORMATION AND READINESS DISCLOSURE ACT OF 1998

In 1995, the Company and its subsidiaries commenced an evaluation of its computer systems and applications to prepare for the Year-2000. Following this evaluation, implementation plans for all business segments were prepared and are currently being executed. Programs that recognize "00" as a date other than "2000" might result in data errors or system problems if not corrected before December 31, 1999. Not all systems used by the Company and its subsi-diaries are sensitive to this issue.

The work related to primary systems and applications, which have the greatest risk of adversely affecting operations, is substantially complete as of 1998 year-end. The Company and its subsidiaries are currently testing the corrected systems for undetected program errors. In addition, the Company and its subsidiaries are continuing work on correcting secondary support applications, embedded systems and applications at smaller business units to ensure that they will be Year-2000 compliant before the end of 1999. The Company and its subsidiaries are working with primary vendors, customers, lenders, suppliers and other appropriate third parties to assess their compliance efforts and the potential risks to the Company and its subsidiaries in the event that they are not Year-2000 compliant. Contingency plans for potential significant problems that may occur in the Year-2000 will be completed by the end of 1999.

Staffing for the remaining Year-2000 work is expected to be adequate. Work on this project has not affected other systems-related activities adversely. The implementation plans, which consist of upgrading, modifying or replacing various systems, are expected to cost approximately $6,000,000 to $8,000,000. At the end of 1998, the Company and its subsidiaries had expended approximately $3,600,000 for this work.

The Year-2000 risk to the Company and its subsidiaries is substantially the same as that of other companies in the same industries. The Company and its subsidiaries believe that their systems and applications necessary to operate and manage their businesses will be replaced, modified or upgraded successfully in advance of the year 2000.

Despite the preparations being taken by the Company and its subsidiaries, the Year-2000 issue presents risks and uncertainties. In the most reasonably likely worst case scenario, there could be temporary disruptions in customer services (including ocean transportation) and product deliveries, temporary billing and collection delays, and temporary delays in payrolls and vendor payments. The Company believes that a worse case scenario is not likely; however, if it did occur, it could have a material adverse effect on the Company's results of operations, liquidity and financial condition.

Although there can be no absolute assurance that the Company and its subsidiaries will be successful in identifying and avoiding all possible problems, the Company and its subsidiaries continue to identify and address potential negative consequences which may result from not being Year-2000 ready. In particular, there can be no assurance that the Company will not be affected adversely by the failure of a vendor, customer, or other third party to address the Year-2000 issue adequately. However, in the context of the uncertainties inherent in dealing with the Year-2000 issue, the Company believes, based on available information, that the impact of the Year-2000 issue and its associated costs will not have a material impact on the results of operations, liquidity and financial condition.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company, from time to time, may make or may have made certain forward-looking statements, whether orally or in writing, such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. Such forward-looking statements may be contained in, among other things, Securities and Exchange Commission (SEC) filings, such as the Forms 10-K, press releases made by the Company and oral statements made by the officers of the Company. Except for historical information contained in these written or oral communications, such communications contain forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in the statements, including, but not limited to: (1) economic conditions in Hawaii and elsewhere; (2) market demand; (3) competitive factors and pricing pressures in the Company's primary markets; (4) legislative and regulatory environments at the federal, state and local levels, such as government rate regulations, land-use regulations, government administration of the U.S. sugar program, and retention of cabotage laws; (5) dependence on third-party suppliers; (6) fuel prices; (7) labor relations; (8) the ability to locate and correct or replace, on a timely basis, all relevant computer codes prior to the Year-2000; and (9) other risk factors described elsewhere in these communications and from time to time in the Company's filings with the SEC.


STATEMENTS OF INCOME (In thousands, except per-share amounts)

Year Ended December 31,                         1998         1997         1996
---------------------------------------------------------------------------------
REVENUE:
  Ocean transportation                       $  708,735   $  678,319   $  645,499
  Property development and management           119,304       72,226       67,035
  Food products                                 464,625      482,799      504,858
  Interest                                       11,278       23,131       15,085
  Gain on sale of property and other              4,800       16,119        4,577
  Dividends                                       2,878        2,851        2,756
---------------------------------------------------------------------------------
     Total revenue                            1,311,620    1,275,445    1,239,810
---------------------------------------------------------------------------------

COSTS AND EXPENSES:
  Cost of goods and services                  1,083,836    1,011,718      988,721
  Selling, general and administrative           107,718      107,579      112,975
  Write-down of real estate assets               20,216           --           --
  Loss on partial sale of subsidiary             19,756           --           --
  Interest                                       24,799       28,936       34,081
---------------------------------------------------------------------------------
     Total costs and expenses                 1,256,325    1,148,233    1,135,777
---------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING METHOD            55,295      127,212      104,033

  Income Taxes                                   24,352       45,825       38,748
---------------------------------------------------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING METHOD                             30,943       81,387       65,285

  Cumulative Effect of Change in Accounting
  Method for Insurance-related Assessments
  (net of income taxes of $3,481)                (5,801)          --           --
---------------------------------------------------------------------------------

NET INCOME                                       25,142       81,387       65,285

  Unrealized holding gains on securities
     (Net of income taxes of $5,337 in 1998,
     $3,977 in 1997 and $3,961 in 1996)           8,185        6,939        8,375
---------------------------------------------------------------------------------

COMPREHENSIVE INCOME                         $   33,327   $   88,326   $   73,660

BASIC AND DILUTED EARNINGS PER SHARE OF
COMMON STOCK:
  Before cumulative effect of accounting
  change                                     $     0.69   $     1.80   $     1.44
  Accounting change                               (0.13)         -            -
---------------------------------------------------------------------------------
  Net Income                                 $     0.56   $     1.80   $     1.44
=================================================================================

AVERAGE COMMON SHARES OUTSTANDING                44,760       45,182       45,303


See notes to financial statements.


STATEMENTS OF CASH FLOWS (In thousands)

Year Ended December 31,                                 1998        1997        1996
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
 Net Income                                          $  25,142   $  81,387   $  65,285
 Adjustments to reconcile net income to net cash
   provided by operations:
   Depreciation and amortization                        88,500      88,558      88,951
   Write-down of real estate assets                     20,216          --          --
   Reversal of plantation closure reserve                   --        (990)     (4,624)
   Equity in loss of affiliate                             276          --          --
   Loss on partial sale of subsidiary                   19,756          --          --
   Gain on disposal of assets                          (10,259)       (872)     (1,686)
   Accounting change for insurance-related
     assessments                                         5,801          --          --
 Changes in assets and liabilities:
   Accounts and notes receivable                         7,859      (5,532)     (5,225)
   Inventories                                           4,605      24,276     (16,616)
   Pension assets or obligations                       (10,663)     (4,843)     (9,694)
   Prepaid expenses and other assets                    (9,213)      1,973         103
   Accounts and income taxes payable                     5,345        (672)      7,062
   Deferred income taxes payable                        (8,248)     13,168      10,420
   Other liabilities                                    (1,873)     (8,948)     15,825
 Capital expenditures for real estate
   developments held for sale                           (1,972)     (5,636)    (16,799)
--------------------------------------------------------------------------------------
     Net cash provided by operations                   135,272     181,869     133,002
--------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures for property                     (98,510)    (45,598)   (185,142)
 Capital expenditures for real estate developments
   held for investment                                 (13,227)     (2,898)     (2,579)
 Receipts from disposal of income producing
    property, investments and other assets               4,818         728      10,897
 Proceeds from recapitalization of subsidiary           83,841          --          --
 Proceeds from partial sale of subsidiary               14,940          --          --
 Deposits into Capital Construction Fund               (10,000)    (11,656)    (11,481)
 Withdrawals from Capital Construction Fund             14,377      50,000     145,500
 Reduction (increase) in investments - net              (7,745)       (822)      1,184
--------------------------------------------------------------------------------------
     Net cash used in investing activities             (11,506)    (10,246)    (41,621)
--------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt               30,000      34,500      43,000
 Payments of long-term debt                            (68,985)   (109,082)    (81,888)
 Proceeds (payments) from short-term
   borrowings - net                                     40,000     (45,000)    (21,000)
 Repurchases of capital stock                          (20,838)    (16,585)     (1,250)
 Proceeds from issuance of capital stock                 1,575       2,132       1,291
 Dividends paid                                        (40,323)    (39,789)    (39,860)
--------------------------------------------------------------------------------------
     Net cash used in financing activities             (58,571)   (173,824)    (99,707)
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
 Net increase (decrease) for the year                   65,195      (2,201)     (8,326)
 Balance, beginning of year                             21,623      23,824      32,150
--------------------------------------------------------------------------------------
 Balance, end of year                                $  86,818   $  21,623   $  23,824
======================================================================================
OTHER CASH FLOW INFORMATION:
 Interest paid, net of amounts capitalized           $  26,890   $  30,956   $  36,472
 Income taxes paid, net of refunds                      34,672      29,775      26,360
NON-CASH ACTIVITIES:
  -- Tax-deferred property sales                        67,258      17,388      12,325
  -- Tax-deferred property purchases                    85,896      22,170       3,134
  -- Securities retained in connection with
     partial sale of subsidiary                         34,960          --          --

See notes to financial statements.



BALANCE SHEETS
(In thousands, except per-share amounts)

December 31,                                                1998          1997
--------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                              $   86,818    $   21,623
  Accounts and notes receivable:
     Trade, less allowances of $6,272 and $18,005           114,885       152,098
     Other                                                   14,923        24,067
  Inventories:
     Sugar and coffee                                         6,336        38,888
     Materials and supplies                                  13,436        30,321
  Real estate held for sale                                   8,535        12,563
  Deferred income taxes                                       9,524         9,404
  Prepaid expenses and other assets                           9,407         9,977
  Accrued deposits to Capital Construction Fund              (9,070)      (10,000)
---------------------------------------------------------------------------------
       Total current assets                                 254,794       288,941
---------------------------------------------------------------------------------

INVESTMENTS                                                 159,068       102,813
---------------------------------------------------------------------------------

REAL ESTATE DEVELOPMENTS                                     57,690        68,056
---------------------------------------------------------------------------------

PROPERTY:
  Land                                                       77,272        66,161
  Buildings                                                 213,713       218,116
  Vessels                                                   757,730       815,805
  Machinery and equipment                                   565,577       697,095
  Water, power and sewer systems                             80,601        83,334
  Other property improvements                                92,531        94,512
---------------------------------------------------------------------------------
       Total                                              1,787,424     1,975,023
  Less accumulated depreciation and amortization            837,704       938,508
---------------------------------------------------------------------------------
       Property - net                                       949,720     1,036,515
---------------------------------------------------------------------------------

CAPITAL CONSTRUCTION FUND                                   143,303       148,610
---------------------------------------------------------------------------------

PENSION ASSETS                                               24,212         1,192
---------------------------------------------------------------------------------

OTHER ASSETS - NET                                           16,853        58,671
---------------------------------------------------------------------------------


       Total                                             $1,605,640    $1,704,798
=================================================================================




See notes to financial statements.



                                                            1998          1997
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt                      $   45,533    $   24,453
  Current portion of capital lease obligations                   --        10,032
  Short-term commercial paper borrowings                     42,000        17,000
  Accounts payable                                           37,781        46,835
  Payrolls and vacation pay                                  14,935        20,561
  Uninsured claims                                           13,398        15,265
  Post-retirement benefit obligations - current portion       3,115         5,164
  Taxes other than income                                     4,096         4,551
  Accrued and other liabilities                              26,823        30,274
---------------------------------------------------------------------------------
       Total current liabilities                            187,681       174,135
---------------------------------------------------------------------------------

LONG-TERM LIABILITIES:
 Long-term debt                                             255,766       290,885
 Capital lease obligations                                       --         2,000
  Post-retirement benefit obligations                        61,929       112,125
  Uninsured claims                                           18,180         9,249
  Other                                                      34,413        37,062
---------------------------------------------------------------------------------
       Total long-term liabilities                          370,288       451,321
---------------------------------------------------------------------------------

DEFERRED INCOME TAXES                                       353,029       359,754
---------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Capital stock - common stock without par value;
     authorized, 150,000 shares ($.75 stated value
     per share); outstanding, 44,028 shares in 1998
     and 44,881 shares in 1997                               36,098        36,769
  Additional capital                                         51,946        49,437
  Unrealized holding gains on securities                     63,329        55,144
  Retained earnings                                         555,820       591,135
  Cost of treasury stock                                    (12,551)      (12,897)
---------------------------------------------------------------------------------
       Total shareholders' equity                           694,642       719,588
---------------------------------------------------------------------------------


       Total                                             $1,605,640    $1,704,798
=================================================================================



STATEMENTS OF SHAREHOLDERS' EQUITY (In thousands, except per-share amounts)

Three Years Ended December 31, 1998
---------------------------------------------------------------------------------------------------------------
                                                 Capital Stock
                                   -----------------------------------------
                                          Issued              In Treasury
                                   ---------------------   -----------------
                                                                                          Unrealized
                                                                              Additional   Holding     Retained
                                   Shares   Stated Value   Shares     Cost      Capital     Gains      Earnings
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995         49,510     $37,133       4,230   $(13,817)   $40,138     $39,830    $546,394

CHANGES IN 1996:
   Shares repurchased and retired     (50)        (38)                                                   (1,213)
   Stock options exercised            125          94                             2,690
   Acquired in payment of options     (59)        (44)                                                   (1,637)
   Issued -- incentive plans            7           5         (36)       444        549
   Unrealized holding gains on
      securities                                                                              8,375
   Net income                                                                                            65,285
   Cash dividends -- $.88 per share                                                                     (39,860)
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996         49,533      37,150       4,194    (13,373)    43,377      48,205     568,969

CHANGES IN 1997:
   Shares repurchased and retired    (624)       (468)                                                  (16,117)
   Stock options exercised            234         175                             5,098
   Acquired in payment of options    (123)        (92)                                                   (3,315)
   Issued -- incentive plans            6           4         (49)       476        962
   Unrealized holding gains on
      securities                                                                              6,939
   Net income                                                                                            81,387
   Cash dividends -- $.88 per share                                                                     (39,789)
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997         49,026      36,769       4,145    (12,897)    49,437      55,144     591,135

CHANGES IN 1998:
   Shares repurchased and retired    (969)       (727)                                                  (20,111)
   Stock options exercised             68          51                             1,558
   Acquired in payment of options      (1)         (1)                                                      (23)
   Issued -- incentive plans            8           6         (41)       346        951
   Unrealized holding gains on
      securities                                                                              8,185
   Net income                                                                                            25,142
   Cash dividends -- $.90 per share                                                                     (40,323)
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998         48,132     $36,098       4,104   $(12,551)   $51,946     $63,329    $555,820
===============================================================================================================


See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all wholly-owned subsidiaries, after elimination of significant intercompany amounts. Investments in 20 to 50 percent owned companies are accounted for using the equity method.

COMPREHENSIVE INCOME: Comprehensive Income includes changes from either recognized transactions or other economic events, excluding capital stock transactions, which impact Shareholders' Equity. For the Company, the only difference between Net Income and Comprehensive Income is the unrealized holding gains on securities available for sale. Comprehensive Income is not used in the calculation of Earnings per Share.

BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The impact on earnings per share of the Company's stock options is immaterial; consequently, Diluted Earnings per Share is the same amount as Basic Earnings per Share.

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

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the Balance Sheets. When construction is complete, the costs are reclassified either as Real Estate Held for Sale or Property, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as operating or investing activities, based upon the Company's intention either to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue is recorded when refined sugar products and coffee are sold to third parties.

Costs of growing sugar cane are charged to the cost of production in the year incurred and to cost of sales as refined products are sold. The cost of raw cane sugar purchased from third parties is recorded as inventory at the purchase price.

Costs of developing coffee orchards are capitalized during the development period and depreciated over the estimated productive lives. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

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

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized. Interest expense is shown net of capitalized interest on the Statements of Income, because the amounts are not significant.

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

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA), the Maritime Service Committee or the Hawaii Stevedore Committee, which negotiate multi-employer pension plans covering certain seagoing and shoreside bargaining unit personnel. The subsidiaries negotiate multi-employer pension plans covering other bargaining unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, noncontributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments, are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flows. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contract hedges are recorded in inventory and subsequently charged to cost of sales when the related inventory is sold. These amounts are not significant.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be estimated reasonably.

YEAR-2000 COSTS: Computer and related costs necessary to prepare for the Year-2000 date change are treated as an operating expense in the year incurred unless a computer system is being replaced for operating reasons as well as for Year-2000 compliance, in which case the costs are capitalized. The annual amounts charged to expense were not significant. (See Management's Discussion and Analysis, unaudited, for additional information.)

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

RECLASSIFICATIONS: Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.

2.   INVESTMENTS AND PARTIAL SALE OF SUBSIDIARY

At December 31, 1998 and 1997, investments consisted principally of marketable equity securities, equity in affiliated companies, limited partnership interests and purchase-money mortgages, as follows (in thousands):

                                               1998            1997
-----------------------------------------------------------------------
Marketable equity securities                 $ 110,119        $  96,597
Equity in affiliated companies                  42,568               --
Limited partnership interests,
  purchase-money mortgages and other             6,381            6,216
-----------------------------------------------------------------------
Total Investments                            $ 159,068        $ 102,813
=======================================================================

MARKETABLE EQUITY SECURITIES: The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity.

The components of the net unrealized holding gains at December 31, 1998 and 1997 were as follows (in thousands):

                                                1998            1997
-----------------------------------------------------------------------
Market value                                 $ 110,119        $  96,597
Less historical cost                             9,851            9,851
-----------------------------------------------------------------------
Unrealized holding gains                       100,268           86,746
Less deferred income taxes                      36,939           31,602
-----------------------------------------------------------------------
Net unrealized holding gains                 $  63,329        $  55,144
=======================================================================

EQUITY IN AFFILIATED COMPANIES: On December 24, 1998, the Company recognized a loss of $19,756,000 for the partial sale of its sugar refining and marketing unit, California and Hawaiian Sugar Company, Inc. (C&H) and the sale of a majority of its equity in that company. The Company received approximately $45,000,000 in cash, after the repayment of certain C&H indebtedness, $25,000,000 in senior preferred stock, $9,600,000 in junior preferred stock, and retained an approximately 36 percent common stock interest in the recapitalized C&H. The Company holds all of C&H's senior preferred stock and 40 percent of C&H's junior preferred stock. The carrying amounts of these investments approximated their fair values at December 31, 1998. C&H is included in the consolidated results of the Company up to the date of the sale. Effective December 24, 1998, the Company began accounting for its investment in C&H under the equity method. The equity in earnings of C&H for the last seven days of 1998 was not significant. Condensed balance sheet information for C&H as of December 31, 1998 was as follows (in thousands):

                                           1998
--------------------------------------------------

Assets:
   Current                               $  77,109
   Property and other                      139,191
--------------------------------------------------
Total                                    $ 216,300
==================================================

Liabilities
   Current                               $  36,092
   Long-term debt and other                123,845
   Shareholders' equity, including
   preferred stock                          56,363
--------------------------------------------------
Total                                    $ 216,300
==================================================

In September 1998, the Company invested approximately $7,284,000 in a joint venture which carries cargo between Florida and Puerto Rico, in which the Company has a 27.5-percent interest. The Company charters two of its ships to that venture.

LIMITED PARTNERSHIP INTERESTS AND PURCHASE-MONEY MORTGAGES: The investments in limited partnership interests and purchase-money mortgages are recorded at cost, which approximated market values at December 31, 1998 and 1997. The purchase-money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests is assessed annually.

See Note 5 for a discussion of market values of investments in the Capital Construction Fund.

3.   CHANGE IN ACCOUNTING METHOD FOR INSURANCE- RELATED ASSESSMENTS

The Company self-insures a portion of its federal workers' compensation liability. As such, the Company utilizes the U.S. Department of Labor (DOL) second injury fund, as authorized by Section 8(f) of the U.S. Longshore and
Harborworkers' Act.   Under this Act, the DOL annually assesses self-insurers
for their share of the related cost. Through 1997 these assessments were recorded as expense in the year the amounts were assessed and paid. Effective January 1, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement requires that the Company record as a liability, the expected cost of future assessments relating to existing compensation claims made prior to the end of the current fiscal year. In adopting this statement, the Company recorded a one-time, non-cash charge to earnings of $9,282,000 ($5,801,000 net of income tax, $0.13 per share), representing the cumulative effect of the accounting change as of the beginning of the year. The discount rate used in estimating the liability was 5.43%. On an undiscounted basis, the liability was approximately $13,869,000 as of December 31, 1998. The effect of the change on operating costs was not significant for the current or prior years.

4.   WRITE-DOWN OF REAL ESTATE ASSETS

During 1998, the Company changed the strategic direction of its 1,045 acre Kukui'Ula real estate development, from a single master-planned residential community to a series of individual subdivisions with fewer units, as a result of continued weaknesses in the State's and Kauai's economy and real estate markets. As a result, the Company determined that its investment in a waste water treatment plant (WWTP) could not be recovered through the WWTP's future cash flows; accordingly, the costs of the WWTP were reduced by $15,900,000 to the plant's fair value, which was based on the present value of estimated future cash flows. Under the original higher-density Kukui'Ula development plan, the cost of the WWTP would have been recoverable from its future cash flows. The changes in the development plan also resulted in the write-off of $4,316,000 for design and study costs which were determined to have no future economic benefit. The remaining carrying cost of the Kukui'Ula project is approximately $29,650,000 and, based on current development plans, the Company has determined that this amount is recoverable from the project's future cash flows.

5.   CAPITAL CONSTRUCTION FUND

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

Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of year-end, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 1998 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.


TABLE 1 (In thousands)
-------------------------------------------------------------------    ----------------------------------
                                               1998                                 1997
---------------------------------------------------------------------------------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value        Gain          Cost      Value        Loss
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 52,606    $ 53,108     $    502    $ 69,451    $ 68,738     $  (713)
Cash and cash equivalents           81,627      81,627           --      69,159      69,159        -
Accrued deposits                     9,070       9,070           --      10,000      10,000        -
---------------------------------------------------------------------------------------------------------
Total                             $143,303    $143,805     $     502   $148,610    $147,897     $  (713)
=========================================================================================================


Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the Balance Sheets either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1998 and 1997, the balances on deposit in the CCF are summarized in Table 1.

Fair value of the mortgage-backed securities was determined by an outside investment management company based on experience trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter. The Company earned $4,514,000 in 1998, $5,897,000 in 1997 and $6,838,000 in 1996 on its investments in mortgage-
backed securities. The fair values of other CCF investments are based on quoted market prices. These other investments mature in 1999. There were no sales of securities classified as "held-to-maturity" during 1998 or 1997.

6.   EMPLOYEE BENEFIT PLANS

The Company has funded single-employer defined benefit pension plans which cover substantially all non-bargaining unit employees.

In addition, the Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

The status of the funded defined benefit pension plans and the unfunded accumulated post-retirement benefit plans at December 31, 1998, 1997 and 1996 is shown in Table 2 (page 36).

The net periodic benefit cost for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 1998, 1997 and 1996 is summarized in Table 3 (page 36).

As described in Note 2, the Company sold a majority of its interest in C&H during 1998. The impact of this transaction on the benefit obligation and the plan assets is noted in Table 2. At the time of the transaction, C&H had recorded in its financial statements net obligations of $12,300,000 and $46,500,000 for its pension and post-retirement benefit plans, respectively.

The assumptions used to determine the components of the net periodic benefit cost were as follows:


                          Pension Benefits           Other Post-retirement Benefits
                      ---------------------------    ------------------------------
                      1998       1997       1996       1998       1997       1996
-----------------------------------------------------------------------------------
Discount rate         6.75%      7.25%      7.50%      6.75%      7.25%      7.50%
Expected return on
  plan assets         9.00%      9.00%      9.00%       -          -          -
Rate of compensation
  increase            4.25%      4.25%      4.50%      4.25%      4.25%      4.50%


For post-retirement benefit measurement purposes, a 10-percent annual rate of increase in the per capita cost of covered health care benefits was assumed through 2001. The rate was assumed to decrease to 5-percent for 2002 and remain at that level thereafter. For 1998 and 1997, gains and losses of the post-retirement benefit plans were amortized over five years. For 1996 and previous years, gains and losses for the post-retirement benefit plans were amortized using the minimum method allowed by Statement of Financial Accounting Standards (SFAS) No. 106, "Employer's Accounting for Post-retirement Benefits other than Pensions." This change did not significantly affect financial results.

If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 1998, 1997 and 1996, and the net periodic post-retirement benefit cost for 1998, 1997 and 1996, would have increased or decreased as follows (in thousands):

                                                Other Post-retirement Benefits
                                                     One Percentage Point
                                --------------------------------------------------------------
                                           Decrease                       Increase
                                -----------------------------    -----------------------------
                                  1998       1997       1996      1998        1997       1996
----------------------------------------------------------------------------------------------
Effect on total of service and
  interest cost components      $  (583)   $(1,016)   $(1,052)   $   689    $ 1,172    $ 1,208
Effect on post-retirement
  benefit obligation            $(4,387)   $(9,786)   $(9,833)   $ 5,157    $11,113    $11,105


The assets of the defined benefit pension plans consist principally of listed stocks and bonds. Gains and losses are amortized using the minimum method allowed by SFAS No. 87, "Employer's Accounting for Pensions." Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agree-ments, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $11,860,000 and $10,654,000 at December 31, 1998 and 1997, respectively. The annual expense associated with the non-qualified plans was not significant.

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,633,000 in 1998, $5,828,000 in 1997 and $5,552,000 in 1996. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of ERISA and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer who withdraws from, or significantly reduces its contribution obligation to, a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $809,000 as of December 31, 1998, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.


Table 2 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1998         1997         1996         1998         1997         1996
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                $ 354,883    $ 326,095    $ 285,579    $  91,112    $  93,596    $  91,052
Service cost                           7,182        6,692        6,326        1,154        1,310        1,351
Interest cost                         25,024       23,807       23,295        5,474        6,250        6,605
Plan participants' contributions          --           --           --        1,615        1,635        1,851
Actuarial (gain) loss                 20,682       16,567       30,512       (8,482)      (4,198)       3,425
Sale of subsidiary                  (158,758)          --           --      (29,615)          --           --
Acquisition                               --           --          303           --           --           --
Benefits paid                        (22,631)     (21,687)     (20,736)      (6,326)      (6,933)      (7,147)
Amendments                             3,191        2,997          417          366         (548)      (1,066)
Curtailments                              --           --           --           --           --       (2,475)
Special or contractual
  termination benefits                    --          412          399           --           --           --
-------------------------------------------------------------------------------------------------------------
Benefit obligation at
  end of year                        229,573      354,883      326,095       55,298       91,112       93,596
-------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                  443,249      380,909      348,208           --           --           --
Actual return on plan assets          72,646       84,027       47,980           --           --           --
Acquisition                               --           --          303           --           --           --
Sale of subsidiary                  (154,997)          --           --           --           --           --
Employer contribution                     --           --        5,154           --           --           --
Benefits paid                        (22,631)     (21,687)     (20,736)          --           --           --
-------------------------------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                     338,267      443,249      380,909           --           --           --
-------------------------------------------------------------------------------------------------------------

Plan assets less benefit
  obligation                         108,694       88,366       54,814      (55,298)     (91,112)     (93,596)
Unrecognized net actuarial gain      (88,373)     (91,012)     (59,119)     (10,104)     (22,353)     (24,518)
Unrecognized transition asset           (876)      (1,869)      (2,864)          --           --           --
Unrecognized prior
  service cost (benefit)               4,767        5,707        3,518          358       (3,824)      (3,643)
-------------------------------------------------------------------------------------------------------------
Accrued asset (obligation)         $  24,212    $   1,192    $  (3,651)   $ (65,044)   $(117,289)   $(121,757)
=============================================================================================================

_____________________________________________________________________________________________________________


Table 3 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1998         1997         1996         1998         1997         1996
-------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                       $   7,182    $   6,692    $   6,326    $   1,154    $   1,310    $   1,351
Interest cost                         25,024       23,807       23,295        5,474        6,250        6,605
Expected return on plan
  assets                             (38,862)     (33,309)     (30,557)          --           --           --
Recognition of net gain               (4,128)      (2,258)      (2,284)      (7,221)      (6,315)      (1,598)
Amortization of prior
  service cost                         1,105          808          550         (359)        (368)        (419)
Amortization of unrecognized
  transition asset                      (992)        (996)      (1,090)          --           --           --
Recognition of settlement gain            --           --           --           --           --       (2,475)
Recognition of curtailment gain           --           --       (1,178)          --           --           --
-------------------------------------------------------------------------------------------------------------
Net periodic benefit
  cost/(income)                    $ (10,671)   $  (5,256)   $  (4,938)   $    (952)   $     877    $   3,464
=============================================================================================================

Cost of termination benefits
  recognized                       $      --    $     412    $     399           --           --           --
=============================================================================================================


7.   LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1998 and 1997, long-term debt consisted of the following (in thousands):

                                                1998         1997
--------------------------------------------------------------------
Commercial paper, 1998 high 6%, low 5.05%    $ 141,766     $ 130,852
Bank variable rate loans, due after 1998,
  1998 high 6.2%, low 5.2%                      78,500        41,500
Term loans:
  7.18%, payable through 2007                   67,500        67,500
  8%, payable through 2000                      17,500        27,500
  7.43%, payable through 2007                   15,000        15,000
  7.65%, payable through 2001                   10,000        10,000
  9.05%, payable through 1999                    7,739        14,815
  9%, payable through 1999                       5,294        10,588
  9.8%, payable through 2004                        --        14,583
--------------------------------------------------------------------
Total                                          343,299       332,338
Less current portion                            45,533        24,453
Commercial paper classified as current          42,000        17,000
--------------------------------------------------------------------
Long-term debt                               $ 255,766     $ 290,885
====================================================================

COMMERCIAL PAPER: At December 31, 1998, there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel. At December 31, 1998, $99,766,000 of commercial paper notes was outstanding under this program. Maturities ranged from 7 to 25 days. The borrowings outstanding under this program are classified as long -term, because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program, which was used by C&H, before the partial sale of that business (see Note 2), to fund the purchases of raw sugar inventory and to provide working capital for sugar refining and marketing operations, was terminated on January 19, 1999 as a result of the partial sale of C&H. At December 31, 1998, $42,000,000 of commercial paper notes was outstanding under this program, all of which was classified as current. Maturities ranged from 6 to 19 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers were reimbursed by the growers. The commercial paper was supported by an $85,000,000 backup revolving credit facility with four commercial banks, which also was terminated in January 1999.

VARIABLE RATE LOANS: The Company has a revolving credit and term loan agreement with four commercial banks, whereby it may borrow up to $140,000,000, under revolving loans to November 30, 2000, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 12 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1998 and 1997, $50,000,000 and $25,000,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1999, but may be canceled by the bank or the Company at any time. At December 31, 1998 and 1997, $3,500,000 and $11,500,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to September 8, 2000. At December 31, 1998 and 1997, $10,000,000 and $5,000,000, respectively, were outstanding under this agreement.

The Company has a $50,000,000 one-year revolving credit agreement with a two-year term option. At December 31, 1998, $15,000,000 was outstanding. No amounts were outstanding under this agreement at December 31, 1997.

The Company has an uncommitted $15,000,000 revolving credit agreement with a commercial bank. The Agreement extends to November 28, 2000. At December 31, 1998 and 1997, there were no amounts outstanding under this agreement.

In 1998, the Company entered into a $25,000,000 one-year revolving credit agreement with a commercial bank which serves as a commercial paper liquidity back-up line. At December 31, 1998, no amounts were outstanding under this agreement.

LONG-TERM DEBT MATURITIES: At December 31, 1998, maturities and planned prepayments of all long-term debt during the next five years totaled $45,533,000 for 1999, $17,500,000 for 2000, $15,000,000 for 2001, $7,500,000
for 2002 and $7,500,000 for 2003.

8.   LEASES

THE COMPANY AS LESSEE: Principal operating leases include office and terminal facilities leased for periods which expire between 1999 and 2026. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $45,519,000, $45,560,000 and $45,559,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

There were no assets recorded under capital leases at December 31, 1998.
Assets recorded under capital lease obligations which were included in property at December 31, 1997 were as follows (in thousands):

                                                         1997
---------------------------------------------------------------
Vessel                                                $  55,253
Machinery and equipment                                  42,039
---------------------------------------------------------------
Total                                                    97,292
Less accumulated amortization                            95,866
---------------------------------------------------------------
Property under capital leases--net                    $   1,426
===============================================================

Future minimum payments under operating leases as of December 31, 1998 were as follows (in thousands):

                                                      Operating
                                                        Leases
---------------------------------------------------------------
1999                                                  $  25,025
2000                                                     14,595
2001                                                     11,799
2002                                                     11,952
2003                                                     11,919
Thereafter                                               79,386
---------------------------------------------------------------
Total minimum lease payments                          $ 154,676
===============================================================

The Company is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $8,800,000 and $8,257,000 at December 31, 1998 and 1997, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: The Company leases land, buildings, land improvements, and vessels under operating leases. Five vessels were leased under new agreements commencing in 1998. The historical cost of and accumulated depreciation on leased property at December 31, 1998 and 1997 were as follows (in thousands):

                                                         1998       1997
--------------------------------------------------------------------------
Leased property                                         $530,967  $267,569
Less accumulated amortization                            113,358    47,253
--------------------------------------------------------------------------
Property under operating leases--net                    $417,609  $220,316
==========================================================================

Total rental income under these operating leases for the three years ended December 31, 1998 was as follows (in thousands):

                                               1998      1997       1996
--------------------------------------------------------------------------
Minimum rentals                              $ 79,268   $ 35,535  $ 34,556
Contingent rentals (based on sales volume)      1,079      1,048     1,232
--------------------------------------------------------------------------
Total                                        $ 80,347   $ 36,583  $ 35,788
==========================================================================

Future minimum rental income on non-cancelable leases at December 31, 1998 was as follows (in thousands):

                                             Operating
                                                Leases
-------------------------------------------------------
1999                                         $  83,149
2000                                            79,513
2001                                            77,961
2002                                            75,349
2003                                            71,343
Thereafter                                     229,763
------------------------------------------------------
Total                                        $ 617,078
======================================================

9.   INCOME TAXES

The income tax expense for the three years ended December 31, 1998 consisted of the following (in thousands):

                                               1998      1997       1996
--------------------------------------------------------------------------
Current:
   Federal                                   $ 28,877   $30,181   $ 23,549
   State                                        3,723     2,476      4,779
--------------------------------------------------------------------------
Total                                          32,600    32,657     28,328
Deferred                                       (8,248)   13,168     10,420
--------------------------------------------------------------------------
Income tax expense                           $ 24,352   $45,825   $ 38,748
==========================================================================

Total income tax expense for the three years ended December 31, 1998 differs from amounts computed by applying the statutory Federal rate to pre-tax income for the following reasons (in thousands):


                                               1998       1997       1996
---------------------------------------------------------------------------
Computed income tax expense                  $ 19,353   $ 44,525   $ 36,412
State tax on income, less applicable
  Federal tax                                   1,824      3,732      2,605
Low-income housing credits                     (1,204)    (1,214)    (1,219)
Fair market value over cost of donations           --     (1,306)       (11)
Bases differences in net assets acquired        3,114         --         --
Other-net                                       1,265         88        961
---------------------------------------------------------------------------
Income tax expense                           $ 24,352   $ 45,825   $ 38,748
===========================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1998 and 1997 were as follows (in thousands):

                                                         1998       1997
--------------------------------------------------------------------------
Accelerated depreciation                                $144,537  $178,570
Capital Construction Fund                                102,741   104,408
Tax-deferred gains on real estate transactions            85,181    77,784
Unrealized holding gains on securities                    36,939    31,602
Post-retirement benefits                                 (27,027)  (48,014)
Insurance reserves                                       (10,771)   (6,907)
Other-net                                                 11,905    12,907
--------------------------------------------------------------------------
Total                                                   $343,505  $350,350
==========================================================================

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1995 and, with the exception of the valuation of three land donations, has settled all substantive issues raised during the audits. No settlement has had a material effect on the Company's financial position or results of operations. The IRS has commenced an audit of the Company's tax returns for 1996 and 1997. Management believes that the ultimate resolution of the outstanding audit issues and other matters which may result from the current audits will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

EMPLOYEE STOCK OPTION PLANS: During 1998, the Company had two stock option plans under which key employees were granted options to purchase shares of the Company's common stock.

Under the 1998 Plan, approved at the 1998 Annual Meeting of Shareholders, option prices may not be less than the fair market value of the Company's common stock on the dates of grant, and the options become exercisable over periods determined, at the dates of grant, by the committee that administers the plan. Payments for options exercised may be made in cash or in shares of the Company's stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of the Company's stock, the option holder may receive, under a reload feature, a new stock option grant for the number of shares equal to that surrendered, with an option price not less than the greater of the fair market value of the Company's stock on the date of exercise or one and one-half times the original option price. During 1998, options to purchase 100,000 shares were granted. At December 31, 1998, these were the only options outstanding under the 1998 Plan.

The 1989 Plan is substantially the same as the 1998 Plan, except that each option generally becomes exercisable in-full one year after the date granted. The 1989 Plan terminated in January 1999, but options granted through 1998 remain exercisable. During 1998, options to purchase 485,400 shares were granted, no reload options to purchase shares were granted, options to purchase 65,850 shares were exercised, and options to purchase 17,950 shares were canceled. At December 31, 1998, options to purchase 3,263,438 shares were outstanding under the 1989 Plan.

The 1998 and 1989 Plans also permit the issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plans. The number of incentive shares issued during 1998 or outstanding at the end of the year was not material.

A third plan, the 1983 Plan, terminated in 1993, but options to purchase shares previously granted under the 1983 Plan are still exercisable. At December 31, 1998, options to purchase 161,200 shares were outstanding under this plan. These options expire in January 1999.

DIRECTOR STOCK OPTION PLANS: The Company also has two Directors' stock option plans. Under the 1998 Directors' Plan, each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the fair market value of the shares on the date of grant. Each option to purchase shares becomes exercisable six months after the date granted. At December 31, 1998, no options to purchase shares had been granted under this plan.

The 1989 Directors' Plan is substantially the same as the 1998 Directors' Plan. This plan terminated in January 1999, but options granted through termination remain exercisable. During 1998, options to purchase 21,000 shares were granted and no options to purchase shares were exercised or canceled. At December 31, 1998, options to purchase 204,000 shares were outstanding under the 1989 Directors' Plan.

Changes in shares under all option plans, for the three years ended December 31, 1998, were as follows:
                                                           Price Range
                                               Shares       Per Share
-----------------------------------------------------------------------
1995  Outstanding, December 31               2,586,751   $17.375-37.875

1996: Granted                                 495,264     21.750-32.625
      Exercised                              (125,188)    17.375-24.750
      Canceled                                (15,800)    24.250-36.250
-----------------------------------------------------------------------
      Outstanding, December 31               2,941,027    17.375-37.875

1997: Granted                                 586,212     25.100-34.875
      Exercised                              (263,351)    17.375-24.750
      Canceled                                (57,850)    24.750-37.875
-----------------------------------------------------------------------
      Outstanding, December 31               3,206,038    21.750-37.875

1998: Granted                                 606,400     22.750-29.769
      Exercised                               (65,850)    21.750-27.000
      Canceled                                (17,950)    26.250-34.000
-----------------------------------------------------------------------
      OUTSTANDING, DECEMBER 31               3,728,638   $21.750-37.875
      EXERCISABLE, DECEMBER 31               3,143,238   $21.750-37.875
=======================================================================

ACCOUNTING METHOD FOR STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the stock option grants had been determined consistent with SFAS No. 123, "Accounting for Stock-based Compensation," the after-tax cost for grants made in 1998, 1997 and 1996 would have been approximately $2,015,000, $1,800,000 and $900,000, respectively. Earnings per share for 1998, 1997 and 1996 would have declined by $0.05, $0.04 and $0.02, respectively.

SHAREHOLDER RIGHTS PLAN: The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

SHARE REPURCHASES: During 1998, the Company purchased and retired 969,200 shares of its stock, at an average per-share price of $21.50. During 1997, the Company purchased and retired 624,050 shares, at an average per-share price of $26.58.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1998, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $60,294,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $14,100,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities. In addition, the Company guarantees a letter of credit of $10,432,000 for workers' compensation claims incurred by C&H employees, under a now-closed self insurance plan, prior to December 24, 1998 (see Note 2). The Company would only be called upon to honor this
guarantee in the event of C&H's insolvency.   The Company also has
approximately $3,600,000 of letters of credit outstanding for normal operating matters.

C&H, in which A&B has a 36 percent common stock interest, is party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative
(HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by two other Hawaii sugar growers. Under the terms of this contract, C&H is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. Prior to the partial sale of C&H, it made purchases of raw sugar totaling $141,018,000, $126,629,000 and $190,188,000 under the contract during 1998, 1997 and 1996, respectively.

A subsidiary has guaranteed obligations of up to $13 million of a joint venture shipping operation (see Note 2) in which it has a 27.5-percent interest.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.     INDUSTRY SEGMENTS

Industry segment information for 1998, 1997 and 1996, on page 19, is incorporated herein by reference.

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is made up of the president and lead executives of each of the Company's segments. The lead executive for each operating segment manages the profitability and cash flow of each respective segment's various product or service lines and businesses. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products or services and serves different markets.

The Company's reportable operating segments include Ocean Transportation, Property Development and Management and Food Products. The Ocean Trans-portation segment carries freight between various United States and Canadian West Coast, Hawaii and other Pacific ports, and provides terminal and cargo logistics services. The Property Development and Management segment develops, manages and sells residential, commercial and industrial properties. The Food Products segment grows and processes raw sugar and molasses; invests in a sugar refining and marketing business (see Note 2); grows, mills and markets coffee; and generates and sells electricity.

The accounting policies of the operating segments are the same as those described in the summary of significant policies. Reportable segments are measured based on operating profit, exclusive of non-operating or unusual transactions, interest expense, general corporate expenses and income taxes.



PARENT COMPANY, PRINCIPAL SUBSIDIARIES AND AFFILIATES1

Alexander & Baldwin, Inc.                         Honolulu, Hawaii

A&B-Hawaii, Inc. (Honolulu, Hawaii)
  Division:
    Hawaiian Commercial & Sugar Company           Puunene, Maui
  Subsidiaries:
    A&B Development Company (California)          San Francisco
    A&B Properties, Inc.                          Honolulu
	 East Maui Irrigation Compnay, Limited         Puunene, Maui
    McBryde Sugar Company, Limited                Eleele, Kauai
      Subsidiary:
        Kauai Coffee Company, Inc.                Eleele, Kauai
    Kahului Trucking & Storage, Inc.              Kahului, Maui
    Kauai Commercial Company, Incorporated        Puhi, Kauai

Matson Navigation Company, Inc. (San Francisco, California)
  Subsidiaries:
    Matson Intermodal System, Inc.                San Francisco
    Matson Services Company, Inc.                 San Francisco
    Matson Terminals, Inc.                        San Francisco
	 Matson Logistics Solution, Inc.               San Francisco

Hawaiian Sugar & Transportation Cooperative2      Puunene, Maui

C&H Sugar Company, Inc.3                          Crockett, California




_______________________________
1 Wholly owned unless otherwise indicated
2 A cooperative owned with other Hawaii sugar companies
3 An affiliated company, approximately 40% owned by A&B


Quarterly Results (Unaudited)

Segment results by quarter for 1998 and 1997 are listed below (in thousands, except per-share amounts):

                                                      1998                                        1997
                                   -----------------------------------------   -----------------------------------------
                                   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
------------------------------------------------------------------------------------------------------------------------
Revenue:
  Ocean Transportation             $181,618   $180,202   $182,124   $178,800   $177,423   $179,106   $174,977   $161,183
  Property Development
  & Management:
       Leasing                        9,946      9,576      9,198      9,235      9,103      9,320      9,609      9,116
       Sales                          7,563      6,246     60,792      7,781     13,245      4,080     14,480      4,111
  Food Products                     128,173    129,620    112,994     94,874    134,777    132,816    118,131    101,188
  Other                                 726        718        717        717        711        684        703        717
------------------------------------------------------------------------------------------------------------------------
          Total Revenue            $328,026   $326,362   $365,825   $291,407   $335,259   $326,006   $317,900   $276,315
========================================================================================================================

Operating Profit:
  Ocean Transportation             $ 15,941   $ 16,200   $ 16,787   $ 17,370   $ 19,088   $ 24,405   $ 22,779   $ 14,113
  Property Development
  & Management:
       Leasing                        5,360      5,786      5,589      5,899      5,787      6,105      6,433      6,234
       Sales                          1,394      1,633     13,994      4,642      7,345      1,257      3,080      1,580
  Food Products                       7,725      7,557      3,047      2,998      5,913     11,778      6,949      2,443
  Other                                 691        642        685        678        653        652        671        663
------------------------------------------------------------------------------------------------------------------------
          Total Operating Profit     31,111     31,818     40,102     31,587     38,786     44,197     39,912     25,033
Kukui'Ula Write-Down*               (20,216)        --         --         --         --         --         --         --
Loss on Partial Sale of C&H*        (19,756)        --         --         --         --         --         --         --
Benefit of Insurance Settlement          --         --         --         --         --         --         28     19,937
Interest Expense                     (6,197)    (6,229)    (6,293)    (6,080)    (6,421)    (6,770)    (7,803)    (7,942)
General Corporate Expenses           (4,085)    (3,539)    (3,459)    (3,469)    (2,925)    (2,865)    (2,891)    (3,064)
------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income
  Taxes and Accounting Change       (19,143)    22,050     30,350     22,038     29,440     34,562     29,246     33,964
Income Taxes                          3,562     (8,270)   (11,380)    (8,264)    (9,429)   (12,690)   (10,967)   (12,739)
Cumulative Effect of Change in
  Accounting Method**                    --         --         --     (5,801)        --         --         --         --
------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                  $(15,581)  $ 13,780   $ 18,970   $  7,973   $ 20,011   $ 21,872   $ 18,279   $ 21,225
========================================================================================================================

Basic and Diluted
  Earnings (Loss) Per Share        $  (0.35)  $   0.31   $   0.42   $   0.18   $   0.45   $   0.48   $   0.40   $   0.47
========================================================================================================================

* See Notes 2 and 4 for discussion of the partial sale of California and Hawaiian Sugar Company, Inc.
  and the write-down of real estate assets in 1998.
**See Note 3 regarding accounting change adopted in fourth quarter of 1998.
Certain amounts have been reclassified to conform with the current presentation.


BOARD OF DIRECTORS

Members of the Board of Directors, including one advisory director, beneficially own approximately 7 percent of A&B shares.

At the Annual Meeting of Shareholders on April 23, 1998, shareholders elected a total of nine directors, all of whom were nominated by the Board. Reelected were Michael J. Chun, John C. Couch, Leo E. Denlea, Jr., Walter A. Dods, Jr., Charles G. King, Carson R. McKissick, C. Bradley Mulholland, Maryanna G. Shaw and Charles M. Stockholm. Alexander C. Waterhouse continues to serve as an advisory director at the pleasure of the Board.

On June 25, 1998, Lynn M. Sedway, a recognized authority on urban and real estate economics, was appointed to the Board of Directors of A&B, ABHI and Matson.

R. J. Pfeiffer, Chairman of the Board from 1980 to 1995 and a director from 1978 to 1995, held the honorary position of Chairman Emeritus from 1995 until July 27, 1998.

MANAGEMENT, ORGANIZATION

On July 27, 1998, the Company announced that John C. Couch, Chairman of the Board, President and Chief Executive Officer since April 1995, was beginning an extended leave of absence to undergo medical treatment. At the request of the Board, R. J. Pfeiffer assumed Mr. Couch's duties.

On October 22, 1998, the Board named W. Allen Doane President and Chief Executive Officer of A&B, and appointed him to the Boards of both A&B and Matson. On December 10, 1998, Mr. Doane also was appointed Vice Chairman of Matson. Mr. Pfeiffer remains Chairman of the Boards of A&B, ABHI and Matson.

C. Bradley Mulholland, President and Chief Executive Officer of Matson, was named an Executive Vice President of A&B, effective August 27, 1998.

A number of organization changes were made, effective February 1, 1999. Stanley M. Kuriyama, a Vice President of ABHI, was named a Vice President of A&B and Executive Vice President of ABHI. Alyson J. Nakamura, Secretary of ABHI, was named Secretary of A&B. Norbert M. Buelsing, a Vice President of ABHI, was named a Senior Vice President of ABHI. Judith A. Williams, a Vice President of A&B and ABHI, was named a Vice President of Matson.

David G. Koncelik, President and Chief Executive Officer of C&H, resigned his title of Senior Vice President of ABHI in the course of the recapitalization of C&H, effective December 25, 1998.

CREDIT RATINGS

As discussed in Note 7 to the financial statements, Matson had outstanding commercial paper notes totaling $99.8 million at December 31, 1998. The Matson notes are rated A-1, P-1 and D-1 by Standard & Poor's, Moody's and Duff & Phelps, respectively. Standard & Poor's rates Matson's senior debt as A-.

STOCK INDEXES

The stock of A&B is included in the Dow Jones Transportation Index, the Dow Jones Composite Index, the Dow Jones Marine Transportation Index and the S&P MidCap 400 Index.

DIRECTORS AND OFFICERS

ALEXANDER & BALDWIN, INC.

DIRECTORS

MICHAEL J. CHUN (55)**
President, The Kamehameha Schools
(educational institution)

JOHN C. COUCH (59)
Former Chairman of the Board, President
and Chief Executive Officer,
Alexander & Baldwin, Inc.
Former Chairman of the Board
A&B-Hawaii, Inc.
Former Chairman of the Board,
Matson Navigation Company, Inc.

LEO E. DENLEA, JR. (67)**
Retired Chairman of the Board, President and Chief Executive Officer,
Farmers Group, Inc. (insurance)

W. ALLEN DOANE (51)
President and Chief Executive Officer,
Alexander & Baldwin, Inc.
President and Chief Executive Officer,
A&B-Hawaii, Inc.
Vice Chairman,
Matson Navigation Company, Inc.

WALTER A. DODS, JR. (57)*
Chairman of the Board and
Chief Executive Officer,
BancWest Corporation
Chairman of the Board and
Chief Executive Officer,
First Hawaiian Bank (banking)

CHARLES G. KING (53)**
President, King Auto Center
(automobile dealership)

CARSON R. MCKISSICK (66)*
Managing Director,
The Corporate Development Company
(financial advisory services)

C. BRADLEY MULHOLLAND (57)
Executive Vice President,
Alexander & Baldwin, Inc.
President and Chief Executive Officer,
Matson Navigation Company, Inc.

R. J. PFEIFFER (79)
Chairman of the Board,
Alexander & Baldwin, Inc.
Chairman of the Board,
A&B-Hawaii, Inc.
Chairman of the Board,
Matson Navigation Company, Inc.

LYNN M. SEDWAY (57)*
President and Chief Executive Officer,
Sedway Group
(real estate consulting)

MARYANNA G. SHAW (60)*
Private investor

CHARLES M. STOCKHOLM (66)**
Managing Director,
Trust Company of the West
(investment management services)
Advisory Director

ALEXANDER C. WATERHOUSE (87)
Vice Chairman,
Waterhouse Properties, Inc.
(private investments)

 * Audit Committee Members
** Compensation and Stock Option Committee Members


ALEXANDER & BALDWIN, INC.

OFFICERS

R. J. PFEIFFER (79)
Chairman of the Board

W. ALLEN DOANE (51)
President and Chief Executive Officer

C. BRADLEY MULHOLLAND (57)
Executive Vice President

GLENN R. ROGERS (55)
Executive Vice President, Chief
Financial Officer and Treasurer

MEREDITH J. CHING (42)
Vice President
(Government & Community Relations)

JOHN B. KELLEY (53)
Vice President (Investor Relations)

MILES B. KING (51)
Vice President and Chief Administrative
Officer

MICHAEL J. MARKS (60)
Vice President, General Counsel and
Secretary

ROBERT K. SASAKI (58)
Vice President (Properties)

JUDITH A. WILLIAMS (55)
Vice President
(Corporate Planning & Development)

THOMAS A. WELLMAN (40)
Controller

A&B-HAWAII, INC.

OFFICERS

R. J. PFEIFFER (79)
Chairman of the Board

W. ALLEN DOANE (51)
President and Chief Executive Officer

G. STEPHEN HOLADAY (54)
Senior Vice President
(Plantation General Manager, HC&S)

MILES B. KING (51)
Senior Vice President (Industrial Relations)

MICHAEL J. MARKS (60)
Senior Vice President and General Counsel

GLENN R. ROGERS (55)
Senior Vice President,
Chief Financial Officer and Treasurer

ROBERT K. SASAKI (58)
Senior Vice President (Properties)

NORBERT M. BUELSING (48)
Vice President (Property Management)

MEREDITH J. CHING (42)
Vice President
(Government & Community Relations)

JOHN F. GASHER (65)
Vice President
(Human Resources Development)

KEITH A. GOTO (55)
Vice President (Labor Relations)

JOHN B. KELLEY (53)
Vice President

STANLEY M. KURIYAMA (45)
Vice President
(Land Planning & Entitlements)

THOMAS A. WELLMAN (40)
Vice President and Controller

JUDITH A. WILLIAMS (55)
Vice President
(Corporate Planning & Development)

ALYSON J. NAKAMURA (33)
Secretary

MATSON NAVIGATION COMPANY, INC.

OFFICERS

R. J. PFEIFFER (79)
Chairman of the Board

W. ALLEN DOANE (51)
Vice Chairman of the Board

C. BRADLEY MULHOLLAND (57)
President and Chief Executive Officer

RAYMOND J. DONOHUE (62)
Senior Vice President and
Chief Financial Officer

MILES B. KING (51)
Senior Vice President (Human Resources)

GARY J. NORTH (54)
Senior Vice President (Operations)
(President and Chief Operating Officer,
Matson Terminals, Inc.)

KEVIN C. O'ROURKE (52)
Senior Vice President and General Counsel

PAUL E. STEVENS (46)
Senior Vice President (Marketing)

RICHARD S. BLISS (60)
Vice President
(Area Manager, Pacific Northwest)

ROBERT L. DAWDY (54)
Vice President (West Coast Operations)

BRANTON B. DREYFUS (45)
Vice President (Area Manager, Hawaii)

RONALD J. FOREST (43)
Vice President
(Area Manager, Southern California)

PHILIP M. GRILL (51)
Vice President (Government Relations)

DALE B. HENDLER (45)
Vice President
(Area Manager, Northern California)

MERLE A. K. KELAI (67)
Vice President (Community Relations and
Government Affairs)

MICHAEL J. MARKS (60)
Secretary

TIMOTHY H. REID (52)
Treasurer

JOSEPH A. PALAZZOLO (50)
Controller

All positions as of December 31, 1998
All ages as of March 31, 1999

INVESTOR INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held in the Plaza Meeting Room on the ground floor of Amfac Center, 745 Fort Street, Honolulu, Hawaii at 10 a.m. on Thursday, April 22, 1999.

INVESTOR INFORMATION

Shareholders having questions about A&B are encouraged to write to W. Allen Doane, President and Chief Executive Officer; or Michael J. Marks, Vice President, General Counsel and Secretary.

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

TRANSFER AGENT & REGISTRAR

CHASEMELLON SHAREHOLDER
SERVICES
San Francisco, California and Ridgefield Park, New Jersey

For questions regarding stock certificates, dividends, or other transfer-related matters, representatives of the Transfer Agent may be reached at 1-800-356-2017 between 9 a.m. and 7 p.m., Eastern Time. Correspondence may be sent to: P.O. Box 3315, So. Hackensack, NJ 07606.

AUDITORS

DELOITTE & TOUCHE LLP
Honolulu, Hawaii

COMMON STOCK

A&B common shares trade under the symbol ALEX on the NASDAQ Stock MarketSM.
A summary of daily stock transactions is listed in the NASDAQ National Market Issues section of major newspapers. Trading volume averaged 109,380 shares a day in 1998, compared with 68,734 shares a day in 1997 and 67,425 in 1996. Currently, 16 firms make a market in ALEX.

High and low sales prices per share, by quarter, for 1998 and 1997 were:

Quarter               1998                   1997
----------------------------------------------------------
First             $ 30-3/4 - 25          $ 29-3/8 - 24-1/2
Second              31-1/8 - 25-7/8        27-3/4 - 24-3/8
Third               29-7/8 - 19-3/4        28-1/8 - 25-3/8
Fourth              23-1/4 - 18-13/16      28-1/4 - 26

DIVIDENDS

The Company has paid cash dividends in every quarter since 1903. The most recent increase in the quarterly dividend rate was effective in the first quarter of 1998, from 22 cents a share to 22.5 cents. In 1998, total dividend payments to shareholders were $40.3 million.

The following dividend schedule for 1999 has been set, subject to final approval by the A&B Board of Directors:

Quarterly       Declaration         Record          Payment
Dividend           Date              Date            Date
-----------------------------------------------------------
First            Jan. 28            Feb. 12         March 4
Second           April 22           May 6           June 3
Third            June 24            Aug. 5          Sept. 2
Fourth           Oct. 28            Nov. 10         Dec. 2


ALEXANDER & BALDWIN, INC.
822 BISHOP STREET HONOLULU, HI 96813-3924
P. O. BOX 3440 HONOLULU, HI 96801-3440
TELEPHONE:  808-525-6611 FAX: 808-525-6652
WEBSITE: www.alexanderbaldwin.com