Form 10-K, Exhibit 13
period 1999-12-31
ALEXANDER & BALDWIN INC
filed 2000-03-27
CIK 3453

ALEXANDER & BALDWIN, INC. 1999 ANNUAL REPORT

TABLE OF CONTENTS

CORPORATE PROFILE                  1
LETTER TO SHAREHOLDERS             4
REVIEW OF OPERATIONS              10
FINANCIAL REPORT                  21
INDUSTRY SEGMENT INFORMATION      23
QUARTERLY RESULTS                 48
GENERAL INFORMATION               49
DIRECTORS AND OFFICERS            50

Alexander & Baldwin, Inc. is a diversified corporation with most of its operations centered in Hawaii. Its principal businesses are: PROPERTY DEVELOPMENT & MANAGEMENT - Developing real property, primarily in Hawaii . Selling residential and commercial property . Managing a portfolio of commercial/industrial properties OCEAN TRANSPORTATION - Carrying freight, primarily between Pacific Coast ports, Hawaii ports and Guam . Conducting related shoreside operations . Arranging domestic intermodal transportation FOOD PRODUCTS - Growing sugar cane and producing raw sugar . Growing, marketing and distributing coffee.

A&B was founded in 1870 and incorporated in 1900. Alexander & Baldwin's corporate headquarters are located in Honolulu, Hawaii. Its common stock is traded on the NASDAQ Stock MarketSM under the symbol ALEX.

[Photo Caption: A successful real estate investment in Hawaii, Ocean View Center is one of two prime downtown Honolulu Office buildings purchased by A&B during 1999.]


FINANCIAL HIGHLIGHTS

                                  1999                1998           CHANGE

REVENUE                      $   959,272,000     $ 1,311,620,000       -27%
---------------------------------------------------------------------------

"CORE" EARNINGS*             $    72,150,000     $    59,735,000        21%

  PER SHARE                  $          1.67     $          1.33        26%

NET INCOME                   $    62,579,000     $    25,142,000       149%

  PER SHARE                  $          1.45     $          0.56       159%
---------------------------------------------------------------------------

CASH DIVIDENDS               $    38,899,000     $    40,323,000        -4%

  PER SHARE                  $          0.90     $          0.90         --
---------------------------------------------------------------------------

AVERAGE SHARES
  OUTSTANDING                     43,206,000          44,760,000        -3%
---------------------------------------------------------------------------

TOTAL ASSETS                 $ 1,561,460,000     $ 1,605,640,000        -3%
---------------------------------------------------------------------------

SHAREHOLDERS'
  EQUITY                     $   670,963,000     $   694,642,000        -3%

  PER SHARE                  $         15.78     $         15.78         --
---------------------------------------------------------------------------

RETURN ON BEGINNING
  SHAREHOLDERS' EQUITY                  9.0%                3.5%         --
---------------------------------------------------------------------------

DEBT/DEBT + EQUITY                      0.31                0.33         --
---------------------------------------------------------------------------

EMPLOYEES                              2,050               2,331       -12%
---------------------------------------------------------------------------

* "Core" Earnings exclude all one-time charges.


                    OPERATING PROFIT BY SEGMENT
                          (In Thousands)

   94         95          96          97          98          99

$141,729   $100,125    $150,883    $147,928    $134,618    $142,931

[Photo Caption:  For Matson, Honolulu's Sand Island terminal is the hub.
With nearly 400,000 annual handlings, it is the key transfer point between Matson's vessels and its customers, and between Matson's long-haul vessels and its Neighbor Island barges.]

[Q1: "The past few years have been tough ones for investors holding "value" stocks. What is A&B doing to get its stock price up?"]

[A1: "Core earnings per share increased 26 percent. Opportunistic investments in Hawaii real estate increased significantly. A more aggressive share repurchase program was initiated."]

[Photo Caption: Charles M. Stockholm, Chairman of the Board (left) and W. Allen Doane, President and Chief Executive Officer (right)]

1998 Annual Report "...The first and foremost priority is to increase Matson's profit."

FELLOW SHAREHOLDERS

1999 PERFORMANCE - 1999 was a year of considerable progress. Before one-time items, earnings per share increased 26 percent. This performance exceeded our targets for the year and was accomplished with little appreciable improvement in Hawaii's economy. Matson, our shipping business, led the way, increasing its operating profit also by 26 percent over the prior year. The real estate business had another solid year in 1999, slightly improving its profit over strong performance in 1998. Food products results were lower, as expected, with the divestiture at year-end 1998 of the Company's majority interest in C&H, a sugarcane refiner.

1999 was not without challenges. Matson's fuel prices doubled from the beginning of the year to the end, while dramatic declines in longshore labor productivity, first on the West Coast and then in Hawaii, accompanied contract negotiations. These declines disrupted vessel schedules and greatly inconvenienced many loyal customers. As 1999 ended, labor negotiations with the longshore unions were completed, resulting in three-year contracts. The Company's small coffee business continued to lose money and a decision was made in the year to write off most of the business' assets. Sugar prices plummeted as 1999 ended, reaching lows not seen in more than twenty years.

OF NOTE - Other noteworthy items in 1999 included:
- $86 million in new real estate investment commitments, more than two-thirds in Hawaii,
- The formation of a joint venture with Stevedoring Services of America (SSA), the largest stevedoring management company in the U.S. The contribution of Matson's West Coast terminal business to this venture will result in improved economies of scale, and
- HC&S' highest production of sugar cane in the decade.

FINANCIAL POSITION - A&B's financial position remains strong, with a debt-to-capital ratio of 31 percent and consistently positive free cash flow. The Company has the wherewithal to maintain and grow its current businesses, to invest in attractive opportunities, and to sustain healthy dividends and its active share repurchase program.

SHAREHOLDER DISTRIBUTIONS - In 1999, A&B returned to shareholders nearly $74 million, roughly half as dividends and half in share repurchases. In all, A&B bought nearly 1.6 million shares during 1999, 3.6 percent of the stock outstanding. The Board also raised the share repurchase authorization twice, most recently in December. The outstanding authorization now stands at 2.4 million shares.

[Q2: "What are the opportunities you see at the present time in Hawaii's real estate market?"]

[A2: "Hawaii's real estate market is near a low point in its cycle. A&B will capitalize on this through acquisitions or through development of Company land holdings. The upside potential is sizable."]

1998 Annual Report "The key will be finding investment opportunities, especially in real estate, that provide...returns above A&B's cost of capital."

BUSINESS DIRECTION

OCEAN TRANSPORTATION - Matson has a strong market position in Hawaii because of its long history of excellent service. Matson carries more than two-thirds of Hawaii's freight and its shipping network remains almost irreplaceable. But, it is in a mature and competitive business where cost control is an unrelenting priority. Major restructuring actions, such as reducing (in 1998) the number of ships serving Hawaii and combining West Coast stevedoring operations with SSA (in 1999) take significant amounts of cost out of the system. Other actions are under evaluation.

Matson continues to build upon its strong domestic U. S. operations by participating in related expansions of shipping and intermodal services.

REAL ESTATE - The Company's real estate business has been a reliable and growing source of income, despite Hawaii's economic problems during the past nine years. The good news is that Hawaii continues to be a sound real estate investment for those who are able to make opportunistic property purchases. In addition, the Company owns over 90,000 acres in Hawaii, principally on Maui, Hawaii's most attractive sub-economy. Approximately 3,000 acres are fully entitled or proceeding through the entitlement process. With its historical landholdings recorded at a cost of $150 per acre on the balance sheet, future value-creation opportunities are evident.

Through either acquisitions or development of Company owned lands, A&B is committed to grow its real estate business. There also may be an opportunity at some point for a sizable acquisition to materially increase the profitability and scale of the business.

FOOD PRODUCTS - Representing just 12 percent of the Company's assets, the food products segment comprises A&B's sugar and coffee-growing businesses, as well as a 36-percent ownership interest in C&H. Here, the challenges are substantial.

HC&S has been able to increase its sugarcane yields and to lower its unit production costs successfully in the last two years. However, an unexpected and unprecedented drop in U.S. sugar prices began in the third quarter of 1999. Current sugar prices are almost 20-percent lower than a year ago. The U.S. farm program mechanism to regulate pricing has failed totally, as excess sugar supplies have depressed sugar prices. No solution is readily apparent. In the meantime, the Company is actively assessing various operating alternatives.

[Photo Caption: A&B's sugar operations virtually "carpet" the central plain of Maui. In 1999, the harvest was the highest in the decade and unit costs were lower.]

[Q3: "Assuming that moderate economic growth is in the future for Hawaii, where do you see A&B in ten years?"]

[A3: "A&B always will be recognized as financially strong, but it will have better balance in earnings contributions than we have today from transporta-tion and real estate. Matson will be the preeminent U.S. domestic intermodal carrier and A&B Properties the most successful real estate company in Hawaii."]

[Photo Caption: On the leeward coast of Kauai, A&B's Kukui'Ula development is under way. In 1999, important land use approvals were granted and its first residential lot sales closed.]

1998 Annual Report "...management recognizes that improvement in performance must be demonstrated in the short term. 1999 will be a start."

HAWAII - An encouraging development has been the gradual strengthening of the Hawaii economy during the second half of 1999 and into the first few months of 2000. A sustained improvement in the local economy will benefit both the shipping and real estate businesses, which have suffered from Hawaii's lengthy economic malaise.

2000 OUTLOOK - Other than the previously described problems in food products, the Company expects to show improved results in the two core businesses - shipping and real estate. It is worth repeating from last year's letter to shareholders - we are committed to taking the necessary operating and strategic actions to realize the Company's potential. We will continue to keep you informed of our progress.

To complete our report to you, our shareholders, we should note that R. J. Pfeiffer, who returned to A&B's service in July 1998 due to the medical leave of absence of John C. Couch, again became Chairman Emeritus after distinguished service to A&B as Chairman, President and Chief Executive Officer from July to October 1998 and as Chairman from October 1998 to August 1999. His contri-butions to the Company were immeasurable.

John C. Couch, the former A&B Chairman, President and Chief Executive Officer retired in September 1999. His dedicated service to the Company for over 20 years is most appreciated. He is in good health and fully recovered from major surgery. Our best wishes go to him for the years ahead.

We take great satisfaction in the dedication and energy of our employees. Their commitment makes us confident that the Company's goals will be achieved. To our directors, we express appreciation for your individual and collective wisdom in guiding Alexander & Baldwin.

We thank you, our shareholders, for your support.

/s/ Charles M. Stockholm           /s/ W. Allen Doane
Chairman of the Board              President and Chief Executive Officer

February 18, 2000

[Photo Caption: A&B President and CEO, Allen Doane (right) and Mayor James Apana of Maui (center) share a relaxed moment with a volunteer at the annual A&B Community Fair.]

1998 Annual Report "The challenge here (talking about real estate) is to take a strong business and brow it more aggressively."

REAL ESTATE

At year-end 1999, the Company owned a total of about 91,000 acres. Of these, 1,420 acres were fully zoned for urban use. At least one step in the value-adding entitlement process has been completed for an additional 1,800 acres, and about 8,700 acres have long-term urban-use potential. Most of the remaining acreage will be in agricultural or conservation use for the foreseeable future.

The Company creates value through an integrated program of entitlement, development and asset management. It realizes value through sales and invests for growth, with a priority on investments in Hawaii real estate.

ENTITLEMENTS - A&B strives to put its land to the highest and best use that is consistent with community needs. In October 1999, the Kauai County Council granted final land use approvals for the 77-acre resort component of A&B's Kukui'Ula development. In addition to 220 acres already zoned for golf course development, the uses approved on this new acreage include 200 hotel units, 700 timeshare units and resort commercial activity on four acres.

On Maui, the update of the Wailuku-Kahului Community Plan continued. County Council hearings covered future phases of A&B's Maui Business Park, as well as a proposed 400-lot single-family residential development in Spreckelsville. The latter project had received State Land Use "Urban" designation in July 1999.

In November 1999, the Maui County Planning Commission recommended approval of a 200-lot single-family residential subdivision on 67 acres at Haliimaile, Maui. Final Council action is anticipated in mid-2000.

DEVELOPMENT - Construction of 23 lots in the first phase of Mill Town Center, a 40-acre, industrial property on Oahu, was completed in May 1999. Seven lots were sold in 1999, at an average price of $24 per square foot. Based on the project's strong reception, an application was submitted to the County for subdivision of Mill Town's 23-acre second phase into 41 lots. Construction is expected to start by mid-2000.

On Kauai, construction was completed in July 1999 at Koloa Estates, A&B's 32-lot initial residential project at Kukui'Ula. Five houselots were sold in 1999, for an average of $157,000. Sales and commitments to date have been primarily from Mainland residents.

Additional developments planned or under way include residential and commercial projects in Kahului and Kaanapali, Maui and Port Allen, Kauai.

                          A&B'S LANDHOLDINGS, BY CATEGORY

                                      HAWAII                 MAINLAND    TOTAL
                         --------------------------------    --------    -----
(In acres, rounded)      MAUI     KAUAI     OAHU    TOTAL
-------------------------------------------------------------------------------
Fully Entitled Urban       350       810     40     1,200        220      1,420
Agric./Pasture/Misc.    52,700     8,100     -     60,800        100     60,900
Conservation            16,000    13,000     -     29,000         -      29,000
-------------------------------------------------------------------------------
TOTAL                   69,050    21,910     40    91,000        320     91,320
-------------------------------------------------------------------------------
Designated Urban         1,500       300     -      1,800         -       1,800
Urban Potential          5,200     3,500     -      8,700         -       8,700

[Photo Caption: A&B recently bought two parcels at Kaanapali, Maui, for immediate development of single-family homes. Strong activity in this market segment was propelled by Mainland visitors seeking vacation properties.]


     OPERATING PROFIT (PROPERTY SALES/PROPERTY LEASING)

  94         95         96        97         98         99

$41,685    $37,560    $39,182   $37,821    $44,297    $44,899

[Photo Caption: Another "departure" for A&B is the Mill Town Center, a successful new industrial park being developed on Oahu. Key A&B real estate officers are, from right to left, Stanley M. Kuriyama, A&B Vice President, Properties Group; Norbert L. Buelsing, Executive Vice President, A&B Properties, Inc.; and Robert K. Sasaki, President, A&B Properties, Inc.]

[Photo Caption: The eight story Haseko Building, in downtown Honolulu, is the second prime office property bought by A&B during 1999.]

[Photo Caption: In the left center, A&B's first residential development at Kukui'Ula is Koloa Estates. With 32 lots, construction was completed and the first sales closed as 1999 ended.]

                          A&B's HAWAII COMMERCIAL INDUSTRIAL PROJECT STATUS

                       TOTAL  AVAILABLE   SOLD    AVAILABLE   SOLD    AVAILABLE
PROJECT                UNITS   IN 1998   IN 1998   IN 1999   IN 1999   IN 2000

Maui Business Park IA    32      22         3        19         1        18
Mill Town Center IA      23       -         -        23         7        16


                           A&B's HAWAII RESIDENTIAL PROJECT STATUS

                       TOTAL  AVAILABLE   SOLD    AVAILABLE   SOLD    AVAILABLE
PROJECT                UNITS   IN 1998   IN 1998   IN 1999   IN 1999   IN 2000

Ku'au Bayview            92      27        19         8         8     Sold Out
Haiku Makai              28      28        25         3         3     Sold Out
Kauhikoa Hill Ranch       9       8         6         2         2     Sold Out
Kahului Ikena           102      33        13        20        13         7
Koloa Estates            32       -         -        32         5        27
The Vintage at
  Kaanapali              73       -         -         -         -        73


1998 Annual Report "...will continue to pursue entitlements of landholdings, as well as investment opportunities in income and development properties."

ASSET AND PROPERTY MANAGEMENT -
Mainland Portfolio - At year-end 1999, A&B's portfolio of 20 properties in six Western states consisted of 3.1 million square feet of leasable space. Occupancies averaged a high 94 percent throughout 1999.

Hawaii Portfolio - The Hawaii commercial-property portfolio consisted of 1.2 million square feet of leasable space in 20 properties, plus ground leases of 293 acres for commercial uses and 10,700 acres for agricultural uses. Occupancy of the commercial properties averaged 81 percent throughout 1999.

SALES - In June 1999, the Company sold a 109,000-square-foot office and research facility in Seattle, for $26 million. This four-story office building, near the University of Washington, was part of A&B's original Mainland investment program in 1989. In July, an 1,800-acre undeveloped land parcel in California was sold for about $4 million.

Sales activity was slow at phase IA of A&B's Maui Business Park during much of 1999, but it picked up at the end of the year. One lot closed in 1999 and five others were under contract or lease commitments by year-end. With over 75 percent of the acreage in phase IA now sold, the Company is proceeding with development of the Park's 32-acre phase IB, construction of which is expected to commence at midyear.

On Maui and Kauai, a total of 33 residential units or houselots were sold during 1999. Sales were completed at three Maui projects.

INVESTMENTS - Proceeds from several 1999 sales were combined and, in 1999 and early this year, reinvested on a tax-deferred basis in a total of six income-producing properties, comprising 796,200 square feet of leasable space and two resort residential development parcels of 34 acres.

The two development parcels are at Kaanapali, Maui, where the Company will develop single-family units for the burgeoning residential resort market. The first, called "The Vintage at Kaanapali," will feature 73 detached single-family homes under a condominium regime. Considerable buyer interest is evident. Construction is to begin in March.

PROPERTY DEVELOPMENT & MANAGEMENT OUTLOOK - Operating profit from property leasing is forecast to step up again in 2000, primarily due to the strength of leased properties added during 1999. Residential and commercial developments likely will continue to sell steadily, but slowly, through the year. Sales of fully valued developed properties will continue throughout the year. The Company also will continue to pursue entitlements of its landholdings as well as investment opportunities in both income and development properties.

1998 Annual Report "Matson's cargo volume declined in 1998 because of this economic weakness and...increased competition."

OCEAN TRANSPORTATION

HAWAII SERVICE - The historical core business of Matson Navigation Company, Inc. (Matson) is its Hawaii service. Matson marked the Millennium by noting that it has now served Hawaii through the start of two centuries - with sailing vessels in 1900 and now with information technology and state-of-the-art marine assets.

The year 1999 was marked by success in increasing Hawaii cargo volume. Container volume rose five percent and automobile volume 37 percent. Both increases largely resulted from competitive gains and reflect strong customer support. Multi-year contracts to carry new automobiles represent a substantial portion of the increase.

Matson's operations during the year were hampered by work slowdowns related to the shipping industry's contract negotiations with the International Longshore and Warehouse Union. These slowdowns made it virtually impossible to maintain schedule integrity, and resulted in higher operating costs. Negotiations on the West Coast took place early in the third quarter, and Hawaii negotiations early in the fourth. However disruptive the process, three-year contracts are now in place.

Throughout 1999, Matson operated a base of six ships in the Hawaii trade. The capacity offered by these vessels was supplemented by a seventh vessel whenever cargo demand warranted. Additional voyages also were added prior to the longshore labor negotiations.

Operating costs were affected adversely by rapid, steady increases in bunker fuel costs during 1999. Those costs more than doubled in the course of the year
- from as low as $10 per barrel to more than $22. Matson implemented a 1.75 percent bunker surcharge in October 1999, and adjusted it higher, to 2.25 percent, early this year.

Separately, the Company also announced that it would increase rates by 3.9 percent, effective February 14, 2000, in order to offset ongoing cost increases and to support necessary capital investments, especially in container equipment and information technology.

[Photo Caption:  Matson's services are not limited to moving containers.
During 1999, Matson Logistics Solutions worked with one of Matson's most valued customers, Safeway, to ensure optimal use of containers and to streamline inventory management.]

                    HAWAII SERVICE FREIGHT (UNITS)

  94         95         96         97         98         99
173,309    157,208    152,109    149,734    143,431    151,215



                    HAWAII SERVICE AUTOMOBILES

  94         95          96         97         98         99
116,560    107,136     83,097     78,641     73,717    101,095

[Photo Caption: The Matson executive team is, from right to left, C. Bradley Mulholland, President and Chief Executive Officer; Paul E. Stevens, Senior Vice President, Marketing; and Gary J. North, Senior Vice President, Operations.]

[Photo Caption: Matson is a participant in a joint venture called Sea Star Line, LLC, serving Puerto Rico from ports in Florida. Operations of a new terminal in the port of San Juan began during 1999.]

            OPERATING PROFIT OCEAN TRANSPORTATION

  94         95         96         97         98         99
$97,319    $87,769    $81,618    $80,385    $66,298    $83,788

[Photo Caption: Container equipment, like dry containers, refrigerated units and "flatracks" for construction materials, are vital elements in Matson's operations. Matson employs more than 23,000 units of container equipment, valued at nearly $90 million.]

1998 Annual Report "other actions (to cut cost), large and small, either are under way or are under consideration."

GUAM SERVICE - Matson and American President Lines, Ltd. serve Guam through a transpacific operating alliance. During 1999, Guam's economy remained weak, and that factor was reflected in modestly lower cargo volume. The sooner-than-expected recovery of several key Asian markets is a positive sign.

MATSON TERMINALS, INC. (MTI) - For many years, MTI has been the stevedore for Matson and outside customers at Matson-operated container terminals. In July 1999, a new alliance, between MTI and Stevedoring Services of America, commenced operations at Matson's three West Coast container terminals. The new, jointly owned SSA Terminals, LLC (SSAT) allows both companies to combine their assets and expertise, and to focus on building terminals of the future. The near-term objective is to consolidate both companies' current facilities in the ports of Seattle, Oakland and Los Angeles. Over the longer term, SSAT should benefit from economies of scale associated with the bigger, newer terminals and from new revenues generated by providing stevedoring services to outside customers.

MTI will continue to manage Matson's Sand Island terminal in Honolulu. During 2000, Sand Island operations will receive special scrutiny, commensurate with their key role in the delivery of cargo to Oahu customers, as well as for that terminal's role as the cargo-transfer "hub" for Neighbor Islands-bound cargo. Special consideration will be given to land use and the capability to accommodate cargo growth.

MATSON INTERMODAL SYSTEM, INC. (MIS) - Matson's overland transportation subsidiary, MIS, started 1999 by completing a new centralized customer service center in Oakbrook Terrace, Illinois. The new facility handles the customer service and financial functions associated with intermodal cargo moves throughout North America.

TRANSPORTATION OUTLOOK - The performance of this segment is expected to improve again in 2000, as slow, steady economic growth is projected for Hawaii. This expectation assumes that bunker fuel costs moderate, or are fully covered by adjustments to the bunker surcharge. It also assumes good performances by Matson's various subsidiary units and alliance investments.

[Photo Caption: Matson's communications center for customer support is located in Phoenix, Arizona. The ISO-9002 certified center handles all facets of shipments, including sales, quality assurance, freight billing and e-commerce.]

1998 Annual Report "HC&S made significant progress during 1998, increasing raw sugar yields and lowering unit costs."

FOOD PRODUCTS

RAW SUGAR PRODUCTION - Hawaiian Commercial & Sugar Company (HC&S), located on Maui, is Hawaii's largest producer of raw cane sugar, with 62 percent of the state's 1999 crop. HC&S again made noteworthy progress during 1999, increasing sugar yields and lowering unit costs. Total production - 228,000 tons of raw sugar - was the highest this decade. Dry conditions that prevailed for most of 1999 increased harvest productivity, but also delayed replanting and adversely affected the growth of sugar cane to be harvested in 2000 and 2001.

Excess supplies of both raw and refined sugar drove U. S. sugar prices to unusually low levels beginning in the fall of 1999. Under present conditions, it is unclear when and how these prices will recover.

COFFEE PRODUCTION AND MARKETING - Low and volatile coffee prices during 1999 further accentuated an ongoing difficulty in sustaining a necessary pricing level for the products of Kauai Coffee Company, Inc. At year-end 1999, the productive assets of Kauai Coffee were written down substantially.

POWER, TRUCKING - The Company's hydroelectric plants on Maui and Kauai, as well as cogeneration units at its sugar mills on Maui, generate surplus electricity, which is sold to the local public utilities. During 1999, a total of 95,000 megawatt-hours (MWH) were sold, about the same level as in 1998. The Company also has trucking operations on both Maui and Kauai that support its agricultural operations and serve independent customers in each community.

SUGAR REFINING AND MARKETING - In December 1998, the Company recapitalized its ownership investment in California and Hawaiian Sugar Company, Inc. (C&H) and sold approximately 60 percent of its common equity to an investor group. The pretax income of A&B's remaining equity investment in C&H is reported under the heading "Food Products."

FOOD PRODUCTS OUTLOOK - Even with a favorable sugar harvest forecast, and further cost improvement, the present unreasonably low level of raw sugar prices jeopardizes the profitability of the food products segment.

[Photo Caption: Sugar harvesters such as this are used for seed cane. They also are being utilized in a new effort to evaluate a one-year cycle for sugar cane, half of the customary growth period for cane grown in Hawaii.]

                           AGRIBUSINESS STATISTICS

                                   1999        1998        1997
------------------------------------------------------------------

Raw sugar produced (tons)          228,000     216,000     198,000

Green coffee produced (pounds)   4,600,000   4,100,000   4,575,000


                            Cultivated Acreage

Sugar                               36,700      36,700      36,700

Coffee                               3,400       3,800       3,800



                OPERATING PROFIT FOOD PRODUCTS

  94         95         96         97         98         99

 -$418    -$27,797    $26,863    $27,083    $21,327    $11,310


[Photo Caption: G. Stephen Holaday, A&B Vice President and Plantation General Manager, is repsonsible for sugar, coffee and trucking operations.]

[Photo Caption: A&B's Board of Directors, from left to right: Charles G. King, C. Bradley Mulholland, Maryanna G. Shaw, R. J. Pfeiffer, Carson R. McKissick, Lynn M. Sedway, Michael J. Chun, W. Allen Doane, Charles M. Stockholm, Leo E. Denlea, Jr. and Walter A. Dods, Jr.]

FINANCIAL REPORT

      Management's Report                             22

      Independent Auditors' Report                    22

      Industry Segment Information                    23

      Eleven-Year Summary of Selected Financial       24
      Data

      Management's Discussion and Analysis            26

      Statements of Income                            30

      Statements of Cash Flows                        31

      Balance Sheets                                  32

      Statements of Shareholders' Equity              34

      Notes to Financial Statements                   35

      Quarterly Results                               48

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

The Company's financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness, in all material aspects, of the presentation of financial position, results of operations and cash flows under generally accepted accounting principles.

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

/s/ Charles M. Stockholm            /s/ W. Allen Doane
Charles M. Stockholm                W. Allen Doane
Chairman of the Board               President and Chief Executive Officer


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALEXANDER & BALDWIN, INC.:

We have audited the accompanying balance sheets of Alexander & Baldwin, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999 (pages 23 and 30 to 47). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Alexander & Baldwin, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, in 1998 the Company changed its method of accounting for assessments from a second injury workers' compensation fund.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Honolulu, Hawaii
January 27, 2000

(CAPTION>
INDUSTRY SEGMENT INFORMATION (In thousands)

For the Year                          1999         1998         1997         1996         1995
-------------------------------------------------------------------------------------------------
REVENUE:
   Ocean transportation            $  746,661   $  722,744   $  692,689   $  661,586   $  593,807
   Property development and
   management:
       Leasing                         45,058       37,955       37,148       35,916       34,073
       Sales                           48,036       82,382       35,916       31,909       25,835
   Food products                      116,362      465,661      486,912      506,909      377,082
   Other                                3,155        2,878        2,815        3,490        2,796
-------------------------------------------------------------------------------------------------
           Total revenue           $  959,272   $1,311,620   $1,255,480   $1,239,810   $1,033,593
=================================================================================================
OPERATING PROFIT:
   Ocean transportation            $   83,778   $   66,298   $   80,385   $   81,618   $   87,769
   Property development and
     management:
       Leasing                         27,497       22,634       24,559       23,875       23,063
       Sales                           17,402       21,663       13,262       15,307       14,497
   Food products                       11,310       21,327       27,083       26,863      (27,797)
   Other                                2,944        2,696        2,639        3,220        2,593
-------------------------------------------------------------------------------------------------
           Total operating profit     142,931      134,618      147,928      150,883      100,125
   Write-down of long-lived assets    (15,410)     (20,216)          --           --           --
   Loss on partial sale of
     subsidiary                            --      (19,756)          --           --           --
   Insurance settlement                    --           --       19,965           --           --
   Interest expense, net              (17,774)     (24,799)     (28,936)     (34,081)     (33,429)
   General corporate expenses         (14,207)     (14,552)     (11,745)     (12,769)     (14,742)
-------------------------------------------------------------------------------------------------
           Income from continuing
           operations before
           income taxes and
           accounting change       $   95,540   $   55,295   $  127,212   $  104,033   $   51,954
=================================================================================================

IDENTIFIABLE ASSETS:
   Ocean transportation            $  894,607   $  898,277   $  930,636   $1,005,741   $  997,230
   Property development and
     management                       384,515      338,090      317,622      312,829      297,927
   Food products                      182,479      261,712      382,109      386,986      413,675
   Other                               99,859      107,561       74,431       90,559       92,405
-------------------------------------------------------------------------------------------------
           Total assets            $1,561,460   $1,605,640   $1,704,798   $1,796,115   $1,801,237
=================================================================================================

CAPITAL EXPENDITURES:
   Ocean transportation            $   19,232   $   60,403   $   20,828   $  171,110   $   46,872
   Property development and
     management*                       76,618      118,552       30,790        7,275       48,890
   Food products                       17,271       18,237       18,806       12,058       13,650
   Other                                  258          441          242          412          355
-------------------------------------------------------------------------------------------------
           Total capital           $  113,379   $  197,633   $   70,666   $  190,855   $  109,767
           expenditures
=================================================================================================

DEPRECIATION AND AMORTIZATION:
   Ocean transportation            $   56,174   $   61,543   $   62,192   $   62,055   $   57,619
   Property development and
     management                         7,299        6,357        6,281        6,214        5,561
   Food products                        9,962       20,086       19,538       20,144       20,390
   Other                                  466          514          547          538        1,557
-------------------------------------------------------------------------------------------------
           Total depreciation and
           amortization            $   73,901   $   88,500   $   88,558   $   88,951   $   85,127
=================================================================================================

*Including tax-deferred property purchases.

See Notes 2 and 4 for discussion of the partial sale of California and Hawaiian
Sugar Company, Inc. and the write-down of long-lived assets in 1999 and 1998.


Eleven-Year Summary of Selected Financial Data
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries


                                                      1999         1998         1997         1996         1995         1994
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue              $  959,272   $1,311,620   $1,275,445   $1,239,810   $1,033,593   $1,144,033

Deduct:
  Cost of goods sold and operating expenses           772,057    1,143,026    1,030,739    1,012,745      863,083      935,663
  Depreciation and amortization                        73,901       88,500       88,558       88,951       85,127       84,037
  Interest expense                                     17,774       24,799       28,936       34,081       33,429       27,702
  Income taxes                                         32,961       24,352       45,825       38,748       19,535       32,652
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations                      62,579       30,943       81,387       65,285       32,419       63,979
Income (loss) from discontinued operations               -            -            -            -          23,336       10,629
Cumulative effect of change
  in accounting method                                   -          (5,801)        -            -            -            -
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Net income                                         $   62,579   $   25,142   $   81,387   $   65,285   $   55,755   $   74,608
                                                   ==========   ==========   ==========   ==========   ==========   ==========
Comprehensive income                               $   48,711   $   33,327   $   88,326   $   73,660   $   66,512   $   70,031
                                                   ==========   ==========   ==========   ==========   ==========   ==========

Basic and diluted Earnings per Share from
  continuing operations                                 $1.45        $0.69        $1.80        $1.44        $0.72        $1.39

Return on beginning equity                               9.0%         3.5%        11.9%        10.0%         8.8%        12.7%
Cash dividends per share                           $     0.90   $     0.90   $     0.88   $     0.88   $     0.88   $     0.88
Average number of shares outstanding                   43,206       44,760       45,182       45,303       45,492       46,059
Gross profit percentage                                 23.0%        17.4%        20.6%        20.0%        20.2%        21.2%
Effective income tax rate                               34.5%        45.4%        36.0%        37.3%        37.6%        33.8%

Market price range per share:
  High                                             $   27.125   $   31.125   $   29.375   $   29.250   $   25.500   $   28.250
  Low                                                  18.625       18.813       24.375       22.500       20.500       21.250
  Close                                                22.813       23.250       27.313       25.000       23.000       22.250

At Year End:
  Shareholders of record                                4,761        5,125        5,481        5,881        6,357        6,729
  Shares outstanding                                   42,526       44,028       44,881       45,339       45,280       45,691
  Shareholders' equity                             $  670,963   $  694,642   $  719,588   $  684,328   $  649,678   $  632,614
     Per-share                                          15.78        15.78        16.03        15.09        14.35        13.85
  Total assets                                      1,561,460    1,605,640    1,704,798    1,796,115    1,801,237    1,925,775
  Working capital                                      59,805       67,113      114,806       95,579       84,399       58,392
  Cash and cash equivalents                             3,333       86,818       21,623       23,824       32,150        8,987
  Real estate developments-noncurrent                  60,810       57,690       68,056       70,144       56,104       66,371
  Investments                                         158,726      159,068      102,813       91,602       82,246       64,913
  Capital Construction Fund                           145,391      143,303      148,610      178,616      317,212      176,044
  Long-term debt and capital lease obligations-
    noncurrent                                        277,570      255,766      292,885      357,657      404,575      554,879
  Current ratio                                      1.4 to 1     1.4 to 1     1.7 to 1     1.4 to 1     1.4 to 1     1.3 to 1
  Capital stock price/earnings
    ratio at December 31                            15.7 to 1    41.5 to 1    15.2 to 1    17.4 to 1    18.7 to 1    13.7 to 1




Eleven-Year Summary of Selected Financial Data, Continued
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries

                                                      1993         1992         1991         1990         1989
                                                   ----------   ----------   ----------   ----------   ----------
Annual Operations:
Net sales and other operating revenue              $  923,804   $  703,948   $  715,984   $  747,550   $  845,936

Deduct:
  Cost of goods sold and operating expenses           716,562      538,627      497,106      491,241      458,677
  Depreciation and amortization                        78,318       69,769       67,999       60,995       53,822
  Interest expense                                     28,802       23,881       24,575       29,602       26,965
  Income taxes                                         41,386       19,044       42,359       58,820      107,461
                                                   ----------   ----------   ----------   ----------   ----------
Income from continuing operations                      58,736       52,627       83,945      106,892      199,011
Income (loss) from discontinued operations              8,253        7,878        4,861        1,075         (310)
Cumulative effect of change
  in accounting method                                   -         (41,551)        -            -            -
                                                   ----------   ----------   ----------   ----------   ----------
Net income                                         $   66,989   $   18,954     $ 88,806   $  107,967   $  198,701
                                                   ==========   ==========   ==========   ==========   ==========
Comprehensive income                                     -            -            -            -            -
                                                   ==========   ==========   ==========   ==========   ==========

Basic and diluted Earnings per Share from
  continuing operations                                 $1.27        $1.14        $1.82        $2.32        $4.30

Return on beginning equity                              12.0%         3.3%        16.7%        23.5%        45.2%
Cash dividends per share                           $     0.88   $     0.88   $     0.88   $     0.86   $     0.80
Average number of shares outstanding                   46,338       46,294       46,213       46,133       46,326
Gross profit percentage                                 24.9%        29.1%        31.9%        36.0%        48.5%
Effective income tax rate                               41.3%        26.6%        33.5%        35.5%        35.1%

Market price range per share:
  High                                             $   28.000   $   30.500   $   29.500   $   38.000   $   39.500
  Low                                                  22.500       21.500       21.000       19.000       31.250
  Close                                                26.750       24.750       28.250       22.250       37.500

At Year End:
  Shareholders of record                                7,056        7,507        7,749        7,860        7,650
  Shares outstanding                                   46,404       46,333       46,229       46,201       46,096
  Shareholders' equity                             $  587,006   $  559,099   $  578,669   $  530,298   $  459,712
     Per-share                                          12.65        12.07        12.52        11.48         9.97
  Total assets                                      1,904,742    1,676,635    1,547,648    1,364,165    1,141,671
  Working capital                                      64,884       40,013       23,195       55,340       33,906
  Cash and cash equivalents                            32,295       20,827       18,675       47,351       23,389
  Real estate developments-noncurrent                  54,919       50,977       36,362       14,156         -
  Investments                                          17,449       28,733       24,535       23,679       10,558
  Capital Construction Fund                           175,194      264,435      271,874      266,256      285,515
  Long-term debt and capital lease obligations-
    noncurrent                                        620,885      609,776      521,996      402,243      292,195
  Current ratio                                      1.3 to 1     1.4 to 1     1.2 to 1     1.5 to 1     1.4 to 1
  Capital stock price/earnings
    ratio at December 31                            18.5 to 1    60.4 to 1    14.7 to 1     9.5 to 1     8.7 to 1




MANAGEMENT'S DISCUSSION AND ANALYSIS
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS AND REVENUE

Net income in 1999 was $62,579,000 or $1.45 per share, versus $25,142,000, or
$0.56 per share, in 1998. Revenue in 1999 was $959,272,000, compared with revenue of $1,311,620,000 in 1998. The significant decrease in revenue resulted from the December 1998 sale of the Company's majority interest in California and Hawaiian Sugar Company, Inc. (C&H).

Net income in both 1999 and 1998 was reduced by one-time items. Continuous operating losses and negative cash flows at the Company's subsidiary, Kauai Coffee Company, Inc. (Kauai Coffee), led to a $9,571,000, or $0.22 per share, after-tax charge in 1999 to write-down certain assets to their fair value. Prior year's net income was reduced by three one-time items. First, the previously mentioned sale of the Company's majority interest in C&H resulted in a $15,955,000, or $0.36 per share, after-tax loss in 1998. Second, changes in development plans for a real estate project on Kauai, resulting from extended weak real estate market conditions, led to a $12,837,000, or $0.29 per share, after-tax charge in 1998, to reduce the carrying value of certain assets associated with that project to fair value. Third, the cumulative effect of a required accounting change, related to federal workers' compensation assessments, resulted in an after-tax charge of $5,801,000, or $0.13 per share, in 1998. Before these one-time factors, the Company's earnings per share in 1999 were $1.67, versus $1.33 in 1998, an increase of 26 percent.

1999 COMPARED WITH 1998

OCEAN TRANSPORTATION revenue of $746,661,000 increased three percent and operating profit of $83,778,000 increased 26 percent in 1999, compared with 1998. Both increases were due primarily to higher freight volume in the Hawaii Service. Matson Navigation Company, Inc.'s (Matson's) Hawaii Service revenue was about $34,124,000 more in 1999 than in 1998, due primarily to additional container and automobile volumes. The increase in Hawaii Service revenue was partially offset by handling costs associated with the higher volume and by the adverse impact of longshore labor disruptions on the West Coast and in Hawaii.

For the year, Matson's total Hawaii Service container volume, at 151,215 units in 1999, was five-percent higher than 1998 container volume of 143,431 units. Matson's total Hawaii Service automobile volume, at 101,095 units, was 37-percent higher than 1998 automobile volume of 73,717 units. Both of these increases resulted from competitive gains.

Operating expenses rose in 1999, primarily reflecting higher freight volume, fuel and labor costs and lower productivity, due to labor disruptions. The longshore labor agreements on the West Coast and in Hawaii were renegotiated in 1999. The negotiation process involved work slowdowns, and in some instances work stoppages, that resulted in significant increases in operating expenses. New agreements were reached without any strikes; however, the new contracts contain significant wage and pension benefit increases over the next three years.

Fuel costs escalated in 1999 as the average price paid for fuel increased to $15.40 per barrel from $11.98 per barrel in 1998. Current pricing is around $22.50 per barrel. A 1.75-percent fuel surcharge was implemented in October 1999 to help alleviate rising fuel costs. An additional 0.5-percent fuel surcharge will take effect in February 2000.

Commencing in July 1999, Matson combined its West Coast terminals with those of Stevedoring Services of America (SSA) to form a new company, SSA Terminals, LLC, which is owned jointly by SSA and Matson (see Note 2 to the Company's financial statements). This joint venture will utilize assets better, reduce costs, improve operating efficiencies and provide enhanced customer service.

In November 1999, Matson announced a 3.9-percent increase in Hawaii Service rates, effective in February 2000. A 2.5-percent increase in Hawaii Service rates took effect in February 1999.

PROPERTY DEVELOPMENT AND MANAGEMENT - LEASING revenue of $45,058,000 for 1999 rose 19 percent compared with 1998 and operating profit of $27,497,000 for 1999 increased 21 percent compared with 1998. The increase was due primarily to the contributions from newly acquired properties, as well as higher occupancy rates. The full-year results in 1999 also benefited from a one-time buyout of a long-term ground lease. Occupancy rates for the Mainland properties averaged 94 percent in 1999, versus 91 percent in 1998. The Company's leased properties on the Mainland totaled 3.1 million square feet at year-end 1999, versus 2.3 million square feet at year-end 1998. Occupancy levels for the Hawaii properties averaged 81 percent in 1999, versus 68 percent in 1998. This improvement resulted from higher occupancy of existing properties and from acquisition of higher-occupancy properties during 1999. The Company owned 1.2 million square feet of leased properties in Hawaii at year-end 1999, versus 0.7 million square feet at year-end 1998.

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $48,036,000 for 1999 was considerably lower than the $82,382,000 in sales recorded in 1998. Operating profit from property sales in 1999 of $17,402,000 was 20-percent lower than the $21,663,000 achieved in 1998. In context, however, 1998 represented the Company's highest level of property sales since 1989. Significant sales in 1999 included an office/research building in Seattle with net proceeds of $25,130,000, two developed business parcels, three undeveloped parcels and 41 residential properties. Sales in 1998 included a large R&D and office complex in Cupertino, California, a remaining interest in a 14-acre parcel at Maui Business Park, five developed business parcels and 64 residential properties. Sales totaling $34,883,000 in 1999 were completed on a tax-deferred basis, compared with 1998 tax-deferred sales of $67,258,000. Purchases, utilizing proceeds from tax-deferred sales, totaled $34,907,000 and $85,896,000 for 1999 and 1998, respectively.

The mix of property sales in any year can be diverse. Sales can include property sold under threat of condemnation, developed residential real estate, commercial properties, developable subdivision lots and undeveloped land. The sale of undeveloped land and subdivision lots generally provides a greater contribution margin than does the sale of developed and commercial property, due to the low historical-cost basis of the Company's Hawaii land. Consequently, property sales revenue trends and the amount of real estate held for sale on the balance sheets do not necessarily indicate future profitability for this segment.

FOOD PRODUCTS revenue of $116,362,000 in 1999 compared with revenue of $465,661,000 in 1998. Operating profit of $11,310,000 in 1999 was 47-percent lower than the $21,327,000 earned in 1998. Both reductions were due primarily to the previously mentioned December 1998 sale of the Company's majority interest in C&H and operating losses at Kauai Coffee, partially offset by better performance at Hawaiian Commercial & Sugar Company (HC&S), the Company's raw-sugar producing unit on Maui.

HC&S' results showed sustained improvement in 1999. Sugar yields of 227,832 tons were five-percent higher than the 216,188 tons in 1998 and were at the highest level this decade. The higher sugar yields, combined with cost reduction efforts at HC&S, partially offset operating losses at Kauai Coffee.

The outlook for raw sugar in 2000, however, is not favorable as raw sugar prices continue to decline. The weighted-average #14 domestic raw sugar price for the 2000 crop is currently $18.00/cwt., which is $4.18/cwt. below 1999's price of $22.18/cwt., the lowest level in 20 years. This drop could result in a significant decrease in pre-tax earnings in 2000 compared to 1999.

HC&S' labor contract with the ILWU expired January 31, 2000. HC&S is operating under a contract extension, with a 24-hour cancellation notice. Negotiations are continuing at this time.

Results from Kauai Coffee, the Company's coffee plantation, showed increased operating losses in 1999, due primarily to lower coffee prices and a high cost structure. Sales volumes were slow, due to roasters' high inventory levels, as a result of the low coffee prices during most of 1999. During the second half of 1999, Kauai Coffee significantly reduced its workforce and changed its marketing and selling plans. In December 1999, the Company wrote down a portion of Kauai Coffee's assets because estimated future cash flows of the business are not expected to recover the carrying value of its assets. (See
Note 4 to the Company's financial statements.)

1998 COMPARED WITH 1997

OCEAN TRANSPORTATION revenue of $722,744,000 for 1998 increased four percent compared with 1997; however, operating profit of $66,298,000 decreased 18 percent. For the year, Matson's total Hawaii container volume was four-percent lower and its total automobile volume was six-percent lower. The decline in cargo volume resulted primarily from the continued weakness in the Hawaii cargo market and competitive pressures, especially a barge competitor that operated temporarily during the seasonal peak period of household goods movements.

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

PROPERTY DEVELOPMENT AND MANAGEMENT - SALES revenue of $82,382,000 for 1998 considerably exceeded the $35,916,000 in sales recorded in 1997. Operating profit from property sales in 1998 of $21,663,000 was 63-percent higher than the $13,262,000 achieved in 1997. The increases resulted from the sale of a large single-tenant research and office complex in Cupertino, California for $51,500,000 and of the Company's remaining interest in a 14-acre parcel at Maui Business Park. Other significant sales in 1998 included five developed business parcels and 64 residential properties. Sales in 1997 included four leased parcels in Maui Business Park, an undeveloped 24-acre residential parcel, several developed and undeveloped business parcels, an industrial warehouse in California and 59 residential units.

FOOD PRODUCTS revenue of $465,661,000 in 1998 was four-percent lower than the 1997 revenue of $486,912,000. Operating profit of $21,327,000 in 1998 was 21-
percent lower than the $27,083,000 earned in 1997. Several factors contributed to these lower results. Refined sugar prices declined in 1998 as a result of a large beet sugar crop. The average per-ton cost to purchase raw sugar was about the same in 1998 as it was in 1997, but refining and direct operating expenses increased. While the volume of refined sugar sales increased slightly in 1998, the mix of sales resulted in a lower margin than the previous year. The low cane sugar import quota made it difficult for C&H to purchase raw sugar at attractive prices. A majority interest in C&H was sold on December 24, 1998, resulting in one less week of operations as a consolidated business than in 1997. The combined impact of these items reduced 1998 operating profit by approximately $13,000,000.

FINANCIAL CONDITION AND LIQUIDITY

The Company's principal liquid resources, comprising cash and cash equivalents, receivables, inventories and unused lines of credit, less accrued deposits to the Capital Construction Fund (CCF), totaled $253,361,000 at December 31, 1999, a decrease of $112,032,000 from December 31, 1998. This net reduction was due primarily to a decrease in cash and cash equivalents, lower amounts available under lines of credit, and lower sugar and coffee inventories, partially offset by an increase in receivables and lower accrued deposits to the CCF. Cash and cash equivalents decreased by $83,485,000, due primarily to the use of proceeds from the 1998 sale of C&H to repay debt in 1999. Amounts available under lines of credit decreased $39,501,000, due primarily to the expiration of certain credit facilities. Receivables increased $6,829,000, as a result of higher revenue at Matson. Accrued deposits to the CCF increased $5,918,000.

Working capital was $59,805,000 at December 31, 1999, a decrease of $7,308,000 from the amount at the end of 1998. This net reduction was due primarily to a decrease in cash and cash equivalents and an increase in accounts payable, partially offset by a decrease in notes payable and the current portion of debt and an increase in other current assets. The decrease in cash and cash equivalents, and notes payable and the current portion of debt were due primarily to the use of proceeds from the 1998 sale of C&H to repay debt in 1999. Accounts payable increased due to normal operating activities. The increase in other current assets was due primarily to refundable income taxes in 1999 and an increase in the current portion of deferred taxes.

Net cash provided by operations, before capital expenditures for real estate developments held for sale, was $121,781,000 and $137,244,000 for 1999 and 1998, respectively. Net operating cash flows were used principally for capital expenditures, payments of debt, dividends, repurchases of capital stock and deposits into the CCF. Withdrawals from the CCF in 1999 were used to increase an investment in a joint venture shipping operation (see Note 2 to the Company's financial statements) and to purchase refrigerated shipping containers.

In 1999, capital additions were $113,379,000, compared with $197,633,000 in 1998. Ocean transportation capital additions in 1999 of $19,232,000 were primarily for the acquisition of container and terminal equipment and for information systems. Property development and management capital additions in 1999 of $76,618,000, which included the reinvestment of tax-deferred sales proceeds, were for real estate developments held for investment purposes and for improvements to leased properties. Food products capital additions in 1999 of $17,271,000 were primarily for sugar factory modifications, and power generation and harvesting equipment for sugar plantation operations.

Capital expenditures approved, but not yet spent, were $81,610,000 at December 31, 1999. These expenditures are primarily for container equipment, real estate developments held for investment purposes, improvements to leased properties, and irrigation, factory and power generation equipment for the Company's sugar-growing operations. For 2000, internal cash flows and short-term borrowing facilities are expected to be sufficient to finance working capital needs, dividends, capital expenditures and debt service.

OTHER MATTERS

NEW ACCOUNTING STANDARD: In 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This standard required that the Company record a liability for the present value of future assessments from the U.S. Department of Labor, related to a federal workers' compensation fund. Previously, the annual assessments were charged to expense in the year paid. The after-tax, cumulative effect of the change in accounting method was a reduction in 1998 net income of $5,801,000, or $0.13 per share. (See Note 3 to the Company's financial statements.)

C&H RECAPITALIZATION AND PARTIAL SALE: On December 24, 1998, the Company recapitalized and sold a majority of its equity interest in C&H, recognizing a loss of $19,756,000 (pre-tax). The after-tax impact of the loss on 1998 net income was $15,955,000, or $0.36 per share. C&H is included in the consolidated results of the Company up to the date of sale. Effective December 24, 1998, the Company began accounting for its investment in C&H under the equity method. (See Note 2 of the Company's financial statements.)

WRITE-DOWN OF LONG-LIVED ASSETS: In 1999, the Company evaluated the ongoing viability of its coffee operation. As a result, the Company determined that the estimated future cash flows of the coffee operation were less than the carrying value of its productive assets, consisting mainly of orchards and field and processing equipment. Accordingly, a $15,410,000 (pre-tax) charge was recorded to write-down these productive assets to their fair value. The after-tax impact to 1999 net income of this write-down was $9,571,000, or $0.22 per share. (See Note 4 to the Company's financial statements.)

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

TAX-DEFERRED REAL ESTATE EXCHANGES: In 1999, the Company sold five parcels of land for $34,883,000. The proceeds from these sales are reflected in the Statements of Cash Flows under the caption "Non-cash Activities." In 1999, the Company reinvested proceeds of $34,907,000 on a tax-deferred basis. The reinvested proceeds are also reported under Non-cash Activities in the Statements of Cash Flows. The purchases of real estate using tax-deferred monies are included in Capital Expenditures in the Industry Segment Information (page 23).

SHARE REPURCHASES: In 1999, the Company repurchased 1,564,500 shares of its common stock for an aggregate of about $34,824,000 (average of $22.26 per share). On December 10, 1999, the Board of Directors authorized the repurchase of up to 1,000,000 additional shares of the Company's stock. Between January 1, 2000 and February 18, 2000, 436,870 shares were repurchased for an aggregate amount of $8,690,000 (average of $19.89 per share). The remaining number of shares authorized for repurchase is approximately 2,400,000.

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

OUTLOOK: Information about the Company's outlook for 2000 and its plans to address issues affecting primary business units is included in the Letter to Shareholders on pages 4 through 9 and in the business unit discussions included on pages 10 through 19 of the Annual Report to Shareholders, which sections are incorporated herein by reference.

YEAR 2000

Five years ago, the Company and its subsidiaries (collectively, the "Company") commenced an evaluation of their computer systems and applications to prepare for the year 2000 ("Y2K"). Following this evaluation, implementation plans for all business segments were prepared and executed. The Y2K initiative proceeded with the direction of the Board of Directors, which received regular progress reports.

The Company's Y2K readiness project addressed risks in the following three primary areas:

1.   the Company's information systems, including hardware and software;
2. the Company's embedded systems, including computers and software that control machinery, telephone systems, and environmental systems; and
3. third parties with whom the Company does business or otherwise has an association.

Costs
-----

Through 1999, the Company had expended approximately $6,156,000 for this project. The internal and external costs of the Y2K work were expensed as incurred, unless a computer system was replaced for operating reasons as well as Y2K compliance, in which case the costs were capitalized. Cash generated from operations funded the Y2K costs. No major internal systems projects were delayed because of the Y2K work. The remaining costs related to Y2K work are not significant.

Risks
-----

Company Information and Embedded Systems: The Company believed that the Y2K risks associated with the failure of its information and embedded systems was low, due to its Y2K readiness. The Company has not experienced Y2K problems with any of its information or embedded systems.

Third Parties: The most serious impact on the Company's operations from third parties would have resulted if basic services, such as telecommunications, electric power, and other basic infrastructure services, were disrupted. The Company has not experienced Y2K problems with any of its customers, suppliers or other third parties.

Contingency Plans
-----------------

The Company's approach to Y2K contingency planning was to complement disaster plans that already were in effect for the Company. The disaster plans provided operating procedures for unanticipated outages of electricity, communications or other essential services, such as those disruptions which might occur due to a hurricane or tsunami. The Y2K contingency plans addressed Y2K-specific issues that were not covered in the existing disaster plans. The contingency plans detailed the procedures and strategies for each business unit for dealing with problems before, on and after December 31, 1999.

Summary
-------

The Company has not experienced Y2K problems with any of its information or embedded systems, or with any of its customers, suppliers or other third parties. Business is continuing as usual, and the Company will continue to monitor its information and embedded systems and third parties for any possible disruption.

The Company does not anticipate any problems, although there can be no absolute assurance that the Company will continue to be successful in avoiding all possible problems. In particular, there can be no assurance that the Company will not be affected adversely by the failure of a vendor, customer, or other third party that is affected by Y2K issues arising later. However, in the context of the uncertainties inherent in dealing with the remaining Y2K issues, the Company believes, based on available information and the absence of any Y2K problems to date, that the impact of the Y2K issue and its associated costs will not have a material impact on the Company's results of operations, liquidity and financial condition. This disclosure is a Year 2000 Readiness Disclosure, pursuant to the Year 2000 Information and Readiness Disclosure Act.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company, from time to time, may make or may have made certain forward-looking statements, whether orally or in writing, such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. Such forward-looking statements may be contained in, among other things, Securities and Exchange Commission (SEC) filings, such as the Forms 10-K, press releases made by the Company and oral statements made by the officers of the Company. Except for historical information contained in these written or oral communications, such communications contain forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in the statements, including, but not limited to: (1) economic conditions in Hawaii and elsewhere; (2) market demand; (3) competitive factors and pricing pressures in the Company's primary markets; (4) legislative and regulatory environments at the federal, state and local levels, such as government rate regulations, land-use regulations, government administration of the U.S. sugar program, and modifications to or retention of cabotage laws; (5) dependence on third-party suppliers; (6) fuel prices; (7) raw sugar prices; (8) labor relations; (9) risks associated with current or future litigation; and
(10) other risk factors described elsewhere in these communications and from time to time in the Company's filings with the SEC.


STATEMENTS OF INCOME (In thousands, except per-share amounts)

Year Ended December 31,                            1999         1998         1997
------------------------------------------------------------------------------------
REVENUE:
    Ocean transportation                        $  733,488   $  708,735   $  678,319
    Property development and management             92,342      119,304       72,226
    Food products                                  111,815      464,625      482,799
    Interest                                        11,219       11,278       23,131
    Gain on sale of property and other               5,033        4,800       16,119
    Dividends                                        5,375        2,878        2,851
------------------------------------------------------------------------------------
        Total revenue                              959,272    1,311,620    1,275,445
------------------------------------------------------------------------------------

COSTS AND EXPENSES:
    Cost of goods and services                     738,249    1,083,836    1,011,718
    Selling, general and administrative             92,299      107,718      107,579
    Write-down of long-lived assets                 15,410       20,216           --
    Loss on partial sale of subsidiary                  --       19,756           --
    Interest                                        17,774       24,799       28,936
------------------------------------------------------------------------------------
        Total costs and expenses                   863,732    1,256,325    1,148,233
------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING METHOD               95,540       55,295      127,212

    Income taxes                                    32,961       24,352       45,825
------------------------------------------------------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING METHOD                                62,579       30,943       81,387

    Cumulative effect of change in accounting
    method for insurance-related assessments
    (net of income taxes of $3,481)                     --       (5,801)          --
------------------------------------------------------------------------------------

NET INCOME                                          62,579       25,142       81,387

    Unrealized holding gains (losses) on
    securities (net of income taxes of
    $8,088 in 1999, $5,337 in 1998, and
    $3,977 in 1997)                                (13,868)       8,185        6,939
------------------------------------------------------------------------------------

COMPREHENSIVE INCOME                            $   48,711   $   33,327   $   88,326
====================================================================================

BASIC AND DILUTED EARNINGS PER SHARE OF
COMMON STOCK:
    Before cumulative effect of accounting
    change                                      $     1.45   $     0.69   $     1.80
    Accounting change                                   --        (0.13)          --
------------------------------------------------------------------------------------
    Net income                                  $     1.45   $     0.56   $     1.80
====================================================================================

AVERAGE COMMON SHARES OUTSTANDING                   43,206       44,760       45,182

See notes to financial statements.



STATEMENTS OF CASH FLOWS (In thousands)
Year Ended December 31,                            1999         1998         1997
------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
    Net Income                                  $   62,579   $   25,142   $   81,387
    Adjustments to reconcile net income to
      net cash provided by operations:
        Depreciation and amortization               73,901       88,500       88,558
        Gain on disposal of assets                 (10,661)     (10,259)        (872)
        Equity in (income) loss of affilliates        (582)         276           --
        Write-down of long-lived assets             15,410       20,216           --
        Loss on partial sale of subsidiary              --       19,756           --
        Accounting change for insurance-
          related assessments                           --        5,801           --
        Partial reversal of plantation closure
          reserve                                       --           --         (990)
    Changes in assets and liabilities:
        Accounts and notes receivable               (6,007)       7,859       (5,532)
        Inventories                                 (1,326)       4,605       24,276
        Pension assets or obligations              (16,775)     (10,663)      (4,843)
        Prepaid expenses and other assets           (8,852)      (9,213)       1,973
        Accounts and income taxes payable           10,436        5,345         (672)
        Deferred income taxes payable                8,465       (8,248)      13,168
        Other liabilities                           (4,807)      (1,873)      (8,948)
    Capital expenditures for real estate
      developments held for sale                      (116)      (1,972)      (5,636)
------------------------------------------------------------------------------------
            Net cash provided by operations        121,665      135,272      181,869
------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures for property              (61,638)     (98,510)     (45,598)
    Capital expenditures for real estate
      developments held for investment             (16,834)     (13,227)      (2,898)
    Receipts from disposal of income
      producing property, investments and other
      assets                                         3,688        4,818          728
    Proceeds from recapitalization of
      subsidiary                                        --       83,841           --
    Proceeds from partial sale of subsidiary            --       14,940           --
    Deposits into Capital Construction Fund        (19,464)     (10,000)     (11,656)
    Withdrawals from Capital Construction Fund      11,458       14,377       50,000
    Increase in investments - net                   (5,705)      (7,745)        (822)
------------------------------------------------------------------------------------
            Net cash used in investing
            activities                             (88,495)     (11,506)     (10,246)
------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt        39,500       30,000       34,500
    Payments of long-term debt                     (30,533)     (68,985)    (109,082)
    Proceeds (payments) from short-term
      borrowings - net                             (52,000)      40,000      (45,000)
    Repurchases of capital stock                   (34,824)     (20,838)     (16,585)
    Proceeds from issuance of capital stock            101        1,575        2,132
    Dividends paid                                 (38,899)     (40,323)     (39,789)
------------------------------------------------------------------------------------
            Net cash used in financing
            activities                            (116,655)     (58,571)    (173,824)
------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
    Net increase (decrease) for the year           (83,485)      65,195       (2,201)
    Balance, beginning of year                      86,818       21,623       23,824
------------------------------------------------------------------------------------
    Balance, end of year                        $    3,333   $   86,818   $   21,623
====================================================================================
OTHER CASH FLOW INFORMATION:
    Interest paid, net of amounts
      capitalized                               $   17,772   $   26,890   $   30,956
    Income taxes paid, net of refunds               34,213       34,672       29,775
NON-CASH ACTIVITIES:
    Tax-deferred property sales                     34,883       67,258       17,388
    Tax-deferred property purchases                 34,907       85,896       22,170
    Transfer of assets to joint venture             16,438           --           --
    Securities retained in connection
      with partial sale of subsidiary                   --       34,960           --

See notes to financial statements.



BALANCE SHEETS
(In thousands, except per-share amounts)

December 31,                                        1999              1998
------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                   $      3,333      $     86,818
    Accounts and notes receivable:
        Trade, less allowances of $7,734 and
          $6,272                                     122,604           114,885
        Other                                         14,033            14,923
    Inventories:
        Sugar and coffee                               4,543             6,336
        Materials and supplies                        11,384            13,436
    Real estate held for sale                         12,706             8,535
    Deferred income taxes                             16,260             9,524
    Prepaid expenses and other assets                 20,739             9,407
    Accrued deposits to Capital Construction          (3,152)           (9,070)
      Fund
------------------------------------------------------------------------------
            Total current assets                     202,450           254,794
------------------------------------------------------------------------------

INVESTMENTS                                          158,726           159,068
------------------------------------------------------------------------------

REAL ESTATE DEVELOPMENTS                              60,810            57,690
------------------------------------------------------------------------------

PROPERTY:
    Land                                              86,421            77,272
    Buildings                                        241,009           213,713
    Vessels                                          766,525           757,730
    Machinery and equipment                          510,407           565,577
    Water, power and sewer systems                    83,980            80,601
    Other property improvements                       60,244            92,531
------------------------------------------------------------------------------
            Total                                  1,748,586         1,787,424
    Less accumulated depreciation and
      amortization                                   819,959           837,704
------------------------------------------------------------------------------
            Property - net                           928,627           949,720
------------------------------------------------------------------------------

CAPITAL CONSTRUCTION FUND                            145,391           143,303
------------------------------------------------------------------------------

PENSION ASSETS                                        40,987            24,212
------------------------------------------------------------------------------

OTHER ASSETS -  NET                                   24,469            16,853
------------------------------------------------------------------------------


            Total                               $  1,561,460      $  1,605,640
==============================================================================



See notes to financial statements.



                                                    1999              1998
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Notes payable and current portion of
      long-term debt                            $     22,500      $     45,533
    Short-term commercial paper borrowings                --            42,000
    Accounts payable                                  55,655            37,781
    Payrolls and vacation pay                         16,699            14,935
    Uninsured claims                                  12,742            13,398
    Post-retirement benefit obligations--
      current portion                                  2,878             3,115
    Taxes other than income                            4,414             4,096
    Accrued and other liabilities                     27,757            26,823
------------------------------------------------------------------------------
            Total current liabilities                142,645           187,681
------------------------------------------------------------------------------

LONG-TERM LIABILITIES:
    Long-term debt                                   277,570           255,766
    Post-retirement benefit obligations               60,767            61,929
    Uninsured claims                                  16,780            18,180
    Other                                             34,381            34,413
------------------------------------------------------------------------------
            Total long-term liabilities              389,498           370,288
------------------------------------------------------------------------------

DEFERRED INCOME TAXES                                358,354           353,029
------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
    Capital stock -- common stock without
      par value; authorized, 150,000 shares
      ($.75 stated value per share);
      outstanding, 42,526 shares in 1999
      and 44,028 shares in 1998                       34,933            36,098
    Additional capital                                53,124            51,946
    Unrealized holding gains on securities            49,461            63,329
    Retained earnings                                545,849           555,820
    Cost of treasury stock                           (12,404)          (12,551)
------------------------------------------------------------------------------
            Total shareholders' equity               670,963           694,642
------------------------------------------------------------------------------


            Total                               $  1,561,460      $  1,605,640
==============================================================================



STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Three Years Ended December 31, 1999
--------------------------------------------------------------------------------------------------------------------
                                                   Capital Stock
                                     ------------------------------------------
                                            Issued              In Treasury
                                     ---------------------   ------------------
                                                                                               Unrealized
                                                                                  Additional     Holding    Retained
                                     Shares   Stated Value   Shares     Cost        Capital       Gains     Earnings
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           49,533     $ 37,150      4,194   $(13,373)   $ 43,377     $ 48,205     $568,969

Changes in 1997:
   Shares repurchased and retired      (624)        (468)                                                    (16,117)
   Stock options exercised              234          175                             5,098
   Acquired in payment of options      (123)         (92)                                                     (3,315)
   Issued--incentive plans                6            4        (49)       476         962
   Unrealized holding gains on
      securities                                                                                  6,939
   Net income                                                                                                 81,387
   Cash dividends -- $.88 per share                                                                          (39,789)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997           49,026       36,769      4,145    (12,897)     49,437       55,144      591,135

Changes in 1998:
   Shares repurchased and retired      (969)        (727)                                                    (20,111)
   Stock options exercised               68           51                             1,558
   Acquired in payment of options        (1)          (1)                                                        (23)
   Issued--incentive plans                8            6        (41)       346         951
   Unrealized holding gains on
      securities                                                                                  8,185
   Net income                                                                                                 25,142
   Cash dividends -- $.90 per share                                                                          (40,323)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998           48,132       36,098      4,104    (12,551)     51,946       63,329      555,820

CHANGES IN 1999:
   Shares repurchased and retired    (1,565)      (1,173)                                                    (33,651)
   Stock options exercised                5            4                                97
   Issued--incentive plans                7            4        (51)       147       1,081
   Unrealized holding loss on
      securities                                                                                (13,868)
   Net income                                                                                                 62,579
   Cash dividends -- $.90 per share                                                                          (38,899)
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999           46,579     $ 34,933      4,053   $(12,404)   $ 53,124     $ 49,461     $545,849
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

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally on closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the Balance Sheets. When construction is complete, the costs are reclassified as either Real Estate Held for Sale or Property, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as either operating or investing activities, based upon the Company's intention to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue from bulk raw sugar sales is recorded when delivered to the cooperative of Hawaiian producers based on the estimated net return to producers. Revenue from coffee is recorded when sold to third parties.

Costs of growing and harvesting sugar cane are charged to the cost of production in the year incurred and to cost of sales as raw sugar is delivered to the cooperative of Hawaiian producers.

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

INVENTORIES: Raw sugar and coffee inventories are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs, which do not improve or extend asset lives, are charged to expense as incurred. Gains or losses from property disposals are included in income.

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

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA) and the Hawaii Stevedoring Industry Committee, which negotiate multi-employer pension plans covering certain shoreside bargaining unit personnel. The subsidiaries directly negotiate multi-employer pension plans covering other bargaining unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, non-contributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other certain assets) and of debt instruments, are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flows. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be estimated reasonably.

YEAR-2000 COSTS: Computer and related costs necessary to prepare for the Year-2000 date change were treated as an operating expense in the year incurred, unless a computer system was being replaced for operating reasons as well as for Year-2000 compliance, in which case the costs were capitalized. The annual amounts charged to expense were not significant. (See Management's Discussion and Analysis, unaudited, for additional information.)

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation.

2.   INVESTMENTS AND PARTIAL SALE OF SUBSIDIARY

At December 31, 1999 and 1998, investments consisted principally of marketable equity securities, equity in affiliated companies, limited partnership interests and purchase-money mortgages, as follows (in thousands):

                                                   1999             1998
---------------------------------------------------------------------------
Marketable equity securities                    $   88,485       $  110,119
Equity in affiliated companies:
  California and Hawaiian Sugar Company,
    Inc. (C&H)                                      37,591           34,960
  SSA Terminals, LLC (SSAT)                         18,278               --
  Sea Star Line, LLC (Sea Star)                      8,429            7,008
  Other                                                300              600
Limited partnership interests, purchase-money
  mortgages and other                                5,643            6,381
---------------------------------------------------------------------------
Total Investments                               $  158,726       $  159,068
===========================================================================

MARKETABLE EQUITY SECURITIES: The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity.

The components of the net unrealized holding gains at December 31, 1999 and 1998 were as follows (in thousands):

                                                   1999             1998
---------------------------------------------------------------------------
Market value                                    $   88,485       $  110,119
Less historical cost                                10,173            9,851
---------------------------------------------------------------------------
Unrealized holding gains                            78,312          100,268
Less deferred income taxes                          28,851           36,939
---------------------------------------------------------------------------
Net unrealized holding gains                    $   49,461       $   63,329
===========================================================================

EQUITY IN AFFILIATED COMPANIES: On December 24, 1998, the Company recognized a loss of $19,756,000 on the sale of a majority of its equity interest in its sugar refining and marketing unit, C&H. The Company received approximately $45,000,000 in cash, after the repayment of certain C&H indebtedness, $25,000,000 in senior preferred stock, and $9,600,000 in junior preferred stock. The Company retained an approximately 36 percent common stock interest in the recapitalized C&H. The Company holds all of C&H's senior preferred stock and 40 percent of C&H's junior preferred stock. Dividends on the senior and junior preferred stocks are cumulative. Through December 2003, dividends on the senior preferred stock may be paid either in cash or by issuance of additional shares of senior preferred stock. Shares of senior preferred stock received as dividends are valued at their estimated realizable values. C&H must redeem from the Company, at one thousand dollars per share, the outstanding senior preferred stock in December 2009 and outstanding junior preferred stock in December 2010. C&H is included in the consolidated results of the Company up to the date of the sale. Effective December 24, 1998, the Company began accounting for its investment in C&H under the equity method. Financial information for C&H as of December 31, 1999 and 1998 and for the year ended December 31, 1999 follows (in thousands):


CONDENSED BALANCE SHEETS                       1999             1998
----------------------------------------------------------------------
ASSETS:
    Current                                 $  82,707        $  77,109
    Property and other                        136,941          139,191
----------------------------------------------------------------------
Total                                       $ 219,648        $ 216,300
======================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
    Current                                 $  39,044        $  36,092
    Long-term debt and other                  117,064          123,845
    Shareholders' equity, including
      preferred stock                          63,540           56,363
----------------------------------------------------------------------
Total                                       $ 219,648        $ 216,300
======================================================================

CONDENSED STATEMENT OF INCOME                  1999
-----------------------------------------------------
  Revenue                                   $ 470,838
  Cost and Expenses                           463,454
-----------------------------------------------------
  Net Income                                $   7,384
=====================================================

In September 1998, the Company invested in a joint venture with Saltchuk Resources, Inc. and International Shipping Agency, Inc. to form Sea Star, which operates an ocean transportation service between Florida and Puerto Rico. The Company charters two vessels to Sea Star. This investment represents a minority interest and is accounted for under the equity method.

In July 1999, the Company entered into a joint venture with Stevedoring Services of America to form SSAT, which provides stevedoring and terminal services at six terminals in three West Coast ports to the Company and other shipping lines. Each company contributed the assets of their California and Seattle, Washington terminals. This investment represents a minority interest and is accounted for under the equity method.

The carrying amounts of investments in affiliated companies approximated their fair values at December 31, 1999 and 1998.

LIMITED PARTNERSHIP INTERESTS AND PURCHASE-MONEY MORTGAGES: The investments in limited partnerships are recorded at the lower of cost or fair value and purchase-money mortgages are recorded at cost. The purchase-money mortgages are intended to be held to maturity. The values of the investments in limited partnerships are assessed annually.

See Note 5 for a discussion of market values of investments in the Capital Construction Fund.

3.   CHANGE IN ACCOUNTING METHOD FOR INSURANCE-RELATED ASSESSMENTS

The Company self-insured a portion of its federal workers' compensation liability through October 1, 1999. As such, the Company utilized the U.S. Department of Labor (DOL) second injury fund, as authorized by Section 8(f) of the U.S. Longshore and Harborworkers' Compensation Act. Under this Act, the DOL annually assesses self-insurers for their share of the related cost. Through 1997, these assessments were recorded as expense in the year the amounts were assessed and paid. Effective January 1, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement requires that the Company record, as a liability, the expected cost of future assessments relating to existing compensation claims made prior to the end of the fiscal year. In adopting this statement, the Company recorded a one-time, non-cash charge to 1998 earnings of $9,282,000 ($5,801,000 net of income tax, $0.13 per share), representing the cumulative effect of the accounting change as of January 1, 1998. The discount rate used in estimating the liability was 5.43%. On an undiscounted basis, the pre-tax liability was approximately $13,869,000 as of December 31, 1998. As of December 31, 1999, the undiscounted liability was $15,364,000 and the pre-tax discounted liability was $9,862,000, using a discount rate of 6.76%. The effect of the change on operating costs was not significant for the current or prior years.

4.   WRITE-DOWN OF LONG-LIVED ASSETS

The Company began growing coffee in Hawaii in 1987 as an alternative crop to sugar cane. Since inception, the Company's coffee operation has continually generated operating losses and negative cash flows. During the second half of 1999, the Company significantly reduced the workforce and changed its marketing and selling plans. To exacerbate the problem further, in 1999, coffee commodity prices dropped significantly, due to an oversupply of coffee in the marketplace. Because of continuing cash-flow losses, the ongoing viability of the coffee operation was evaluated again. As a result, the Company determined that the estimated future cash flows of the coffee operation were less than the carrying value of its productive assets, consisting mainly of orchards and field and processing equipment. Accordingly, a $15,410,000 (pre-tax) charge was recorded to write-down these productive assets to their fair value (i.e., present value of estimated future cash flows).

During 1998, the Company changed the strategic direction of its 1,045 acre Kukui'Ula real estate development, from a single master-planned residential community to a series of individual subdivisions with fewer units, as a result of continued weaknesses in the State's and Kauai's economy and real estate markets. As a result, the Company determined that its investment in a waste water treatment plant (WWTP) could not be recovered through the WWTP's future cash flows; accordingly, the costs of the WWTP were reduced by $15,900,000, to the plant's fair value, which was based on the present value of estimated future cash flows. Under the original higher-density Kukui'Ula development plan, the cost of the WWTP would have been recoverable from its future cash flows. The changes in the development plan also resulted in the write-off of $4,316,000 for design and study costs, which were determined to have no future economic benefit. The remaining carrying cost of the Kukui'Ula project is approximately $29,650,000 and, based on current development plans, the Company has determined that this amount is recoverable from the project's future cash flows.

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

Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of December 31, 1999, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 1999 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

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

At December 31, 1999 and 1998, the balances on deposit in the CCF are summarized in Table 1.


TABLE 1 (In thousands)
-------------------------------------------------------------------    ----------------------------------
                                               1999                                 1998
---------------------------------------------------------------------------------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value        Loss          Cost      Value        Gain
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 37,086    $ 35,843     $ (1,243)   $ 52,606    $ 53,108     $    502
Cash and cash equivalents          105,153     104,958         (195)     81,627      81,627           --
Accrued deposits                     3,152       3,152                    9,070       9,070           --
---------------------------------------------------------------------------------------------------------
Total                             $145,391    $143,953     $ (1,438)   $143,303    $143,805     $     502
=========================================================================================================


Fair value of the mortgage-backed securities was determined by an outside investment management company, based on experience trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter. The Company earned $3,152,000 in 1999, $4,514,000 in 1998 and $5,897,000 in 1997 on its investments in mortgage-backed securities. The fair values of other CCF investments are based on quoted market prices. These other investments mature no later than May, 2001. There were no sales of securities classified as "held-to-maturity" during 1999 or 1998.

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

The status of the funded defined benefit pension plans and the unfunded accumulated post-retirement benefit plans, at December 31, 1999, 1998 and 1997, is shown in Table 2 (page 41).

The net periodic benefit cost for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 1999, 1998 and 1997 is summarized in Table 3 (page 42).

As described in Note 2, the Company sold a majority of its interest in C&H during 1998. The impact of this transaction on the benefit obligation and the plan assets is noted in Table 2. At the time of the transaction, C&H had recorded in its financial statements net obligations of $12,300,000 and $46,500,000 for its pension and post-retirement benefit plans, respectively.

The assumptions used to determine the benefit information were as follows:


                                     Pension Benefits             Other Post-retirement Benefits
                                  ----------------------          ------------------------------
                                  1999     1998     1997              1999     1998     1997
------------------------------------------------------------------------------------------------
Discount rate                     7.75%    6.75%    7.25%             7.75%    6.75%    7.25%
Expected return on plan assets    9.00%    9.00%    9.00%                --       --       --
Rate of compensation increase     4.25%    4.25%    4.25%             4.25%    4.25%    4.25%


For post-retirement benefit measurement purposes, a 10-percent annual rate of increase in the per capita cost of covered health care benefits was assumed through 2001. The rate was assumed to decrease to 5-percent for 2002 and remain at that level thereafter. Unrecognized gains and losses of the post-retirement benefit plans are amortized over five years.

If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 1999, 1998 and 1997, and the net periodic post-retirement benefit cost for 1999, 1998 and 1997, would have increased or decreased as follows (in thousands):



                                                Other Post-retirement Benefits
                                                      One Percentage Point
                                  ---------------------------------------------------------------
                                          Increase                            Decrease
                                  ---------------------------       -----------------------------
                                   1999      1998      1997          1999       1998       1997
-------------------------------------------------------------------------------------------------
Effect on total of service and
  interest cost components        $   416   $   689   $ 1,172       $  (347)   $  (583)   $(1,016)
Effect on post-retirement
  benefit obligation              $ 4,062   $ 5,157   $11,113       $(3,388)   $(4,387)   $(9,786)


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

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $10,801,000 and $11,860,000 at December 31, 1999 and 1998, respectively. The annual expense associated with the non-qualified plans was not significant.

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $4,367,000 in 1999, $5,633,000 in 1998 and $5,828,000 in 1997. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

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

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $158,000 as of December 31, 1999, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.



Table 2 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1999         1998         1997         1999         1998         1997
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                $ 229,573    $ 354,883    $ 326,095    $  55,298    $  91,112    $  93,596
Service cost                           5,705        7,182        6,692          892        1,154        1,310
Interest cost                         15,013       25,024       23,807        3,460        5,474        6,250
Plan participants' contributions          --           --           --        1,423        1,615        1,635
Actuarial (gain) loss                (25,177)      20,682       16,567       (8,198)      (8,482)      (4,198)
Sale of subsidiary                        --     (158,758)          --           --      (29,615)          --
Benefits paid                        (12,109)     (22,631)     (21,687)      (4,320)      (6,326)      (6,933)
Amendments                            10,129        3,191        2,997           --          366         (548)
Settlements                           (1,304)          --           --           --           --           --
Curtailments                          (3,823)          --           --         (719)          --           --
Special or contractual
  termination benefits                   182           --          412           --           --           --
-------------------------------------------------------------------------------------------------------------
Benefit obligation at
  end of year                        218,189      229,573      354,883       47,836       55,298       91,112
-------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                  338,267      443,249      380,909           --           --           --
Actual return on plan assets          56,236       72,646       84,027           --           --           --
Settlements                           (1,304)          --           --           --           --           --
Sale of subsidiary                        --     (154,997)          --           --           --           --
Benefits paid                        (12,109)     (22,631)     (21,687)          --           --           --
-------------------------------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                     381,090      338,267      443,249           --           --           --
-------------------------------------------------------------------------------------------------------------

Plan assets less benefit
  obligation                         162,901      108,694       88,366      (47,836)     (55,298)     (91,112)
Unrecognized net actuarial gain     (135,670)     (88,373)     (91,012)     (15,841)     (10,104)     (22,353)
Unrecognized transition asset           (183)        (876)      (1,869)          --           --           --
Unrecognized prior
  service cost (benefit)              13,939        4,767        5,707           32          358       (3,824)
-------------------------------------------------------------------------------------------------------------
Accrued asset (obligation)         $  40,987    $  24,212    $   1,192    $ (63,645)   $ (65,044)   $(117,289)
=============================================================================================================




Table 3 (In thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     1999         1998         1997         1999         1998         1997
-------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                       $   5,705    $   7,182    $   6,692    $     892    $   1,154    $   1,310
Interest cost                         15,013       25,024       23,807        3,460        5,474        6,250
Expected return on plan
  assets                             (29,922)     (38,862)     (33,309)          --           --           --
Recognition of net gain               (4,251)      (4,128)      (2,258)      (2,644)      (7,221)      (6,315)
Amortization of prior
  service cost                           905        1,105          808            8         (359)        (368)
Amortization of unrecognized
  transition asset                      (713)        (992)        (996)          --           --           --
Recognition of settlement gain           (53)          --           --           --           --           --
Recognition of curtailment gain       (3,641)          --           --         (292)          --           --
-------------------------------------------------------------------------------------------------------------
Net periodic benefit
  cost/(income)                    $ (16,957)   $ (10,671)   $  (5,256)   $   1,424    $    (952)   $     877
=============================================================================================================

Cost of termination benefits
  recognized                       $     182    $      --    $     412    $      --    $      --    $      --
=============================================================================================================


7.   NOTES PAYABLE AND LONG-TERM DEBT

At December 31, 1999 and 1998, long-term debt consisted of the following (in thousands):

                                                1999        1998
-------------------------------------------------------------------
Commercial paper, 1999 high 6.6%, low 4.9%    $  99,570   $ 141,766
Bank variable rate loans, due after 1999,
    1999 high 6.9%, low 5.1%                     78,000      78,500
Term loans:
    7.16%, payable through 2007                  60,000      67,500
    7.43%, payable through 2007                  15,000      15,000
    7.57%, payable through 2009                  15,000          --
    7.55%, payable through 2009                  15,000          --
    7.65%, payable through 2001                  10,000      10,000
    8%, payable through 2000                      7,500      17,500
    9.05%, payable through 1999                      --       7,739
    9%, payable through 1999                         --       5,294
-------------------------------------------------------------------
Total                                           300,070     343,299
Less current portion                             22,500      45,533
Commercial paper classified as current               --      42,000
-------------------------------------------------------------------
Long-term debt                                $ 277,570   $ 255,766
===================================================================

COMMERCIAL PAPER: At December 31, 1999, $99,570,000 of commercial paper notes was outstanding under a commercial paper program used by a subsidiary to finance the construction of a vessel. Maturities ranged from 10 to 42 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

At December 31, 1998, $42,000,000 of commercial paper notes was outstanding under a separate commercial paper program used by C&H, before the partial sale of that business (see Note 2), to fund the purchases of raw sugar inventory and to provide working capital for sugar refining and marketing operations. This program was terminated on January 19, 1999 as a result of the partial sale; accordingly, the borrowings outstanding were classified as current at December 31, 1998. This program was supported by an $85,000,000 backup revolving credit facility with four commercial banks, which also was terminated in January 1999.

VARIABLE RATE LOANS: The Company has a revolving credit and term loan agreement with four commercial banks, whereby it may borrow up to $140,000,000, under revolving loans to November 30, 2001, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 12 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1999 and 1998, $60,000,000 and $50,000,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 2000, but may be canceled by the bank or the Company at any time. At December 31, 1999 and 1998, $13,000,000 and $3,500,000, respectively, were outstanding under this agreement.

The Company has a $50,000,000 one-year revolving credit agreement with a commercial bank containing a two-year term option. At December 31, 1999 and 1998, $5,000,000 and $15,000,000, respectively, were outstanding under this agreement.

The Company has a $25,000,000 one-year revolving credit agreement with a commercial bank which serves as a commercial paper liquidity back-up line. At December 31, 1999 and 1998, no amounts were outstanding under this agreement.

In 1999, the Company had an uncommitted $25,000,000 revolving credit agreement with a commercial bank. This agreement expired December 31, 1999 and was replaced in January 2000 with a comparable $25,000,000 revolving credit agreement with another commercial bank. At December 31, 1999, no amount was outstanding under either agreement. At December 31, 1998, $10,000,000 was outstanding under the initial agreement.

LONG-TERM DEBT MATURITIES: At December 31, 1999, maturities and planned prepayments of all long-term debt during the next five years totaled $22,500,000 for 2000, $15,000,000 for 2001, $7,500,000 for 2002 and $9,643,000
for 2003 and 2004.

8.   LEASES

THE COMPANY AS LESSEE: Principal operating leases include office and terminal facilities, containers and equipment leased for periods which expire between 2000 and 2026. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $28,343,000, $45,519,000 and $45,560,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Future minimum payments under operating leases as of December 31, 1999 were as follows (in thousands):

                                                     Operating
                                                       Leases
---------------------------------------------------------------
2000                                                 $   11,030
2001                                                     10,842
2002                                                     11,011
2003                                                     11,006
2004                                                     11,181
Thereafter                                              109,984
---------------------------------------------------------------
Total minimum lease payments                         $  165,054
===============================================================

The Company is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $9,344,000 and $8,800,000 at December 31, 1999 and 1998, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: The Company leases land, buildings, land improvements, and vessels under operating leases. Five vessels were leased under new agreements commencing in 1998. The historical cost of and accumulated depreciation on leased property at December 31, 1999 and 1998 were as follows (in thousands):

                                                       1999          1998
----------------------------------------------------------------------------
Leased property                                     $  571,640    $  530,967
Less accumulated amortization                          129,465       113,358
----------------------------------------------------------------------------
Property under operating leases--net                $  442,175    $  417,609
============================================================================

Total rental income under these operating leases for the three years ended December 31, 1999 was as follows (in thousands):

                                         1999          1998          1997
----------------------------------------------------------------------------
Minimum rentals                       $   93,275    $   79,268    $   35,535
Contingent rentals (based on sales
  volume)                                  1,244         1,079         1,048
----------------------------------------------------------------------------
Total                                 $   94,519    $   80,347    $   36,583
============================================================================

Future minimum rental income on non-cancelable leases at December 31, 1999 was as follows (in thousands):

                                                     Operating
                                                       Leases
---------------------------------------------------------------
2000                                                 $   92,192
2001                                                     88,705
2002                                                     84,772
2003                                                     80,851
2004                                                     75,547
Thereafter                                              190,935
---------------------------------------------------------------
Total                                                $  613,002
===============================================================

9.   INCOME TAXES

The income tax expense for the three years ended December 31, 1999 consisted of the following (in thousands):

                                         1999          1998          1997
----------------------------------------------------------------------------
Current:
    Federal                           $   21,035    $   28,877    $   30,181
    State                                  3,461         3,723         2,476
----------------------------------------------------------------------------
Total                                     24,496        32,600        32,657
Deferred                                   8,465        (8,248)       13,168
----------------------------------------------------------------------------
Income tax expense                    $   32,961    $   24,352    $   45,825
============================================================================

Total income tax expense for the three years ended December 31, 1999 differs from amounts computed by applying the statutory Federal rate to pre-tax income for the following reasons (in thousands):


                                         1999          1998          1997
----------------------------------------------------------------------------
Computed income tax expense           $   33,439    $   19,353    $   44,525
State tax on income, less
  applicable Federal tax                   3,790         1,824         3,732
Low-income housing credits                (1,161)       (1,204)       (1,214)
Fair market value over cost of
  donations                                   --            --        (1,306)
Bases differences in net assets
  acquired                                    --         3,114            --
Prior years' tax settlement               (2,815)           --            --
Other--net                                  (292)        1,265            88
----------------------------------------------------------------------------
Income tax expense                    $   32,961    $   24,352    $   45,825
============================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1999 and 1998 were as follows (in thousands):

                                                       1999          1998
----------------------------------------------------------------------------
Property basis and depreciation                     $  196,967    $  199,523
Capital Construction Fund                               52,374        51,072
Tax-deferred gains on real estate transactions          93,966        85,181
Unrealized holding gains on securities                  28,851        36,939
Post-retirement benefits                               (24,662)      (27,027)
Insurance reserves                                     (12,172)      (10,771)
Other--net                                               6,770         8,588
----------------------------------------------------------------------------
Total                                               $  342,094    $  343,505
============================================================================

In 1999, the Company reached an agreement with the Internal Revenue Service
(IRS) settling certain valuation issues relating to the Company's tax returns through 1995. This agreement resulted in a one-time reduction of income tax expense of $2,815,000 due to the reversal of previously accrued income tax liabilities. The IRS is currently auditing the Company's tax returns for 1996 and 1997. Management believes that the outcome of the current audit will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

EMPLOYEE STOCK OPTION PLANS: During 1999, the Company had two stock option plans under which key employees were granted options to purchase shares of the Company's common stock.

Under the 1998 Plan, approved at the 1998 Annual Meeting of Shareholders, option prices may not be less than the fair market value of the Company's common stock on the dates of grant, and the options become exercisable over periods determined, at the dates of grant, by the committee that administers the plan. Payments for options exercised may be made in cash or in shares of the Company's stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of the Company's stock, the option holder may receive, under a reload feature, a new stock option grant for such number of shares as is equal to the number surrendered, with an option price not less than the greater of the fair market value of the Company's stock on the date of exercise or one and one-half times the original option price. During 1999, options to purchase 515,400 shares were granted, no reload options to purchase shares were granted, no options to purchase shares were exercised, and options to purchase 2,400 shares were canceled. At December 31, 1999, options to purchase 613,000 shares were outstanding under the 1998 Plan.

The 1989 Plan is substantially the same as the 1998 Plan, except that each option generally becomes exercisable in-full one year after the date granted. The 1989 Plan terminated in January 1999, but options granted through 1998 remain exercisable. During 1999, options to purchase 4,575 shares were exercised and options to purchase 369,250 shares were canceled. At December 31, 1999, options to purchase 2,885,513 shares were outstanding under the 1989 Plan.

The 1998 and 1989 Plans also permit the issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plans. The number of incentive shares issued during 1999 or outstanding at the end of the year was not material.

DIRECTOR STOCK OPTION PLANS: The Company also has two Directors' stock option plans. Under the 1998 Directors' Plan, each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the fair market value of the shares on the date of grant. Each option to purchase shares becomes exercisable in three successive annual installments of 1,000 shares beginning one year after the date granted. During 1999, options to purchase 24,000 shares were granted and no options to purchase shares were exercised or canceled. At December 31, 1999, options to purchase 24,000 shares were outstanding under the 1998 Plan.

The 1989 Directors' Plan is substantially the same as the 1998 Directors' Plan, except that each option generally becomes exercisable in-full one year after the date granted. This plan terminated in January 1999, but options granted through termination remain exercisable. During 1999, no options to purchase shares were exercised and options to purchase 15,000 shares were canceled. At December 31, 1999, options to purchase 189,000 shares were outstanding under the 1989 Plan.

Changes in shares under all option plans, for the three years ended December 31, 1999, were as follows:

                                                           Price Range
                                             Shares         Per Share
------------------------------------------------------------------------
1996:  Outstanding, December 31             2,941,027      17.375-37.875

1997:  Granted                                586,212      25.100-34.875
       Exercised                             (263,351)     17.375-24.750
       Canceled                               (57,850)     24.750-37.875

       Outstanding, December 31             3,206,038      21.750-37.875

1998:  Granted                                606,400      22.750-29.769
       Exercised                              (65,850)     21.750-27.000
       Canceled                               (17,950)     26.250-34.000

       Outstanding, December 31             3,728,638      21.750-37.875

1999:  Granted                                539,400      20.656-20.875
       Exercised                               (4,575)     21.750-23.250
       Canceled                              (551,950)     20.875-37.875
------------------------------------------------------------------------
       OUTSTANDING, DECEMBER 31             3,711,513      20.656-34.000
========================================================================
       EXERCISABLE, DECEMBER 31             3,196,513      20.875-34.000
========================================================================

ACCOUNTING METHOD FOR STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the stock option grants had been determined consistent with SFAS No. 123, "Accounting for Stock-based Compensation," the after-tax cost for grants made in 1999, 1998, and 1997 would have been approximately $1,471,000, $2,015,000 and $1,800,000, respectively. Earnings per share for 1999, 1998 and 1997 would have declined by $0.03, $0.05 and $0.04, respectively.

SHAREHOLDER RIGHTS PLAN: The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's out-standing common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

SHARE REPURCHASES: During 1999, the Company purchased and retired 1,564,500 shares of its stock, at an average per-share price of $22.26. During 1998, the Company purchased and retired 969,200 shares, at an average per-share price of $21.50.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1999, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $81,610,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $14,500,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities, other insurance-related matters and a guarantee on a terminal facility lease. In addition, the Company maintains a letter of credit of $5,024,000 for workers' compensation claims incurred by C&H employees, under a now-closed self insurance plan, prior to December 24, 1998 (see Note 2). The Company only would be called upon to honor this letter of
credit in the event of C&H's insolvency.   The Company also has approximately
$7,954,000 of letters of credit outstanding for normal operating matters.

C&H, in which A&B has a 36-percent common stock interest, is party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative
(HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by two other Hawaii sugar growers. Under the terms of this contract, C&H is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The Company delivered to HSTC raw sugar totaling $83,412,000, $79,422,000 and $71,468,000, during 1999, 1998 and 1997, respectively.

Operating expenses in 1999 include approximately $46,856,000 paid to an unconsolidated affiliate.

A subsidiary has guaranteed obligations of $17,550,000 of an unconsolidated affiliate in which it has a minority interest.

A subsidiary transferred assets with a value of $16,438,000 to a joint venture in 1999.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.  INDUSTRY SEGMENTS

Industry segment information for 1999, 1998 and 1997, on page 23, is incorporated herein by reference.

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

The Company's reportable operating segments include Ocean Transportation, Property Development and Management and Food Products. The Ocean Transporta-tion segment carries freight between various United States and Canadian West Coast, Hawaii and other Pacific ports, and provides terminal and cargo logistics services. The Property Development and Management segment develops, manages and sells residential, commercial and industrial properties. The Food Products segment grows and processes raw sugar and molasses; invests in a sugar refining and marketing business (see Note 2); grows, mills and markets coffee; and generates and sells electricity.

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

PARENT COMPANY, PRINCIPAL SUBSIDIARIES AND AFFILIATES1

ALEXANDER & BALDWIN, INC.                         HONOLULU, HAWAII

  Division:
    Hawaiian Commercial & Sugar Company           Puunene, Maui

  Subsidiaries:
    A&B Development Company (California)          San Francisco
    A&B Properties, Inc.                          Honolulu
    East Maui Irrigation Company, Limited         Puunene, Maui
    Kukui'Ula Development Company, Inc.           Poipu, Kauai
    Matson Navigation Company, Inc.               San Francisco
      Subsidiaries:
        Matson Intermodal System, Inc.            San Francisco
        Matson Services Company, Inc.             San Francisco
        Matson Terminals, Inc.                    San Francisco
        Matson Logistics Solution, Inc.           San Francisco
    McBryde Sugar Company, Limited                Eleele, Kauai
      Subsidiary:
        Kauai Coffee Company, Inc.                Eleele, Kauai
    Kahului Trucking & Storage, Inc.              Kahului, Maui
    Kauai Commercial Company, Incorporated        Puhi, Kauai

HAWAIIAN SUGAR & TRANSPORTATION CO0PERATIVE2      PUUNENE, MAUI

C&H SUGAR COMPANY, INC.3                          CROCKETT, CALIFORNIA


--------------------------------------
1 Wholly owned unless otherwise indicated
2 A cooperative owned with other Hawaii sugar companies
3 An affiliated company, approximately 40% owned by A&B


Quarterly Results (Unaudited)

Segment results by quarter for 1999 and 1998 are listed below (in thousands, except per-share amounts):

                                                      1999                                        1998
                                   -----------------------------------------   -----------------------------------------
                                   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
------------------------------------------------------------------------------------------------------------------------
Revenue:
  Ocean Transportation             $204,101   $185,529   $187,836   $169,195   $181,618   $180,202   $182,124   $178,800
  Property Development
  and Management:
       Leasing                       11,786     10,852     10,833     11,587      9,946      9,576      9,198      9,235
       Sales                          4,940      7,985     27,179      7,932      7,563      6,246     60,792      7,781
  Food Products                      31,279     39,812     37,269      8,002    128,173    129,620    112,994     94,874
  Other                                 977        726        726        726        726        718        717        717
---------------------------------------------------------------------------------------------------------------------------
          Total Revenue            $253,083   $244,904   $263,843   $197,442   $328,026   $326,362   $365,825   $291,407
===========================================================================================================================

Operating Profit:
  Ocean Transportation             $ 18,299   $ 21,896   $ 25,318   $ 18,265   $ 15,941   $ 16,200   $ 16,787   $ 17,370
  Property Development
  and Management:
       Leasing                        6,919      6,562      6,394      7,622      5,360      5,786      5,589      5,899
       Sales                            323      1,590      9,949      5,540      1,394      1,633     13,994      4,642
  Food Products                       2,992      4,828      2,019      1,471      7,725      7,557      3,047      2,998
  Other                                 911        693        690        650        691        642        685        678
---------------------------------------------------------------------------------------------------------------------------
          Total Operating Profit     29,444     35,569     44,370     33,548     31,111     31,818     40,102     31,587
Write-down of Kauai Coffee1         (15,410)        --         --         --         --         --         --         --
Write-down of Kukui'Ula2                 --         --         --         --    (20,216)        --         --         --
Loss on Partial Sale of C&H2             --         --         --         --    (19,756)        --         --         --
Interest Expense                     (4,669)    (4,209)    (4,369)    (4,527)    (6,197)    (6,229)    (6,293)    (6,080)
General Corporate Expenses           (3,286)    (3,941)    (3,100)    (3,880)    (4,085)    (3,539)    (3,459)    (3,469)
---------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income
  Taxes and Accounting Change         6,079     27,419     36,901     25,141    (19,143)    22,050     30,350     22,038
Income Taxes                         (1,063)    (8,943)   (13,652)    (9,303)     3,562     (8,270)   (11,380)    (8,264)
Cumulative Effect of Change in
  Accounting Method3                     --         --         --         --         --         --         --     (5,801)
---------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                  $  5,016   $ 18,476   $ 23,249   $ 15,838   $(15,581)  $ 13,780   $ 18,970   $  7,973
===========================================================================================================================

Basic and Diluted
  Earnings (Loss) Per Share        $   0.12   $   0.43   $   0.54   $   0.36   $  (0.35)  $   0.31   $   0.42   $   0.18
===========================================================================================================================

1 See Note 4 for discussion of the write-down of Kauai Coffee assets in 1999.
2 See Notes 2 and 4 for discussion of the partial sale of California and Hawaiian Sugar Company, Inc. and the write-down of real estate assets in 1998.
3 See Note 3 regarding accounting change adopted in fourth quarter of 1998.


General Information

BOARD OF DIRECTORS

Members of the Board of Directors beneficially own approximately two percent of A&B shares.

At the Annual Meeting of Shareholders on April 22, 1999, shareholders elected a total of 12 directors, all of whom were nominated by the Board: Michael J. Chun, John C. Couch, Leo E. Denlea, Jr., W. Allen Doane, Walter A. Dods, Jr., Charles G. King, Carson R. McKissick, C. Bradley Mulholland, R. J. Pfeiffer, Lynn M. Sedway, Maryanna G. Shaw and Charles M. Stockholm.

On March 30, 1999, Alexander C. Waterhouse, Advisory Director and grandson of A&B founder, Samuel T. Alexander, passed away.

On July 14, 1999, the Company announced that John C. Couch, a member of the Board of Directors and former A&B Chairman, President and Chief Executive Officer, had decided to retire from the Company, effective September 30, 1999. Mr. Couch ceased to be a Director on August 10, 1999.

On August 26, 1999, the A&B Board of Directors named Charles M. Stockholm Chairman of the Board. Mr. stockholm also was named Chairman of the Boards of Matson and A&B-Hawaii, Inc. (ABHI).

On the same day, R. J. Pfeiffer, Chairman of the Board since July 27, 1998, returned to the position of Chairman Emeritus, a position he had held previously from 1995 until mid-1998. Mr. Pfeiffer had been A&B's Chairman of the Board from 1980 to 1995 and a director from 1978 to 1995.

MANAGEMENT, ORGANIZATION

On April 9, 1999, the Company announced that Miles B. King, a Vice President and the Chief Administrative Officer of A&B, would leave the Company on May 10, 1999 to join another company.

On October 8, 1999, the Company announced that Glenn R. Rogers, Executive Vice President, Chief Financial Officer and Treasurer of A&B, would retire from the Company, effective December 31, 1999. Until a successor is named,
G. Stephen Holaday will act as Chief Financial Officer.

On December 15, 1999, A&B announced that, to streamline the corporate structure, its subsidiary, ABHI, would be merged into the parent company at the end of the year. Coincident with the merger, John F. Gasher and
G. Stephen Holaday were named vice presidents of A&B and Thomas A. Wellman was named Treasurer.

CREDIT RATINGS

As discussed in Note 7 to the financial statements, Matson had outstanding commercial paper notes totaling $99.6 million at December 31, 1999. The Matson notes are rated A-1, P-1 and D-1 by Standard & Poor's, Moody's and Duff & Phelps, respectively. Standard & Poor's rates Matson's long-term debt as A-.

STOCK INDEXES

A&B is included in the Dow Jones Transportation Index, the Dow
Jones Composite Index, the Dow Jones Marine Transportation Index and the
S&P MidCap 400 Index. As of September 1999, A&B was included in the new Dow Jones Sustainability Group Index.

DIRECTORS AND OFFICERS

ALEXANDER & BALDWIN, INC.

DIRECTORS

MICHAEL J. CHUN (56)**
President, The Kamehameha Schools
(educational institution)

LEO E. DENLEA, JR. (68)**
Retired Chairman of the Board, President and Chief Executive Officer,
Farmers Group, Inc. (insurance)

W. ALLEN DOANE (52)
President and Chief Executive Officer,
Alexander & Baldwin, Inc.
Vice Chairman,
Matson Navigation Company, Inc.

WALTER A. DODS, JR. (58)*
Chairman of the Board and
Chief Executive Officer,
BancWest Corporation
Chairman of the Board and
Chief Executive Officer,
First Hawaiian Bank (banking)

CHARLES G. KING (54)**
President, King Windward Nissan
President, King Auto Center
(automobile dealership)

CARSON R. MCKISSICK (67)*
Managing Director,
The Corporate Development Company
(financial advisory services)

C. BRADLEY MULHOLLAND (58)
Executive Vice President,
Alexander & Baldwin, Inc.
President and Chief Executive Officer,
Matson Navigation Company, Inc.

LYNN M. SEDWAY (58)*
President, Sedway Group,
a CB Richard Ellis company
(real estate consulting)

MARYANNA G. SHAW (61)*
Private investor

CHARLES M. STOCKHOLM (67)**
Chairman of the Board,
Alexander & Baldwin, Inc.
Chairman of the Board,
Matson Navigation Company, Inc.
Managing Director,
Trust Company of the West
(investment management services)

R. J. PFEIFFER (80)
Chairman Emeritus of the Board,
Alexander & Baldwin, Inc.
Chairman Emeritus of the Board,
Matson Navigation Company, Inc.


 * Audit Committee Members
** Compensation and Stock Option Committee Members


ALEXANDER & BALDWIN, INC.

OFFICERS

CHARLES M. STOCKHOLM (67)
Chairman of the Board

W. ALLEN DOANE (52)
President and Chief Executive Officer

C. BRADLEY MULHOLLAND (58)
Executive Vice President

MEREDITH J. CHING (43)
Vice President (Government & Community Relations)

JOHN F. GASHER (66)
Vice President (Human Resources)

G. STEPHEN HOLADAY (55)
Vice President, Acting Chief Financial Officer
(Plantation General Manager, HC&S)

JOHN B. KELLEY (54)
Vice President (Corporate Planning & Investor Relations)

STANLEY M. KURIYAMA (46)
Vice President (Properties Group)
(Chief Executive Officer and Vice Chairman of the
Board, A&B Properties, Inc.)

MICHAEL J. MARKS (61)
Vice President, General Counsel and Assistant Secretary

THOMAS A. WELLMAN (41)
Controller and Treasurer

ALYSON J. NAKAMURA (34)
Secretary

MATSON NAVIGATION COMPANY, INC.

OFFICERS

CHARLES M. STOCKHOLM (67)
Chairman of the Board

W. ALLEN DOANE (52)
Vice Chairman of the Board

C. BRADLEY MULHOLLAND (58)
President and Chief Executive Officer

RAYMOND J. DONOHUE (63)
Senior Vice President and Chief Financial Officer

GARY J. NORTH (55)
Senior Vice President (Operations)
(President and Chief Operating Officer,
Matson Terminals, Inc.)

KEVIN C. O'ROURKE (53)
Senior Vice President and General Counsel

PAUL E. STEVENS (47)
Senior Vice President (Marketing)

RICHARD S. BLISS (61)
Vice President (Area Manager, Pacific Northwest)

ROBERT L. DAWDY (55)
Vice President (West Coast Operations)

BRANTON B. DREYFUS (46)
Vice President (Area Manager, Hawaii)

RONALD J. FOREST (44)
Vice President (Area Manager, Southern California)

PHILIP M. GRILL (52)
Vice President (Government Relations)

DALE B. HENDLER (46)
Vice President (Area Manager, Northern California)

MERLE A. K. KELAI (68)
Vice President (Community Relations and
Government Affairs)

JUDITH A. WILLIAMS (56)
Vice President (Corporate Planning & Development)

MICHAEL J. MARKS (61)
Secretary

TIMOTHY H. REID (53)
Treasurer

JOSEPH A. PALAZZOLO (51)
Controller

All positions as of December 31, 1999
All ages as of March 31, 2000

INVESTOR INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held in the Plaza Meeting Room on the ground floor of Amfac Center, 745 Fort Street, Honolulu, Hawaii at 10 a.m. on Thursday, April 27, 2000.

INVESTOR INFORMATION

Corporate news releases, the annual report, proxy statement and other informa-tion about the Company are available at A&B's Web site on the Internet: www.alexanderbaldwin.com.
-------------------------

Shareholders having questions about A&B are encouraged to write to Allen Doane, President and Chief Executive Officer; or Alyson J. Nakamura, Secretary.

Inquiries from professional investors may be directed to John B. Kelley, Vice President, Corporate Planning & Investor Relations. Phone (808) 525-8422 E-mail: invrel@alexanderbaldwin.com

FORM 10-K

Shareholders may obtain a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge, by writing to Alyson J. Nakamura, Secretary, Alexander & Baldwin, Inc., P.O. Box 3440, Honolulu, HI 96801-3440.

TRANSFER AGENT & REGISTRAR

CHASEMELLON SHAREHOLDER SERVICES
San Francisco, California and Ridgefield Park, New Jersey

For questions regarding stock certificates, dividends, or other transfer-related matters, representatives of the Transfer Agent may be reached at 1-800-356-2017 between 9 a.m. and 7 p.m., Eastern Time or on the Internet at www.chasemellon.com. Correspondence may be sent to: P.O. Box 3315, So.
-------------------
Hackensack, NJ 07606.

AUDITORS

DELOITTE & TOUCHE LLP
Honolulu, Hawaii

COMMON STOCK

A&B common shares trade under the symbol ALEX on The NASDAQ Stock MarketSM.
A summary of daily stock transactions is listed in the NASDAQ National Market Issues section of major newspapers. Trading volume averaged 105,841 shares a day in 1999, compared with 109,380 shares a day in 1998 and 68,734 in 1997. Currently, 18 firms make a market in ALEX.

High and low sales prices per share, by quarter, for 1999 and 1998 were:

Quarter               1999                   1998
----------------------------------------------------------
First             $ 23-1/8 - 18-5/8      $ 30-3/4 - 25
Second              24     - 19            31-1/8 - 25-7/8
Third               27-1/8 - 21-3/4        29-7/8 - 19-3/4
Fourth              25-3/8 - 21-3/8        23-1/4 - 18-13/16

DIVIDENDS

A&B strives to pay the highest possible dividends commensurate with operating and capital needs. The Company has paid cash dividends in every quarter since 1903. The most recent increase in the quarterly dividend rate was effective in the first quarter of 1998, from 22 cents a share to 22.5 cents. In 1999, total dividend payments to shareholders were $38.9 million, 62 percent of reported earnings for the year.

The following dividend schedule for 2000 has been set, subject to final approval by the A&B Board of Directors:

Quarterly       Declaration         Record          Payment
Dividend           Date              Date            Date
-----------------------------------------------------------
First            Jan. 27            Feb. 14         March 2
Second           April 27           May 8           June 1
Third            June 22            Aug. 3          Sept. 7
Fourth           Oct. 26            Nov. 9          Dec. 7


ALEXANDER & BALDWIN, INC.
822 BISHOP STREET HONOLULU, HI 96813-3924
P. O. BOX 3440 HONOLULU, HI 96801-3440
TELEPHONE:  808-525-6611 FAX: 808-525-6652
WEBSITE: www.alexanderbaldwin.com