Form 10-K, Exhibit 13
period 2000-12-31
ALEXANDER & BALDWIN INC
filed 2001-03-26
CIK 3453

ALEXANDER & BALDWIN 2000 AR


[Inside Front Cover]

CORPORATE PROFILE

Alexander & Baldwin, Inc. is a diversified corporation with most of its operations centered in Hawaii. Its principal businesses are:

PROPERTY DEVELOPMENT & MANAGEMENT
Developing real property, primarily in Hawaii
Selling residential and commercial property
Managing a portfolio of commercial/industrial properties

OCEAN TRANSPORTATION
Carrying freight, primarily between Pacific Coast ports, Hawaii ports and Guam Conducting related shoreside operations
Arranging domestic intermodal transportation

FOOD PRODUCTS
Growing sugar cane and producing raw sugar
Growing, marketing and distributing coffee

A&B was founded in 1870 and incorporated in 1900. Alexander & Baldwin's corporate headquarters are located in Honolulu, Hawaii. Its common stock is traded on The Nasdaq Stock MarketSM under the symbol ALEX.

FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------
                                   2000                1999          Change
---------------------------------------------------------------------------
Revenue1                      $1,068,646,000     $  999,998,000         7%
Operating Profit              $  158,576,000     $  142,931,000        11%
Net Income                    $   90,574,000     $   62,579,000        45%
 Per Share                    $         2.21     $         1.45        52%
Cash Dividends                $   36,785,000     $   38,899,000        -5%
 Per Share                    $         0.90     $         0.90          _
Average Shares Outstanding        40,898,000         43,206,000        -5%
Total Assets                  $1,666,012,000     $1,561,460,000         7%
Shareholders' Equity          $  693,651,000     $  670,963,000         3%
 Per Share                    $        17.19     $        15.78         9%
Return on Beginning
 Shareholders' Equity                  13.5%               9.0%          _
Debt/Debt + Equity                       34%                31%          _

1 In response to accounting guidance from the SEC, revenue for 1999 has been restated. The change is explained in Footnote 2 of the financial statements.


Uniquely Strong

Growing in key markets
Matson's 110-acre Sand Island terminal in Honolulu

The Vintage at Kaanapali under construction
Committed to our Community

Resourceful On Land and Sea
Kukui'ula, A&B's Residential resort Development on Kauai


OUR UNIQUE STRENGTH

There is no other company exactly like Alexander & Baldwin, and we believe that our uniqueness holds the key to our strength. Our strength is in our numbers, with a consistently strong balance sheet and cash flow, and strong 2000 performance. Our growth is in our diverse business assets in transportation and real estate. Our commitment is in our diversity, culturally and geographically. Our assets lie in our rich heritage and long history of providing value for our customers.

FELLOW SHAREHOLDERS

Alexander & Baldwin had a very good year. Before one-time items, earnings per share increased 15 percent in 2000. This represents a second year of significant growth for the Company, as earnings per share (again before one-time items) have now increased 44 percent over a two-year span.

The Hawaii economy did strengthen in 2000, as anticipated. According to most forecasts, the economy grew at about a three percent rate, with accompanying growth in tourism, consumer spending, construction activity and job count. Although psychology can be fragile, there is general optimism in Hawaii that better days are ahead.

We noted in last year's annual report that fuel and sugar prices were a concern entering into 2000. Both commodities did move in directions detrimental to the Company's profitability during 2000, with fuel prices increasing 60 percent in the year and sugar prices dropping to a 20-year low. Despite these challenges, the Company was able to react quickly and recover to achieve positive results.

HIGHLIGHTS OF 2000

Matson had another strong year, carrying more cargo and successfully addressing the dramatically higher fuel costs. Its operating profit was up 12 percent, to $94 million.

A&B Properties had an exceptionally good year, with its sales generating the highest profit in a decade. The real estate business's operating profit rose 21 percent to $54 million.

Although sharply lower sugar prices and drought conditions hurt our results in food products, the sugar price problem eased during the second half of 2000. This segment's operating profit of $8 million was off by a third.

Matson's Sand Island Terminal in Honolulu was the focus of attention during the year. A $32 million investment program has been launched to substantially improve the operating efficiency and capacity of this key terminal hub. This follows the formation of a joint venture with Stevedoring Services of America in 1999 to improve the efficiency and capacity of Matson's three major West Coast terminals in Los Angeles, Oakland and Seattle. In two years, decisive action has been taken to improve performance at each of Matson's key terminal operations.

A&B Properties has also concluded a second year of significantly increased acquisition activity in Hawaii. In just over two years, the Company has acquired nine properties in the state of Hawaii -- six on Oahu and three on Maui. Total capital investment in these properties will approximate $155 million. We are confident these acquisitions will add considerable value to the Company.

FINANCIAL POSITION

A&B's financial position remains strong, with a year-end debt-to-capital ratio of 34 percent and consistently positive free cash flow. Capital spending in the year was up and there was a large increase in share repurchases, but the Company continues to have the capacity to grow its businesses and provide returns to its shareholders.

SHAREHOLDER RETURNS

During 2000, A&B paid $37 million to its shareholders in dividends and spent $48 million to repurchase nearly 2.4 million shares. In all, A&B purchased 5.6 percent of the shares that had been outstanding at the start of the year. The A&B share price also rose more than 15 percent in 2000 -- a year of difficulty in most equity markets.

BUSINESS DIRECTION

OCEAN TRANSPORTATION

Matson has regained its operating momentum and its performance in 2000 placed it in the top tier of shipping companies worldwide. As a result of modest increases in container freight and substantial gains in automobile shipments, Matson added a seventh ship to the Hawaii service in May and an eighth ship in October. These increases in cargo capacity were a result of both competitive success and a more robust Hawaii economy. However, they also represent a "double-edged sword," as Matson and its principal competitor both added shipping capacity at nearly the same time.

Matson maintains its strong market position in Hawaii because of its excellent service. But, the market is mature and, as a result, there is unrelenting pressure to control costs and improve efficiency. The main focus of this in 2001 will be the implementation of the previously mentioned Sand Island initiative. Fuel price increases are always an issue, but Matson has been able to recover most of the recent surge in energy costs.

Matson also is expanding its application of Internet technology and has just introduced its new Virtual Customer Support Center at www.matson.com, providing improved customer service. Matson's Western Pacific business to Guam remains strong, and its large and growing intermodal transportation subsidiary expects a year of increased profitability in 2001.

REAL ESTATE

The Company is highly active in the Hawaii real estate market. In addition to over a dozen entitlement and development projects on the Company's 91,000 acres of land, aggressive efforts continue to acquire other attractive Hawaii properties. In the early part of 2001, the Pacific Guardian Life Building, a well-located office building in Honolulu, was the first announced acquisition of the year. There are still excellent opportunities for value-adding acquisitions in Hawaii and we will continue to pursue them. At the same time, we are particularly enthusiastic about the development of Kukui'Ula, A&B's 1,045-acre master planned residential-resort community in Poipu, Kauai.

Although there are a large number of competitors in the business, A&B Properties' objective is to be the premier Hawaii real estate company. We are well on our way to meeting this objective.

FOOD PRODUCTS

The historical "roots" of A&B have been in agriculture, but today this facet of A&B represents just 12 percent of our capital. As noted, HC&S had a difficult 2000 because of depressed sugar prices and persistent drought. Because of improved sugar prices and forward sales made by the Company, we are confident that sugar prices will not drag down results in 2001. It is heartening to note that Kauai Coffee, our small coffee growing and marketing company on Kauai, achieved its first year of profitability after many years of losses. It is also noteworthy that a difficult, but necessary, decision was made in 2000 to close the Paia Mill at HC&S and process all sugar on Maui through the one mill remaining at Puunene. This step will be a major one, as HC&S is positioning itself to be among the most competitive producers of sugar in the United States.

2001 OUTLOOK

As this letter is written, Hawaii continues to exhibit the healthy, but moderate, growth experienced during 2000. There are no direct indications that the Hawaii economy is being influenced by the recent but clear slow-down of growth on the U.S. mainland. If Hawaii's economy remains at its current level of strength, we do expect to achieve improved results in 2001.

2000 was a historical milestone for Alexander & Baldwin, Inc. as we commemorated the 130th year of the founding of the organization and our 100th year as a corporation. To use a somewhat worn but ever-so-true phrase, "you only become old when you refuse to change." A&B has had a long and distinguished history of changing with the times. Much has been accomplished, ut even more remains. With the continued enthusiastic and energetic support of our employees and the valued direction of our Board of Directors, we look forward to a future of promise and much accomplishment.

We thank you, our shareholders, for your support.

/s/ Charles M. Stockholm         /s/ W. Allen Doane
Charles M. Stockholm             W. Allen Doane
Chairman of the Board            President & Chief Executive Officer

February 16, 2001


Alexander & Baldwin -- A Unique Company That Defies Traditional Wall Street Categories.

OCEAN TRANSPORTATION
Identifiable Assets
   $911 million

Operations / Hawaii
>  Hawaii service:
   > 208 annual voyages
   > 8 ships
   > 4 major container terminals
>  Neighbor Islands service:
   > 3 specialized barges
   > hub & spoke system

Operations / Outside Hawaii
>  Guam service: weekly via APL ships
>  Mid-Pacific service: monthly barge
>  Matson Intermodal:
   all-modes service provider
>  SSAT: West Coast terminals
>  Pacific Coast Express
>  Matson Logistics:
   special transport services
>  Sea Star: Puerto Rico liner service, two vessels chartered

Operating Profit / 2000
   $94 Million
Operating Profit / vs 1999
   +12%

2000 Accomplishments
>  Neutralized fuel cost increases
>  Attracted greater cargo volume
>  Increased Hawaii fleet from 6 to 8 ships
>  Regained profitability for Matson Intermodal
>  Web-enabled customer interface

PROPERTY DEVELOPMENT & MANAGEMENT
Identifiable Assets
   $440 million

Operations / Hawaii
>  91,100 acres of land
>  Property development:
   > residential
   > commercial
   > light industrial
>  1.2 M sq. ft. of income properties
>  Entitlements process

Operations /Outside Hawaii
>  4 M sq. ft. of income properties in 6 Western states

Operating Profit / 2000
   $54 Million
Operating Profit / vs 1999
   +21%

2000 Accomplishments
>  Earned decade-high operating profit
>  Sold COSTCO fee parcel
>  Sold Maui Business Park parcel to Home Depot
>  Began development of The Vintage at Kaanapali

FOOD PRODUCTS
Identifiable Assets
   $197 million

Operations / Hawaii
>  Basic crops:
   > 37,000 acres in sugar cane
   > 3,800 acres in coffee
>  Cogeneration of power
>  Trucking

Operations /Outside Hawaii
>  Sales of raw sugar to C&H for refining and marketing
>  Major coffee sales to Japan

Operating Profit / 2000
   $8 Million

Operating Profit / vs 1999
   -33%

2000 Accomplishments
>  Consolidated sugar processing into one mill
>  Adapted operations to drought
>  Coffee profitable for first time

INVESTMENTS, OTHER
Identifiable Assets
   $117 million

Operations / Hawaii
>  BancWest
>  Pacific Century Financial

Operating Profit / 2000
   $3 Million

Operating Profit / vs 1999
   +1%

CONSOLIDATED
Identifiable Assets
   $1,666 million

Operating Profit / 2000
   $159 Million

Operating Profit / vs 1999
   +11%

2000 Accomplishments
>  Grew recurring eps 15%
>  Raised ROE
>  Repurchased 2.4 m shares
>  Lowered corporate expenses 18%
>  $107 M in consolidated capex

REVIEW OF OPERATIONS

REAL ESTATE

At year-end 2000, the Company owned a total of about 91,100 acres. Of these, 1,549 acres were fully zoned for urban use. At least one step in the entitlement process has been completed for an additional 1,710 acres, and 8,714 acres have long-term urban-use potential. Most of the remaining acreage will be in agricultural or conservation use for the foreseeable future.

The Company creates value through an integrated program of entitlement, development and asset management. It realizes value through sales and invests for growth, with a priority on investments in Hawaii real estate.

DEVELOPMENTS & SALES In June 2000, the Company sold a 13-acre ground lease under a Costco Wholesale Corporation store in Kahului, Maui.

Nearby, at the Company's Maui Business Park, onsite improvements for the 34-acre phase IB were substantially completed in November 2000. In August 2000, A&B sold 12.7 acres in phase IB to Home Depot for a planned 135,000-square-foot store, anticipated to open in spring 2001. In early February 2001, the Company announced that Wal-Mart Stores, Inc. purchased a 14-acre parcel in phase IB for a 142,000-square-foot store planned to open in fall 2001. Ten half-acre lots in phase IB remain available for sale. In addition, three lots in Maui Business Park phase IA were sold in 2000 and 15 remain available for sale.

In October 1999, the Company purchased 17 acres at Kaanapali, Maui, to develop single-family residential resort condominiums. At year-end 2000, 69 of the 73 homes planned at The Vintage were under construction and 70 already were sold or in escrow, at an average price of $580,000. A&B purchased a second 17-acre parcel nearby in January 2000. Site work for this project, called The Summit, is under way for the construction of 55 residential units. A&B also acquired
3.2 acres in the same community for development of a 35,500-square-foot retail center.

A&B'S LANDHOLDINGS, BY CATEGORY
                                     Hawaii
                        --------------------------------
(acres)                  Maui      Kauai   Oahu    Total   Mainland    Total

Fully Entitled Urban       332       922    38     1,292     257       1,549
Agric./Pasture/Misc     52,554     7,641     _    60,195      10      60,205
Conservation            16,012    13,335     _    29,347       _      29,347
                        ----------------------------------------------------
     Total              68,898    21,898    38    90,834     267      91,101

Designated Urban         1,472      238      _     1,710       _       1,710
Urban Potential          5,264     3,450     _     8,714       _       8,714

At Kahului, Maui, A&B is constructing two buildings at its Triangle Square development. One will be a 15,000-square-foot commercial building and the other a 6,200-square-foot automobile dealership.

On the island of Kauai, A&B is pursuing planning and engineering for development of its 1,045-acre Kukui'Ula project. The development has full entitlements for more than 200 hotel rooms, 700 vacation-ownership units, commercial uses and up to 3,000 residential units. Initial development contemplates a small four-star hotel, a championship golf course, vacation ownership projects, resort residential home sites and condominiums. Discussions are being held with potential joint venture partners, as well as hotel, time-share and golf course developers. Sales of lots at Koloa Estates, the initial residential development at Kukui'Ula, continued in 2000, with 17 of the remaining 27 lots being sold.

On Oahu, only four lots were sold during 2000 in the 14-acre first phase of the Mill Town business center, but interest in the project is high. A&B will construct infrastructure for the 23-acre second phase early in 2001.

ENTITLEMENTS A&B strives to put its land to the highest and best use that is consistent with community needs.

On Maui, final approval of plans for development of a 196-unit, single-family subdivision on 67 acres at Haliimaile awaits resolution of water source and road access issues. In spite of several votes in 2000, the Wailuku-Kahului Community Plan still is not final. The update process began in 1993. A number of A&B residential and industrial projects are being proposed for inclusion in the Plan.

In response to significant growth of boating tour activity at Port Allen, Kauai, the Company is pursuing a conceptual plan for phased long-term development of 80 acres for a variety of commercial and residential uses.

ASSET AND PROPERTY MANAGEMENT

MAINLAND PORTFOLIO At year-end 2000, A&B's portfolio of 19 income properties in six Western states consisted of 4 million square feet of leasable space. Occupancies averaged 96 percent throughout 2000. Twelve mainland properties had 100 percent occupancy rates at year-end 2000. In August 2000, an 895,500-square-foot warehouse distribution facility was acquired in Ontario, Calif.


STATUS OF A&B'S RESIDENTIAL PROJECTS IN HAWAII

                          Total    Available     Sold      Available     Sold      Available
Project                   Units     In 1999     In 1999     In 2000     In 2000     In 2001
--------------------------------------------------------------------------------------------
Kahului Ikena              102        20          13            7           7      Sold Out
Koloa Estates               32        32           5           27          17         10
The Vintage At Kaanapali    73         _           _            _           3         70
The Summit At Kaanapali     55         _           _            _           _         55


HAWAII PORTFOLIO At the end of 2000, A&B's Hawaii property portfolio consisted of 1.2 million square feet of leasable commercial space, plus ground leases totaling 271 acres for commercial uses and 11,776 acres for agricultural uses. Occupancy of the commercial properties averaged 86 percent throughout 2000.

INVESTMENTS During 2000, a total of $34 million was invested in the acquisition of improved properties and development projects. Of the $34 million, $23 million was funded through Internal Revenue Code Section 1031 reinvestments of proceeds from property sales in 2000. The purchases included three income-producing properties, comprising 924,200 square feet of leasable space and the leasehold interest in a three-acre site for commercial development.

PROPERTY DEVELOPMENT & MANAGEMENT OUTLOOK Assuming there is no major U.S. economic downturn, 2001 segment operating profit is likely to be moderately lower than the unusually strong results of 2000. Property leasing activity is forecast to step up moderately, primarily on the contributions of recently acquired properties and higher lease rates. Revenue from projected property sales likely will be higher, but the anticipated mix of sales has lower profit margins than did the properties sold during 2000. Efforts to conclude long-pending entitlements on Maui will continue, and investment opportunities, especially in Hawaii, will remain a primary focus.


STATUS OF A&B'S COMMERCIAL/INDUSTRIAL PROJECTS IN HAWAII

                          Total   Available     Sold     Available    Sold    Available
Project                   Units    In 1999     In 1999    In 2000    In 2000   In 2001
---------------------------------------------------------------------------------------
Maui Business Park IA      32        19           1          18         3        15
Maui Business Park IB      10         _           _           _         _        10
Mill Town Center IA        23        23           7          16         4        12
Mill Town Center IB        40         _           _           _         _        40



OCEAN TRANSPORTATION

HAWAII SERVICE The historical core business of Matson Navigation Company, Inc. (Matson) is its Hawaii service. In 2000, economic growth in Hawaii led to strengthened cargo demand. Container volume rose slightly, but automobile volume was 31 percent higher. Within the total, construction materials stood out as a growing portion of westbound cargo. Matson currently measures and reports its freight demand in terms of the absolute number of containers carried, no matter what size. If the size of the containers had been considered, however, westbound container volume in 2000 was nearly two percent above the previous high in 1994. Additional auto carriage resulted principally from increased market share, strong tourist demand for rental cars and higher sales by Hawaii dealers.

In response to growing cargo levels, Matson added a seventh ship to its Hawaii service fleet in May 2000, and an eighth ship in October. With the eight-ship fleet, Matson now offers four arrivals in Hawaii weekly from the West Coast, with two direct arrivals each from Los Angeles and Oakland. One of the Oakland ships each week makes a prior call at Seattle.

Operating costs again were affected adversely by rapid, steady increases in bunker fuel costs during 2000. The fleet consumed about 1.8 million barrels of fuel in 2000 and the cost per barrel was 60 percent above that of 1999. In response, Matson was forced three times during 2000 to add to the 1.75 percent bunker surcharge in place at the start of the year. At the start of 2001, the surcharge was 4.25 percent.

Separately, Matson also increased shipping rates by 3.5 percent, effective February 14, 2001, in order to offset ongoing cost increases and to support necessary capital investments, especially in container equipment and information technology.

During 2000, Matson prepared to introduce a new Virtual Customer Service Center at www.matson.com. First offered for use of shippers in February 2001, this substantial addition to the Matson Web site offers customers the option of booking, tracking and handling all of their shipment information needs via the Internet. Other online features include secure account balance information, tariffs, vessel schedules, submission of billing instructions and retrieval of billing documents. Customers may utilize customized booking templates to reduce the necessary number of "clicks" for routine transactions. The site also gives online customers the option of contacting a "live" service representative to assist with a transaction. With the new features developed largely from customers' input, the new Virtual Customer Support Center will continue to evolve to reflect their interests and needs.

GUAM SERVICE Matson and American President Lines, Ltd. serve Guam through a trans-Pacific operating alliance. Guam's economy remained relatively weak in 2000, and that factor was reflected in modestly lower import cargo volume. Westbound auto volume was higher, however, due to competitive gains. Eastbound container cargo also rose, due to increased shipments of garments and competitive gains.

PACIFIC COAST SERVICE Matson replaced its single-vessel coastwise service in October 2000 with a twice weekly, fixed-day, rail-based service in conjunction with the Burlington Northern Santa Fe Corporation. The added frequency allows customers more flexibility in scheduling their shipments. Matson Intermodal System is managing the new service.

MATSON TERMINALS, INC. (MTI) During 2000, MTI carried out planning and design work in preparation for the conversion of its Sand Island container terminal in Honolulu from a straddle carrier-based container-handling system to a chassis-based system. The $32 million project, to be substantially completed during 2001, will increase the terminal's capacity to handle future growth, improve customer service and reduce cargo-handling costs.

MATSON INTERMODAL SYSTEM, INC. (MIS) MIS links Matson's and other companies' seagoing services with inland shippers. During 2000, MIS focused on both improved operating performance and growth. Its revenue grew 11 percent, to $132 million. MIS acquired Paragon Transportation Group, a diversified transportation services marketing company.

JOINT VENTURES, INVESTMENTS Matson's West Coast terminal operating joint venture, SSA Terminals, LLC, operated efficiently and profitably in 2000. Plans are proceeding for moving to new, larger terminals in Seattle, Oakland and Long Beach in 2002 and 2003. Matson also has a minority ownership in Sea Star Line, LLC, serving the Puerto Rico trade. That trade presently suffers from overcapacity but, fortunately, Sea Star enjoys certain operating cost advantages.

OCEAN TRANSPORTATION OUTLOOK The performance of this segment is expected to improve again in 2001, with a modest increase in operating profit. The steady economic growth projected for Hawaii is, however, highly dependent on the performance of the U.S. mainland economy.

HAWAII SERVICE CARGO STATISTICS
-------------------------------------------
(Units)         2000      1999      1998
-------------------------------------------
Freight        151,500   151,200   143,400
Automobiles    132,200   101,100    73,700


FOOD PRODUCTS

SEGMENT COMPOSITION In December 1998, the Company sold approximately 60 percent of its equity interest in California and Hawaiian Sugar Company, Inc. (C&H) to an investor group. Food products results in 1999 and 2000 reflect primarily A&B's sugar- and coffee-growing activities.

RAW SUGAR PRODUCTION Hawaiian Commercial & Sugar Company (HC&S), located on Maui, is Hawaii's largest producer of raw cane sugar, growing 70 percent of the state's 2000 crop. HC&S' total production in 2000 -- 210,000 tons of raw sugar -- was about eight percent below that of 1999, primarily due to prolonged drought conditions. Low raw sugar prices prevailed for much of the year, until forfeitures of sugar under federal loans reduced excess domestic supplies.

HC&S permanently closed one of its two sugar mills in September 2000. Consolidating sugar processing in one factory will save about $5 million annually, beginning in 2001. During 2000, investments were made to produce environment-friendly panelboard made from sugarcane bagasse, a residual commodity, and to produce and package more food-grade specialty sugar products.

COFFEE PRODUCTION AND MARKETING Kauai Coffee Company, Inc. achieved profitable operations during 2000, the result of successful marketing and sales efforts, and aggressive cost controls. The 2000 harvest was unusually small, at 2.8 million pounds, but its quality mix was favorable.

POWER, TRUCKING The Company's hydroelectric plants on Maui and Kauai, as well as cogeneration units on Maui, generate surplus electricity, which is sold to the local public utilities. During 2000, drought conditions reduced hydropower output and increased internal power demands for irrigation pumping. The Company also has trucking operations on both Maui and Kauai that support its agricultural operations and serve independent customers in each community.

SUGAR REFINING AND MARKETING Raw sugar produced by HC&S continues to be sold to C&H under a long-term contract.

FOOD PRODUCTS OUTLOOK Despite the likelihood of continued drought-induced lower production, the present improved level of raw sugar prices and the forward sale of a substantial portion of the 2001 harvest, coupled with aggressive cost reductions, should provide better segment results in 2001 than in 2000.

[DIRECTORS' PHOTOGRAPHS]

FINANCIAL REPORT

24    Management's Report

25    Independent Auditors' Report

26    Industry Segment Information

27    Five-Year Summary of Selected Financial Data

28    Management's Discussion and Analysis

32    Statements of Income

33    Statements of Cash Flows

34    Balance Sheets

36    Statements of Shareholders' Equity

37    Notes to Financial Statements

53    Quarterly Results

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Alexander & Baldwin, Inc. has the responsibility for preparing the accompanying consolidated financial statements and related notes accurately and objectively. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America, consistently applied, and necessarily include amounts based on judgments and estimates made by management. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.

The Company maintains internal control systems, and related policies and procedures, designed to provide reasonable assurance that assets are safeguarded, that transactions are properly executed and recorded in accordance with management's authorization, and that underlying accounting records may be relied upon for the accurate preparation of financial statements and other financial information. The design, monitoring and revision of internal control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal controls, policies and procedures.

The Company's financial statements have been audited by Deloitte & Touche LLP, its independent auditors, who have expressed their opinion with respect to the fairness, in all material aspects, of the presentation of financial position, results of operations and cash flows under accounting principles generally accepted in the United States of America. Management has made available to Deloitte & Touche LLP all of the Company's financial records and related data. Furthermore, management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.

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


/s/ W. Allen Doane
W. Allen Doane
President and Chief Executive Officer


/s/ James S. Andrasick
James S. Andrasick
Senior Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALEXANDER & BALDWIN, INC.:

We have audited the accompanying balance sheets of Alexander & Baldwin, Inc. and its subsidiaries as of December 31, 2000 and 1999 , and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000 (pages 26 and 32 to 52). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Alexander & Baldwin, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for vessel drydocking costs in 2000 and changed its method of accounting for assessments from a second injury workers' compensation fund in 1998.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Honolulu, Hawaii
January 25, 2001


INDUSTRY SEGMENT INFORMATION
(In thousands)

---------------------------------------------------------------------------------------------------------------
For the Year                                    2000          1999          1998          1997          1996
---------------------------------------------------------------------------------------------------------------
REVENUE:
   Ocean transportation                      $  850,692    $  778,535    $  748,121    $  720,962    $  686,637
   Property development and management:
       Leasing                                   62,105        53,910        44,433        43,606        41,553
       Sales                                     46,322        48,036        82,382        35,916        31,909
   Food products                                106,341       116,362       465,661       486,912       506,909
   Other                                          3,186         3,155         2,878         2,815         3,490
---------------------------------------------------------------------------------------------------------------
           Total revenue                     $1,068,646    $  999,998    $1,343,475    $1,290,211    $1,270,498
===============================================================================================================
OPERATING PROFIT:
   Ocean transportation                      $   93,732    $   83,778    $   66,298    $   80,385    $   81,618
   Property development and management:
       Leasing                                   30,120        27,497        22,634        24,559        23,875
       Sales                                     24,228        17,402        21,663        13,262        15,307
   Food products                                  7,522        11,310        21,327        27,083        26,863
   Other                                          2,974         2,944         2,696         2,639         3,220
---------------------------------------------------------------------------------------------------------------
           Total operating profit               158,576       142,931       134,618       147,928       150,883
   Write-down of long-lived assets                   --       (15,410)      (20,216)           --            --
   Loss on partial sale of subsidiary                --            --       (19,756)           --            --
   Insurance settlement                              --            --            --        19,965            --
   Interest expense, net                        (24,252)      (17,774)      (24,799)      (28,936)      (34,081)
   General corporate expenses                   (11,609)      (14,207)      (14,552)      (11,745)      (12,769)
---------------------------------------------------------------------------------------------------------------
           Income before income taxes
           and accounting changes            $  122,715    $   95,540    $   55,295    $  127,212    $  104,033
===============================================================================================================
IDENTIFIABLE ASSETS:
   Ocean transportation                      $  911,109    $  894,607    $  898,277    $  930,636    $1,005,741
   Property development and management          440,416       384,515       338,090       317,622       312,829
   Food products                                197,143       173,069       261,712       382,109       386,986
   Other                                        117,344       109,269       107,561        74,431        90,559
---------------------------------------------------------------------------------------------------------------
           Total assets                      $1,666,012    $1,561,460    $1,605,640    $1,704,798    $1,796,115
===============================================================================================================
CAPITAL EXPENDITURES:
   Ocean transportation                      $   40,190    $   19,232    $   60,403    $   20,828    $  171,110
   Property development and management1          44,821        66,752       107,408        30,790         7,275
   Food products                                 21,677        17,271        18,237        18,806        12,058
   Other                                            216           258           441           242           412
---------------------------------------------------------------------------------------------------------------
           Total capital expenditures        $  106,904    $  103,513    $  186,489    $   70,666    $  190,855
===============================================================================================================
DEPRECIATION AND AMORTIZATION:
   Ocean transportation                      $   54,586    $   56,174    $   61,543    $   62,192    $   62,055
   Property development and management            8,972         7,299         6,357         6,281         6,214
   Food products                                  8,285         9,962        20,086        19,538        20,144
   Other                                            461           466           514           547           538
---------------------------------------------------------------------------------------------------------------
           Total depreciation and
           amortization                      $   72,304    $   73,901    $   88,500    $   88,558    $   88,951
===============================================================================================================

See Note 2 for information regarding changes in presentation for certain revenues and expenses.

See Notes 3 and 4 for discussion of the write-down of long-lived assets in 1999 and 1998 and the partial sale of California and Hawaiian Sugar Company, Inc. in 1998.

1Includes tax-deferred property purchases which are considered non-cash transactions in the Statements of Cash Flows; excludes capital expenditures for real estate developments held for sale.


Five-Year Summary of Selected Financial Data
(Dollars and shares in thousands, except per-share amounts)
Alexander & Baldwin Inc. and Subsidiaries


                                                      2000         1999         1998         1997         1996
                                                   ----------   ----------   ----------   ----------   ----------
ANNUAL OPERATIONS
  Net sales and other operating revenue*           $1,068,646   $  999,998   $1,343,475   $1,310,176   $1,270,498
  Deduct:
    Cost of goods sold and operating expenses*        849,375      812,783    1,174,881    1,065,470    1,043,433
    Depreciation and amortization                      72,304       73,901       88,500       88,558       88,951
    Interest expense                                   24,252       17,774       24,799       28,936       34,081
    Income taxes                                       44,391       32,961       24,352       45,825       38,748
                                                   ----------   ----------   ----------   ----------   ----------
  Income before accounting changes                     78,324       62,579       30,943       81,387       65,285
  Cumulative effect of change
    in accounting methods                              12,250         -          (5,801)        -            -
                                                   ----------   ----------   ----------   ----------   ----------
  Net income                                       $   90,574   $   62,579   $   25,142   $   81,387   $   65,285
                                                   ==========   ==========   ==========   ==========   ==========
  Comprehensive income                             $  103,050   $   48,711   $   33,327   $   88,326   $   73,660
                                                   ==========   ==========   ==========   ==========   ==========

Earnings per share before accounting changes:
  Basic                                            $     1.92   $     1.45   $     0.69   $     1.80   $     1.44
  Diluted                                          $     1.91   $     1.45   $     0.69   $     1.80   $     1.44

Return on beginning equity                              13.5%         9.0%         3.5%        11.9%        10.0%
Cash dividends per share                           $     0.90   $     0.90   $     0.90   $     0.88   $     0.88
Average number of shares outstanding                   40,898       43,206       44,760       45,182       45,303
Gross profit percentage*                                23.0%        22.1%        17.0%        20.1%        19.8%
Effective income tax rate                               36.5%        34.5%        45.4%        36.0%        37.3%

MARKET PRICE RANGE PER SHARE
  High                                             $   28.250   $   27.125   $   31.125   $   29.375   $   29.250
  Low                                                  17.938       18.625       18.813       24.375       22.500
  Close                                                26.250       22.813       23.250       27.313       25.000

AT YEAR END
  Shareholders of record                                4,438        4,761        5,125        5,481        5,881
  Shares outstanding                                   40,353       42,526       44,028       44,881       45,339
  Shareholders' equity                             $  693,651   $  670,963   $  694,642   $  719,588   $  684,328
     Per-share                                          17.19        15.78        15.78        16.03        15.09
  Total assets                                      1,666,012    1,561,460    1,605,640    1,704,798    1,796,115
  Working capital                                      55,861       59,805       67,113      114,806       95,579
  Cash and cash equivalents                             3,451        3,333       86,818       21,623       23,824
  Real estate developments - noncurrent                62,628       60,810       57,690       68,056       70,144
  Investments - noncurrent                            183,141      158,726      159,068      102,813       91,602
  Capital Construction Fund                           150,405      145,391      143,303      148,610      178,616
  Long-term debt - noncurrent                         330,766      277,570      255,766      292,885      357,657
  Current ratio                                      1.4 to 1     1.4 to 1     1.4 to 1     1.7 to 1     1.4 to 1
  Capital stock price/earnings
    ratio at December 31                            11.9 to 1    15.7 to 1    41.5 to 1    15.2 to 1    17.4 to 1


*Current and prior year values have been restated.  See Note 2 for information regarding changes in presentation for certain revenues and expenses.


MANAGEMENT'S DISCUSSION AND ANALYSIS
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

Consolidated Earnings and Revenue: Net income in 2000 was $90,574,000 or $2.21 per basic share, versus $62,579,000, or $1.45 per basic share, in 1999 and $25,142,000, or $0.56 per basic share, in 1998. Revenue in 2000 was $1,068,646,000, compared with revenue of $999,998,000 in 1999 and
$1,343,475,000 in 1998.

Accounting Changes and Significant Charges: During 2000, the Company made two changes in accounting methods (See Note 2 to the Financial Statements). The first change was for vessel drydocking costs at Matson Navigation Company, Inc. ("Matson"), the Company's ocean transportation subsidiary. Previously, the estimated costs for future drydocking of vessels were accrued in advance of the drydocking. Subsequent payments were charged against the accrued liability. Under the new method, drydocking expenditures which benefit future periods are capitalized and depreciated. This change increased 2000 net income by $12,250,000 (net of income tax expense of $7,668,000) or $0.29 per basic share.

The second change was for the presentation of certain costs recorded in the ocean transportation and property leasing segments, which previously were recorded as an offset to revenue. This accounting change had no impact on segment operating profit, but did increase both revenue and operating costs by $49,305,000, $40,726,000 and $31,855,000 in 2000, 1999 and 1998, respectively.
This change was made in response to guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

In 1999, following continuing operating losses, depressed coffee prices and negative cash flows at Kauai Coffee Company, Inc. ("Kauai Coffee"), the Company's coffee plantation, the Company recorded an after-tax charge of $9,571,000, or $0.22 per basic share, to write down the recorded value of orchards and other non-current assets to their estimated fair values.

During 1998, net income was reduced by three one-time items. First, the sale of the Company's majority interest in C&H resulted in an after-tax loss of $15,955,000, or $0.36 per basic share. Second, changes in development plans for a real estate project on Kauai that resulted from extended weak real estate market conditions, led to an after-tax charge of $12,837,000, or $0.29 per basic share. This reduced the carrying value of certain assets associated with that project to fair value. Third, the cumulative effect of a required accounting change, related to federal workers' compensation assessments, resulted in an after-tax charge of $5,801,000, or $0.13 per basic share.

2000 COMPARED WITH 1999

Ocean Transportation revenue of $850,692,000 was nine percent higher than 1999 revenue of $778,535,000. Operating profit of $93,732,000 showed a 12 percent improvement over 1999 operating profit of $83,778,000. Hawaii service container volume was flat compared with 1999 and automobile volume was 31 percent higher. The primary revenue gains occurred in the lower margin intermodal business. Operating results for 2000 benefited from improved performance by the Company's SSAT terminal operating joint venture and its Intermodal Systems subsidiary. Operating results for 1999 were adversely affected by lower productivity, due to disruptions related to the 1999 renegotiation of longshore labor agreements.

Matson's total Hawaii Service container volume was 151,500 units in 2000, compared with 151,200 units in 1999. Matson's total Hawaii Service automobile volume, at 132,200 units, was 31 percent higher than 1999 automobile volume of 101,100 units.

In November 2000, Matson announced a 3.5 percent increase in Hawaii Service rates, effective in February 2001. A 3.9 percent increase in Hawaii Service rates announced in 1999 took effect in February 2000. To mitigate partially the effect of rising fuel prices, the 1.75 percent fuel surcharge in effect at the end of 1999 was increased, in three steps, to 4.25 percent during 2000. Total fuel costs increased by $17,900,000 in 2000 versus 1999, partially offset by increased fuel surcharges of $15,600,000.

Property Leasing revenue of $62,105,000 was 15 percent higher than 1999 revenue of $53,910,000 and operating profit of $30,120,000 improved ten percent compared with 1999 operating profit of $27,497,000. These improvements were due to higher occupancy levels, increased rents and newly acquired properties. Occupancy rates for the Mainland properties averaged 96 percent in 2000, versus 94 percent in 1999. The Company owned four million square feet of leasable property on the Mainland at year-end 2000, compared with 3.1 million square feet at year-end 1999. Occupancy levels for the Hawaii properties averaged 86 percent in 2000, versus 81 percent in 1999. The Company owned 1.2 million square feet of leasable property in Hawaii at the end of both 2000 and 1999.

Property Sales revenue of $46,322,000 was down slightly from the $48,036,000 in sales recorded in 1999, while operating profit of $24,228,000 was 39 percent higher than the $17,402,000 achieved in 1999, due to mix. Property sales in 2000 included the ground lease for a Costco store, a 13-acre parcel at Maui Business Park to Home Depot, 16 business parcels and 28 residential properties. Sales in 1999 included an office/research building in Seattle, two developed business parcels, three undeveloped parcels and 41 residential properties.

The mix of property sales in any year can be diverse. Sales can include property sold under threat of condemnation, developed residential real estate, commercial properties, developable subdivision lots and undeveloped land. The sale of undeveloped land and vacant parcels generally provides a greater contribution margin than does the sale of developed and commercial property, due to the low historical-cost basis of the Company's Hawaii land. Consequently, property sales revenue trends and the amount of real estate held for sale on the balance sheets do not necessarily indicate future profitability for this segment.

Food Products revenue of $106,341,000 in 2000 compared with revenue of $116,362,000 in 1999. Operating profit of $7,522,000 in 2000 was 33 percent lower than the $11,310,000 earned in 1999. The primary reasons for the declines were U.S. raw sugar prices which were 20 percent below historical levels, lower raw sugar production that resulted from continuing drought conditions on the island of Maui, and the write down of certain assets associated with the closure of the Company's raw sugar processing factory in Paia, Maui, which consolidated the processing operation into one factory. These factors were offset partially by benefit plan settlement gains, insurance-related gains at Hawaiian Commercial & Sugar Company ("HC&S"), the Company's raw sugar producing unit on Maui, and a profit turn around at Kauai Coffee.

Although HC&S harvested about the same number of acres, sugar production of approximately 210,000 tons in 2000 was eight percent lower than the prior year's production of 228,000 tons. Lower production was due to the drought conditions noted earlier.

As described in the 1999 Annual Report to Shareholders, the outlook for raw sugar prices in 2000 was not favorable and significantly lower earnings were expected. The average No. 14 domestic raw sugar price for 2000 was $19.10/cwt. This was $3.08/cwt. below 1999's price of $22.18/cwt. and was the lowest level in 20 years. For 2001, HC&S has forward-priced 70 percent of its crop, which is expected to stabilize its raw sugar prices at approximately $21/cwt.

HC&S' labor contract with the ILWU, which expired in January 2000, was renegotiated and extended for two years.

Results from Kauai Coffee showed a small profit for 2000, following a successful business re-engineering in 1999, which included the write-down of its orchards and processing equipment to fair values and the implementation of other business process improvements. In addition, sales and marketing efforts were improved during 2000.

1999 COMPARED WITH 1998

Ocean Transportation revenue of $778,535,000 increased four percent and operating profit of $83,778,000 increased 26 percent in 1999, compared with 1998. Both increases were due primarily to higher container and automobile volume in the Hawaii Service. The increased revenue was offset partially by handling costs associated with the higher volume and by the adverse impact, in late 1999, of longshore labor disruptions on the West Coast and in Hawaii.

For the year, Matson's total Hawaii Service container volume, at 151,200 units in 1999, was five percent higher than 1998 container volume of 143,400 units. Matson's total Hawaii Service automobile volume, at 101,100 units, was 37 percent higher than 1998 automobile volume of 73,700 units.

Operating costs were higher in 1999 than in 1998, primarily reflecting higher freight volume, higher fuel and labor costs and lower productivity, due to labor disruptions. The longshore labor agreements on the West Coast and in Hawaii were renegotiated in 1999. The negotiation process involved work slowdowns, and in some instances work stoppages, that resulted in significant increases in operating expenses. New agreements were reached without any strikes; however, the new contracts contain significant wage and pension benefit increases during their three-year term.

Property Leasing revenue of $53,910,000 for 1999 rose 21 percent compared with 1998 and operating profit of $27,497,000 for 1999 increased 21 percent compared with 1998. The increase was due primarily to the contributions from properties acquired in 1999 and late in 1998, as well as higher occupancy rates. The full-year results in 1999 also benefited from a one-time buyout of a long-term ground lease. Occupancy rates for the Mainland properties averaged 94 percent in 1999, versus 91 percent in 1998. Occupancy levels for the Hawaii properties averaged 81 percent in 1999, versus 68 percent in 1998.

Property Sales revenue of $48,036,000 for 1999 was considerably lower than the $82,382,000 in sales recorded in 1998. Operating profit from property sales in 1999 of $17,402,000 was 20 percent lower than the $21,663,000 achieved in 1998. In context, however, 1998 represented the Company's highest level of property sales since 1989. Significant sales in 1999 included an office/research building in Seattle with net proceeds of $25,130,000, two developed business parcels, three undeveloped parcels and 41 residential properties. Sales in 1998 included a large R&D and office complex in Cupertino, California, a remaining interest in a 14-acre parcel at Maui Business Park, five developed business parcels and 64 residential properties.

Food Products revenue of $116,362,000 in 1999 compared with revenue of $465,661,000 in 1998. Operating profit of $11,310,000 in 1999 was 47 percent lower than the $21,327,000 earned in 1998. Both reductions were due primarily to the December 1998 sale of the Company's majority interest in C&H and to operating losses at Kauai Coffee, partially offset by better performance at HC&S. Sugar production of about 228,000 tons in 1999, the highest level in a decade, was about 6 percent higher than in 1998.

FINANCIAL CONDITION AND LIQUIDITY

Liquid resources of the Company, comprising cash and cash equivalents, receivables, inventories and unused lines of credit, less accrued deposits to the Capital Construction Fund (CCF), totaled $245,072,000 at December 31, 2000, a decrease of $8,289,000 from December 31, 1999. This net reduction was primarily due to larger balances drawn on revolving credit facilities and higher accrued deposits to the CCF, partially offset by the renewal of a $25 million credit facility which had expired in late 1999 and increased trade receivable balances.

Working capital was $55,861,000 at December 31, 2000, a decrease of $3,944,000 from a year earlier. The lower working capital was due primarily to higher current portion of debt and accrued liabilities and lower prepaid assets, partially offset by a larger inventory of real estate held for sale and higher trade receivables. The higher debt was the result of increased short-term borrowing on a working capital facility. The increased inventory of real estate held for sale was due to the completion of a residential development project on Maui. Trade receivables were higher than in the previous year, due to increased ocean transportation revenue and to the timing of billing cycles which overlap year-end. The fluctuations in accrued liabilities and prepaid assets were in the ordinary course of business.

Net cash provided by operations was $104,278,000 and $109,379,000 for 2000 and 1999, respectively. Net operating cash flows were used principally for capital expenditures, payments of debt, dividends, repurchases of capital stock and deposits into the CCF. Withdrawals from the CCF in 2000 were used principally for vessel modifications and equipment purchases.

Capital additions during 2000 were $106,904,000, compared with $103,513,000 in 1999. Ocean transportation capital additions in 2000 of $40,190,000 were primarily for vessel modifications, technology investments and the acquisition of container and terminal equipment. Property development and management capital additions in 2000 of $44,821,000, which included the reinvestment of $22,703,000 of tax-deferred sales proceeds, were for development of commercial and residential real estate property, for the purchase of developed commercial property, and for improvements to leased properties. Food products capital additions in 2000 of $21,677,000 were primarily for a panelboard processing facility, power generation, field equipment, and factory modifications.

Capital expenditures approved but not yet spent were $92,679,000 at December 31, 2000. These expenditures are primarily for the conversion of the Company's leased Honolulu terminal facility to a partially wheeled operation, real estate developments held for investment purposes, containers and operating equipment and vessel modifications. For 2001, internal cash flows and short-term borrowing facilities are expected to be sufficient to finance working capital needs, dividends, capital expenditures and debt service.

OTHER MATTERS

Tax-Deferred Real Estate Exchanges: In 2000, the Company sold, on a tax-deferred basis, nine land parcels for $35,569,000, the most significant of which were the Costco and Home Depot sites noted earlier. During the year, the Company reinvested $22,703,000 in three replacement properties. At the end of 2000, approximately $12,900,000 of tax-deferred sales had not been reinvested. These funds are held by a third party agent and are included in other non-current assets on the Balance Sheets. The proceeds from tax-deferred sales and the subsequent purchases of replacement property are reported in the Statement of Cash Flows under the caption "Non-cash Activities."

Share Repurchases: In 2000, the Company repurchased 2,378,195 shares of its common stock for an aggregate price of $48,260,000 (average of $20.29 per share). During 1999, it repurchased 1,564,500 shares of its common stock for about $34,824,000 (average of $22.26 per share). In January 2001, the Board of Directors authorized the repurchase of up to 1,000,000 additional shares of the Company's stock.

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

Outlook: Information about the Company's outlook for 2001 and its plans to address issues affecting primary business units are included in the Letter to Shareholders on pages 9 through 11 and in the business unit discussions included on pages 14 through 21 of the Annual Report to Shareholders, which sections are incorporated herein by reference.

Year 2000: Between 1997 and 2000, the Company expended approximately $6,200,000 for remediation, replacements and other computer-related work in preparation for the year 2000 ("Y2K"). As a result of the Company's advance preparations and its execution of remedial plans, the Company did not experience any Y2K problems.


PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company, from time to time, may make or may have made certain forward-looking statements, whether orally or in writing, such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. Such forward-looking statements may be contained in, among other things, Securities and Exchange Commission (SEC) filings, such as the Forms 10-K, press releases made by the Company, the Company's Internet Web sites (including Web sites of its subsidiaries), and oral statements made by the officers of the Company. Except for historical information contained in these written or oral communications, such communications contain forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in the statements, including, but not limited to: (1) economic conditions in Hawaii and elsewhere; (2) market demand; (3) competitive factors and pricing pressures in the Company's primary markets; (4) legislative and regulatory environments at the federal, state and local levels, such as government rate regulations, land-use regulations, government administration of the U.S. sugar program, and modifications to or retention of cabotage laws; (5) dependence on third-party suppliers; (6) fuel prices; (7) raw sugar prices; (8) labor relations; (9) risks associated with current or future litigation; and
(10) other risk factors described elsewhere in these communications and from time to time in the Company's filings with the SEC.


STATEMENTS OF INCOME
(In thousands, except per-share amounts)

--------------------------------------------------------------------------------------------
Year Ended December 31,                                  2000          1999          1998
--------------------------------------------------------------------------------------------
REVENUE:
    Ocean transportation                              $  839,535    $  768,414    $  738,017
    Property leasing                                      61,710        53,416        43,702
    Property sales                                        46,158        47,894        82,167
    Food products                                        102,229       113,680       465,433
    Interest and dividends                                19,014        16,594        14,156
--------------------------------------------------------------------------------------------
        Total revenue                                  1,068,646       999,998     1,343,475
--------------------------------------------------------------------------------------------

COSTS AND EXPENSES:
    Cost of transportation services                      687,223       628,104       612,856
    Cost of property sales and leasing services           47,366        51,764        77,838
    Cost of goods and agricultural services               98,820       105,052       429,329
    Selling, general and administrative                   88,270        86,354       103,386
    Write-down of long-lived assets                           --        15,410        20,216
    Loss on partial sale of subsidiary                        --            --        19,756
    Interest                                              24,252        17,774        24,799
--------------------------------------------------------------------------------------------
        Total costs and expenses                         945,931       904,458     1,288,180
--------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING METHODS                   122,715        95,540        55,295
    Income taxes                                          44,391        32,961        24,352
--------------------------------------------------------------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING METHODS                                     78,324        62,579        30,943

    Cumulative effect of change in accounting
    methods (see Note 2) (net of income taxes
    of $7,668 in 2000 and  of $3,481 in 1998)             12,250            --        (5,801)
--------------------------------------------------------------------------------------------

NET INCOME                                                90,574        62,579        25,142

    Unrealized holding gains (losses) on
    securities (net of income taxes of $7,525
    in 2000, $8,088 in 1999 and $5,337 in 1998)           12,476       (13,868)        8,185
--------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME                                  $  103,050    $   48,711    $   33,327
============================================================================================

BASIC EARNINGS PER SHARE OF COMMON STOCK:
    Before cumulative effect of accounting changes    $     1.92    $     1.45    $     0.69
    Accounting changes                                      0.29            --         (0.13)
--------------------------------------------------------------------------------------------
    Net income                                        $     2.21    $     1.45    $     0.56
============================================================================================

DILUTED EARNINGS PER SHARE OF COMMON STOCK:
    Before cumulative effect of accounting changes    $     1.91    $     1.45    $     0.69
    Accounting changes                                      0.30            --         (0.13)
--------------------------------------------------------------------------------------------
    Net income                                        $     2.21    $     1.45    $     0.56
============================================================================================

AVERAGE COMMON SHARES OUTSTANDING                         40,898        43,206        44,760


See notes to financial statements.


STATEMENTS OF CASH FLOWS
(In thousands)
-----------------------------------------------------------------------------------------------
Year Ended December 31,                                          2000        1999        1998
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
    Net income                                                 $ 90,574    $ 62,579    $ 25,142
    Adjustments to reconcile net income to net cash
        provided by operations:
        Depreciation and amortization                            72,304      73,901      88,500
        Gains on disposal of assets                             (20,407)    (10,661)    (10,259)
        Equity in (income) loss of affiliates                    (6,859)     (3,002)        276
        Write-down of long-lived assets                              --      15,410      20,216
        Loss on partial sale of subsidiary                           --          --      19,756
        Change in accounting methods (Note 2)                   (12,250)         --       5,801
    Changes in assets and liabilities:
        Accounts and notes receivable                            (4,161)     (6,007)      7,859
        Inventories                                              (1,219)     (1,326)      4,605
        Prepaid expenses and other assets                        (7,933)     (8,852)     (9,213)
        Pension and post-retirement assets and obligations      (26,169)    (18,174)    (16,376)
        Accounts and income taxes payable                         9,305      10,436       5,345
        Deferred income taxes payable                            17,358       8,465      (8,248)
        Other liabilities                                        10,235      (3,408)      3,840
    Capital expenditures for real estate developments
        held for sale                                           (16,500)     (9,982)    (13,116)
-----------------------------------------------------------------------------------------------
            Net cash provided by operations                     104,278     109,379     124,128
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures for property and developments          (84,201)    (68,606)   (100,593)
    Receipts from disposal of income producing
        property, investments and other assets                    3,877       3,688       4,818
    Proceeds from recapitalization of subsidiary                     --          --      83,841
    Proceeds from partial sale of subsidiary                         --          --      14,940
    Deposits into Capital Construction Fund                     (12,220)    (19,464)    (10,000)
    Withdrawals from Capital Construction Fund                    8,574      11,458      14,377
    (Increase) decrease in investments - net                        894      (3,285)     (7,745)
-----------------------------------------------------------------------------------------------
            Net cash used in investing activities               (83,076)    (76,209)       (362)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt                     98,500      39,500      30,000
    Payments of long-term debt                                  (48,000)    (30,533)    (68,985)
    Proceeds (payments) from short-term
        borrowings - net                                         10,500     (52,000)     40,000
    Repurchases of capital stock                                (48,260)    (34,824)    (20,838)
    Proceeds from issuance of capital stock                       2,961         101       1,575
    Dividends paid                                              (36,785)    (38,899)    (40,323)
-----------------------------------------------------------------------------------------------
            Net cash used in financing activities               (21,084)   (116,655)    (58,571)
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
    Net increase (decrease) for the year                            118     (83,485)     65,195
    Balance, beginning of year                                    3,333      86,818      21,623
-----------------------------------------------------------------------------------------------
    Balance, end of year                                       $  3,451    $  3,333    $ 86,818
-----------------------------------------------------------------------------------------------
OTHER CASH FLOW INFORMATION:
    Interest paid, net of amounts capitalized                  $ 24,663    $ 17,772    $ 26,890
    Income taxes paid, net of refunds                            31,807      34,213      34,672
NON-CASH ACTIVITIES:
    Tax-deferred property sales                                  35,569      34,883      67,258
    Tax-deferred property purchases                              22,703      34,907      85,896
    Transfer of assets to joint venture                              --      16,438          --
    Securities retained in connection with
       partial sale of subsidiary                                    --          --      34,960


See notes to financial statements.




BALANCE SHEETS
(In thousands, except per-share amount)

----------------------------------------------------------------------------------------
December 31,                                                   2000              1999
----------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                               $    3,451        $    3,333
    Accounts and notes receivable:
        Trade, less allowances of $6,579 and $7,860            129,373           122,604
        Other                                                   12,180            14,033
    Inventories:
        Sugar and coffee                                         4,435             4,543
        Materials and supplies                                  12,702            11,384
    Real estate held for sale                                   19,324            12,706
    Deferred income taxes                                       13,186            16,260
    Prepaid expenses and other assets                           18,736            20,739
    Accrued deposits to Capital Construction Fund               (4,520)           (3,152)
----------------------------------------------------------------------------------------
            Total current assets                               208,867           202,450
----------------------------------------------------------------------------------------

INVESTMENTS                                                    183,141           158,726
----------------------------------------------------------------------------------------

REAL ESTATE DEVELOPMENTS                                        62,628            60,810
----------------------------------------------------------------------------------------

PROPERTY:
    Land                                                        95,195            86,421
    Buildings                                                  271,314           241,009
    Vessels                                                    770,352           766,525
    Machinery and equipment                                    534,894           510,407
    Water, power and sewer systems                              80,084            83,980
    Other property improvements                                 56,355            60,244
----------------------------------------------------------------------------------------
            Total                                            1,808,194         1,748,586
    Less accumulated depreciation and amortization             853,502           819,959
----------------------------------------------------------------------------------------
            Property - net                                     954,692           928,627
----------------------------------------------------------------------------------------

CAPITAL CONSTRUCTION FUND                                      150,405           145,391
----------------------------------------------------------------------------------------

PENSION ASSETS                                                  50,476            40,987
----------------------------------------------------------------------------------------

OTHER ASSETS - NET                                              55,803            24,469
----------------------------------------------------------------------------------------


            Total                                           $1,666,012        $1,561,460
========================================================================================



See notes to financial statements.


----------------------------------------------------------------------------------------
                                                               2000              1999
----------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Notes payable and current portion of long-term debt     $   30,500        $   22,500
    Accounts payable                                            63,075            55,655
    Payrolls and vacation due                                   18,170            16,699
    Uninsured claims                                            11,514            12,742
    Taxes other than income                                      3,456             4,414
    Post-retirement benefit obligations - current portion        2,213             2,878
    Accrued and other liabilities                               24,078            27,757
----------------------------------------------------------------------------------------
            Total current liabilities                          153,006           142,645
----------------------------------------------------------------------------------------

LONG-TERM LIABILITIES:
    Long-term debt                                             330,766           277,570
    Post-retirement benefit obligations                         44,752            60,767
    Uninsured claims                                            20,857            16,780
    Other                                                       35,841            34,381
----------------------------------------------------------------------------------------
            Total long-term liabilities                        432,216           389,498
----------------------------------------------------------------------------------------

DEFERRED INCOME TAXES                                          387,139           358,354
----------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
    Capital stock - common stock without par value;
      authorized, 150,000 shares ($.75 stated value
      per share); outstanding, 40,353 shares in 2000
      and 42,526 shares in 1999                                 33,248            34,933
    Additional capital                                          58,007            53,124
    Unrealized holding gains on securities                      61,937            49,461
    Retained earnings                                          552,637           545,849
    Cost of treasury stock                                     (12,178)          (12,404)
----------------------------------------------------------------------------------------
            Total shareholders' equity                         693,651           670,963
----------------------------------------------------------------------------------------


            Total                                           $1,666,012        $1,561,460
========================================================================================



STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per-share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

Three Years Ended December 31, 2000
--------------------------------------------------------------------------------------------------------------------
                                                   Capital Stock
                                     ------------------------------------------
                                            Issued              In Treasury
                                     ---------------------   ------------------
                                                                                               Unrealized
                                                                                  Additional     Holding    Retained
                                     Shares   Stated Value   Shares     Cost        Capital       Gains     Earnings
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997           49,026     $ 36,769      4,145   $(12,897)   $ 49,437     $ 55,144     $591,135

Changes in 1998:
   Shares repurchased and retired      (969)        (727)                                                    (20,111)
   Stock options exercised               67           50                             1,558                       (23)
   Issued--incentive plans                8            6        (41)       346         951
   Unrealized holding gain on
      securities                                                                                  8,185
   Net income                                                                                                 25,142
   Cash dividends, $0.90 per share                                                                           (40,323)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998           48,132       36,098      4,104    (12,551)     51,946       63,329      555,820

Changes in 1999:
   Shares repurchased and retired    (1,565)      (1,173)                                                    (33,651)
   Stock options exercised                5            4                                97
   Issued--incentive plans                7            4        (51)       147       1,081
   Unrealized holding loss on
      securities                                                                                (13,868)
   Net income                                                                                                 62,579
   Cash dividends, $0.90 per share                                                                           (38,899)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999           46,579       34,933      4,053    (12,404)     53,124       49,461      545,849

CHANGES IN 2000:
   Shares repurchased and retired    (2,378)      (1,783)                                                    (46,477)
   Stock options exercised              126           94                             3,378                      (524)
   Issued--incentive plans                4            4        (75)       226       1,505
   Unrealized holding gain on
      securities                                                                                 12,476
   Net income                                                                                                 90,574
   Cash dividends, $0.90 per share                                                                           (36,785)
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000           44,331     $ 33,248      3,978   $(12,178)   $ 58,007     $ 61,937     $552,637
====================================================================================================================

See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS
ALEXANDER & BALDWIN, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all wholly owned subsidiaries ("Company"), after elimination of significant intercompany amounts.
Significant investments in businesses, partnerships and joint ventures in which the Company does not have control are accounted for under the equity method. Generally, these are investments in 20 to 50 percent owned businesses.

Segment Information: The Company has three operating segments: Ocean Transportation, Real Estate Development and Management, and Food Products. The Company reports segment information in the same way that management assesses segment performance. Additional information regarding these segments is found on page 26 and in Note 12.

Cash and Cash Equivalents: Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less and which have no significant risk of change in value.

Inventories: Raw sugar and coffee inventories are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market. Materials and supplies inventories are carried at historical cost, which is not greater than replacement cost.

Property: Property is stated at cost. Expenditures for major renewals and betterments are capitalized. Replacements, maintenance and repairs, which do not improve or extend asset lives, are charged to expense as incurred. Gains or losses from property disposals are included in the determination of net income.

As discussed in Note 2, the Company changed its accounting for drydocking costs in 2000. Costs of regularly scheduled drydocking of vessels and planned major vessel repairs performed during drydocking are capitalized and amortized over the periods benefited.

Coffee Orchards: Costs of developing coffee orchards are capitalized during the development period and depreciated over the estimated productive lives. In 1999, following the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reduced the carrying value of its coffee orchards and field and factory processing equipment. This is described further in Note 3.

Capitalized Interest: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized. Interest expense is shown net of capitalized interest on the Statements of Income, because the amounts are not significant.

Construction Expenditures: Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the Balance Sheets. When construction is complete, the costs are reclassified as either Real Estate Held for Sale or Property, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as either operating or investing activities, based upon the Company's intention to sell the property or to retain ownership of the property as an investment following completion of construction.

Depreciation: Depreciation is computed using the straight-line method. Estimated useful lives of property are as follows:

          --------------------------------------------
                                      Range of Life
               Classification          (in years)
          --------------------------------------------
          Buildings                     10 to 50
          Vessels                       10 to 40
          Marine containers              2 to 25
          Terminal facilities            3 to 35
          Machinery and equipment        3 to 35
          Utility systems and other      5 to 60
          --------------------------------------------

Fair Values: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes, and prepaid and other current assets) and of debt instruments are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flows. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

Impairments of Long-lived Assets: Long-lived assets are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if a write-down may be required. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. (See Note 3.)

Voyage Revenue Recognition: Voyage revenue and variable costs and expenses associated with voyages are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods. Freight rates are provided in tariffs filed with the Surface Transportation Board of the U.S. Department of Transportation.

Real Estate Sales Revenue Recognition: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally on closing dates), adequate down payments have been received, and collection of remaining balances is reasonably assured.

Sugar and Coffee Revenue Recognition: Revenue from bulk raw sugar sales is recorded when delivered to the cooperative of Hawaiian producers, based on the estimated net return to producers in accordance with contractual agreements. Revenue from coffee is recorded when the title to the product and risk of loss passes to third parties and when collection is reasonably assured.

Non-voyage Ocean Transportation Costs: Vessel depreciation, charter hire, terminal operating overhead and general and administrative expenses are charged to expense as incurred.

Agricultural Costs: Costs of growing and harvesting sugar cane are charged to the cost of production in the year incurred and to cost of sales as raw sugar is delivered to the cooperative of Hawaiian producers as allowed in Statement of Position No. 85-3. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

Employee Benefit Plans: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA) and the Hawaii Stevedoring Industry Committee, which negotiate multi-employer pension plans covering certain shoreside bargaining unit personnel. The subsidiaries directly negotiate multi-employer pension plans covering other bargaining unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, non-contributory, single-employer defined benefit plans, a profit sharing plan and an individual deferred contribution plan cover substantially all other employees.

Stock-based Compensation: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As allowed by that standard, the Company has elected to continue to apply the principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as discussed in
Note 10.

Income Taxes: Deferred tax assets and liabilities are established for temporary differences between the way certain income and expense items are reported for financial reporting and tax purposes. Deferred tax assets and liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for deferred tax assets for which realization is not likely.

Basic and Diluted Earnings per Share of Common Stock: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The impact on Earnings per Share of the Company's stock options is immaterial; consequently, Diluted Earnings per Share is generally the same amount as Basic Earnings per Share.

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

Impact of Newly Issued Accounting Standards: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes the accounting and reporting standards for derivative instruments and hedging activities. Adoption of the standard was required on January 1, 2001. The Company has reviewed its contracts and agreements, and has determined that adoption of this standard will not have a material effect on the financial statements.

The Company has adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 140 provides standards for transfers and servicing of financial assets and extinguishments of liabilities using a financial-components approach that focuses on control. While application of this standard is prospective, no significant changes in the Company's accounting practices are expected to result from its adoption.

Reclassifications: Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation.


2.   CHANGE IN ACCOUNTING METHODS

2000 - Change in Accounting Method for Vessel Drydocking Costs: The Company changed its method of accounting for vessel drydocking costs, as of January 1, 2000, from the accrual method to the deferral method. Drydocking costs had been accrued as a liability and an expense on an estimated basis, in advance of the next scheduled drydocking. Subsequent payments for drydocking were charged against the accrued liability. Under the deferral method, actual drydocking costs are capitalized when incurred and amortized over the period benefited; generally, this is the period between scheduled drydockings. This method eliminates the uncertainty of estimating these costs. This change was made to conform with prevailing industry accounting practices. The cumulative effect of this accounting change, as of January 1, 2000, is shown separately in the Statements of Income and resulted in net income of $12,250,000 (net of income tax expense of $7,668,000) or $0.29 per basic share.

The effect of this change in accounting method on the balance sheets was to increase other assets by $4,765,000, eliminate drydocking reserves of $15,153,000, increase deferred taxes by $7,668,000, and increase total shareholders' equity by $12,250,000. Had this change been applied retroactively, the impact on net income for 1999 and 1998 would not have been materially different from reported net income.

2000 - Change in Accounting for Certain Revenues and Expenses: The Company changed its method of presentation for certain freight services that are performed by third parties and billed by the Company to its customers. The expenses and related revenue for these services were previously reported on a net basis and were not reflected on the Statements of Income. Accordingly, operating revenue and expenses have been increased by $38,059,000, $31,874,000 and $25,377,000 for 2000, 1999 and 1998, respectively.

The Company also changed its method of presentation for common area maintenance
(CAM) costs. These costs, which are incurred by the Company but which are charged to tenants under various lease arrangements, were previously netted against Property Leasing Revenue. The Company now records CAM amounts in Costs of Leasing Services in the Statements of Income. Accordingly, Property Leasing Revenue and Costs of Leasing Services have been increased by $11,246,000, $8,852,000 and $6,478,000 for 2000, 1999 and 1998, respectively.

These two changes were in response to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance about the classification, on a gross basis, of revenues and expenses. These changes had no effect on earnings or segment operating profit. Revenue on pages 26 and 32 for Ocean Transportation and Property Leasing have been restated to reflect this change.

1998 - Change in Accounting Method for Insurance-related Assessments: The Company self-insures a portion of its federal workers' compensation liability. As such, the Company utilized the U.S. Department of Labor (DOL) second injury fund, as authorized by Section 8(f) of the U.S. Longshore and Harborworkers' Compensation Act. Under this Act, the DOL annually assesses self-insurers for their share of the related costs. Through 1997, these assessments were recorded as an expense in the years the amounts were assessed and paid. Effective January 1, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement requires that the Company record, as a liability, the expected cost of future assessments relating to existing compensation claims made prior to the end of the fiscal year. In adopting this statement, the Company recorded a one-time, non-cash charge to 1998 earnings of $5,801,000 (net of income tax benefit of $3,481,000) or $0.13 per basic share. The effect of the change on operating costs was not significant for the current or prior years. The discount rate, discounted liability, and undiscounted liability at December 31, 2000, 1999 and 1998 were as follows (amounts in thousands):

          ---------------------------------------------------------
                                      2000       1999       1998
          ---------------------------------------------------------
          Discount Rate                   6%      6.76%      5.43%
          Discounted Liability       $ 9,956    $ 9,862    $ 9,282
          Undiscounted Liability     $14,753    $15,364    $13,869
          ---------------------------------------------------------


3.   WRITE-DOWN OF LONG-LIVED ASSETS

1999 - The Company began growing coffee in Hawaii in 1987 as an alternative crop to sugar cane. Since inception, the Company's coffee operation continually has generated operating losses and negative cash flows. During the second half of 1999, the Company significantly reduced the coffee workforce and changed its coffee marketing and selling plans. To exacerbate the problem, coffee commodity prices dropped significantly in 1999 due to an oversupply of coffee in the marketplace. Because of continuing cash-flow losses, the ongoing viability of the coffee operation was evaluated again. As a result, the Company determined that the estimated future cash flows of the coffee operation were less than the carrying value of its productive assets, consisting mainly of orchards and field and processing equipment. Accordingly, a $15,410,000 (pre-tax) charge was recorded to write down these productive assets to their fair value (i.e., present value of estimated future cash flows).

1998 - The Company changed the strategic direction of its 1,045-acre Kukui'Ula real estate development, from a single master-planned residential community to a series of individual subdivisions with fewer units, as a result of continued weaknesses in the State's and Kauai's economy and real estate markets. As a result, the Company determined that its investment in a waste water treatment plant (WWTP) could not be recovered through the WWTP's future cash flows; accordingly, the costs of the WWTP were reduced by $15,900,000, to the plant's fair value, which was based on the present value of estimated future cash flows. Under the original higher-density Kukui'Ula development plan, the cost of the WWTP would have been recoverable from its future cash flows. The changes in the development plan also resulted in the write-off of $4,316,000 for design and study costs, which were determined to have no future economic benefit. The remaining carrying cost of the Kukui'Ula project is approximately $29,650,000 and, based on current development plans, the Company has determined that this amount is recoverable from the project's future cash flows.


4.   INVESTMENTS AND PARTIAL SALE OF SUBSIDIARY

At December 31, 2000 and 1999, investments consisted principally of marketable equity securities, equity in affiliated companies, limited partnership interests and purchase-money mortgages, as follows (in thousands):

---------------------------------------------------------------------------
                                                         2000        1999
---------------------------------------------------------------------------
Marketable equity securities                           $108,069    $ 88,485
Equity in affiliated companies:
  California and Hawaiian Sugar Company, Inc. (C&H)      41,705      37,591
  SSA Terminals, LLC (SSAT)                              21,867      18,278
  Sea Star Line, LLC (Sea Star)                           7,586       8,429
  Other                                                     300         300
Limited partnership interests, purchase-money
  mortgages and other                                     3,614       5,643
---------------------------------------------------------------------------
Total Investments                                      $183,141    $158,726
===========================================================================

Marketable Equity Securities: The marketable equity securities are classified as "available for sale" and are stated at quoted market values as traded on national exchanges. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity and Comprehensive Income.


The components of the net unrealized holding gains at December 31, 2000 and 1999 were as follows (in thousands):

---------------------------------------------------------------------------
                                                        2000         1999
---------------------------------------------------------------------------
Market value                                          $108,069     $ 88,485
Less historical cost                                     9,761       10,173
---------------------------------------------------------------------------
Unrealized holding gains                                98,308       78,312
Less deferred income taxes                              36,371       28,851
---------------------------------------------------------------------------
Net unrealized holding gains                          $ 61,937     $ 49,461
===========================================================================

Equity in Affiliated Companies: On December 24, 1998, the Company recognized a loss of $19,756,000 on the sale of a majority of its equity interest in its sugar refining and marketing unit, C&H. The Company received approximately $45,000,000 in cash, after the repayment of certain C&H indebtedness, $25,000,000 in senior preferred stock, and $9,600,000 in junior preferred stock. The Company retained an approximately 36-percent common stock interest in the recapitalized C&H. The Company continues to hold all of C&H's senior preferred stock and 40 percent of C&H's junior preferred stock. Dividends on the senior and junior preferred stocks are cumulative. Through December 2003, dividends on the senior preferred stock may be paid either in cash or by issuance of additional shares of senior preferred stock. Shares of senior preferred stock received as dividends are valued at their estimated realizable values. C&H must redeem from the Company, at one thousand dollars per share, the outstanding senior preferred stock in December 2009 and outstanding junior preferred stock in December 2010. C&H is included in the consolidated results of the Company up to the date of the sale. The Company accounts for its investment in C&H under the equity method. Financial information for C&H as of and for the years ended December 31, 2000 and 1999 follows (in thousands):

---------------------------------------------------------------------------
CONDENSED BALANCE SHEETS                                2000         1999
---------------------------------------------------------------------------
ASSETS:
    Current                                           $117,687     $ 82,707
    Property and other                                 133,056      136,941
---------------------------------------------------------------------------
Total                                                 $250,743     $219,648
===========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
    Current                                           $ 62,702     $ 39,044
    Long-term debt and other                           120,797      117,064
    Shareholders' equity, including preferred stock     67,244       63,540
---------------------------------------------------------------------------
Total                                                 $250,743     $219,648
===========================================================================

---------------------------------------------------------------------------
CONDENSED STATEMENTS OF INCOME                          2000         1999
---------------------------------------------------------------------------
  Revenue                                             $413,250     $470,838
  Cost and Expenses                                    409,545      463,454
---------------------------------------------------------------------------
  Net Income                                          $  3,705     $  7,384
===========================================================================

The Company has an investment in a limited liability corporation (LLC) with Saltchuk Resources, Inc. and International Shipping Agency, Inc., named Sea Star Line, LLC, which operates an ocean transportation service between Florida and Puerto Rico. The Company charters two vessels to Sea Star Line, LLC. This investment represents a minority interest and is accounted for under the equity method.

The Company is part owner of an LLC with Stevedoring Services of America, named SSA Terminals, LLC, which provides stevedoring and terminal services at six terminals in three West Coast ports to the Company and other shipping lines.
In 1999, each company contributed the assets of California and Seattle, Washington terminals to form the LLC. This investment represents a minority interest and is accounted for under the equity method.

The carrying amounts of investments in unconsolidated affiliated companies approximated their fair values at December 31, 2000 and 1999.

Limited Partnership Interests and Purchase-money Mortgages: The investments in limited partnerships are recorded at the lower of cost or fair value and purchase-money mortgages are recorded at cost. The purchase-money mortgages are intended to be held to maturity. The values of the investments in limited partnerships are assessed annually.

See Note 5 for a discussion of fair values of investments in the Capital Construction Fund.


5.   CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels and certain related equipment do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes.

Amounts deposited into the CCF are a preference item for calculating federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of December 31, 2000, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 2000 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

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

At December 31, 2000 and 1999, the balances on deposit in the CCF are summarized as follows (in thousands):

---------------------------------------------------------------------------------------------------------
                                                 2000                                 1999
                                  ---------------------------------    ----------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value     Gain (Loss)      Cost      Value        Loss
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 32,302    $ 32,281     $    (21)   $ 37,086    $ 35,843     $ (1,243)
Cash and cash equivalents          113,583     113,871          288     105,153     104,958         (195)
Accrued deposits                     4,520       4,520           --       3,152       3,152
---------------------------------------------------------------------------------------------------------
Total                             $150,405    $150,672     $    267    $145,391    $143,953     $ (1,438)
=========================================================================================================


Fair value of the mortgage-backed securities was determined by an outside investment management company, based on experience trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter. The Company earned $2,654,000 in 2000, $3,152,000 in 1999, and $4,514,000 in 1998 on its investments in mortgage-backed securities. The fair values of other CCF investments are based on quoted market prices. These other investments mature no later than December 2, 2002. Three securities classified as "held-to-maturity" were sold during 2000 for a combined loss of $48,400. These securities no longer met authorized credit requirements. No securities classified as "held-to-maturity" were sold in 1999.


6.   NOTES PAYABLE AND LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt consisted of the following (in thousands):

-------------------------------------------------------------------
                                                 2000        1999
-------------------------------------------------------------------
Commercial paper, 2000 high 6.79%, low 5.66%   $ 99,766    $ 99,570
Bank variable rate loans, due after 2000,
    2000 high 7.53%, low 6.06%                  136,500      78,000
Term loans:
    7.29%, payable through 2007                  52,500      60,000
    7.42%, payable through 2009                  20,000          --
    7.43%, payable through 2007                  15,000      15,000
    7.57%, payable through 2009                  15,000      15,000
    7.55%, payable through 2009                  15,000      15,000
    7.65%, payable through 2001                   7,500      10,000
    8%, repaid in  2000                              --       7,500
-------------------------------------------------------------------
Total                                           361,266     300,070
Less current portion                             30,500      22,500
-------------------------------------------------------------------
Long-term debt                                 $330,766    $277,570
===================================================================

Commercial Paper: At December 31, 2000, $99,766,000 of commercial paper notes was outstanding under a commercial paper program used by a subsidiary to finance the construction of a vessel. Maturities ranged from two to 24 days. The borrowings outstanding under this program are classified as long-term because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

Variable Rate Loans: The Company has a revolving credit and term loan agree-ment with four commercial banks, whereby it may borrow up to $140,000,000 under revolving loans to November 30, 2001, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 12 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 2000 and 1999, $113,500,000 and $60,000,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $70,000,000 short-term revolving credit agreement with a commercial bank. This facility was increased from $45,000,000 during 2000. The agreement extends to November 30, 2001, but may be canceled by the bank or the Company at any time. The amount which the Company may draw under the facility is reduced by the amount drawn against the bank under the previously referenced $140,000,000 multi-bank facility, in which it is a participant, and by letters of credit issued under the $70,000,000 uncommitted facility. At December 31, 2000 and 1999, $7,500,000 and $13,000,000,
respectively, were outstanding under this agreement. Under the borrowing formula for this facility, the Company could have borrowed an additional $22,700,000 at December 31, 2000.

The Company has a $50,000,000 one-year revolving credit agreement with a commercial bank containing a two-year term option. At December 31, 2000 and 1999, $15,500,000 and $5,000,000, respectively, were outstanding under this agreement.

The Company has a $25,000,000 one-year revolving credit agreement with a commercial bank which serves as a commercial paper liquidity back-up line. At December 31, 2000 and 1999, no amounts were outstanding under this agreement.

In 1999, the Company had an uncommitted $25,000,000 revolving credit agreement with a commercial bank. That agreement expired December 31, 1999 and was replaced in January 2000 with a comparable uncommitted $25,000,000 revolving credit agreement with another commercial bank.

Other Debt Agreements:  The Company has a private shelf agreement for a total
of $65,000,000.   At December 31, 2000 this full amount had been drawn.  At
December 31, 1999, $20,000,000 had not been drawn on the facility. The amounts drawn on the agreement are included in term loans.

Long-term Debt Maturities: At December 31, 2000, maturities and planned prepayments of all long-term debt during the next five years is $30,500,000 for 2001, $7,500,000 for 2002, $9,643,000 for 2003, $12,500,000 for 2004 and
$17,500,000 for 2005.


7.   LEASES

The Company as Lessee: Principal operating leases include office and terminal facilities, containers and equipment, leased for periods which expire between 2002 and 2052. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $19,741,000, $28,343,000 and $45,519,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Future minimum payments under operating leases as of December 31, 2000 were as follows (in thousands):

          ---------------------------------------------------------------
                                                               Operating
                                                                 Leases
          ---------------------------------------------------------------
          2001                                                 $ 11,701
          2002                                                   11,884
          2003                                                   11,882
          2004                                                   11,865
          2005                                                    8,759
          Thereafter                                             99,567
          ---------------------------------------------------------------
          Total minimum lease payments                         $155,658
          ===============================================================

The Company is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $9,887,000 and $9,344,000 at December 31, 2000 and 1999, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

The Company as Lessor: The Company leases land, buildings, land improvements, and five vessels under operating leases. Two of the vessels are chartered-out to an unconsolidated affiliate. The historical cost of and accumulated depreciation on leased property at December 31, 2000 and 1999 were as follows (in thousands):

          ---------------------------------------------------------------
                                                       2000        1999
          ---------------------------------------------------------------
          Leased property                            $621,860    $571,640
          Less accumulated amortization               154,467     129,465
          ---------------------------------------------------------------
          Property under operating leases - net      $467,393    $442,175
          ===============================================================

Total rental income under these operating leases for the three years ended December 31, 2000 was as follows (in thousands):

---------------------------------------------------------------------------
                                              2000        1999        1998
---------------------------------------------------------------------------
Minimum rentals                            $ 98,607    $ 93,275    $ 79,268
Contingent rentals (based on sales volume)    1,917       1,244       1,079
---------------------------------------------------------------------------
Total                                      $100,524    $ 94,519    $ 80,347
===========================================================================

Future minimum rental income on non-cancelable leases at December 31, 2000 was as follows (in thousands):

          --------------------------------------------------------------
                                                               Operating
                                                                Leases
          --------------------------------------------------------------
          2001                                                 $ 94,657
          2002                                                   90,913
          2003                                                   87,132
          2004                                                   81,211
          2005                                                   76,138
          Thereafter                                            139,925
          --------------------------------------------------------------
          Total                                                $569,976
          ==============================================================


8.   EMPLOYEE BENEFIT PLANS

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

The status of the funded defined benefit pension plans and the unfunded accumulated post-retirement benefit plans, at December 31, 2000, 1999 and 1998, is shown in Table 1 (page 47).

The net periodic benefit cost for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 2000, 1999 and 1998 is summarized in Table 2 (page 48).

As described in Note 4, the Company sold a majority of its interest in C&H during 1998. The impact of this transaction on the benefit obligation and the plan assets is noted in Table 1. At the time of the transaction, C&H had recorded in its financial statements net obligations of $12,300,000 and $46,500,000 for its pension and post-retirement benefit plans, respectively.


The assumptions used to determine the benefit information were as follows:

     ------------------------------------------------------------------------------------------------
                                             Pension Benefits          Other Post-retirement Benefits
                                          ------------------------     ------------------------------
                                          2000      1999      1998         2000      1999      1998
     ------------------------------------------------------------------------------------------------
     Discounted rate                      7.75%     7.75%     6.75%        7.75%     7.75%     6.75%
     Expected return on plan assets       9.00%     9.00%     9.00%           --        --       --
     Rate of compensation increase        4.25%     4.25%     4.25%        4.25%     4.25%     4.25%


For post-retirement benefit measurement purposes, a ten percent annual rate of increase in the per capita cost of covered health care benefits was assumed through 2001. The rate was assumed to decrease to five percent for 2002 and remain at that level thereafter. Unrecognized gains and losses of the post-retirement benefit plans are amortized over five years.

If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 2000, 1999 and 1998, and the net periodic post-retirement benefit cost for 2000, 1999 and 1998, would have increased or decreased as follows (in thousands):

-------------------------------------------------------------------------------------------------------
                                                   Other Post-retirement Benefits
                                                        One Percentage Point
                                    -------------------------------------------------------------------
                                              Increase                             Decrease
                                    -----------------------------       -------------------------------
                                     2000       1999       1998          2000        1999        1998
-------------------------------------------------------------------------------------------------------
Effect on total of service and
  interest cost components          $   196    $   416    $   689       $  (226)    $  (347)    $  (583)
Effect on post-retirement
  benefit obligation                $ 1,664    $ 4,062    $ 5,157       $(2,278)    $(3,388)    $(4,387)


The assets of the defined benefit pension plans consist principally of listed stocks and bonds. Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $12,597,000 and $10,801,000 at December 31, 2000 and 1999, respectively. The annual expense associated with the non-qualified plans was not significant.

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $3,027,000 in 2000, $4,367,000 in 1999 and $5,633,000 in 1998. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

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

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $971,000 as of December 31, 2000, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.


Table 1 (in thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     2000         1999         1998         2000         1999         1998
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                $ 218,189    $ 229,573    $ 354,883    $  47,836    $  55,298    $  91,112
Service cost                           4,877        5,705        7,182          504          892        1,154
Interest cost                         16,882       15,013       25,024        2,939        3,460        5,474
Plan participants' contributions          --           --           --        1,165        1,423        1,615
Actuarial (gain) loss                 (2,016)     (25,177)      20,682       (2,652)      (8,198)      (8,482)
Sale of subsidiary                        --           --     (158,758)          --           --      (29,615)
Benefits paid                        (13,146)     (12,109)     (22,631)      (3,635)      (4,320)      (6,326)
Amendments                             1,137       10,129        3,191           --           --          366
Settlements                            8,602       (1,304)          --       (8,247)          --           --
Curtailments                              --       (3,823)          --           --         (719)          --
Special or contractual
  termination benefits                   475          182           --           --           --           --
-------------------------------------------------------------------------------------------------------------
Benefit obligation at
  end of year                        235,000      218,189      229,573       37,910       47,836       55,298
-------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                  381,090      338,267      443,249           --           --           --
Actual return on plan assets          (3,645)      56,236       72,646           --           --           --
Settlements                               --       (1,304)          --           --           --           --
Sale of subsidiary                        --           --     (154,997)          --           --           --
Benefits paid                        (13,146)     (12,109)     (22,631)          --           --           --
-------------------------------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                     364,299      381,090      338,267           --           --           --
-------------------------------------------------------------------------------------------------------------
ACCRUED ASSET OBLIGATION
Plan assets less benefit
  obligation                         129,299      162,901      108,694      (37,910)     (47,836)     (55,298)
Unrecognized net actuarial gain      (91,307)    (135,670)     (88,373)      (9,134)     (15,841)     (10,104)
Unrecognized transition asset            (63)        (183)        (876)          --           --           --
Unrecognized prior
  service cost                        12,547       13,939        4,767           79           32          358
-------------------------------------------------------------------------------------------------------------
Accrued asset (obligation)         $  50,476    $  40,987    $  24,212    $ (46,965)   $ (63,645)   $(65,044)
=============================================================================================================

_____________________________________________________________________________________________________________


Table 2 (in thousands)
-------------------------------------------------------------------------------------------------------------
                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     2000         1999         1998         2000         1999         1998
-------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST/(INCOME)
Service cost                       $   4,877    $   5,705    $   7,182    $     504    $     892    $   1,154
Interest cost                         16,882       15,013       25,024        2,939        3,460        5,474
Expected return on plan
  assets                             (33,651)     (29,922)     (38,862)          --           --           --
Recognition of net gain               (9,083)      (4,251)      (4,128)      (2,872)      (2,644)      (7,221)
Amortization of prior
  service cost                         2,528          905        1,105            7            8         (359)
Amortization of unrecognized
  transition asset                      (119)        (713)        (992)          --           --           --
Recognition of settlement
  (gain)/loss                          8,602           53           --      (14,800)          --           --
Recognition of curtailment gain           --       (3,641)          --           --         (292)          --
--------------------------------------------------------------------------------------------------------------
Net periodic benefit
  cost/(income)                    $  (9,964)   $ (16,957)   $ (10,671)   $ (14,222)   $   1,424    $    (952)
==============================================================================================================

Cost of termination benefits
  recognized                       $     475    $     182    $      --    $      --    $      --    $      --
=============================================================================================================


9.   INCOME TAXES

The income tax expense for the three years ended December 31, 2000 consisted of the following (in thousands):


----------------------------------------------------------------------------
                                         2000          1999          1998
----------------------------------------------------------------------------
Current:
    Federal                           $   26,186    $   21,035    $   28,877
    State                                    847         3,461         3,723
----------------------------------------------------------------------------
Current                                   27,033        24,496        32,600
Deferred                                  17,358         8,465        (8,248)
----------------------------------------------------------------------------
Income tax expense                    $   44,391    $   32,961    $   24,352
============================================================================


Income tax expense for the three years ended December 31, 2000 differs from amounts computed by applying the statutory federal rate to pre-tax income, for the following reasons (in thousands):

----------------------------------------------------------------------------
                                         2000          1999          1998
----------------------------------------------------------------------------
Computed income tax expense           $   42,950    $   33,439    $   19,353
State tax on income, less applicable
    federal tax                            2,968         3,790         1,824
Low-income housing credits                (1,124)       (1,161)       (1,204)
Dividend exclusion                          (954)         (860)         (931)
Prior years' tax settlement                   --        (2,815)           --
Bases differences in net assets acquired      --            --         3,114
Other - net                                  551           568         2,196
----------------------------------------------------------------------------
Income tax expense                    $   44,391    $   32,961    $   24,352
============================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2000 and 1999 were as follows (in thousands):

----------------------------------------------------------------------------
                                                       2000          1999
----------------------------------------------------------------------------
Property basis and depreciation                     $  179,510    $  187,301
Tax-deferred gains on real estate transactions         104,033        93,966
Capital Construction Fund                               58,704        52,374
Unrealized holding gains on securities                  36,371        28,851
Pensions                                                19,447        15,913
Post-retirement benefits                               (17,900)      (24,662)
Insurance reserves                                     (10,740)      (10,996)
Other - net                                              4,528          (653)
----------------------------------------------------------------------------
Total                                               $  373,953    $  342,094
============================================================================

The Internal Revenue Service (IRS) completed its examination of the Company's tax returns through 1997. In 1999, the Company reached an agreement with the IRS settling certain valuation issues relating to the Company's tax returns for 1992 through 1995. This agreement resulted in a one-time reduction of income tax expense of $2,815,000, due to the reversal of previously accrued income tax liabilities. The IRS is currently auditing the Company's tax returns for 1998 and 1999. Management believes that the outcome of the current audit will not have a material effect on the Company's financial position or results of operations.


10.  STOCK OPTIONS AND CAPITAL STOCK

Employee Stock Option Plans: The Company has two stock option plans under which key employees are granted options to purchase shares of the Company's common stock. There are no longer any outstanding options under a third plan, which terminated in 1993.

Adopted in 1998, the Company's 1998 Plan provides for the issuance of non-qualified stock options to employees of the Company. Under the 1998 Plan, option prices may not be less than the fair market value of the Company's common stock on the dates of grant, and the options become exercisable over periods determined, at the dates of grant, by the committee that administers the plan (generally ratably over three years), and generally expire ten years from the date of grant. Payments for options exercised may be made in cash or in shares of the Company's stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of the Company's stock, the option holder may receive, under a reload feature, a new stock option grant for such number of shares as is equal to the number surrendered, with an option price not less than the greater of the fair market value of the Company's stock on the date of exercise or one and one-half times the original option price.

Adopted in 1989, the 1989 Plan is substantially the same as the 1998 Plan, except that each option is generally exercisable in-full one year after the date granted. The 1989 Plan terminated in January 1999, but options granted through 1997 remain exercisable.

The 1998 and 1989 Plans also permit the issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be vested fully upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plans. The number of incentive shares issued during 2000 or outstanding at the end of the year was not material.

Director Stock Option Plans: The Company has two Directors' stock option plans. Under the 1998 Directors' Plan, each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the fair market value of the shares on the date of grant. Each option to purchase shares becomes exercisable in three successive annual installments of 1,000 shares beginning one year after the date granted.

The 1989 Directors' Plan is substantially the same as the 1998 Directors' Plan, except that each option generally becomes exercisable in-full one year after the date granted. This plan terminated in January 1999, but options granted through termination remain exercisable.

Changes in shares and the weighted average exercise prices for the three years ended December 31, 2000, were as follows (shares in thousands):


-----------------------------------------------------------------------------------------------------------
                           Employee Plans                Directors' Plans
                      ------------------------      --------------------------
                                                                                                Weighted
                                                       1998            1989                      Average
                      1998      1989      1983      Directors'      Directors'      Total       Exercise
                      Plan      Plan      Plan         Plan            Plan         Shares        Price
-----------------------------------------------------------------------------------------------------------
December 31,1997         --    2,862        161         --              183         3,206        $26.54
Granted                 100      485         --         --               21           606         27.10
Exercised                --      (66)        --         --               --           (66)        23.91
Canceled                 --      (18)        --         --               --           (18)        28.66
-----------------------------------------------------------------------------------------------------------
December 31, 1998       100    3,263        161         --              204         3,728         26.69
Granted                 515       --         --         24               --           539         20.65
Exercised                --       (4)        --         --               --            (4)        22.02
Canceled                 (2)    (373)      (161)        --              (15)         (551)        29.16
----------------------------------------------------------------------------------------------------------
December 31, 1999       613    2,886         --         24              189         3,712         25.43
Granted                 511       --         --         24               --           535         21.70
Exercised                (7)    (139)        --         --               --          (146)        23.79
Canceled                (31)    (340)        --         --              (21)         (392)        29.49
-----------------------------------------------------------------------------------------------------------
December 31, 2000     1,086    2,407         --         48              168         3,709        $24.52
===========================================================================================================
Exercisable             256    2,406         --          8              168         2,838        $25.52
===========================================================================================================


As of December 31, 2000, the Company had reserved 1,089,000 shares of its common stock for the exercise of options. Additional information about stock options outstanding as of 2000 year-end is summarized below
(shares in thousands):


----------------------------------------------------------------------------------------------
                                    Weighted                                        Weighted
                     Shares          Average        Weighted        Shares          Average
   Range of        Outstanding      Remaining        Average      Exercisable       Price of
   Exercise           as of        Contractual      Exercise         as of         Exercisable
    Price          12/31/2000         Years           Price       12/31/2000         Options
----------------------------------------------------------------------------------------------

$ 0.00                   5            4.00           $ 0.00            --            $ 0.00
$20.01 - 22.00       1,254            7.30           $21.32           428            $21.41
$22.01 - 24.00         397            6.00           $23.10           357            $23.04
$24.01 - 26.00         572            1.70           $24.39           572            $24.39
$26.01 - 28.00       1,058            4.70           $27.03         1,058            $27.03
$28.01 - 30.00         325            1.50           $28.35           325            $28.35
$30.01 - 34.88          98            4.50           $33.51            98            $33.51
----------------------------------------------------------------------------------------------
$ 0.00 - 34.88       3,709            5.00           $24.52         2,838            $25.52
==============================================================================================



ACCOUNTING METHOD FOR STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, to account for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. Pro forma information regarding net income and earnings per share is required, using the fair value method, by SFAS No. 123, "Accounting for Stock-based Compensation."

The fair value of options granted for the three years ended December 31, 2000 reported below have been estimated using a Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options which do not have vesting requirements and which are fully transferable. The Company's options have characteristics significantly different from those of traded options. The following assumptions were used in determining the pro-forma amounts:

     -------------------------------------------------------------------
                                                 2000     1999     1998
     -------------------------------------------------------------------
     Stock volatility                            25.0%    24.8%    25.1%
     Expected term from grant date (in years)      6.7      6.5      5.8
     Risk-free interest rate                      6.0%     5.0%     5.0%
     Forfeiture discount                          0.3%     0.2%     0.3%
     Dividend yield                               3.4%     4.0%     4.0%
     -------------------------------------------------------------------

Based upon the above assumptions, the computed annual weighted average fair value of employee stock options granted during 2000, 1999 and 1998 was $5.54, $4.63 and $5.84, respectively, per option.

Had compensation cost for the stock options granted during the past three years been based on the estimated fair value at grant dates, as prescribed by SFAS No. 123, the Company's pro forma net income and net income per share would have been as follows (in thousands, except per share amounts):

     --------------------------------------------------------------
                                     2000        1999        1998
     --------------------------------------------------------------
     Net Income:
       As reported                 $ 90,574    $ 62,579    $ 25,142
       Pro forma                   $ 89,060    $ 61,108    $ 23,127

     Net Income Per Share:
       Basic, as reported          $   2.21    $   1.45    $   0.56
       Basic, pro forma            $   2.18    $   1.42    $   0.51
       Diluted, as reported        $   2.21    $   1.45    $   0.56
       Diluted, pro forma          $   2.17    $   1.42    $   0.51
     --------------------------------------------------------------

The pro forma disclosures of net income and earnings per share are not likely to be representative of the pro forma effects on future net income or earnings per share, because the number of future shares which may be issued is not known, shares vest over several years, and assumptions used to determine the fair value can vary significantly.

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

SHARE REPURCHASES: During 2000, the Company purchased and retired 2,378,195 shares of its stock, at an average per-share price of $20.29. During 1999, the Company purchased and retired 1,564,500 shares, at an average per-share price of $22.26.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $92,679,000. However, there are no contractual obligations to spend this entire amount.

The Company has arranged for standby letters of credit totaling $25,237,000. This includes letters of credit, totaling approximately $14,000,000, which enable the Company to qualify as a self-insurer for state and federal workers' compensation liabilities. The amount also includes a letter of credit of $7,596,000 for workers' compensation claims incurred by C&H employees, under a now-closed self-insurance plan, prior to December 24, 1998 (see Note 4). The Company only would be called upon to honor this letter of credit in the event of C&H's insolvency. The remaining letters of credit are for insurance-related matters, construction performance guarantees and other routine operating matters.

C&H, in which A&B has a 36-percent common stock interest, is a party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative
(HSTC), a raw sugar marketing and transportation cooperative that is partially owned by the Company. Under the terms of this contract, C&H is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The Company delivered to HSTC raw sugar totaling $64,455,000, $83,412,000 and $79,422,000, during 2000, 1999 and 1998, respectively. The
Company has guaranteed up to $15,000,000 of HS&TC's $35,000,000 working capital line.

The Company's operating expenses in 2000 and 1999 include approximately $99,151,000 and $46,856,000, respectively, paid to an unconsolidated affiliate.

A subsidiary has guaranteed obligations of $22,500,000 of an unconsolidated affiliate in which it has a minority interest.

In 1999, a subsidiary transferred assets with a value of $16,438,000 to an unconsolidated joint venture.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.


12.  INDUSTRY SEGMENTS

Industry segment information on page 26, is incorporated herein by reference.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is made up of the president and lead executives of the Company and each of the Company's segments. The lead executive for each operating segment manages the profitability, cash flows and assets of his or her respective segment's various product or service lines and businesses. The operating segments are managed separately, because each operating segment represents a strategic business unit that offers different products or services and serves different markets.

The Company's reportable operating segments include Ocean Transportation, Property Development and Management and Food Products. The Ocean Transportation segment carries freight between various United States and Canadian West Coast, Hawaii and other Pacific ports; holds investments in ocean transportation and terminal service businesses (see Note 4); and provides terminal and cargo logistics services. The Property Development and Management segment develops, manages and sells residential, commercial and industrial properties. The Food Products segment grows and processes raw sugar and molasses; invests in a sugar refining and marketing business (see Note 4); grows, mills and markets coffee; and generates and sells electricity.

The accounting policies of the operating segments are the same as those described in the summary of significant policies. Reportable segments are measured based on operating profit, exclusive of non-operating or unusual transactions, interest expense, general corporate expenses and income taxes.


Quarterly Results (Unaudited)

Segment results by quarter for 2000 and 1999 are listed below (in thousands, except per-share amounts):

                                                      2000                                        1999
                                   -----------------------------------------   -----------------------------------------
                                   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
------------------------------------------------------------------------------------------------------------------------
Revenue:
  Ocean transportation 1           $216,124   $220,759   $213,584   $200,225   $211,766   $193,798   $196,508   $176,463
  Property development
  and management:
       Leasing 1                     16,778     15,522     15,287     14,518     14,622     12,893     12,884     13,511
       Sales                          3,848     14,435     24,987      3,052      4,940      7,985     27,179      7,932
  Food products                      23,877     34,294     34,504     13,666     31,279     39,812     37,269      8,002
  Other                                 848        776        798        764        977        726        726        726
------------------------------------------------------------------------------------------------------------------------
          Total revenue            $261,475   $285,786   $289,160   $232,225   $263,584   $255,214   $274,566   $206,634
 ========================================================================================================================

Operating Profit (Loss):
  Ocean transportation             $ 19,819   $ 26,106   $ 27,914   $ 19,893   $ 18,299   $ 21,896   $ 25,318   $ 18,265
  Property development
  and management:
       Leasing                        7,863      7,467      7,606      7,184      6,919      6,562      6,394      7,622
       Sales                           (862)     5,472     18,917        701        323      1,590      9,949      5,540
  Food products                       4,613      2,901     (2,060)     2,068      2,992      4,828      2,019      1,471
  Other                                 756        745        764        709        911        693        690        650
------------------------------------------------------------------------------------------------------------------------
          Total operating profit     32,189     42,691     53,141     30,555     29,444     35,569     44,370     33,548
Write-down of Assets 2                   --         --         --         --    (15,410)        --         --         --
Interest Expense                     (6,285)    (6,661)    (5,959)    (5,347)    (4,669)    (4,209)    (4,369)    (4,527)
General Corporate Expenses           (3,009)    (2,392)    (2,706)    (3,502)    (3,286)    (3,941)    (3,100)    (3,880)
-------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes
  and Accounting Change              22,895     33,638     44,476     21,706      6,079     27,419     36,901     25,141
  Income taxes                       (8,349)   (12,284)   (16,233)    (7,525)    (1,063)    (8,943)   (13,652)    (9,303)
  Change in accounting method (net
    of income taxes of $7,668) 1         --         --         --     12,250         --         --         --         --
------------------------------------------------------------------------------------------------------------------------
Net Income                         $ 14,546   $ 21,354   $ 28,243   $ 26,431   $  5,016   $ 18,476   $ 23,249   $ 15,838
========================================================================================================================

Earnings Per Share:
  Basic                            $   0.36   $   0.53   $   0.69   $   0.63   $   0.12   $   0.43   $   0.54   $   0.36
========================================================================================================================
  Diluted                          $   0.36   $   0.52   $   0.69   $   0.63   $   0.12   $   0.43   $   0.54   $   0.36
========================================================================================================================


1 See Note 2 for discussion of changes in presentation and accounting method.
2 See Note 3 for discussion of the write-down of Kauai Coffee assets in 1999.



ALEXANDER & BALDWIN, INC.
OFFICERS
All positions as of December 31, 2000
All ages as of March 31, 2001

Charles M. Stockholm (68)
Chairman of the Board

W. Allen Doane (53)
President and
Chief Executive Officer

C. Bradley Mulholland (59)
Executive Vice President

James S. Andrasick (57)
Senior Vice President, Chief Financial Officer and Treasurer

Meredith J. Ching (44)
Vice President (Government & Community Relations)

John F. Gasher (67)
Vice President
(Human Resources)

G. Stephen Holaday (56)
Vice President (Plantation General Manager, HC&S)

John B. Kelley (55)
Vice President (Corporate Planning & Investor Relations)

Stanley M. Kuriyama (47)
Vice President (Properties Group)
(Chief Executive Officer and
Vice Chairman of the Board,
A&B Properties, Inc.)

Michael J. Marks (62)
Vice President, General Counsel
and Assistant Secretary

Thomas A. Wellman (42)
Controller and
Assistant Treasurer

Alyson J. Nakamura (35)
Secretary

MATSON NAVIGATION COMPANY, INC.
OFFICERS

Charles M. Stockholm (68)
Chairman of the Board

W. Allen Doane (53)
Vice Chairman of the Board

C . Bradley Mulholland (59)
President and
Chief Executive Officer

Raymond J. Donohue (64)
Senior Vice President and
Chief Financial Officer

Gary J. North (56)
Senior Vice President (Operations)
(President and Chief Operating Officer, Matson Terminals, Inc.)

Kevin C. O'Rourke (54)
Senior Vice President and General Counsel

Paul E. Stevens (48)
Senior Vice President (Marketing)

Richard S. Bliss (62)
Vice President (Area Manager, Pacific Northwest)

Robert L. Dawdy (56)
Vice President
(West Coast Operations)

Branton B. Dreyfus (47)
Vice President
(Area Manager, Hawaii)

Ronald J. Forest (45)
Vice President
(President &
Chief Executive Officer,
Matson Intermodal System, Inc.)

Philip M. Grill (53)
Vice President
(Government Relations)

Dale B. Hendler (47)
Vice President
(E-Commerce and Technology)

Merle A. K. Kelai (69)
Vice President
(Community Relations and Government Affairs)

Judith A. Williams (57)
Vice President (Corporate Planning & Development)

Michael J. Marks (62)
Secretary

Timothy H. Reid (54)
Treasurer

Joseph A. Palazzolo (52)
Controller

ALEXANDER & BALDWIN, INC.
HONOLULU, HAWAII

PRINCIPAL SUBSIDIARIES AND AFFILIATES1

Division:
Hawaiian Commercial & Sugar Company
Puunene, Maui

Subsidiaries:
A&B Development
Company (California)
San Francisco

A&B Properties, Inc.
Honolulu

East Maui Irrigation Company, Limited
Puunene, Maui

Hawaiian Duragreen, Inc.
Puunene, Maui

Kukui'Ula Development Company, Inc.
Poipu, Kauai

Matson Navigation Company, Inc.
San Francisco

Subsidiaries:
Matson Intermodal System, Inc.
San Francisco

Matson Logistics Solutions, Inc.
San Francisco

Matson Services
Company, Inc.
San Francisco

Matson Terminals, Inc.
San Francisco

McBryde Sugar Company, Limited
Eleele, Kauai

Subsidiary:
Kauai Coffee
Company, Inc.
Eleele, Kauai

Kahului Trucking & Storage, Inc.
Kahului, Maui

Kauai Commercial Company, Incorporated
Puhi, Kauai

Hawaiian Sugar & Transportation Cooperative2
Puunene, Maui

C&H Sugar Company, Inc.3
Crockett, California

1 Wholly owned, unless otherwise indicated
2 A cooperative, owned with other Hawaii sugar companies
3 An affiliated company, approximately 40 percent owned by A&B

INVESTOR INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will be held in the Plaza Meeting Room on the ground floor of Amfac Center, 745 Fort Street, Honolulu, Hawaii, at
10 a.m. on Thursday, April 26, 2001.

INVESTOR INFORMATION
Corporate news releases, the annual report and other information about the Company are available at A&B's Web site on the Internet:
www.alexanderbaldwin.com.

Shareholders having questions about A&B are encouraged to write to Allen Doane, President and Chief Executive Officer; or Alyson J. Nakamura, Corporate Secretary.

Inquiries from professional investors may be directed to John B. Kelley, Vice President, Investor Relations, phone (808) 525-8422, e-mail: invrel@abinc.com.

FORM 10-K
Shareholders may obtain a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge, by writing to Alyson J. Nakamura, Corporate Secretary, Alexander & Baldwin, Inc., P.O. Box 3440, Honolulu, HI 96801-3440.

TRANSFER AGENT & REGISTRAR
Mellon Investor Services, San Francisco, California, and Ridgefield Park, New Jersey.

For questions regarding stock certificates, dividends, or other transfer-related matters, representatives of the Transfer Agent may be reached at 1-800-356-2017 between 8 a.m. and 8 p.m., Eastern Time, or via its Web site, www.mellon-investor.com. Correspondence may be sent to: P.O. Box 3315, So. Hackensack, NJ 07606.

AUDITORS
Deloitte & Touche LLP, Honolulu, Hawaii.

COMMON STOCK
A&B common shares trade under the symbol ALEX on The Nasdaq Stock MarketSM. A summary of daily stock transactions is listed in the Nasdaq National Market Issues section of major newspapers. Trading volume averaged 98,900 shares a day in 2000, compared with 105,800 in 1999 and 109,400 in 1998. Currently, 16 firms make a market in ALEX.

High and low sales prices per share, by quarter, for 2000 and 1999 were:

---------------------------------------------------------
Quarter               2000                   1999
---------------------------------------------------------
First          $22-25/32 - 17-15/16     $23-1/8 - 18-5/8
Second          24-5/8   - 19-1/4        24     - 19
Third           27-1/2   - 21-7/8        27-1/8 - 21-3/4
Fourth          28-1/4   - 21-5/8        25-3/8 - 21-3/8

DIVIDENDS
A&B strives to pay the highest possible dividends commensurate with operating and capital needs. The Company has paid cash dividends in every quarter since 1903. The most recent increase in the quarterly dividend rate was effective in the first quarter of 1998, from 22 cents a share to 22.5 cents. In 2000, total dividend payments to shareholders were $36.8 million, 41 percent of reported net income for the year. The following dividend schedule for 2001 has been set, subject to final approval by the A&B Board of Directors:

----------------------------------------------
Quarterly   Declaration    Record     Payment
Dividend       Date         Date       Date
----------------------------------------------
First        Jan. 25       Feb. 15    March 1
Second       April 26      May 7      June 7
Third        June 28       Aug. 2     Sept. 6
Fourth       Oct. 25       Nov. 8     Dec. 6

GENERAL INFORMATION

BOARD OF DIRECTORS
Members of the Board of Directors beneficially own approximately two percent of A&B shares.

The Annual Meeting of Shareholders on April 27, 2000, was the 100th regular Annual Meeting of A&B's shareholders. At that meeting, the shareholders reelected a total of 10 directors, all of whom were nominated by the Board. Reelected were Michael J. Chun, Leo E. Denlea, Jr., W. Allen Doane, Walter A. Dods, Jr., Charles G. King, Carson R. McKissick, C. Bradley Mulholland, Lynn M. Sedway, Maryanna G. Shaw and Charles M. Stockholm. R. J. Pfeiffer, previously Chairman of the Board and a director, continues to hold the honorary position of Chairman Emeritus.

MANAGEMENT, ORGANIZATION
On June 1, 2000, James S. Andrasick joined A&B as senior vice president, chief financial officer and treasurer.

At year-end 2000, A&B had 2,029 employees, versus 2,050 at year-end 1999.

CREDIT RATINGS
As discussed in Note 6 to the financial statements, Matson had outstanding commercial paper notes totaling $99.8 million at December 31, 2000. The Matson notes are rated A-1, P-1 and D-1 by Standard & Poor's, Moody's Investor Service and Fitch IBCA, Duff & Phelps, respectively. Standard & Poor's rates Matson's senior debt as A-.

STOCK INDEXES
The stock of A&B is included in the Dow Jones Transportation Index, the Dow Jones Composite Index, the Dow Jones Marine Transportation Index, the Dow Jones Sustainability Group Index and the S&P MidCap 400 Index.